Form 20-F
JED OIL INC.
filed 2005-07-15
CIK 1258021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________________

FORM 20-F

(Mark One)

[ ]	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934.
or
[X]	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. For the fiscal year ended December 31, 2004.
Or
[ ]	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. For the transition period from ---------- to ---------- .
Commission file number 001-32000

JED OIL INC.

(Exact Name of Registrant as Specified in Its Charter)

Alberta, Canada

(Jurisdiction of Incorporation or Organization)

Suite 2600, 500 – 4th Avenue S.W.

Calgary, Alberta, Canada

T2P 2V6

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
None	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:  Common Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares, without par value at December 31, 2004: 9,500,000

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  [X]  No  [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  [ ]  Item 18  [X]

PART I

ITEM 1.

Identity of Directors, Senior Management and Advisors

Not applicable

ITEM 2.

Offer Statistics and Expected Timetable

Not applicable

ITEM 3.

Key Information

A.

Selected Financial Data

The financial data set forth below as at December 31, 2004 and 2003 and for year ended December 31, 2004 and for the period from inception on September 3, 2003 to December 31, 2003 have been derived from our audited consolidated financial statements included in Item 18 of this Form 20-F. JED Oil Inc. was incorporated on September 3, 2003, therefore, the audited financial statements included for the period ended included in Item 18 of this Form are from the Company’s inception on September 3, 2003 to December 31, 2003.

The financial data as at December 31, 2004 and 2003 and for year ended December 31, 2004 and for the period from inception on September 3, 2003 to December 31, 2003 should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements.  The financial data is derived from our financial statements, which have been prepared in accordance with United States Generally Accepted Accounting Principals (GAAP).

The following table presents a summary of our consolidated statement of operations derived from our audited financial statements for the year ended December 31, 2004 and the 120-day period from inception on September 3, 2003 to December 31, 2003.  All data presented below should be read in conjunction with the “Management’s Discussion and Analysis” and our financial statements and accompanying notes included elsewhere in this Form 20-F.

Consolidated statements of operations data:

(In thousands, except per share data)
	Year	120-day Period
	Ended	Ended
	2004	2003
	US$	US$

Revenue	$ 1,519	$ -
Net earnings (loss)	$ (8,547)	$ (359)
Basic earnings (loss) per share	$ (1.21)	$ -
Diluted earnings (loss) per share	$ (1.21)	$ -

The following table presents a summary of our consolidated balance sheet as of December 31, 2004 and December 31, 2003.

Consolidated balance sheet data:

(In Thousands)	As at December 31,
	2004	2003

Cash	$ 18,657	$ 16,089
Accounts receivable and prepaid expenses	$ 2,598	$ 213
Due from related parties	$ 383	$ -
Capital assets	$ 5,404	$ -
Total assets	$ 29,034	$ 20,929
Total debt	$ -	$ -
Total stockholders’ equity	$ 23,452	$ 20,865
Common shares outstanding	9,500	-
Preferred shares outstanding	-	7,600
Dividends paid on preferred shares	$ -	$ -
Dividends paid on common shares	$ -	$ -

We publish our consolidated financial statements in United States (“US”) dollars.  In this report, except where other indicated, all amounts are stated in US dollars.

B.

Capitalization and Indebtedness

Not Applicable

C.

Reasons for the Offer and Use of Proceeds

Not Applicable

D.

Risk Factors

Certain risk factors that could materially adversely affect our cash flow, operating results, financial condition or the business of our operating subsidiaries are set out below.  Investors should carefully consider these risk factors before making investment decisions involving our common shares.

Our results of operations and financial condition are dependent on the prices received for our oil and natural gas production.

Oil and natural gas prices have fluctuated widely during recent years and are subject to fluctuations in response to relatively minor changes in supply, demand, market uncertainty and other factors that are beyond our control.  These factors include, but are not limited to, worldwide political instability, foreign supply of oil and natural gas, the level of consumer product demand, government regulations and taxes, the price and availability of alternative fuels and the overall economic environment.  Any decline in crude oil or natural gas prices may have a material adverse effect on our operations, financial condition, borrowing ability, reserves and the level of expenditures for the development of oil and natural gas reserves.  Any resulting decline in our cash flow could reduce our share price.

We may use financial derivative instruments and other hedging mechanisms to try to limit a portion of the adverse effects resulting from changes in natural gas and oil commodity prices.  To the extent we hedge our commodity price exposure, we forego the benefits we would otherwise experience if commodity prices were to increase.  In addition, our commodity hedging activities could expose us to losses.  Such losses could occur under various circumstances, including where the other party to a hedge does not perform its obligations under the hedge agreement, the hedge is imperfect or our hedging policies and procedures are not followed.  Furthermore, we cannot guarantee that such hedging transactions will fully offset the risks of changes in commodities prices.

In addition, we regularly assess the carrying value of our assets in accordance with U.S. generally accepted accounting principles under the full cost method.  If oil and natural gas prices become depressed or decline, the carrying value of our assets could be subject to downward revision.

An increase in operating costs or a decline in our production level could have a material adverse effect on our results of operations and financial condition and, therefore, could affect our cash flow and the market price of the common shares.

Higher operating costs for our underlying properties will directly decrease the amount of cash flow received by JED and, therefore, may reduce the price of our common shares.  Electricity, chemicals, supplies, reclamation and abandonment and labor costs are a few of the operating costs that are susceptible to material fluctuation.

The level of production from our existing properties may decline at rates greater than anticipated due to unforeseen circumstances, many of which are beyond our control.  A significant decline in our production could result in materially lower revenues and cash flow.

A decline in our ability to market our oil and natural gas production could have a material adverse effect on production levels or on the price that we received for our production, which, in turn, could affect the market price of our common shares.

Our business depends in part upon the availability, proximity and capacity of gas gathering systems, pipelines and processing facilities. Canadian federal and provincial, as well as United States federal and state, regulation of oil and gas production, processing and transportation, tax and energy policies, general economic conditions, and changes in supply and demand could adversely affect our ability to produce and market oil and natural gas.  If market factors change and inhibit the marketing of our production, overall production or realized prices may decline, which could reduce value to our shareholders.

Fluctuations in foreign currency exchange rates could adversely affect our business, and could affect the market price of our common shares.

The price that we receive for a majority of our oil and natural gas is based on United States dollar denominated benchmarks, and therefore the price that we receive in Canadian dollars is affected by the exchange rate between the two currencies.  A material increase in the value of the Canadian dollar relative to the United States dollar may negatively impact net production revenue by decreasing the Canadian dollars received for a given United States dollar price.  We could be subject to unfavorable price changes to the extent that we have engaged, or in the future engage, in risk management activities related to foreign exchange rates, through entry into forward foreign exchange contracts or otherwise.

Actual reserves will vary from reserve estimates, and those variations could be material, and affect the market price of our common shares.

The reserve and recovery information contained in the independent engineering report prepared by McDaniel & Associates Consultants Ltd. ("McDaniel") relating to our reserves is only an estimate and the actual production and ultimate reserves from our properties may be greater or less than the estimates prepared by McDaniel.

The value of our common shares depends upon, among other things, the reserves attributable to our properties.  Estimating reserves is inherently uncertain.  Ultimately, actual reserves attributable to our properties will vary from estimates, and those variations may be material.  The reserve figures contained herein are only estimates.  A number of factors are considered and a number of assumptions are made when estimating reserves.  These factors and assumptions include, among others:

•

historical production in the area compared with production rates from similar producing areas;

•

future commodity prices, production and development costs, royalties and capital expenditures;

•

initial production rates;

•

production decline rates;

•

ultimate recovery of reserves;

•

success of future development activities;

•

marketability of production;

•

effects of government regulation; and

•

other government levies that may be imposed over the producing life of reserves.

Reserve estimates are based on the relevant factors, assumptions and prices on the date the relevant evaluations were prepared.  Many of these factors are subject to change and are beyond our control.  If these factors, assumptions and prices prove to be inaccurate, actual results may vary materially from reserve estimates.

If we expand our operations beyond oil and natural gas production in western Canada, we may face new challenges and risks.

If we were unsuccessful in managing these challenges and risks, our results of operations and financial condition could be adversely affected, which could affect the market price of our common shares.

Our operations and expertise are currently focused on conventional oil and gas production and development in the Western Canadian Sedimentary Basin.  In the future, we may acquire oil and gas properties outside this geographic area.  In addition, our activities are not limited to oil and gas production and development, and we could acquire other energy related assets, such as oil and natural gas processing plants or pipelines.  Expansion of our activities into new areas may present challenges and risks that we have not faced in the past.  If we do not manage these challenges and risks successfully, our results of operations and financial condition could be adversely affected.

In determining the purchase price of acquisitions, we rely on both internal and external assessments relating to estimates of reserves that may prove to be materially inaccurate.  Such reliance could adversely affect the market price of our common shares.

The price we are willing to pay for reserve acquisitions is based largely on estimates of the reserves to be acquired.  Actual reserves could vary materially from these estimates.  Consequently, the reserves we acquire may be less than expected, which could adversely impact cash flows and shareholder value.  An initial assessment of an acquisition may be based on a report by engineers or firms of engineers that have different evaluation methods and approaches than those of our engineers, and these initial assessments may differ significantly from our subsequent assessments.

We do not operate any of our properties and, therefore, results of operations may be adversely affected by the failure of third-party operators, which could affect the market price of our common shares.

The continuing production from a property, and to some extent the marketing of that production, is dependent upon the ability of the operators of those properties.  At December 31, 2004, 100% of our daily production was from properties operated by third parties.  To the extent a third-party operator fails to perform its functions efficiently or becomes insolvent, our revenue may be reduced.  Third party operators also make estimates of future capital expenditures more difficult.

Further, the operating agreements, which govern the properties not operated by us, typically require the operator to conduct operations in a good and "workmanlike" manner.  These operating agreements generally provide, however, that the operator has no liability to the other non-operating working interest owners for losses sustained or liabilities incurred, except for liabilities that may result from gross negligence or willful misconduct.

Delays in business operations could adversely affect the market price of our common shares.

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of our properties, and the delays of those operators in remitting payment to us, payments between any of these parties may also be delayed by:

•   restrictions imposed by lenders;

•   accounting delays;

•   delays in the sale or delivery of products;

•   delays in the connection of wells to a gathering system;

•   blowouts or other accidents;

•   adjustments for prior periods;

•   recovery by the operator of expenses incurred in the operation of the properties; or

•   the establishment by the operator of reserves for these expenses.

Any of these delays could reduce the amount of cash available in a given period and expose us to additional third party credit risks.

We may, from time to time, finance a significant portion of our operations through debt.  Our indebtedness could affect the market price of our common shares.

The payments of interest and principal, and other costs, expenses and disbursements to our lenders reduce amounts available for reinvestment.  Variations in interest rates and scheduled principal repayments could result in significant changes to the amount of the cash flow required to apply to the debt. The agreements governing a typical credit facility provide that if we are in default under the credit facility, exceed certain borrowing thresholds or fail to comply with certain covenants, we must repay the indebtedness at an accelerated rate.

Lenders are typically provided with a security interest in substantially all of our assets.  If we are unable to pay the debt service charges or otherwise commit an event of default, such as bankruptcy, our lenders may foreclose on and sell the properties.  The proceeds of any sale would be applied to satisfy amounts owed to the creditors.  Only after the proceeds of that sale were applied towards the debt would the remainder, if any, be available for distribution to shareholders.

A credit facility may not provide sufficient liquidity.

The amounts available under any future credit facility may not be sufficient for future operations, or we may not be able to obtain additional financing on economic terms attractive to us, if at all.  Repayment of all outstanding amounts may be demanded at any time.  If this occurs, we may need to obtain alternate financing.  Any failure to obtain suitable replacement financing may have a material adverse effect on our business.

Our assets could become highly leveraged.  Any material change in our liquidity could impair our ability to pay dividends and could adversely affect the value of your investment.

We could carry a high amount of debt relative to our assets. A decrease in the amount of our production or the price we receive for it could make it difficult for us to service our debt or may cause the bank that issued our loan to determine that our assets are insufficient security for our bank debt.

The oil and natural gas industry is highly competitive.

We compete for capital, acquisitions of reserves, undeveloped lands, skilled personnel, access to drilling rigs, service rigs and other equipment, access to processing facilities, pipeline and refining capacity and in many other respects with a substantial number of other organizations, many of which may have greater technical and financial resources than we do.  Some of these organizations explore for, develop and produce oil and natural gas, but also carry on refining operations and market oil and other products on a worldwide basis.  As a result of these complementary activities, some of our competitors may have greater and more diverse competitive resources to draw on than we do.  Given the highly competitive nature of the oil and natural gas industry, this could adversely affect the market price of our common shares.

The industry in which we operate exposes us to potential liabilities that may not be covered by insurance.

Our operations are subject to all of the risks associated with the operation and development of oil and natural gas properties, including the drilling of oil and natural gas wells, and the production and transportation of oil and natural gas.  These risks include encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, equipment failures and other accidents, cratering, sour gas releases, uncontrollable flows of oil, natural gas or well fluids, adverse weather conditions, pollution, other environmental risks, fires and spills.  A number of these risks could result in personal injury, loss of life, or environmental and other damage to our property or the property of others.  We cannot fully protect against all of these risks, nor are all of these risks insurable.  We may become liable for damages arising from these events against which we cannot insure or against which we may elect not to insure because of high premium costs or other reasons.  Any costs incurred to repair these damages or pay these liabilities would reduce the value of our common shares.

The operation of oil and natural gas wells could subject us to environmental claims and liability.

The oil and natural gas industry is subject to extensive environmental regulation pursuant to local, provincial and federal legislation.  A breach of that legislation may result in the imposition of fines or the issuance of "clean up" orders.  Legislation regulating the oil and natural gas industry may be changed to impose higher standards and potentially more costly obligations.  For example, the 1997 Kyoto Protocol to the United Nation's Framework Convention on Climate Change, known as the Kyoto Protocol, was ratified by the Canadian government in December 2002 and will require, among other things, significant reductions in greenhouse gases.  The impact of the Kyoto Protocol on us is uncertain and may result in significant additional costs (future) for our operations.  Although we record a provision in our financial statements relating to our estimated future environmental and reclamation obligations, we cannot guarantee that we will be able to satisfy our actual future environmental and reclamation obligations.

We are not fully insured against certain environmental risks, either because such insurance is not available or because of high premium costs.  In particular, insurance against risks from environmental pollution occurring over time (as opposed to sudden and catastrophic damages) is not available on economically reasonable terms.

Accordingly, our properties may be subject to liability due to hazards that cannot be insured against, or that have not been insured against due to prohibitive premium costs or for other reasons.  Any site reclamation or abandonment costs actually incurred in the ordinary course of business in a specific period will be funded out of cash flow and, therefore, will reduce the amounts available for reinvestment.  Should we be unable to fully fund the cost of remedying an environmental problem, we might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

Lower crude oil and natural gas prices increase the risk of ceiling limitation write-downs.  Any write-downs could materially affect the value of your investment.

All costs related to the exploration for and the development of oil and gas reserves are capitalized into a single cost centre representing JED’s activity, which is undertaken exclusively in Canada.  Costs capitalized include land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties and costs of drilling productive and non-productive wells.  Proceeds from the disposal of properties are applied as a reduction of cost without recognition of a gain or loss except where such disposals would result in a major change in the depletion rate.

Capitalized costs are depleted and depreciated using the unit-of-production method based on the estimated gross proven oil and natural gas reserves before royalties as determined by independent engineers.  Units of natural gas are converted into barrels of equivalents on a relative energy content basis.  Capitalized costs, net of accumulated depletion and depreciation, are limited to estimated future net revenues from proven reserves, based on year-end prices, undiscounted, less estimated future abandonment and site restoration costs, general and administrative expenses, financing costs and income taxes.  Estimated future abandonment and site restoration costs are provided for over the life of proven reserves on a unit-of-production basis.  The annual charge is included in depletion and depreciation expense and actual abandonment and site restoration costs are charged to the provision as incurred.  The amounts recorded for depletion and depreciation and the provision for future abandonment and site restoration costs are based on estimates of proven reserves and future costs.  The recoverable value of capital assets is based on a number of factors including the estimated proven reserves and future costs.  By their nature, these estimates are subject to measurement uncertainty and the impact on financial statements of future periods could be material.

Under United States GAAP, companies using the “full cost” method of accounting for oil and gas producing activities perform a ceiling test using estimated future net revenue from proven oil and gas reserves using a discount factor of 10%.  Prices used in the US GAAP ceiling tests performed for this reconciliation were those in effect at the applicable year-end.  Financing and administration costs are excluded from the calculation under U.S. GAAP.  At December 31, 2004 JED realized a US GAAP ceiling test write-down of $4.2 million.

The risk that we will be required to write down the carrying value of crude oil and natural gas properties increases when crude oil and natural gas prices are low or volatile.  We may experience additional ceiling test write-downs in the future.

Unforeseen title defects may result in a loss of entitlement to production and reserves.

Although we conduct title reviews in accordance with industry practice prior to any purchase of resource assets, such reviews do not guarantee that an unforeseen defect in the chain of title will not arise and defeat our title to the purchased assets.  If such a defect were to occur, our entitlement to the production from such purchased assets could be jeopardized and, as a result, shareholder value may be reduced.

Aboriginal land claims

The economic impact on us of claims of aboriginal title is unknown.  Aboriginal people have claimed aboriginal title and rights to a substantial portion of western Canada.  We are unable to assess the effect, if any, that any such claim would have on our business and operations.

Changes in tax and other laws may adversely affect shareholders.

Income tax laws, other laws or government incentive programs relating to the oil and gas industry, such as the treatment of resource allowance, may in the future be changed or interpreted in a manner that adversely affects the shareholders.  Tax authorities having jurisdiction over JED Oil Inc. may disagree with the manner in which we calculate our income for tax purposes or could change their administrative practices to our detriment or the detriment of shareholders.  Accordingly, changes in this area are possible.

Income tax matters

On October 31, 2003, the Department of Finance (Canada) released, for public comment, proposed amendments to the Tax Act that relate to the deductibility of interest and other expenses for income tax purposes for taxation years commencing after 2004. In general, the proposed amendments may deny the realization of losses in respect of a business if there is no reasonable expectation that the business will produce a cumulative profit over the period that the business can reasonably be expected to be carried on. If such proposed amendments were enacted and successfully invoked by the Canada Revenue Agency (“CRA”) against JED or a subsidiary entity, it could materially adversely affect our cash flow. However, JED believes that it is reasonable to expect JED and each subsidiary entity to produce a cumulative profit over the expected period that the business will be carried on. Expenses incurred by JED are only deductible to the extent they are reasonable. Although JED is of the view that all expenses to be claimed by JED and its subsidiary entity should be reasonable and deductible, there can be no assurance that CRA will agree. If CRA were to successfully challenge the deductibility of such expenses, the return to shareholders may be adversely affected.

Changes in market-based factors may adversely affect the trading price of our common shares.

The market price of our common shares is primarily a function of anticipated profits and cash flow and the value of our properties.  The market price of our common shares is therefore sensitive to a variety of market-based factors, including, but not limited to, interest rates and the comparability of our common shares to other growth oriented securities.  Any changes in these market-based factors may adversely affect the trading price of the common shares.

Our operations are entirely independent from the shareholders and loss of key management and other personnel could impact our business.

Shareholders are entirely dependent on the management of JED with respect to the acquisition of oil and gas properties and assets, the development and acquisition of additional reserves, the management and administration of all matters relating to our oil and natural gas properties and the administration of the Company.  The loss of the services of key individuals who currently comprise the management team could have a detrimental effect on shareholder value.  Investors should carefully consider whether they are willing to rely on the existing management before investing in the common shares.

There may not always be an active trading market for the common shares.

While there is currently an active trading market for our common shares in the United States, we cannot guarantee that an active trading market will be sustained.

We may undertake acquisitions that could limit our ability to manage and maintain our business, result in adverse accounting treatment and are difficult to integrate into our business.  Any of these events could result in a material change in our liquidity, impair our ability to pay dividends and could adversely affect the value of your investment.

A component of future growth will depend on the ability to identify, negotiate, and acquire additional companies and assets that complement or expand existing operations.  However we may be unable to complete any acquisitions, or any acquisitions we may complete may not enhance our business.  Any acquisitions could subject us to a number of risks, including:

•

diversion of management's attention;

•

inability to retain the management, key personnel and other employees of the acquired business;

•

inability to establish uniform standards, controls, procedures and policies;

•

inability to retain the acquired company's customers;

•

exposure to legal claims for activities of the acquired business prior to acquisition; and inability to integrate the acquired company and its employees into our organization effectively.

Since we are a Canadian company and most of our assets and key personnel are located in Canada, you may not be able to enforce a U.S. judgment for claims you may bring against us, our assets, our key personnel or many of the experts named in this document.  This may prevent you from receiving compensation to which you would otherwise be entitled.

We have been organized under the laws of Alberta, Canada and most of our assets are located outside the United States. In addition, a majority of the members of our Board of Directors and our officers and many of the experts named in this prospectus are residents of countries other than the U.S. As a result, it may be impossible for you to effect service of process upon us or these individuals within the U.S. or to enforce any judgments in civil and commercial matters, including judgments under U.S. federal securities laws. In addition, a Canadian court may not permit you to bring an original action in Canada or to enforce in Canada a judgment of a U.S. court based upon civil liability provisions of the U.S. federal securities laws.

There may be future dilution.

One of our objectives is to continually add to our reserves through acquisitions and through development.  Our success is, in part, may be dependent on our ability to raise capital from time to time by selling additional Common Shares.  Shareholders will suffer dilution as a result of these offerings if, for example, the cash flow, production or reserves from the acquired assets do not reflect the additional number of Common Shares issued to acquire those assets. Shareholders may also suffer dilution in connection with future issuances of Common Shares to effect acquisitions.

ITEM 4.

Information on The Company

A.

History and development of The Company

JED Oil Inc. ("JED" or “the Company” and, together with its direct and indirect subsidiaries and partnerships, "we", "our" or "us") is an independent energy corporation that was incorporated under the laws of the Province of Alberta, Canada on September 3, 2003. Our head and principal office is located at 2600, 500 – 4th Avenue S.W., Calgary, Alberta, T2P 2V6. Our office telephone number is (403) 537-3250.  JED owns 100% of JED Oil (USA) Inc., which was incorporated under the laws of the state of Wyoming on May 5, 2004.

Olympia Trust Company, Calgary, Alberta is our registered transfer agent. The principal and head office of Olympia Trust Company is located at 2300, 125 – 9th Avenue S.E., Calgary, Alberta T2G 0P6.

In December 2003, JED completed a private placement of 7,600,000 Series A Convertible Preferred shares at $2.75 per share resulting in net proceeds of $20,876,000.

In January 2004, we entered into a Farm-in/Joint Venture Agreement with Enterra Energy Trust (“Enterra”) for development of several properties in Central Alberta.  Under the terms of the agreement, we pay 100% of the capital costs to earn a 70% working interest in these projects.

On March 31, 2004 we ended our development stage and commenced production. The first day of production occurred in the month of April 2004.

In April 2004, we closed our initial public offering of 1,675,000 shares of common stock and our underwriter’s over allotment option of 225,000 shares of common stock, at a price of $5.50 per share, for gross proceeds of $10,450,000.

In April 2004, all holders of 7,600,000 shares of Series A Convertible Preferred Stock elected to convert their shares into 7,600,000 shares of common stock during the 10-day period following the effective date of our registration statement on April 5, 2004.

On April 6, 2004, our common shares commenced trading on the American Stock Exchange under the symbol “JDO”.

On August 12, 2004, we acquired 250,000 common shares of JMG Exploration, Inc. (“JMG”) (representing an approximate 11% equity interest in the total voting share capital of JMG) for cash consideration of $1,000,000.  Upon completion of the unit offering, and assuming all JMG preferred shareholders convert their preferred shares to common shares, JED will own approximately 6% equity interest in JMG. We are represented with two of the five seats on the JMG Board of Directors.  JMG has also filed a registration statement with the SEC with respect to units consisting of one common share and one common share purchase warrant exercisable at a price of $5.00 per share and expiring one year after the issuance date.  Each unit will be priced at no less than $5.10, and 1,900,000 such units will be offered initially to JED shareholders on the basis of one unit for every five shares of JED common stock of held as of February 1, 2005.

On October 21, 2004, we announced the signing of a Farm-in Agreement with Enterra whereby we will develop certain projects related to the properties recently acquired by Enterra through the corporate acquisition of Rocky Mountain Energy Corp. Under the terms of the agreement, we pay 100% of the capital costs to earn a 65% working interest in these projects.  The first phase of the development program commenced in November 2004.

Mr. Tom Jacobsen assumed the role of Chief Executive Officer on November 8, 2004.

Mr. Al Williams joined JED as President on November 8, 2004.  Mr. Williams is a professional geologist with more than 25 years of experience in the oil and gas industry.

As of June 30, 2005, we have 9,706,169 shares of common stock outstanding, stock options to purchase 700,833 common shares and share purchase warrants that entitle the warrant holder to acquire 108,000 common shares.

Capital Expenditures

Since the inception of the Company in September 2003, we have invested $10.3M in capital expenditures to drill wells and construct pipelines and facilities to transport and process our production volumes.  A breakdown of the capital expended during this period is as follows:

Expenditure Type	Amount Spent From Inception to December 31, 2004
Property acquisitions	$ 4
Drilling (exploration and development)	7,057
Facilities and equipment	1,830
Share issue costs	1,223
Asset Retirement Obligations	239
Total Capital Expenditures	$ 10,353

Capital Commitments

During the three months ending March 31, 2005 JED has capital expenditures of $7.3M.  For the year 2005 we expect to incur $20M in capital expenditures.  The capital program will be funded from cash flow, debt and possibly equity financing.

We expect to spend the entire capital program in Canada.

B. Business Overview

JED Oil Inc. was incorporated with the mandate to develop the oil and natural gas properties of others under arrangements in which we will finance the cost of development drilling in exchange for interests in the oil and natural gas revenue generated by the properties. Our production averaged 585 boe/d during the first quarter of 2005 including 517 bbls/d of medium and heavy oil and 404 mcf/d of natural gas. Our proved and probable reserves are approximately 796 mboe in the aggregate. Our growth will come mainly from the development and exploitation of the undeveloped acreage owned by Enterra. These development programs will be financed in part by cash flow, and in part with debt or equity financing.

Business Strategy

JED’s business strategy is to grow its reserves and cash flow by funding the development of oil and gas properties in exchange for an interest in the property. JED is focused on per share growth.  We will finance acquisitions with debt and cash flow, and minimize shareholders’ dilution while maintaining a strong balance sheet.  JED’s ability to replace and grow its reserves over time is the key success factor in our business strategy.

A majority of our officers and employees were previously employed by Enterra and are familiar with its management and operating philosophies. We anticipate that a majority of our development activities for the near future will be through farm-in or other arrangements with Enterra. We have no contractual or other restrictions with Enterra that prevents us from developing oil and natural gas projects with others.

Relationship with Enterra Energy Trust

Effective January 1, 2004, JED and Enterra entered into a Technical Services Agreement, which provides for services required to manage Enterra’s field operations and governs the allocation of general and administrative expenses between the two entities.  Under the Technical Services Agreement, JED and Enterra allocate the costs of management, development, exploitation, operations and general and administrative activities on the basis of production and capital expenditures, or as otherwise agreed to between JED and Enterra. The Technical Services Agreement has no set termination date and can be cancelled with six months notice.

Under an Agreement of Business Principles, properties acquired by Enterra will be contract operated and drilled by JMG Exploration, Inc. (“JMG”), if they are exploration properties, and contract operated and drilled by JED if they are development projects.  Exploration of the properties will be done by JMG, which will pay 100% of the exploration costs to earn a 70% working interest in the properties. If JMG discovers commercially viable reserves on the exploration properties, Enterra will have the right to purchase 80% of JMG’s working interest in the properties at a fair value as determined by independent engineers.  Should Enterra elect to have JED develop the properties, development will be done by JED, which will pay 100% of the development costs to earn 70% of the interests of both JMG and Enterra.  Enterra will have a first right to purchase assets developed by JED.

Revenues

JED’s revenue is principally from the sale of oil and natural gas liquids and natural gas.  For the period since incorporation, JED has also earned interest revenue from the investment of excess cash in interest earning investments.  The summary of revenues by revenue type for the year ended December 31, 2004 and for the 120-day period from incorporation on September 3, 2003 to December 31, 2003 is as follows:

	For the year ended December 31, 2004	For the 120-day period from September 3, 2003 to December 31, 2003
Revenue
Oil and gas revenue	$1,519,089	-
Interest	$484,137	$49,485
Total Revenue	$2,003,226	$49,485

Employees

At December 31, 2004, we had 73 employees in our head office and field locations. Under the Technical Services Agreement signed with Enterra Energy Trust, JED provides field, office and administrative services to Enterra. Effective January 1, 2004, the Company and Enterra entered into a Technical Services Agreement, which provides for JED to manage Enterra’s field operations and governs the allocation of general and administrative expenses between the two entities.  Under the Technical Services Agreement, JED and Enterra allocate the costs of management, development, exploitation, operations and general and administrative activities on the basis of production and capital expenditures, or as otherwise agreed to between the JED and Enterra. The Technical Services Agreement has no set termination date and can be cancelled with six months notice.

Office Facilities

JED shares office space with Enterra who currently leases 20,927 square feet of office space at Suite 2600, 500 - 4th Avenue S.W. in Calgary, Alberta in a lease that commenced November 1, 2001. The lease has a five-year term (expiring on December 31, 2009) and the annual rental is currently C$29.64 per square foot (including operating costs and property taxes).  JED has no formal lease arrangements in place.  JED’s share of the office lease costs are allocated under the terms of the Technical Services Agreement.

Competition

The petroleum industry is highly competitive. JED competes with numerous other participants in the acquisition of oil and gas leases and properties, and the recruitment of employees. Any company can make acquisitions and bid on provincial leases in Alberta. Competitors include oil companies and income trusts, many of who have greater financial resources, staff and facilities than those of JED.  Our ability to increase reserves in the future will depend not only on our ability to develop existing properties, but also on our ability to select and acquire suitable additional producing properties or prospects for drilling. We also compete with numerous other companies in the marketing of oil. Competitive factors in the distribution and marketing of oil include price and methods and reliability of delivery.

Government Regulation in Canada

The oil and natural gas industry is subject to extensive controls and regulations governing its operations, including land tenure, exploration, development, production, refining, transportation and marketing, imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta and British Columbia, all of which should be carefully considered by investors in the Canadian oil and gas industry. It is not expected that any of these controls or regulations will affect the operations of JED in a manner materially different from how they would affect other oil and gas companies of similar size operating in Western Canada. All current legislation is a matter of public record and JED is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing - Oil and Natural Gas

The producers of oil are entitled to negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Such price depends in part on oil quality, prices of competing oils, distance to market, the value of refined products and the supply/demand balance. Oil exporters are also entitled to enter into export contracts with terms not exceeding one year in the case of light crude oil and two years in the case of heavy crude oil, provided that an order approving such export has been obtained from the National Energy Board of Canada, or NEB. Any oil export to be made pursuant to a contract of longer duration, to a maximum of 25 years, requires an exporter to obtain an export license from the NEB and the issuance of such license requires the approval of the Governor in Council. In addition, the prorationing of capacity on the interprovincial pipeline systems continues to limit oil exports.

The price of natural gas is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices with purchasers, provided that the export contracts meet certain other criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than two years or for a term of two to twenty years, in quantities of not more than 30,000 m3/day, must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration, up to a maximum of 25 years, or a larger quantity, requires an exporter to obtain an export license from the NEB and the issuance of such license requires the approval of the Governor in Council.

The governments of British Columbia and Alberta also regulate the volume of natural gas that may be removed from those provinces for consumption elsewhere based on such factors as reserve ability, transportation arrangements and market considerations.

Provincial Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations, which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays and tax credits, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry.

In the Province of Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the Alberta Royalty Tax Credit or, ARTC program. The ARTC rate is based on a price sensitive formula and the ARTC rate varies between 75% at prices at and below $100 per thousand cubic metres and 25% at prices at and above $210 per thousand cubic metres. The ARTC rate is applied to a maximum of Cdn$2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from a corporation claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate will be established quarterly based on the average “par price”, as determined by the Alberta Department of Energy for the previous quarterly period.

On December 22, 1997, the Alberta government announced that it was conducting a review of the ARTC program with the objective of setting out better-targeted objectives for a smaller program and to deal with administrative difficulties. On August 30, 1999, the Alberta government announced that it would not be reducing the size of the program but that it would introduce new rules to reduce the number of persons who qualify for the program. The new rules will preclude companies that pay less than Cdn$10,000 in royalties per year and non-corporate entities from qualifying for the program. Such rules will not presently preclude Enterra from being eligible for the ARTC program.

Crude oil and natural gas royalty holidays for specific wells and royalty reductions reduce the amount of Crown royalties paid by Enterra to the provincial governments. In general, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties.

Land Tenure

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licenses and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation. Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

Environmental legislation in the Province of Alberta has been consolidated into the Environmental Protection and Enhancement Act, or EPEA, which came into force on September 1, 1993. The EPEA imposes stricter environmental standards, requires more stringent compliance, reporting and monitoring obligations and significantly increases penalties for violations. JED is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and expense nature as a result of the increasingly stringent laws relating to the protection of the environment and will be taking such steps as required to ensure compliance with the EPEA and similar legislation in other jurisdictions in which it operates. JED believes that it is in material compliance with applicable environmental laws and regulations.  JED also believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

The Kyoto Protocol came into force on February 16, 2005. Canada ratified the Kyoto Protocol in December 2002. In 1997, Canada committed to an emission reduction of 6% below 1990 levels during the First Commitment period (2008 to 2012). On March 24, 2005, the Canadian government introduced to Parliament for first reading Bill C-43 “An Act to Implement Certain Provisions of the Budget Tabled by Parliament on February 23, 2005” (Bill C-43), which contained certain proposals relating to the Kyoto Protocol. While the content of Bill C-43 and whether it will eventually pass into law remains in doubt, it constitutes the first attempt by the Canadian government to implement obligations under the Kyoto Protocol. As well, on April 13, 2005, Environment Canada released its Kyoto Plan, which sets out a number of initiatives, including the lowering of the target for reductions in greenhouse gas emissions by large final emitters from the initial target of 55 megatons to a new target of 45 megatons. Any required reductions in the greenhouse gases emitted from our operations could result in increases in our capital expenditures and operating expenses, which could have an adverse effect on our results of operations and financial condition.

C. Organizational Structure

JED Oil Inc. is an independent energy corporation that was incorporated under the laws of the Province of Alberta, Canada on September 3, 2003. Our head and principal office is located at 2600, 500 – 4th Avenue S.W., Calgary, Alberta, T2P 2V6 JED owns 100% of JED Oil (USA) Inc., which was incorporated under the laws of the state of Wyoming on May 5, 2004.

D. Property, Plant and Equipment

JED’s core areas include the Princess/Tide Lake, Sylvan Lake in Central Alberta, and the Provost/Alliance areas of East Central Alberta.

Princess/Tide Lake

The Princess/Tide Lake property is located 25 km northeast of the town of Brooks, Alberta. JED has a working interest in 8 wells in the area drilled in 2004. Production is primarily from the Sunburst and Pekisko formations. Sunburst production consists of gas and 23 degree API crude while the Pekisko production consists of gas and 27 degree API crude oil. JED’s share of current production for the area is 200 bbl/d of oil plus 324 mcf/d of solution gas. Two wells have been drilled and completed in the Sunburst formation with seven more planned upon the approval of a pending downspacing application. Six wells have been drilled and completed in the Pekisko formation, with two more wells planned. The total planned net cost of the program approximately is $950,000.

McDaniel has assigned total proved remaining reserves of 200 mbbl of oil, 252 mmcf of natural gas, and 4 mbbl of natural gas liquids. Total proved and probable reserves assigned are 268 mbbl of oil, 344 mmcf of natural gas, and 5 mbbl of natural gas liquids. Probable reserves were assigned based on an assumption that the wells will achieve a slightly higher recovery than estimated. Total proved and probable reserves at Princess of 331 mboe represent 41% of JED’s total reserves on a boe basis.

Sylvan Lake

The Sylvan Lake property is located 40 km west of the town of Red Deer, Alberta. JED’s assets consist of a working interest of 70.0% in 4 producing oil wells drilled in 2004. JED’s share of current production for the area is 190 bbl/d of 14 degree API oil plus 270 mcf/d of solution gas. The wells are tied into the Enterra-operated Sylvan Lake oil treating facility. Based on the 100% success rate of the 4-well 2004 drilling program, JED may participate in the drilling of three wells with further downspacing in other areas of the pool. The reservoir has net pays up to 40 m (130 ft). JED has ownership in a 3-D seismic program that covers the Sylvan Lake Pekisko “G” pool.

JED was assigned proved reserves of 174 mbbl of oil, 134 mmcf of solution gas, and 8.6 mbbl of natural gas liquids. Total proved and probable reserves assigned are 232 mbbl of oil, 179 mmcf of solution gas, and 11.4 mbbl of natural gas liquids. Probable reserves were assigned based on an assumption that the wells will achieve a slightly higher oil recovery than estimated.

Provost

The Provost package is located 25km southwest of the town of Provost, Alberta. JED’s assets consist of a working interest of 32.696% in 4 producing oil wells drilled in 2004 within the Provost Cummings Y Unit No. 1. JED’s share of current production for the area is 52 bbl/d of 28 degree API oil. In order to lower operating costs, JED will tie the wells into an Enterra-operated central oil treating facility currently under construction. Due to the success of the 2004 drilling program, the Unit has decided to drill another nine wells for oil production in which JED would also carry a 32.696% working interest at a total net capital cost of $1,700,000. In addition to the facility construction, provisions are being made to reinject produced water for pressure support. Makeup water from several source wells will be used to maintain voidage replacement at 100%.

JED was assigned proved reserves of 91 mbbl of oil. Total proved and probable reserves assigned are 117 mbbl of oil based on improved performance from the existing wells. Total proved and probable reserves at Provost of 117 mboe represent 15% of JED’s total reserves on a boe basis.

Reserves and Present Value Summary

Proved oil and gas reserves are the estimated quantities of natural gas, crude oil, condensate and NGLs that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Reserve estimates are considered proved if economical productibility is supported by either actual production or conclusive formation tests. Estimated reserves that can be produced economically through application of improved recovery techniques are included in the "proved" classification when successful testing by a pilot project or the operation of an active, improved recovery program in the reservoir provides support for the engineering analysis on which the project or program is based. Estimated proved developed oil and gas reserves can be expected to be recovered through existing wells with existing equipment and operating methods.

JED emphasizes that its reported reserves are estimates which, by their nature, are subject to revision. The estimates are made using available geological and reservoir data, as well as production performance data. These estimates are reviewed annually, and revised either upward or downward, as warranted by additional performance data.

In this Form 20-F, certain natural gas volumes have been converted to barrels of oil equivalent ("BOEs'') on the basis of six thousand cubic feet ("Mcf'') to one barrel ("bbl'').  BOEs may be misleading, particularly if used in isolation.  A BOE conversion ratio of six Mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent equivalency at the wellhead.

JED has its reserves evaluated by independent engineers every year. McDaniel and Associates Consultants Ltd. ("McDaniel") independently evaluated the JED’s reserves at December 31, 2004. These recovery and reserve estimates of JED’s interest in the described properties are estimates only; the actual in the properties in which we have an interest may be more or less than those calculated.  The extent and character of the material information supplied by JED including, but not limited to, ownership, well data, production, price, revenues, operating costs and contracts were relied upon McDaniel in preparing the report.  In the absence of such information, McDaniel relied upon their opinion of reasonable practice in the industry.  The McDaniel report may be examined at the office of JED located at Suite 2600, 500 – 4th Avenue S.W., Calgary, Alberta, T2P 2V6, during normal business hours.

Reserve Quantity Information

Estimated quantities of proved oil (including natural gas liquids) and natural gas reserves at December 31, 2004 and 2003 and changes in the reserves during those years, are shown in the following two tables:

	2004	2003
Proved developed and undeveloped reserves – Oil (mboe)
At January 1	-	-
Extensions, discoveries and other additions	569.8	-
Production	(42.6)	-

At December 31	527.2	-

Proved developed reserves – Oil (mboe)
At January 1	-	-
At December 31	467.3	-

	2004	2003
Proved developed and undeveloped reserves – Gas (mboe)
At January 1	-	-
Extensions, discoveries and other additions	78.8	-
Production	(3.5)	-

At December 31	75.3	-

Proved developed reserves – Gas (mboe)
At January 1	-	-
At December 31	58.7	-

Proved developed reserves are defined as reserves that can be expected to be recovered through existing wells with existing facilities and operating methods.

Proved undeveloped reserves are defined as reserves that can be expected to be recovered through the drilling of additional wells and building of additional facilities.

Total proved reserves increased to 602.5 mboe from 0 mboe at the end of 2003.  Total proved reserves represent 76% (2003 – NA) of total reserves.

Land Holdings

At December 31, 2004 and 2003 JED had the following land holdings, all of which are in Canada:

	2004 (gross)	2004 (net)	2003
Developed acres	2,177	1,504	-
Undeveloped acres	-	-	-
Total acres	2,177	1,504	-

Production

The following table summarizes JED’s working interest production, net before royalties, during the periods indicated:

	Years ended December 31,
	2004	2003
Oil and NGL’s (mbbl)	42.6	-
Gas (mmcf)	20.7	-
Total (mboe)	46.0	-
Average production in boed	168.0	-

The average production for 2004 was for the period from the commencement of field operations on April 1, 2004 to December 31, 2004.

Definitions:

“boed”

means barrels of oil equivalent produced per day.

“mboe”

means thousands of barrels of oil equivalent, meaning one barrel of oil or one barrel of natural gas liquids or ten mcf of natural gas.

“mbbl”

means thousands of barrels, with respect to production of crude oil or natural gas liquids.

“mmcf”

means millions of cubic feet, with respect to production of natural gas.

“NGL’s”

means natural gas liquids, being those hydrocarbon components recovered from raw natural gas as liquids by processing through extraction plants or recovered from field separators, scrubbers or other gathering facilities. These liquids include the hydrocarbon components ethane, propane, butanes and pentanes plus, or a combination thereof.

Average Sales Prices

Year ended December 31,	2004	2003
Oil, per barrel	$ 33.28	$ -
Natural Gas, per mcf	$ 5.09	$ -

Average Production Costs

Year ended December 31,	2004	2003
Per BOE	$ 5.27	$ -

Drilling

JED’s drilling history is as follows:

	2004	2003
Wells drilled	Gross (Net)	Gross (Net)

Oil	22 (10.4)	- (-)
Natural Gas	2 (1.0)	- (-)
Injection and water disposal	0 (0.0)	- (-)
Abandoned	3 (1.0)	- (-)
Total	27 (12.4)	- (-)

JED commenced commercial operations in April 2004. There were no wells were drilled in 2003.

Notes:

(1)

“Gross” wells mean the number of whole wells.

(2)

“Net” wells means JED’s working interest in the gross wells.

Oil and Gas Wells

The following table summarizes JED’s interest in producing and non-producing oil and gas wells as at December 31, 2004:

	Oil Wells		Gas Wells		Non Producing		Grand Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Canada	22	10.4	2	1.0	3	1.0	27	12.4

ITEM 5.

Operating and Financial Review and Prospects

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements.  All statements other than statements of historical facts contained in this report, including statements regarding our future financial position, estimated amounts and timing of capital expenditures, royalty rates and exchange rates, plans for drilling, exploration and development, business strategy and plans and objectives of management for future operations, are forward-looking statements.  The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements.  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.  These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in “Risk Factors” and elsewhere in this report.

Statements concerning oil and gas reserves contained in this report may be deemed to be forward-looking statements as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

These risks and uncertainties include:

•

the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and

•

market demand;

•

risks and uncertainties involving geology of oil and gas deposits;

•

the uncertainty of reserves estimates and reserves life;

•

the uncertainty of estimates and projections relating to production, costs and expenses;

•

potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•

fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

•

health, safety and environmental risks;

•

uncertainties as to the availability and cost of financing; and

•

the possibility that government policies or laws may change or governmental approvals may be delayed or withheld.

Other sections of this annual report may include additional factors, which could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

We undertake no obligation to update publicly or revise any forward-looking statements.  You should not rely upon forward-looking statements as predictions of future events or performance.  We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur.  Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Overview

The following management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements of JED Oil Inc. (“JED”) for the period ended March 31, 2005, other financial information included in this annual report on Form 20-F and with the consolidated financial statements contained in the 2004 Annual Report.  All amounts are stated in United States dollars except where otherwise indicated.  Natural gas volumes have been converted to a crude oil equivalent using a ratio of 6 mcf to 1 bbl of oil.

Discussion with regard to JED’s 2005 outlook is based on currently available information.  All amounts are stated in U.S. dollars except where otherwise indicated.  Cash flow from operations, expressed before changes in non-cash working capital and cash flow, expressed before changes in non-cash working capital, is used by JED to measure and evaluate operating performance and liquidity.  Earnings from operations, which is calculated before income taxes and restructuring charges, are used by JED to measure and evaluate operating performance.  Cash flow and earnings from operations do not have any standardized meaning prescribed by the United States Generally Accepted Accounting Principles (“GAAP”) and therefore may not be comparable with the calculation of similar measures for other companies.  Cash flow from operations is reconciled to GAAP earnings in a table included in the MD&A.

It is management’s view, based on its communications with investors during events like conference calls, webcasts or road shows, that these non-GAAP measures are most relevant to our investors and shareholders.  Earnings from operations, because it excludes one-time non-recurring events, can provide investors with an undistorted frame of reference when comparing performance from year to year or quarter to quarter. Cash flow from operations is reconciled to GAAP cash flow in tables included in the management discussion and analysis section.

5.A

Operating Results

Comparison of year ended December 31, 2004 and for the period ended December 31, 2003

The following management discussion and analysis should be read in conjunction with the audited consolidated financial statements of JED Oil Inc. (”JED”) for the year ended December 31, 2004 and for the period from inception on September 3, 2003 to December 31, 2003, together with accompanying notes.  Discussion with regard to JED’s 2005 outlook is based on currently available information.  All amounts are stated in United States dollars except where otherwise indicated.

Summarized Financial and Operational Data
	Q4 2004	Q4 2003	Change	Year 2004	Period ended December 31, 2003	Change
Note (1)
Revenue	$553	$50	N/A	$1,519	$50	N/A
Net loss	($7,568)	($360)	N/A	($8,547)	($360)	N/A
Per share basic and diluted	($0.80)	N/A	N/A	($1.21)	N/A	N/A
Exit production rate (boe per day)	725	N/A	N/A	725	N/A	N/A
Average production volumes, since commencing operations (boe per day)	184	N/A	N/A	168	N/A	N/A
Cash flow from operations (2)	($1,456)	(50)	N/A	($1,276)	($50)	N/A
Per share – basic and diluted (2)	($0.15)	N/A	N/A	($0.18)	N/A	N/A
Weighted average number of shares outstanding - basic	9,500	N/A	N/A	7,066	N/A	N/A
Crude oil and natural gas liquids ($/per bbl)	$32.39	N/A	N/A	$33.28	N/A	N/A
Natural gas ($/mcf)	$5.67	N/A	N/A	$5.09	N/A	N/A
Production costs ($/boe)	$10.87	N/A	N/A	$5.27	N/A	N/A

(1) We commenced commercial operations during the year ended December 31, 2004 and, therefore, there is no comparative operating information for the period from inception (September 3, 2003) to December 31, 2003.

(2) Cash flow from operations is a non-GAAP measure.  It is management’s view that this information is relevant for investors. Cash flow from operations is reconciled to GAAP cash flow section of the management discussion and analysis.

Quarterly Information

Quarterly information (In US$ thousands, except per share data)
	Q1 2004	Q1 2003	Q2 2004	Q2 2003	Q3 2004	Q3 2003	Q4 2004	Q4 2003
Production revenue	0	-	$396	-	$570	-	$553	-

Loss from operations(1)	($71)	-	($292)	-	($616)	-	($7,568)	($360)
Per share, basic	-	-	($0.03)	-	($0.06)	-	($0.80)	-
Per share, diluted	-	-	($0.03)	-	($0.06)	-	($0.80)	-

Net loss	($71)	-	($292)	-	($616)	-	($7,568)	($360)
Per share, basic	-	-	($0.03)	-	($0.06)	-	($0.80)	-
Per share, diluted	-	-	($0.03)	-	($0.06)	-	($0.80)	-

(1) Loss from operations is a non-GAAP measure.  Loss from operations is reconciled to GAAP earnings and cash flow sections of the management discussion and analysis.

2 Year Summary

Summarized financial and operational data (In US$ thousands except for volumes and per share amounts)
	Year 2004	Period ended December 31, 2003
Production revenue	$ 1,519	$ -

Cash flow from operations	($1,276)	($50)
Cash flow from operations per share – basic	($0.18)	-
Cash flow from operations per share – diluted	($0.18)	-

Loss from operations(1)	(8,547)	($360)
Loss from operations per share - basic (1)	($1.21)	-
Loss from operations per share – diluted (1)	($1.21)	-

Net loss	($8,547)	($360)
Net loss per share – basic	($1.21)	-
Net loss per share –diluted	($1.21)	-

Average number of shares - basic	7,066	-
Average number of shares - diluted	7,066	-

Total assets	$29,033	$20,929
Total long-term debt	Nil	Nil

(1)Cash flow, cash flow from operations and loss from operations are non-GAAP measures.  Cash flow, cash flow from operations and loss from operations are reconciled to GAAP loss in the earnings and cash flow sections of the management discussion and analysis.

Production Revenue

We commenced commercial operations during the year ended December 31, 2004 and, therefore, there is no comparative operating information for the period from inception (September 3, 2003) to December 31, 2003.  Production revenue of $1,519,000 represents approximately nine months of commercial operations that commenced in the second quarter ended June 30, 2004.  Production revenue has decreased by 3% in Q4, 2004 from $570,000 in Q3 to $553,000 in Q4.  All of this decrease is due to commodity pricing as the average price per boe decreased by 4% in Q4 2004.  JED drilled 27 gross (net 12.4) wells in 2004, 4 gross (2.8 net) wells at Sylvan Lake, 8 gross (2.4 net) in Princess, 1 gross (.5 net) in Teepee Creek and the remaining 13 gross (6.7 net) in East Central Alberta.  The 2004 drilling program resulted in 22 gross (10.4 net) oil wells and 2 gross (1.0 net) gas wells for a 92% success rate.  JED’s production in Q4 2004 averaged 184 boe/day, consisting of 162 bbls/day of oil and 134 mcf/day of natural gas, for a mix of 88% oil and 12% natural gas.  JED drilled 15 gross wells in Q4 2004 compared to no wells in Q4 2003.  JED exited 2004 producing 725 boe per day with Q4 production averaging 184 boe per day.

Our revenues will be impacted by our future drilling successes and production volumes as well as external factors such as market prices for crude oil and natural gas and the exchange rate of the Canadian dollar relative to the U.S. dollar.

Production income (in US$ thousands except for volumes and pricing)
	Q4 2004	Q4 2003	Change	Year 2004	Period ended December 31, 2003	Change

Crude oil and natural gas liquids	$483	-	N/A	$1,413	-	N/A
Natural gas	70	-	N/A	106	-	N/A
Total production revenue	$553	-	N/A	$1,519	-	N/A
Volumes (average since commencing operations)
Average oil production (in bbls/day)	162	-	N/A	155	-	N/A
Average gas production (in mcf/day)	134	-	N/A	76	-	N/A
Average total production (in boe/day)	184	-	N/A	168	-	N/A

Exit oil production (bbls/day)	621	-	N/A	621	-	N/A
Exit gas production (mcf/day)	629	-	N/A	629	-	N/A
Exit total production (in boe/day)	725	-	N/A	725	-	N/A
Commodity Pricing Benchmarks
West Texas Intermediate (US$/bbl)	$48.28	$31.18	55%	$41.40	$31.10	33%
Edmonton Par ($/bbl)	$57.71	39.85	45%	$52.55	$43.39	21%
NYMEX (US$/mmbtu)	$6.87	$5.44	26%	$6.09	$5.49	11%
Alberta Spot ($/mcf)	$7.09	5.69	24%	$6.79	$6.50	4%

Average Commodity Prices received by JED
Price received per bbl of oil ($/bbl)	$32.39	-	N/A	$33.28	-	N/A
Price received per mcf of natural gas ($/mcf)	$5.67	-	N/A	$5.09	-	N/A
Price received per boe ($/boe)	$32.59	-	N/A	$33.07	-	N/A

Production Expenses

2004 production expenses were $243,000 for the year and $184,000 for Q4 2004.

Production expenses (in US$ thousands except for percentages and per boe amounts)
	Q4 2004	Q4 2003	Change	Year 2004	Period Ended December 31, 2003	Change

Production expenses	$184	-	N/A	$243	-	N/A
As a percentage of production revenue	33.3%	-	N/A	16.0%	-	N/A
Production expenses per boe	$10.87	-	N/A	$5.27	-	N/A

Royalties

Royalties, which include Crown, freehold and overriding royalties, of $296,000 for the year 2004, decreased in Q4 2004 from $199,000 in Q3 to $35,000 in Q4.

The reduction in Q4 2004 royalties is attributable to a credit booked in Q4 that related to a prior period.  The credit was due to an over delivery of crown oil volumes to the crown and the credit which was due was received and booked in Q4 2004.

Royalties (in US$ thousand’s except for percentages and per boe amounts)
	Q4 2004	Q4 2003	Change	Year 2004	Period ended December 31, 2003	Change

Royalties, net of Alberta Royalty Tax Credit	$35	-	N/A	$296	-	N/A
As a percentage of production revenue	6.3%	-	N/A	19.5%	-	N/A
Royalties per boe	$2.07	-	N/A	$6.42	-	N/A

General and Administrative Expenses

We commenced operations September 3, 2003.  General and administrative expenses were $99,000 for the  period ended December 31, 2003 and consisted principally of salaries, legal and consulting expenses associated with incorporation and organizational matters.  The majority of our general and administrative expense related to supporting our commercial operations did not commence until early 2004 and accordingly there is no meaningful comparative information for the period from inception (September 3, 2003) to December 31, 2003.

General and administrative cash expense was $2,740,000 for 2004 and $99,000 in 2003.  The Q4 expense for 2004 increased dramatically from $277,000 in Q3 to $1,902,000 in Q4.  This Q4 increase was primarily due to a $2,150,000 bonus declared in the quarter for directors, officers, employees and consultants of JED.  75% of the bonus was charged to administrative expense and 25% percent was charged to capitalized general and administrative expense.  The bonus plan was previously approved by shareholders and is directly linked to the market capitalization increase of JED during the year and, in management’s view, is key to retaining top caliber employees.

Capitalized general and administrative costs were $970,000 for 2004 and represented 25% of gross general and administrative expenses prior to the capitalization. This percentage is consistent with all previous quarters.  The non-cash portion of general and administrative expenses in 2004 of $224,000 and for Q4 2004 of $60,000 relates to stock-based compensation expense for 2004 of the issued and outstanding stock options (see note 6 to the audited consolidated financial statements for details).

General and Administrative Expenses (in US$ thousand’s except for percentages and per boe amounts)
	Q4 2004	Q4 2003	Change	Year 2004	Period ended December 31, 2003	Change
General and administrative expenses – cash portion	$1,902	$99	1,821%	$2,740	$99	2,668%
General and administrative expense – non-cash portion	$60	-	N/A	$224	-	N/A
As a percentage of production revenue (cash portion)	344%	-	N/A	180%	-	N/A
General and administrative expenses per boe (cash portion)	$112.36	-	N/A	$59.42	-	N/A

Stock-based compensation

We have a stock-based compensation program whereby officers, directors and employees are issued stock options as part of their compensation.  We account for the granting of stock options issued under this plan using the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS 123”).  Under these provisions, the fair value of options granted is charged to expense over the vesting period of the options.  Stock-based compensation expense was $224,000 for the year ended December 31, 2004 and $60,000 for Q4 2004 and nil for 2003.

Depletion and Depreciation

Depletion and depreciation expense was $4,958,000 for 2004 and increased from $221,000 in Q3 to $4,607,000 in Q4.  The increase is due to a ceiling test write-down of oil and natural gas properties in the amount of $4,178,000.  The depletion and depreciation expense for Q4 2004, prior to the ceiling test write-down, was $420,000, which is a 90% increase from Q3 2004.  The increase in depletion and depreciation is directly attributable to the lower than expected proved reserves due in part to the lower constant price for heavy oil which resulted in lower than anticipated proved reserves.

Depletion and depreciation expense (in US$ thousands except for percentages and per boe amounts)
	Q4 2004	Q4 2003	Change	Year 2004	Period ended December 31, 2003	Change
Depletion and depreciation expense	$4,607	-	N/A	$4,958	-	N/A
As a percentage of production revenue	833.3%	-	N/A	326.4%	-	N/A
Depletion and depreciation expense per boe	$272.15	-	N/A	$107.51	-	N/A

Foreign Exchange Loss

We incurred a foreign exchange loss of $1,089,000 for the year ended December 31, 2004 primarily as a result of the strengthening of the Canadian dollar relative to the U.S. dollar since the beginning of the year. We held approximately $8 million in cash denominated in the U.S. dollar, which we are preserving for future oil and gas development, possibly in the United States.  As a significant portion of our operations and our headquarters are in Canada, our functional currency is the Canadian dollar. However, since the majority of our shareholder base is resident in the United States we have chosen the U.S. dollar as our reporting currency.  Under accounting and reporting rules reflected in Statement of Financial Accounting Standards No. 52, Foreign Currency Translation, monetary assets and liability items are converted to our functional currency at the exchange rate in effect at the balance sheet date with any gains or losses recorded in the statement of operations. Under those same accounting and reporting rules, we then translate our functional currency results to our reporting currency, being the U.S. dollar.  Upon translation of our functional currency financial statements to our reporting currency in U.S. dollars, the cumulative gains or losses over time are aggregated in the account “Accumulated other comprehensive income” and are reported in the Shareholders’ Equity of the balance sheet, in our reporting currency.  Due to the strengthening of the Canadian dollar relative to the U.S. dollar, this gives rise to a foreign exchange loss as a result of holding approximately $8 million cash in U.S. dollars. We will continue to experience fluctuations in the Canadian currency rates relative to the U.S. currency and will report a gain or loss depending on their relative rates and the amount of monetary items we have denominated in US. dollars, at any given time.

Income and Capital Taxes

We had a net loss for 2004 and 2003 and recorded no income tax expense credit for the year.

(In US$ thousands)	Year 2004	Period ended December 31, 2003
Income tax expense	$ -	$ -
Combined federal and provincial income tax rate	38.87%	40.62%
Actual tax rate as a percentage of net earnings	0%	0%

Estimated tax pools at December 31
Non-capital loss carry forward	6,700	52
Canadian oil and gas property expense (COGPE)	4	-
Canadian exploration expense (CEE)	4,614	-
Canadian development expense (CDE)	759	-
Undepreciated capital cost (UCC)	2,221	-
Share issue costs	1,786	-
	$ 16,084	$ 52

Earnings

Both loss from operations and net loss are presented below.  We commenced commercial operations during the year ended December 31, 2004 and, therefore, results of operations for the period from inception (September 3, 2003) to December 31, 2003 include only interest income, foreign exchange loss and general and administration expenses. The loss for 2004 includes a $1,000,000 write-down of the book carrying value of our investment in JMG (see note 5 to the audited consolidated financial statements), as well as a foreign exchange loss of $1,089,000.

As mentioned earlier, it is management’s view that earnings from operations is a good measure of performance and an appropriate benchmark when comparing results from year to year or quarter to quarter because it excludes one-time, non-recurring events which may otherwise distort the financial results.

Earnings (in US$ thousands except for per share amounts)
	Q4 2004	Q4 2003	Change	Year 2004	Period ended December 31, 2003	Change
Loss from operations	($7,568)	($360)	2,002%	($8,547)	($360)	2,274%
Income taxes	-	-	-	-	-	-
Net loss	($7,568)	($360)	2,002%	($8,546)	($360)	2,274

Loss from operations as a percentage of revenue	(1,369%)	(702%)	(95%)	(563%)	(702%)	20%
Earnings from operations on a per boe basis	($447)	-	N/A	($185)	-	N/A

Per share information
Loss from operations per share	($0.80)	-	N/A	($1.21)	-	N/A
Net loss per share	($0.80)	-	N/A	($1.21)	-	N/A
Average number of shares outstanding	9,500	-	N/A	7,066	-	N/A

Cash Flow from Operations

We commenced commercial operations during the year ended December 31, 2004 and, therefore, there are no results of operations for the period from inception (September 3, 2003) to December 31, 2003.

It is management’s view that cash flow from operations is a useful measure of performance and a good benchmark when comparing results from year to year or quarter to quarter.  Cash flow from operations is a non-GAAP measure, reconciled with GAAP net earnings in the table below:

Cash flow from operations (in US$ thousands except for per share amounts)
	Q4 2004	Q4 2003	Change	Year 2004	Period ended December 31, 2003	Change
Net loss	($7,568)	($360)	-2,002%	($8,547)	($360)	-2,274%
Add back:
Foreign exchange loss	$445	$310	-44%	$1,089	$310	-251%
Stock-based compensation	$60	-	N/A	$224	-	N/A
Depletion and depreciation	$4,607	-	N/A	$4,958	-	N/A
Loss on equity investment	$1,000	-	N/A	$1,000	-	N/A
Cash flow from operations	($1,456)	($50)	-2,812	($1,276)	($50)	-2,452%

Cash flow from operations as a percentage of production revenue	(263%)	N/A	N/A	(84%)	N/A	N/A
Cash flow from operations on a per boe basis	($86.01)	N/A	N/A	($27.67)	N/A	N/A

Per share information
Cash flow from operations per share	($0.15)	-	N/A	($0.18)	-	N/A
Average number of units outstanding	9,500	-	N/A	7,066	-	N/A

Capital Expenditures

Capital expenditures, net of disposals, for the year ended December 31, 2004 were $10,353,000 (2003 - Nil) and $5,525,000 for Q4 (2003 - Nil).  JED drilled 27 gross (12.4 net) wells in 2004, resulting in 22 gross (10.4 net) oil wells and 2 gross (1.0 net) gas wells for a 92% success rate.  There were 17 wells drilled in Q4 of 2004.

	Q4 2004	Q4 2003	Change	Year 2004	Period ended December 31, 2003	Change
Property acquisitions	$ 4	-	N/A	$ 4	-	N/A
Drilling (exploration and development)	4,256	-	N/A	7,057	-	N/A
Facilities and equipment	403	-	N/A	1,830	-	N/A
Capitalized general and administration and other	649	-	N/A	1,223	-	N/A
Asset retirement obligations	213	-	N/A	239	-	N/A
	$ 5,525	-	N/A	$ 10,353	-	N/A

Liquidity and Capital Resources

At March 31, 2005, we had $3,953,166 in cash and have a note payable from Enterra Energy Trust in the amount of $7,945,075. The note payable will be repaid to JED in the third quarter 2005 which will fund our capital expenditure program to the end of the third quarter. Since our inception, we have financed our operating cash flow needs through a private offering of equity securities. We believe that our cash on hand and our future net cash to be generated from operations will be adequate to fund our future capital expenditure requirements into the third quarter of 2005.  We intend to utilize debt financing for development commitments once production levels meet the minimum requirements for commercial lenders. We have no plans for any future issuance of equity securities other than in conjunction with compensation plans and conversion of our outstanding preferred stock.

At December 31, 2004 we had no debt, lease, financial or contractual commitments or obligations.

The Company currently does not have a bank credit facility.  The Company had made application to a Canadian banking institution to set up a bank credit facility based on the independent reserve report dated December 31, 2004.  We expect to have the facility set up during the third quarter of 2005.

The Company currently has sufficient capital resources to fund its anticipated drilling program through the third quarter of 2005.  With the addition of the anticipated credit facility, the Company should not require additional capital until late in 2005.  In order to fund additional drilling in late 2005 and our 2006 anticipated capital program, the Company is evaluating several sources of financing alternatives including the sale of part of all of its producing properties, other sources of debt financing and possibly equity financing.

Sensitivities

We are exposed to the normal risks inherent within the oil and natural gas industry, including commodity price risk, foreign currency rate risk, interest rate risk and credit risk.  We manage our operations in a manner intended to minimize our exposure.

Credit Risk

Credit risk is the risk of loss resulting from non-performance of contractual obligations by a customer or joint venture partner.  A substantial portion of our accounts receivable is with customers in the energy industry and is subject to normal industry credit risk.  We assess the financial strength of our customers and joint venture partners through regular credit reviews in order to minimize the risk on non-payment.

Foreign Exchange Risk

We are exposed to market risk from changes in the exchange rate between U.S. and Canadian dollars.  The price we receive for oil and natural gas production is based on a benchmark expressed in U.S. dollars, which is the standard for the oil and natural gas industry worldwide. However, we pay our operating expenses, drilling expenses and general overhead expenses in Canadian dollars.  Changes to the exchange rate between U.S. and Canadian dollars can adversely affect us.  When the value of the U.S. dollar increases, we receive higher revenue and when the value of the U.S. dollar declines, we receive lower revenue on the same amount of production sold at the same prices.  A change of $0.01 in the U.S. to CDN dollar would impact JED’s earnings by approximately $8,300 and its cash flow by $12,500. We currently have no foreign exchange contracts in place.

Commodity Price Risk

Our financial condition, results of operations and capital resources are highly dependent upon the prevailing market prices of oil and natural gas.  These commodity prices are subject to wide fluctuations and market uncertainties due to a variety of factors that are beyond our control.  Factors influencing oil and natural gas prices include the level of global demand for crude oil, the foreign supply of oil and natural gas, the establishment of, and compliance with, production quotas by oil exporting countries, weather conditions which determine the demand for natural gas, the price and availability of alternative fuels and overall economic conditions.  It is impossible to predict future oil and natural gas prices with any degree of certainty.  Sustained weakness in oil and natural gas prices may adversely affect our financial condition and results of operations, and may also reduce the amount of oil and natural gas reserves that we can produce economically.  Any reduction in our oil and natural gas reserves, including reductions due to price fluctuations, can have an adverse affect on our ability to obtain capital for our development activities.  Similarly, any improvements in oil and natural gas prices can have a favorable impact on our financial condition, results of operations and capital resources.  If the WTI oil price were to change by US$1.00 per bbl, the impact onJED’s earnings would be approximately $26,000 and the impact on JED’s cash flow would be approximately $39,000  If natural gas prices were to change by US$0.50 per mcf, the impact on JED’s earnings would be approximately $6,200 and the impact on JED’s cash flow would be approximately $9,200

We may periodically use hedges with respect to a portion of our oil and natural gas production to mitigate our exposure to price changes.  While the use of these derivative arrangements limits the downside risk of price declines, such use may also limit any benefits that may be derived from price increases. We currently have no derivative contracts in place.

Interest Rate Risk

Interest rate risk exists principally with respect to indebtedness that bears interest at floating rates.  At June 30, 2005 we had no indebtedness.  In the future we may enter into credit facilities with lenders that may be subject to floating interest rates and be exposed to an interest rate risk.

Summarized below are JED’s sensitivities to various risks, based on its 2004 operations:

Sensitivities	Estimated Impact On
	Net Earnings	Cash Flow
Crude oil – US$1.00/bbl change in WTI	$26,000	$ 39,000
Natural Gas – US$0.50/mcf change	$ 6,200	$ 9,200
Foreign Exchange - $0.01 change in US to Cdn dollar	$ 8,300	$ 12,500
Interest rate – 1% change	N/A	N/A

Off Balance Sheet Arrangements

There were no off balance sheet arrangements in 2004 or 2003.

Commitments

There were no contractual obligations or commitments at December 31, 2004.

Recent Accounting Requirements

Stock-based Compensation

The Company has a stock-based compensation plan which reserve shares of common stock for issuance to key employees and directors. The Company accounts for grants issued under this plan using the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS 123”) as amended by SFAS 148.  Under these provisions, the cost of options granted to employees is charged to net loss with a corresponding increase in additional paid-in capital, based on an estimate of the fair value determined using the Black-Scholes option pricing model.

During the fourth quarter of 2004, the Financial Accounting Standards Board (FASB) issued SFAS 123-R, a revision to SFAS No. 123, which requires all companies to expense stock-based compensation.  The Company early adopted this statement in 2004 electing to transition under the “Modified Retrospective Approach” as allowed under SFAS No. 123-R. Under this approach, the Company is required to expense all options and stock-based compensation that vested in the year of adoption based on the fair value of the stock compensation determined at the date of grant.  No shares vested prior to 2004.

In addition to the expensing provisions discussed above, SFAS No. 123-R requires the Company to estimate expected future forfeitures under each stock compensation plan, the effects of changing the forfeitures estimates on existing stock plans.

As noted above as permitted by Statement 123, the Company currently accounts for share-based payments to employees using the fair value recognition provisions.  Accordingly, the adoption of SFAS No. 123-R has no effect on the Company’s 2004 operating results.

ITEM 6.

Directors, Senior Management and Employees

A. Directors and Senior Management

JED's officers, directors and executive officers as of June 30, 2005 are as follows:

Name	Age	Position
Reginald J. Greenslade	41	Chairman and Director
Thomas J. Jacobsen	70	Chief Executive Officer and Director
Alan F. Williams	52	President
Bruce A. Stewart	40	Chief Financial Officer and Corporate Secretary
Ken Pyo	52	Senior Vice-President
Thomas N. Dirks	63	Vice President, Exploration
Donald J. Ashton	51	Vice President, Operations
James F. Dinning	52	Director
Ludwig (Louie) Gierstorfer	58	Director
William E. Sliney	66	Director

Reginald (Reg) J. Greenslade.  Mr. Greenslade has been serving as Chairman and Director since November 2003. He was President, CEO and Director of Enterra Energy Trust from January 2005 until June 1, 2005 when he resigned as President and CEO and currently holds the position of Chairman of Enterra. He served as Chairman of the Enterra Board between his appointment as President and CEO. He was a director of PASW Inc., a software development company, from February 2001 to July 2001. From 1995 until the formation of Enterra, Mr. Greenslade was the President, CEO and Director of Big Horn Resources Ltd. Prior to his position with Big Horn, Mr. Greenslade was with CS Resources Limited in the areas of exploitation engineering and project management from 1993 to 1995. Prior to 1993, Mr. Greenslade was employed by Saskatchewan Oil and Gas Corporation in the capacities of project management, production, and reservoir engineering. He has extensive experience with secondary recovery schemes and is recognized for his work in the specialized field of horizontal well technology. All the above companies were publicly traded in either the U.S., Canada, or both, during the periods indicated.

Thomas J. Jacobsen. Mr. Jacobsen is our Chief Executive Officer since November 2004. Mr. Jacobsen was President, Chief Operating Officer and Director from September 2003 until November 2004 when Mr. Williams was appointed President.  Mr. Jacobsen joined Westlinks Resources Ltd., a predecessor of Enterra Energy Trust, as a director in February 1999, and was appointed Executive Vice President, Operations in October 1999. In October 2000, he resigned from this position and was appointed Vice Chairman of The Board of Directors. Mr. Jacobsen became Enterra Energy Corp.’s Chief Operating Officer in February 2002 and resigned in November 2003. Mr. Jacobsen has more than 40 years experience in the oil and gas industry in Alberta and Saskatchewan including serving as President, Chief Operating Officer and a director of Empire Petroleum Corporation from June 2001 to April 2002, President and Chief Executive Officer of Niaski Environmental Inc. from November, 2996 to February, 1999, President and Chief Executive Officer of International Pedco Energy Corporation from September 1993 to February 1996, and President of International Colin Energy Corporation from October 1987 to June 1993. Mr. Jacobsen served as a director of Caribou Resources Corp., formerly Niaski Environmental Services Inc. Niaski’s proposal to its creditors under the Bankruptcy and Insolvency Act (Canada) was accepted in April 2000 and Niaski was discharged in May 2001. All of the above companies were publicly traded in the U.S., Canada, or both, during the periods indicated.

Alan F. Williams. Mr. Williams became our President in November 2004. Prior to that he helped form and was Chief Operating Officer and Vice President, Exploration of Endev Energy Inc. since April 2002. From September 1999 to December 2001 he was Vice President, Exploration of Allied Oil & Gas Corp., a Toronto Stock Exchange listed oil and gas issuer. From October 1997 to July 1999 he held the position of Vice President Exploration of Edge Energy Inc., and was Vice President, Exploration of Chancellor Energy Ltd. From November 1994 to April 1996.

Bruce A. Stewart. Mr. Stewart joined us as Chief Financial Officer and Corporate Secretary in October 2003. Mr. Stewart was previously employed at Purcell Energy Ltd. as Controller from August 2001 to September 2003. Previously, Mr. Stewart was employed from April 2001 to July 2001 as Chief Financial Officer, Treasurer and Corporate Secretary of Westlinks Resources Ltd., a predecessor of Enterra Energy Trust. Prior to joining Westlinks, Mr. Stewart was Controller of VISTA Midstream Solutions Ltd., a privately held company specializing in the gathering and processing of natural gas from July 2000 to April 2001. From August 1998 to July 2000, he was Controller of Calahoo Petroleum Ltd., an oil and gas company and prior to that was employed by Novagas Canada Ltd., a NOVA Corporation subsidiary. Mr. Stewart received his Certified Management Accountant designation in 1991. All the above companies were publicly traded in Canada, or a subsidiary of a publicly traded company, except as noted, during the periods indicated.

Thomas N. Dirks.    Mr. Dirks joined us as Vice President, Exploration in January 2004. He was Enterra Energy Corp.'s Vice President of Exploration from June 2002 to November 2003, when he assumed the same position with Enterra Energy Trust. Mr. Dirks has been working as a Geologist in the U.S. and Canada since 1968. He co-founded Exalta Petroleums Ltd. in 1976. Exalta became a wholly owned subsidiary of Brinco Limited in 1979. Mr. Dirks was Executive Vice President of Brinco until 1982. Between 1982 and 1992, Mr. Dirks was President of Equine Resources Ltd., Laredo Petroleums Ltd. and Pedco Energy. From 1992 until his employment with Enterra, Mr. Dirks was employed as a geological consultant for various exploration companies. All the above companies were publicly traded in Canada, or a subsidiary of a publicly traded company, during the periods indicated.

Donald J. Ashton. Mr. Ashton joined JED as Operations Manager in January 2004, after serving as Enterra’s Project Manager from May 2002 to January 2004, and was appointed JED’s Vice President, Operations in May 2004. He has over 33 years of varied experience in the oil and gas industry, including Project Manager (Northwest Territories) for Devlon Exploration Inc. from September 1999 through May 2002.

Ludwig Gierstorfer.  Mr. Gierstorfer was appointed to our Board of Directors in September 2003. Most recently, he served as Chief Executive Officer, President and Director of Pirate Drilling Inc.; a privately held drilling services company, from 1980 to 2000 when its assets were sold to the Ensign Group. During his tenure at Pirate Drilling, he also was Chief Executive Officer, President and Director of Pirate Ventures Inc., an associated company of Pirate Drilling Inc., which drilled and operated oil and natural gas properties from 1982 until the assets were sold in early 2003. Prior to founding Pirate Drilling, he held various field positions with Westburne Drilling. All the above companies were publicly traded in Canada, except as noted, during the periods indicated.

James F. Dinning. Mr. Dinning was appointed to our Board of Directors in December 2003. He has served as executive vice-president of TransAlta Corporation since 1997 and as a director of Shaw Communications since 1997. Prior to joining TransAlta in 1997, Mr. Dinning held several key positions during his 11 years as a member of the legislative assembly in the Province of Alberta. Of note is Mr. Dinning's service as Provincial Treasurer from 1992 to 1997. He also served as Alberta's minister of education (1988-92) and Minister of Community & Occupational Health (1986-88). Mr. Dinning received a Bachelor of Commerce honors degree from Queens University in 1974 and a Masters degree in Public Administration from Queens University in 1977. He received an honorary Doctor of Laws degree from the University of Calgary in 2002. Mr. Dinning is also a director of Finning International Inc. He is the Chairman of the Canadian Clean Power Coalition and serves on the boards of the Alberta Energy Research Institute and The Banff Centre. Mr. Dinning served as the chair of the Calgary Health Region from 1999 to 2001. All the above companies cited as work experience were publicly traded in Canada, during the periods indicated.

William E. Sliney. Mr. Sliney became a director in June 2005. He has been a director of Enterra Energy Trust since March 2004.  He has been the president of PASW, Inc. since August 2001 and was chairman from October 2000 to August 2001. Previously Mr. Sliney was the chief financial officer for Legacy Software Inc. from 1995 to 1998. From 1993 to 1994, Mr. Sliney was chief executive officer for Gumps. Mr. Sliney received his masters in business administration from the University of California at Los Angeles.

B. Compensation

The following table provides a summary of compensation earned during the last fiscal years ended December 31, 2004 and 2003 by the Corporation's Chief Executive Officer and for the next four most highly compensated executive officers other than the Chief Executive Officer (the "named executive officers").  Except as disclosed below, no executive officer received in excess of Cdn. $150,000 by way of salary, bonuses or other compensation during the fiscal years ended December 31, 2004 and 2003.

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation			All Other Compensation Cdn. ($)
					Awards		Payouts
		Salary Cdn. ($)	Bonus Cdn ($)	Other Annual Compensation Cdn. ($)	Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units Cdn. ($)	LTIP Payouts Cdn. ($)

Reginald J. Greenslade(1)' Chairman	2004	200,000	194,625	-	50,000	-	-	10,450
	2003	-	-	-	--	-	-	-

Thomas J. Jacobsen(2) Chief Executive Officer	2004	190,000	184,894	-	50,000	-	-	9,975
	2003	-	--	-	-	-	-	-

Alan F. Williams(3) President	2004	25,173	100,000	-	50,000	-	-	-
	2003	-	-	-	-	-	-	-

Bruce A. Stewart(4) Vice-President, Finance and CFO	2004	125,833	122,452	-	30,000	-	-	6,708
	2003	28,750	-	-	-	-	-	-

Tom Dirks(5) Vice-President, Exploration	2004	130,000	126,506	-	30,000	-	-	6,825
	2003	-	-	-	-	-	-	-

Donald Ashton(6) Vice-President, Operations	2004	124,167	120,830	-	30,000	-	-	6,592
	2003	-	-	-	-	-	-	-

Notes:

1.

Mr.Greenslade resigned as President and Chief Executive Officer at the beginning of 2005, when he became President and Chief Executive Officer of Enterra.  During 2003, Mr. Greenslade was employed by Enterra.

2.

Mr. Jacobsen was appointed Chief Executive Officer in 2005 upon the resignation of Mr. Greenslade.  Previously he was the President and Chief Operating Officer.

3.

Mr. Williams commenced employment with the Corporation in November 2004.

4.

Mr. Stewart was appointed Vice-President, Finance and Chief Financial Officer on October 1, 2003.

5.

Mr. Dirks was appointed Vice-President, Exploration on January 1, 2004.

6.

Mr. Ashton was appointed Vice-President, Operations on May 1, 2004.

The company has no pension or plan or retirement commitments or obligations to any of its executive officers, directors or employees.

Management Contracts

We have no employment contracts with any employees.

Stock Options

The purpose of the Stock Option Plan is to provide officers, directors, consultants and employees of the Corporation or any of its subsidiaries with the opportunity to participate in the growth and development of the Corporation and its subsidiaries by providing them with the opportunity, through options, to acquire a proprietary interest in the Corporation.

The following constitutes a summary description of the Stock Option Plan.

The Stock Option Plan is administered by the Board of Directors.  Subject to the provisions of the Stock Option Plan, the Board may from time to time designate directors, officers, employees and consultants of the Corporation or any of its subsidiaries (the "Participants") to whom options to purchase Common Shares may be granted and the number of Common Shares to be optioned to each.  At its special meeting held on February 19, 2004, Shareholders of the Corporation ratified the approval of the Stock Option Plan.  The exercise price of options issued under the Stock Option Plan is determined by the Board in its sole discretion, and cannot be less than less than the closing trading price per Common Share on the last trading day preceding the date of the grant that the Common Shares traded through facilities of the stock exchange on which such Common Shares are then listed (the "Market Price").

If an optionee ceases to be eligible for stock options due to the loss of employment for any reason other than death, the stock option terminates in 30 days provided that in the event of termination of employment for cause, directors may resolve that the option shall terminate on the date of such termination. Any stock options immediately vest and become exercisable in the event of a change in control of our company. Option agreements also provide that estates of deceased participants can exercise their stock options during a period not exceeding one year following death.

No Participant may be granted an option which would result in options held by the Participant exceeding 5% of the issued Common Shares at the time the option is granted. Options granted under the Stock Option Plan are non-assignable and non-transferable for a period of time fixed by the Board, such period not to exceed the maximum term permitted by the stock exchange on which the Common Shares are listed (the "Option Period").  However, the Option Period must be reduced with respect to any option, as provided in the Stock Option Plan, covering cessation of the Participant as a director, officer, employee or consultant of the Corporation or any of its subsidiaries, death of the Participant or change of control of the Corporation.

If a Participant ceases to be a director, officer, employee or consultant of the Corporation or any of its subsidiaries for any reason other than death of the Participant or the termination of a Participant for cause, the options granted to the Participant may be exercised by the Participant, for a period of 30 days from the date of the Participant ceasing to be a director, officer, employee or consultant to the extent that the Participant was entitled to exercise such options at the date of such cessation.  If a Participant dies, his or her legal representatives can exercise any unexercised options previously granted to such Participant for a period of time equal to the earlier of the normal expiry time of the Participants existing options and six months following the date of death.

Upon the liquidation, dissolution or termination of the Corporation or upon a reorganization, consolidation or merger of the Corporation with one or more trusts or corporations as a result of which the Corporation is not the surviving entity, or in the event of the sale by the Corporation of all or substantially all of the property and assets of the Corporation as an entirety, in each case prior to the expiry time of an option, such option may be exercised, as to all or any of the Common Shares in respect of which such option has not previously been exercised (including in respect of the right to purchase Common Shares not otherwise vested at such time) by the Participant at such time.

Agreements in respect of the options may provide that, in the event the holders of the Corporation's Common Shares receive a "take-over" bid as defined in the Securities Act (Alberta), as amended from time to time, or any successor legislation thereto, pursuant to which the "offeror" as a result of such take-over bid, if successful, would beneficially own in excess of 50% of the outstanding Common Shares of the Corporation (a "Control Bid"), the Board may, at its option, require the acceleration of the vesting time for the exercise of such option to allow the Participant to exercise such option (including in respect of Common Shares not otherwise vested at such time) for the purpose of tendering the Common Shares received thereon to the Control Bid.

Option Grants During the Year Ended December 31, 2004

There were 759,167 stock options outstanding at a weighted average price of $6.92 at the fiscal year ended December 31, 2004. At December 31, 2004, 190,833 shares were remaining available for future issuance under the stock option plan.

The following table discloses the grants of options to purchase or acquire shares of common stock to our executive officers during the period indicated.

	Individual Grants(1)
					Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation for Option Term(2)
		Percentage of Total Options Granted to Employees in Year Ending Dec. 31, 2004
	Number of Shares of Common Stock
			Exercise Price Per Share	Expiration Date
					5%	10%
Reginald J. Greenslade	50,000	6.6%	$5.50	1/2009	$612,000	$793,500
Thomas J. Jacobsen	50,000	6.6%	$5.50	1/2009	$612,000	$793,500
Alan F. Williams	50,000	6.6%	$12.59	11/2009	$302,000	$546,000
Bruce A. Stewart	30,000	3.9%	$5.50	1/2009	$367,200	$476,100
Thomas N. Dirks	30,000	3.9%	$5.50	1/2009	$367,200	$476,100
Donald J. Ashton	30,000	3.9%	$5.50	1/2009	$367,200	$476,100

(1) These outstanding stock options were granted under our Stock Option Plan. The options vest over the course of three years, at a rate of 33% upon each anniversary of their grant date. The stock options are also subject to vesting acceleration provisions in the event of a change in control.

(2) Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts representing hypothetical gains are those that could be achieved if options are exercised at the end of the option term. The assumed 0%, 5% and 10% rates of stock price appreciation are provided in accordance with rules of the Securities and Exchange Commission based on the December 31, 2004 closing share price of $14.60 per share, and do not represent our estimate or projection of the future stock price.

Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth the aggregate of options exercised by our executive officers during the year ended December 31, 2004 and the December 31, 2004 year-end values for options granted to the executive officers.

None of the named executive officers exercised options during the fiscal year ending December 31, 2004. The following table sets forth the number and value of securities underlying options held as of December 31, 2004.

			Number of Shares Underlying Unexercised Options at Year End		Value of Unexercised In-the-Money Options at Year End(1)
	Number of Shares Acquired	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Reginald J. Greenslade	-	-	-	50,000	-	$455,000
Thomas J. Jacobsen	-	-	-	50,000	-	$455,000
Alan F. Williams	-	-	-	50,000	-	$100,500
Bruce A. Stewart	-	-	-	30,000	-	$273,000
Thomas N. Dirks	-	-	-	30,000	-	$273,000
Donald J. Ashton	-	-	-	30,000	-	$273,000

(1)

The closing price of our shares on the American Stock Exchange on the last trading day in December 2004 was $14.60.

Other Compensation Plans

Stock Savings Plan

Our Stock Savings Plan was adopted by the board of directors in January 2004 and approved by our stockholders in February 2004 and was registered under Form S-8 with the SEC in 2004. The Stock Savings Plan allows all employees to purchase our shares at the current market price in an amount not to exceed 7% of the employees monthly salary, excluding overtime. We will match all employee contributions to the Stock Savings Plan up to their maximum contribution. All contributions made by us will be a taxable benefit to each employee.

Annual Bonus Program

Our Annual Bonus Program was adopted by the board of directors in January 2004 and approved by our stockholders in February 2004. The Annual Bonus Program is designed to reward head office employees and consultants based on the annual increase in our market capitalization. The increase in our market capitalization will be calculated as the year-end share price minus the beginning of the year share price, multiplied by the weighted average number of shares outstanding for the year. An amount equal to 2.75% of this increase in market capitalization will then be used to create a bonus pool available to head office employees, consultants and directors. Each eligible person's share of the bonus pool will be their pro-rata share of the total salaries and consulting fees for the particular year.

Stock Option Plan

Our Stock Option Plan was adopted by the board of directors in January 2004 and approved by our stockholders in February 2004. We have authorized a total of 10% of the number of shares outstanding from time to time for issuance under this plan. A total of 950,000 shares of common stock will be authorized for grant of which 580,000 options have been granted under the plan to officers, directors, employees and consultants. All outstanding options are exercisable at a price per share equal to the public offering price and vest over the course of three years.

Under the Stock Option Plan, employees, non-employee members of the board of directors, non-employee executive officers and consultants may be awarded stock options to purchase shares of common stock. Options may be incentive stock options designed to satisfy the requirements of Section 422 of the U.S. Internal Revenue Code, or non-statutory stock options which do not meet those requirements. If options expire or are terminated, then the underlying shares will again become available for awards under the Stock Option Plan. The Stock Option Plan is administered by the Compensation Committee of the board of directors. This committee has complete discretion to:

• determine who should receive an award;

• determine the type, number, vesting requirements and other features and conditions of an award;

• interpret the Stock Option Plan; and

• make all other decisions relating to the operation of the Stock Option Plan.

The exercise price for non-statutory and incentive stock options granted under the Stock Option Plan may not be less than 100% of the fair market value of the common stock on the option grant date. The compensation committee may also accept the cancellation of outstanding options in return for a grant of new options for the same or a different number of shares at the same or a different exercise price. If there is a change in our control, an award will immediately become fully exercisable as to all shares subject to an award. A change in control includes:

• a merger or consolidation after which our then current stockholders own less than 50% of the surviving corporation;

• a sale of all or substantially all of our assets; or

• an acquisition of 50% or more of our outstanding stock by a person other than or a corporation owned by our stockholders in substantially the same proportions as their stock ownership in us.

In the event of a merger or other reorganization, outstanding stock options will be subject to the agreement of merger or reorganization, which may provide for:

• the assumption of outstanding awards by the surviving corporation or its parent;

• their continuation by us if we are the surviving corporation;

• accelerated vesting; or

• settlement in cash followed by cancellation of outstanding awards.

The board of directors may amend or terminate the Stock Option Plan at any time. Amendments are subject to stockholder approval to the extent required by applicable laws and regulations. The Stock Option Plan will continue in effect unless otherwise terminated by the board of directors.

C. Board Practices

JED is authorized to have a board of at least three directors and no more than ten.  JED currently has five directors.  Directors are elected for a term of about one year, from annual meeting to annual meeting, or until an earlier resignation, death or removal.  Each officer serves at the discretion of the board or until an earlier resignation or death.  There are no family relationships among any of Enterra's directors or officers.

United States resident directors receive US$10,000 annual compensation for service on the Board. Canadian resident directors receive CDN$10,000 annual compensation for service on the Board. Directors are also compensated for out-of-pocket costs, including travel and accommodations, relating to their attendance at any directors' meeting. Directors are entitled to participate in our Stock Option Plan. Independent directors were granted 30,000 options to acquire shares of common stock at $5.50 per share which expire in January 2009. Additionally, Reginald J. Greenslade, our Chairman, Chief Executive Officer and Director, and Thomas J. Jacobsen, our President, Chief Operating Officer and Director have each been granted options to acquire 50,000 shares of common stock at $5.50 per share which expire in January 2009.

We have no service contracts with any of our directors.

Committees of the Board of Directors

Enterra's Board of Directors currently has an audit committee, a compensation committee, a corporate governance committee and a reserves committee.

Audit Committee.  Our audit committee consists of Mr. Sliney, committee chairman and designated financial expert, Mr. Dinning and Mr. Gierstorfer, all of whom are independent directors as defined by the listing requirements of the American Stock Exchange. The audit committee reviews in detail and recommends approval by the full Board of our annual and quarterly financial statements, recommends approval of the remuneration of our auditors to the full Board, reviews the scope of the audit procedures and the final audit report with the auditors, and reviews our overall accounting practices and procedures and internal controls with the auditors.

Compensation Committee.  Our compensation committee consists of Mr. Gierstorfer, the committee chairman, and Mr. Dinning, both of whom are independent directors. The compensation committee recommends approval to the full Board of the compensation of the Chief Executive Officer, the annual compensation budget for all other employees, bonuses, grants of stock options and any changes to our benefit plans.

Corporate Governance Committee.  Our corporate governance committee consists of Mr. Dinning, the committee chairman, and Mr. Gierstorfer both of whom are independent directors. The corporate governance committee determines the scope and frequency of periodic reports to the Board concerning issues relating to overall financial reporting, disclosure and other communications with all stockholders.

Reserves Committee.  Our reserves committee consists of Mr. Gierstorfer, the committee chairman, and Mr. Sliney, both of whom are independent directors. The reserves committee reviews and recommends approval to the full Board of our annual reserve report as prepared by independent reservoir engineers.

D. Employees

On January 31, 2005, JED signed a Technical Services Agreement with Enterra Energy Trust (“Enterra”) whereby JED will provide staff while Enterra will provide offices and other administrative services to JED. As consultants to Enterra, JED’s employees will be eligible to participate in benefit plans of Enterra, if any. At December 31, 2004, JED had approximately 73 employees (December 31, 2003 – 1) and consultants working both in the Calgary head office and in field operations. None of JED’s employees are members of a labor union.

E. Share Ownership

The following table sets forth information regarding beneficial ownership of our common stock as of June 30, 2005, by executive and directors individually and as a group. The address of each executive officer and director is Suite 2600, 500 - 4th Avenue S.W., Calgary, Alberta, Canada, T2P 2V6.

	Number of Shares Beneficially Owned	Percentage of Shares Outstanding
Reginald J. Greenslade (1)	201,284	2.07%
Thomas J. Jacobsen (2)	270,295	2.78%
Alan F. Williams	621	-%
Bruce A. Stewart (3)	11,191	0.12%
Thomas N. Dirks (4)	21,580	0.22%
Donald Ashton	40,150	0.41%
James F. Dinning	10,000	0.10%
Ludwig Gierstorfer	18,000	0.19%
William E. Sliney	-	-%
All directors and executive officers as a group (eight persons)	573,121	5.89%

(1) Mr. Greenslade's beneficial ownership includes 100,000 shares held in the name of his wife.

(2) Mr. Jacobsen's beneficial ownership is attributable to 269,000 shares held in Wells Gray Resorts and Resources Ltd., a private company controlled by him.

(3) Mr. Stewart's beneficial ownership is attributable to 10,000 shares held in the name of his wife.

(4) Mr. Dirk's beneficial ownership includes 10,000 shares held in the name of his wife.

ITEM 7.  Major Shareholders and Related Party Transactions

A. Major Shareholders

Principal Stockholders

The following table sets forth information regarding beneficial ownership of our common stock as of June 1, 2005, by each person who is known by us to beneficially own more than 5% of our outstanding common stock.

Shares of common stock not outstanding but deemed beneficially owned because an individual has the right to acquire the shares of common stock within 60 days are treated as outstanding when determining the amount and percentage of common stock owned by that individual and by all directors and executive officers as a group. The address of the beneficial owners is set forth below.

Name of Beneficial Owner	Shares Beneficially at June 1, 2005	Percentage of Shares Outstanding
5% Stockholders:
Heller 2002 Trust Fred P. Heller—Trustee 1700 Coronet Drive Reno, Nevada 89509	935,000	9.8%

To the best of our knowledge, JED is not directly or indirectly controlled by another corporation or the government of Canada or any other government.  Our management believes that no single person or entity holds a controlling interest in our share capital.  Major shareholders do not have different voting rights.   As of June 30, 2005, 54 record holders in the United States held approximately 75% of our share capital.

B. Related Party Transactions

Effective January 1, 2004, JED and Enterra Energy Trust (“Enterra”) entered into a Technical Services Agreement, which provides for JED to manage Enterra’s field operations and governs the allocation of general and administrative expenses between the two entities.  Under the Technical Services Agreement, JED and Enterra allocate the costs of management, development, exploitation, operations and general and administrative activities on the basis of production and capital expenditures, or as otherwise agreed to between JED and Enterra. The Technical Services Agreement has no set termination date and can be cancelled with six months notice.

Under an Agreement of Business Principles, properties acquired by Enterra will be contract operated and drilled by JMG Exploration, Inc. (“JMG”), if they are exploration properties, and contract operated and drilled by JED if they are development projects.  Exploration of the properties will be done by JMG, which will pay 100% of the exploration costs to earn a 70% working interest in the properties. If JMG discovers commercially viable reserves on the exploration properties, Enterra will have the right to purchase 80% of JMG’s working interest in the properties at a fair value as determined by independent engineers.  Should Enterra elect to have JED develop the properties, development will be done by JED, which will pay 100% of the development costs to earn 70% of the interests of both JMG and Enterra.  Enterra will have a first right to purchase assets developed by JED.

During the year ended December 31, 2004, the Company entered into the following transactions with JMG, a private corporation in which the Company owns all of the common shares representing approximately 11% of the voting shares:

(i)

JED charged JMG for certain general and administrative services and oil and gas equipment in the amount of  $325,811 of which $315,811 is included in due from related party at December 31, 2004 (December 31, 2003 – nil).  These services were provided at standard industry rates for similar services.

(ii)

in consideration for the assignment of JED’s interests in certain oil and gas properties, JMG reimbursed the Company for drilling and other costs related to those properties in the amount of $1,422,655. As of December 31, 2004, a total of $1,483,699 has been expensed on those properties. The amount receivable as reimbursement for these additional costs, in the amount of $61,044, is included in due from related party as at December 31, 2004. The services were provided by third party, arms length entities and the Company was only acting as project manager for the oil and gas properties.

At December 31, 2004, due from related party includes $5,931 due from a company that is controlled by an officer and director of the Company.

C.       Interests of Experts and Counsel

Not Applicable

ITEM 8.

Financial Information

A.

Consolidated Financial Statements and Other Financial Information

See ITEM 18.

B.

Significant Changes

None.

ITEM 9.

The Offer and Listing

A. Offer and Listing details

Not Applicable, except for Item 9A (4).

Price Range of Common Stock and Trading Markets

JED’s shares commenced trading on the American Stock Exchange (“Amex”) under the symbol “JDO” on April 6, 2004.

The following table sets forth the bid prices, in US dollars, as reported by the American Stock Exchange, for the periods shown.

	American Stock Exchange/Amex (US$)
Five most recent full fiscal years:	High	Low
Year ended December 31, 2004	14.77	9.46

Year ended December 31, 2004:
Quarter ended December 31, 2004	14.77	11.62
Quarter ended September 30, 2004	12.74	10.80
Quarter ended June 30, 2004	13.20	9.46
Quarter ended March 31, 2004	NA	NA

Year ended December 31, 2003:
Quarter ended December 31, 2003	NA	NA
Quarter ended September 30, 2003	NA	NA
Quarter ended June 30, 2003	NA	NA
Quarter ended March 31, 2003	NA	NA

Six most recent months ended:
December 2004	14.77	13.05
January 2005	18.45	14.05
February 2005	19.21	15.60
March 2005	18.95	15.00
April 2005	17.33	15.10
May 2005	18.70	15.50

B. Plan of Distribution

Not Applicable

C. Markets

See Item 9.A

D. Selling Shareholders

Not Applicable

E. Dilution

Not Applicable

F. Expense of the Issue

Not Applicable

ITEM 10.

ADDITIONAL INFORMATION

A. Share Capital

Description of Securities

Our authorized capital stock consists of an unlimited number of shares of common stock and an unlimited number of shares of preferred stock without par value. The preferred stock may be issued in one or more series as determined by the Board of Directors.

B. Articles of Incorporation and By-laws

We were incorporated in Alberta, Canada. Our Articles of Incorporation and by-laws provide no restrictions as to the nature of our business operations. Under Alberta law, a director must inform us, at a meeting of the Board of Directors, of any interest in a material contract or proposed material contract with us. Directors may not vote in respect of any such contracts made with us or in any such contract in which a director is interested, and such directors shall not be counted for purposes of determining a quorum. However, these provisions do not apply to (i) an arrangement by way of security for money lent to or obligations undertaken by them, (ii) a contract relating primarily to their remuneration as a director, officer, employee or agent, (iii) a contract for indemnity or insurance on behalf of a director as allowed under the Alberta law, or (iv) a contract with an affiliate.

We are authorized to issue an unlimited number of common and preferred shares. Our stockholders have no rights to share in our profits, are subject to no redemption or sinking fund provisions, have no liability for further capital calls and are not subject to any discrimination due to number of shares owned. By not more than 50 days or less than seven days in advance of a dividend, the Board of Directors may establish a record date for the determination of the persons entitled to such dividend.

The rights of holders of our common stock can be changed at any time in a stockholder meeting where the modifications are approved by 66 2/3% of the shares represented by proxy or in person at a meeting at which a quorum exists.

All holders of our common stock are entitled to vote at annual or special meetings of stockholders, provided that they were stockholders as of the record date. The record date for stockholder meetings may precede the meeting date by no more than 50 days and not less than 21 days, provided that notice by way of advertisement is given to stockholders at least seven days before such record date. Notice of the time and place of meetings of stockholders may not be less than 21 or greater than 50 days prior to the date of the meeting. There are no:

•  limitations on share ownership;

• provisions of the Articles or by-laws that would have the effect of delaying, deferring or preventing a change of control of our company;

• by-law provisions that govern the ownership threshold above which stockholder ownership must be disclosed; and

• conditions imposed by the Articles or by-laws governing changes in capital, but Alberta law requires any changes to the terms of share capital be approved by 66 2/3% of the shares represented by proxy or in person at a stockholders' meeting convened for that purpose at which a quorum exists.

Common Stock

Each holder of record of common stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote, except matters which are required to be voted on as a particular class or series of stock. Cumulative voting for directors is not permitted.

Holders of outstanding shares of common stock are entitled to those dividends declared by the Board of Directors out of legally available funds. In the event of liquidation, dissolution or winding up our affairs, holders of common stock are entitled to receive, pro rata, our net assets available after provision has been made for the preferential rights of the holders of preferred stock. Holders of outstanding common stock have no preemptive, conversion or redemption rights. All of the issued and outstanding shares of common stock are, and all unissued shares of common stock, when offered and sold will be, duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of common stock may be issued in the future, the relative interests of the then existing stockholders may be diluted. In April 2004, we closed our initial public offering of 1,900,000 common shares and all 7,600,000 Series A Convertible Preferred Shares elected to convert their shares into 7,600,000 common shares resulting in 9,500,000 common shares issued and outstanding at December 31, 2004.

Preferred Stock

Our Board of Directors is authorized to issue from time to time, without stockholder approval, in one or more designated series, unissued shares of preferred stock with such dividends, redemption, conversion and exchange provisions as may be provided by the Board of Directors with regard to such particular series. Any series of preferred stock may possess voting, dividend, liquidation and redemption rights superior to those of the common stock.

The rights of the holders of common stock will be subject to and may be adversely affected by the rights of the holders of any preferred stock that we may issue in the future. Our issuance of a new series of preferred stock could make it more difficult for a third party to acquire, or discourage a third party from acquiring, our outstanding shares of common stock and make removal of the Board of Directors more difficult.

A total of 7,600,000 shares of Series A Convertible Preferred Stock were issued pursuant to a private placement completed in December 2003. The Series A Convertible Preferred Stock is voting, carries no dividend and was all converted into an equal number of shares of common stock in April 2004. At December 31, 2004 no preferred shares were issued or outstanding.

Shares Eligible for Future Sale

Future sales of substantial amounts of our common stock in the public market or even the perception that such sales may occur, could adversely affect the market price for our common stock and could impair our future ability to raise capital through an offering of our equity securities.

At December 31, 2004 there were 759,167 options outstanding under the plan to purchase an equal number of shares of common stock. The outstanding options are exercisable at a weighted average price per share of $6.92.

Indemnification of Executive Officers and Directors

We have agreed to indemnify our executive officers and directors for all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by them in respect of any civil, criminal or administrative action or proceeding to which they are made a party by reason of being or having been a director or officer, if (a) they acted honestly and in good faith with a view to our best interests, and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, they had reasonable grounds for believing that their conduct was lawful.

C. Material Contracts

The Company has entered into material contracts that are other than in the ordinary course of business during the previous two years, other than as described elsewhere in this Form 20-F, as follows:

(a) Amended and Restated Agreement of Business Principles  - JED, Enterra Energy Trust (“Enterra”) and JMG Exploration, Inc. (“JMG”) are parties to an Amended and Restated Agreement of Business Principles pursuant to which each oil and gas property which is owned by Enterra is as a general matter to be developed or explored under arrangements pursuant to which JED and JMG, respectively, bear the cost thereof in exchange for a percentage (usually 70 percent) of such property and Enterra retains the balance of such property. Enterra has a first right to purchase oil and gas properties owned by JED prior to the sale thereof to others, and Enterra has the right to purchase 80 percent of any oil and gas property that is owned by JMG when drilling has established the existence of commercially viable quantities of oil or gas at a value that is based upon an independent engineering report.

(b) Technical Services Agreement – JED and Enterra are parties to a Technical Services Agreement pursuant to which employees of JED may provide administrative, management and technical services to Enterra at the cost of the JED and Enterra is to provide office space and administrative supplies to JED at the cost of Enterra.

D. Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to non-resident holders of our voting shares, other than withholding tax requirements.

There is no limitation imposed by Canadian law or by our Articles or our other charter documents on the right of a non-resident to hold or vote voting shares, other than as provided by the Investment Canada Act, the North American Free Trade Agreement Implementation Act (Canada) and the World Trade Organization Agreement Implementation Act.

The Investment Canada Act requires notification and, in certain cases, advance review and approval by the government of Canada of the acquisition by a non-Canadian of control of a Canadian business, all as defined in the Investment Canada Act. Generally, the threshold for review will be higher in monetary terms for a member of the World Trade Organization or North American Free Trade Agreement.

E.

Taxation

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the Company (“Common Shares”).

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (“IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares other than a U.S. Holder.  This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders.  Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own, directly or indirectly, 10% or more, by voting power or value, of the outstanding shares of the Company.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners).  Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.  (See “Taxation—Canadian Federal Income Tax Consequences ” below).

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares.  (See more detailed discussion at “Disposition of Common Shares” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S.  However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.  In 2003, the U.S. Department of the Treasury (the “Treasury”) and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC.  Although these Treasury Regulations were not issued in 2004, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations.  It is expected that these Treasury Regulations will obligate persons required to file information returns to report a distribution with respect to a foreign security issued by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a “passive foreign investment company” for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

As discussed below, the Company does not believe that it was a “passive foreign investment company” for the taxable year ended December 31, 2004, and does not expect that it will be a “passive foreign investment company” for the taxable year ending December 31, 2005.  (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below).  However, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its “passive foreign investment company” status or that the Company will not be a “passive foreign investment company” for the current or any future taxable year.  Accordingly, although the Company expects that it may be a QFC, there can be no assurances that the IRS will not challenge the determination made by the Company concerning its QFC status, that the Company will be a QFC for the current or any future taxable year, or that the Company will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt.  A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt.  Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Dividends Received Deduction

Dividends paid on the Common Shares generally will not be eligible for the “dividends received deduction.”  The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of.  Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules.   (See more detailed discussion at “Foreign Tax Credit” below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses and net capital losses are subject to complex limitations.  For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to U.S.$3,000 of ordinary income.  An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted.  For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “general income,” and certain other categories of income).  Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive income” or, in the case of certain U.S. Holders, “financial services income.”  However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to “passive income” and “general income” (and the other categories of income, including “financial services income,” are eliminated).  The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a “controlled foreign corporation” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Controlled Foreign Corporation

The Company generally will be a “controlled foreign corporation” under Section 957 of the Code (a “CFC”) if more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a “10% Shareholder”).

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of the “subpart F income” (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder’s pro rata share of the earnings of the Company invested in “United States property” (as defined in Section 956 of the Code).  In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the “earnings and profits” of the Company that are attributable to such Common Shares.  If the Company is both a CFC and a “passive foreign investment company” (as defined below), the Company generally will be treated as a CFC (and not as a “passive foreign investment company”) with respect to any 10% Shareholder.

The Company does not believe that it has previously been, or currently is, a CFC.  However, there can be no assurance that the Company will not be a CFC for the current or any future taxable year.

Passive Foreign Investment Company

The Company generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election).  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, for transactions entered into on or before December 31, 2004, gains arising from the sale of commodities generally are excluded from passive income if (a) a foreign corporation holds the commodities directly (and not through an agent or independent contractor) as inventory or similar property or as dealer property, (b) such foreign corporation incurs substantial expenses related to the production, processing, transportation, handling, or storage of the commodities, and (c) gross receipts from sales of commodities that satisfy the requirements of clauses (a) and (b) constitute at least 85% of the total gross receipts of such foreign corporation.   For transactions entered into after December 31, 2004, gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

For purposes of the PFIC income test and assets test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any “excess distribution” (as defined in Section 1291(b) of the Code) paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares.  The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year.  A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the “net capital gain” of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the “ordinary earnings” of the Company, which will be taxed as ordinary income to such U.S. Holder.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are “marketable stock” (as defined in Section 1296(e) of the Code).  A U.S. Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such Common Shares.  A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common Shares over (b) the fair market value of such Common Shares as of the close of such taxable year.

The Company does not believe that it was a PFIC for the taxable year ended December 31, 2004, and does not expect that it will be a PFIC for the taxable year ending December 31, 2005.  There can be no assurance, however, that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for the current or any future taxable year.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Canadian Taxation

The following summary fairly describes, as of the date hereof, the principal Canadian federal income tax considerations generally applicable to a U.S. Holder who is not and has not been or deemed to be resident in Canada for purposes of the Income Tax Act (Canada) (the "ITA") at any time while such U.S. Holder holds the common stock, is a resident of the U.S. for purposes of the Canada-United States Income Tax Convention (1980), as amended (the "Convention"), and who, for purposes of the ITA, at all relevant times:

• is the beneficial owner of the common stock;

• holds the common stock as capital property;

• does not have a "permanent establishment" or "fixed base" in Canada, as defined in the Convention;

• does not use or hold (and is not deemed to use or hold) the common stock in carrying on a business in Canada; and

• deals at arm's length with us.

Special rules, which are not discussed below, may apply to "financial institutions" and "tax shelters" as defined in the ITA, and to non-resident insurers carrying on an insurance business in Canada and elsewhere.

This summary is based upon the current provisions of the ITA, the regulations thereunder (the "Regulations"), the Convention, all specific proposed amendments to the ITA or the Regulations announced by or on behalf of the Canadian Minister of Finance prior to the date hereof, and the company's understanding of the current published administrative practices of the Canada Revenue Agency. This summary does not otherwise take into account or anticipate any changes in law, whether by way of judicial, governmental or legislative decision or action, administrative practice nor any income tax laws or considerations of any province or territory of Canada or any jurisdiction other than Canada, which may differ from the Canadian federal income tax consequences described in this document.

The common stock will generally constitute capital property to a U.S. Holder unless such U.S. Holder holds such common stock in the course of carrying on a business of trading or dealing in securities or has acquired such common stock in a transaction or transactions considered to be an adventure in the nature of trade.

Under the Convention, dividends paid or credited, or deemed to be paid or credited, on the common stock to a U.S. Holder generally will be subject to Canadian withholding tax at the rate of 15% of the gross amount of those dividends or deemed dividends. If a U.S. Holder is a corporation and owns 10% or more of the company's voting stock, the rate is reduced from 15% to 5%.

Under the Convention, dividends paid to religious, scientific, literary, educational or charitable organizations or certain pension, retirement or employee benefit organizations that have complied with specified administrative procedures are exempt from the aforementioned Canadian withholding tax so long as such organization is resident in and exempt from tax in the U.S.

A U.S. Holder will only be subject to taxation in Canada under the ITA on capital gains realized by the U.S. Holder on a disposition or deemed disposition of the common stock if the common stock constitutes "taxable Canadian property" within the meaning of the ITA at the time of the disposition or deemed disposition and the U.S. Holder is not afforded relief under the Convention. In general, the common stock will not be "taxable Canadian property" to a U.S. Holder if, at the time of its disposition, it is listed on a stock exchange that is prescribed in the Regulations (which includes American Stock Exchange), unless:

•

at any time within the five-year period immediately preceding the disposition or deemed disposition, the U.S. Holder, persons not dealing at arm's length with the U.S. Holder, or the U.S. Holder together with such non-arm's length persons, owned or had an interest in or a right or option to acquire 25% or more of the issued shares of any class or series of our capital stock;

•

the U.S. Holder was formerly resident in Canada and, upon ceasing to be a Canadian resident, elected under the ITA to have the common stock deemed to be "taxable Canadian property; or

•

the U.S. Holder's common stock was acquired in a tax deferred exchange in consideration for property that was itself "taxable Canadian property."

If a U.S. Holder's common stock is "taxable Canadian property," subject to the availability of an exemption under the Convention, such U.S. Holder will recognize a capital gain (or a capital loss) for the taxation year during which the U.S. Holder disposes, or is deemed to have disposed of, the common stock. Such capital gain (or capital loss) will be equal to the amount by which the proceeds of disposition exceed (or are less than) the U.S. Holder's adjusted cost base of such common stock and any reasonable costs of making the disposition. One-half of any such capital gain (a "taxable capital gain") must be included in income in computing the U.S. Holder's income and one half of any such capital loss (an "allowable capital loss") is generally deductible by the U.S. Holder from taxable capital gains arising in the year of disposition. To the extent a U.S. Holder has insufficient taxable capital gains in the current taxation year against which to apply an allowable capital loss, the deficiency will constitute a net capital loss for the current taxation year and may generally be carried back to any of the three preceding taxation years or carried forward to any future taxation year, subject to certain detailed rules in the ITA in this regard.

This summary does not take into account any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be relied on as legal or tax advice or representations to any particular investor.  Consequently, potential investors are urged to seek independent tax advice in respect of the consequences to them of the acquisition of common stock having regard to their particular circumstances.

F.

Dividends and Paying Agents

Not Applicable

G.       Statement by Experts

Not Applicable

H.       Documents on Display

Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit, the contract or document is deemed to modify the description contained in this registration statement. You must review the exhibits themselves for a complete description of the contract or document.

We intend to provide our stockholders with annual reports containing consolidated financial statements audited by an independent chartered accounting firm and will make available to stockholders quarterly reports containing unaudited consolidated financial data for the first three quarters of each year. All our financial reports and financial statements are prepared in accordance with accounting principles generally accepted in the United States. We are subject to the information and reporting requirements of the Securities and Exchange Act of 1934 and file periodic reports, proxy statements and other information with the SEC. However, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal stockholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Under the Exchange Act, we are not required to publish financial statements as frequently or as promptly as U.S. companies. Such reports, proxy statements and other information filed with the SEC may be inspected at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 5th Street N.W., Washington, D.C. 20549. Copies of these materials may be obtained at prescribed rates from the Commission at that address. The reports, proxy statements and other information can also be inspected at no charge on the Commission's Web site at www.sec.gov.

If you are a stockholder, you may request a copy of these filings at no cost by contacting us at:

JED Oil Inc.
Suite 2600, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada
T2P 2V6
(403) 537-3250
(403) 294-1197 (fax)

I.       Subsidiary Information

Not Applicable

Item 11.          Qualitative and Quantitative Disclosures about Market Risk

We are exposed to al of the normal risks inherent within the oil and gas sector, including commodity price risk, foreign-currency rate risk, interest rate risk and credit risk.  We manage our operations in a manner intended to minimize our exposure.

Risk Factors

Credit Risk

Credit risk is the risk of loss resulting from non-performance of contractual obligations by a customer or joint venture partner. A substantial portion of our accounts receivable are with customers in the energy industry and are subject to normal industry credit risk. We intend to assess the financial strength of our customers and joint venture partners through regular credit reviews in order to minimize the risk of non-payment.

Market Risk

We are exposed to market risk from changes in currency exchange rates and interest rates. As a Canadian oil and natural gas company, we may be adversely affected by changes in the exchange rate between U.S. and Canadian dollars. The price we will receive for oil and natural gas production is based on a benchmark expressed in U.S. dollars, which is the standard for the oil and natural gas industry worldwide. However, we will pay our operating expenses, drilling expenses and general overhead expenses in Canadian dollars. Changes to the exchange rate between U.S. and Canadian dollars can adversely affect us.

Interest Rate Risk

Interest rate risk will exist principally with respect to any future indebtedness that bears interest at floating rates.  At December 31, 2004 we had no indebtedness.

Foreign Currency Exchange Risk

We conduct a significant portion of our business in Canada and the Canadian dollar has been designated as our functional currency.  This subjects us to foreign exchange risk on assets, liabilities and cash flows dominated in a currency other than our functional currency. We generally hold United States dollar denominated assets that are converted to our Canadian dollar functional currency at each balance sheet date. When the Canadian dollar strengthens in relation to the United States dollar, we can incur a foreign exchange loss on the conversion.  Conversely, when the Canadian dollar weakens in relation to the United States dollar, we can incur a foreign exchange gain.  We have not entered into foreign currency forward contracts or other similar financial instruments to manage this risk.

Oil and Gas Risk

Inherent in development of oil and gas reserves are risks, among others, of drilling dry holes, encountering production or drilling difficulties or experiencing high decline rates in producing wells. In addition, a major market risk exposure is in the pricing applicable to our oil and gas production. Realized pricing is primarily driven by the prevailing worldwide price for crude oil and spot prices applicable to our Canadian oil and natural gas production. Prices received for oil and gas production have been and remain volatile and unpredictable. If oil and gas prices decline significantly, even if only for a short period of time, it is possible that non-cash write-downs of our oil and gas properties could occur under the full-cost accounting method allowed by the Securities Exchange Commission (SEC). Under these rules, we review the carrying value of our proved oil and gas properties each quarter on a country-by-country basis to ensure that capitalized costs of proved oil and gas properties, net of accumulated depreciation, depletion and amortization, and deferred income taxes, do not exceed the "ceiling." This ceiling is the present value of estimated future net cash flows from proved oil and gas reserves, discounted at 10 percent, plus the lower of cost or fair value of unproved properties included in the costs being amortized, net of related tax effects. If capitalized costs exceed this limit, the excess is charged to additional depletion, depreciation and accretion expense. The calculation of estimated future net cash flows is based on the prices for crude oil and natural gas in effect on the last day of each fiscal quarter except for volumes sold under long-term contracts. Write-downs required by these rules do not impact cash flow from operating activities; however, as discussed above, sustained low prices would have a material adverse effect on future cash flows. We have not entered into any derivative securities or hedging instruments to manage oil and gas risks.

Item 12.          Description of Securities Other Than Equity Securities

Not Applicable

Part II

Item 13.          Defaults, Dividends Arrearages and Delinquencies

None

Item 14.          Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable

Item 15.          Controls and Procedures

(a) Evaluation of disclosure controls and procedures.  Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of JED’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report (the “Evaluation Date”), have concluded that, as of the Evaluation Date, our disclosure controls and procedures were adequate and effective to ensure that material information relating us and our consolidated subsidiaries would be made known to them by others within those entities.

(b) Changes in internal controls.

Not Applicable

(c) Attestation report of the independent registered public accounting firm.

Not Applicable

(d) Changes in internal controls.

There were no significant changes in our internal controls or in other factors that could significantly affect our disclosure controls and procedures subsequent to the evaluation date, nor were there any significant deficiencies or material weaknesses in such disclosure controls and procedures requiring corrective actions.  As a result, no corrective actions were taken.

Item 16.          [Reserved]

Item 16A.          Audit Committee Financial Expert

The chairman of our audit committee, William E. Sliney, possesses the attributes required of an audit committee financial expert and is an independent member of the Board of Directors as that term is defined by the American Stock Exchange.

Item 16B.

Code of Ethics

We have adopted a Code of Ethics, which applies to all employees, consultants, officers and directors.

Item 16C.

Principal Accountant Fees and Services

Audit Fees

Our principal accountants, Ernst & Young LLP audited our annual financial statements for the year 2004 and for the period from inception to December 31, 2003.   The audit fees for 2004 were Cdn$81,395 (2003 – Cdn$16,725).   Audit fees are fees billed for the audit of our annual consolidated financial statements and statutory and regulatory filings.

Audit Related Fees

Our principal accountants billed audited related fees for 2004 of Cdn$35,123 (2003 – $Nil).  These fees were for the reviews of our interim financial statements.

Tax Fees

Our principal accountants billed tax fees for 2004 of Cdn$7,881 (2003 – Cdn$1,665).  These fees were for the preparation and review of our tax returns and for investment tax advice.

All Other Fees

Our principal accountants billed other fees for 2004 of Cdn$2,788 (2003 – Cdn$3,670). These fees were for review of our registration statement and for electronic database user fees.

Pre-Approval Policies and Procedures

The audit committee approves all audit, audit-related services, tax services and other services provided by Ernst & Young LLP. Any services provided by Ernst & Young LLP that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement. Under the Sarbanes-Oxley Act of 2002, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception prior to the completion of an audit engagement.

Item 16D.

Exemptions from the Listing Standards for Audit Committees.

Not Applicable.

Item 16E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not Applicable.

PART III

Item 17.          Financial Statements

We have responded to Item 18 in lieu of responding to this item.

Item 18.          Financial Statements

The Consolidated Financial Statements of JED Oil Inc. are attached as follows:

Item 19.          Exhibits

Number

Exhibit

3.1	Articles of Incorporation of the Registrant (1)
3.2	By-laws of the Registrant (1)
10.1	Stock Option Plan (1)
10.2	Annual Bonus Plan (2)
10.4	Form of Officer and Director Indemnity Agreement (1)
10.5	2nd Amended and Restated Agreement of Business Principles with Enterra Energy Trust, JED Oil Inc. and JMG Exploration, Inc.
10.6	Technical Services Agreement between JED Oil inc. and Enterra Energy Corp.
31.1	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act
31.2	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act
32.1	Certifications of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act
32.2	Certifications of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act
99.1	Consent from Ernst & Young LLP
99.2	Consent from McDaniel & Associates Consultants Ltd.

(1)

Incorporated by reference from JED’s Registration Statement on Form S-1 (File No. 333-111435) filed December 22, 2003.

(2)

Incorporated by reference from JED’s Amended Registration Statement on Form S-1/A (File No. 333-111435) filed February 13, 2004.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JED Oil Inc.

By: /s/	Thomas J. Jacobsen

Name:   Thomas J. Jacobsen

Title:    Chief Executive Officer

July 15, 2005

By:  /s/ Bruce A. Stewart

Name:   Bruce A. Stewart

Title:    Chief Financial Officer

July 15, 2005

Consolidated Financial Statements

JED Oil Inc.

December 31, 2004

(In United States Dollars)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of JED Oil Inc.

We have audited the consolidated balance sheets of JED Oil Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations, comprehensive loss, changes in stockholders’ equity and cash flows for the year ended December 31, 2004, the 120 day period from inception on September 3, 2003 to December 31, 2003 and the 211 day period from inception on September 3, 2003 to end of development stage on March 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Company’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the year ended December 31, 2004, the 120 day period from inception on September 3, 2003 to December 31, 2003 and the 211 day period from inception on September 3, 2003 to end of development stage on March 31, 2004 in accordance with United States generally accepted accounting principles.

/s/ Ernst & Young LLP

Calgary, Canada

March 29, 2005

Chartered Accountants

JED Oil Inc. and Subsidiary

CONSOLIDATED BALANCE SHEETS

 (In United States Dollars)

As at

	2004	2003
	$	$
ASSETS
Current
Cash and cash equivalents [note 1]	18,657,007	16,088,631
Accounts receivable	2,570,065	40,805
Prepaid expenses	27,463	171,744
Due from related party [note 10]	382,786	-
Loan receivable [note 2]	1,992,032	4,627,844
	23,629,353	20,929,024
Property and equipment [note 7]		-
Oil and gas, on the basis of full cost accounting:
Proved properties	10,172,328	-
Other	180,811	-
	10,353,139	-
Less: Accumulated depreciation and depletion	(4,948,745)	-
	5,404,394	-
	29,033,747	20,929,024
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 1]	5,326,128	64,176
	5,326,128	64,176
Asset retirement obligations [note 11]	255,164	-
	5,581,292	64,176
Commitments and contingencies [note 4]
Stockholders’ equity
Share capital [note 8]
Common stock – no par value; unlimited authorized; 9,500,000 shares issued and outstanding at December 31, 2004 and nil shares outstanding at December 31, 2003	29,710,573	-
Preferred Shares - Series A convertible preferred stock - $2.75 stated value; unlimited authorized in series; 8,000,000 shares authorized; nil shares issued and outstanding at December 31, 2004 and 7,600,000 outstanding at December 31, 2003	-	20,876,469
Additional paid-in capital	223,842	-
Share purchase warrants	60,410	-
Deficit accumulated during the development stage	(430,495)	(359,604)
Accumulated deficit	(8,476,039)	-
Accumulated other comprehensive income	2,364,164	347,983
	23,452,455	20,864,848
	29,033,747	20,929,024

The accompanying notes to the consolidated financial statements are an integral part of this statement.

JED Oil Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF OPERATIONS

 (In United States Dollars)

	For the year ended December 31, 2004	For the 120 day period from inception on September 3, 2003 to December 31, 2003	For the 211 day period from inception on September 3, 2003 to end of development stage on March 31, 2004
	$	$	$

Revenue
Gross revenue	1,519,089	-	-
Less royalties	(295,816)	-	-
	1,223,273	-	-
Interest	484,137	49,485	175,265
	1,707,410	49,485	175,265

Expenses
Production	243,016	-	-
General and administrative	2,740,230	99,336	304,974
Stock-based compensation [note 6]	223,842	-	36,847
Foreign exchange loss	1,088,921	309,753	263,939
Depletion, depreciation and accretion [note 7]	4,958,331	-	-
Loss on equity investment (note 5)	1,000,000	-	-
	10,254,340	409,089	605,760

Net loss for the period	(8,546,930)	(359,604)	(430,495)

Net loss for the period per common share, basic and diluted [note 13]	($1.21)	-	-

The accompanying notes to the consolidated financial statements are an integral part of this statement.

JED Oil Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF CASH FLOWS

 (In United States Dollars)

	For the year ended December 31, 2004	For the 120 day period from inception on September 3, 2003 to December 31, 2003	For the 211 day period from inception on September 3, 2003 to end of development stage on March 31, 2004
	$	$	$
OPERATIONS
Net loss for the period	(8,546,930)	(359,604)	(430,495)
Adjustments to reconcile net loss to cash flows from operating activities:
Foreign exchange loss	1,088,921	309,753	263,939
Stock-based compensation	223,842	-	36,847
Depletion, depreciation and accretion	4,958,331	-	-
Loss on equity investment	1,000,000	-	-
Other changes:
Increase in accounts receivable	(2,529,260)	(40,805)	(374,597)
Decrease (increase) in prepaid expenses	144,281	(171,744)	(270,442)
Increase in accounts payable and accrued liabilities	4,030,567	64,176	64,176
Increase in due from related party	(382,786)	-	-
Cash provided by (used in) operations	(13,034)	(198,224)	(710,572)
FINANCING
Issue of preferred shares, net of related costs	-	20,876,469	20,872,749
Issue of common shares, net of related costs	8,834,104	-	-
Issue of share purchase warrants	60,410	-	-
Cash provided by financing activities	8,894,514	20,876,469	20,872,749
INVESTING
Decrease in loan receivable	4,527,277	-	4,527,277
Increase in loan receivable	(1,992,032)	(4,582,951)	(4,582,951)
Investment in equity investment	(1,000,000)	-	-
Purchase of property and equipment	(8,882,531)	-	(538,828)
Funds received from joint venture partner [note 3]	12,636,587	-	-
Funds advanced to joint venture partner [note 3]	(12,832,125)	-	(12,832,125)
Cash used in investing activities	(7,542,824)	(4,582,951)	(13,426,627)
Effect of foreign exchange on cash and cash equivalents	1,229,720	(6,663)	47,909
Net increase in cash and cash equivalents	2,568,376	16,088,631	6,783,459
Cash and cash equivalents, beginning of period	16,088,631	-	-
Cash and cash equivalents, end of period	18,657,007	16,088,631	6,783,459

During 2004 and 2003, the Company paid no interest on long-term debt or bank indebtedness and no capital taxes.

The accompanying notes to the consolidated financial statements are an integral part of this statement.

JED Oil Inc. and Subsidiary

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

(In United States Dollars)

	Shares	Amount
		$

Common stock
Balance September 3, 2003 (inception) and December 31, 2003	-	-
Preferred shares converted to common shares	7,600,000	20,900,198
Shares issued for cash pursuant to initial public offering	1,900,000	10,389,590
Share issue costs	-	(1,579,215)
Balance, December 31, 2004	9,500,000	29,710,573

Series A convertible preferred stock, $2.75 stated value
Balance September 3, 2003 (inception) and December 31, 2003	7,600,000	20,876,469
Share issue costs	-	(3,720)
Preferred shares converted to common shares	(7,600,000)	(20,872,749)
Balance, December 31, 2004	-	-

Additional paid in capital
Balance September 3, 2003 (inception) and December 31, 2003		-
Stock-based compensation		223,842
Balance, December 31, 2004		223,842

Share purchase warrants
Balance September 3, 2003 (inception) and December 31, 2003		-
Share purchase warrants issued pursuant to initial public offering		60,410
Balance, December 31, 2004		60,410

Deficit accumulated during the development stage
Balance September 3, 2003 (inception)		-
Balance December 31, 2003		(359,604)
Portion of net loss for the period accumulated during development stage		(70,891)
Balance, December 31, 2004		(430,495)

Deficit
Balance September 3, 2003 (inception) and December 31, 2003		-
Net loss for the period		(8,476,039)
Balance, December 31, 2004		(8,476,039)

Accumulated other comprehensive income
Balance September 3, 2003 (inception)		-
Balance December 31, 2003		347,983
Foreign exchange translation adjustment		2,016,181
Balance, December 31, 2004		2,364,164
Total stockholders’ equity		23,452,455

The accompanying notes to the consolidated financial statements are an integral part of this statement.

JED Oil Inc. and Subsidiary

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

(In United States Dollars)

	For the year ended December 31, 2004 $	For the 120 period from inception on September 3, 2003 to December 31, 2003 $	For the 211 day period from inception on September 3, 2003 to end of development stage on March 31, 2004 $

Net loss for the period	(8,546,930)	(359,604)	(430,495)

Other comprehensive income
Foreign exchange translation adjustment	2,016,181	347,983	112,314
Comprehensive loss for the period	(6,530,749)	(11,621)	(318,181)
Comprehensive loss for the period per share, basic and diluted [note 13]	($0.92)	-	-

The accompanying notes to the consolidated financial statements are an integral part of this statement.

JED Oil Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In United States Dollars)

December 31, 2004

(2)

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.  Actual results could differ from those estimates.

(a)

Nature of operations

JED Oil Inc. (“JED” or the “Company”) is an independent energy company that explores for, develops and produces natural gas, crude oil and natural gas liquids in Canada and the United States. Currently, all the Company’s proved reserves are located in Canada.

The Company’s future financial condition and results of operations will depend upon prices received for its oil and natural gas production and the costs of finding, acquiring, developing and producing reserves.  Prices for oil and natural gas are subject to fluctuations in response to change in supply, market uncertainty and a variety of other factors beyond the Company’s control.  These factors include worldwide political instability, the foreign supply of oil and natural gas, the price of foreign imports, the level of consumer demand, and the price and availability of alternative fuels.

Prior to March 31, 2004 the Company was in the development stage and its efforts were focused on the development of a petroleum and natural gas property under a joint venture agreement signed in January 2004. The Company completed the development stage of its operations when the Company commenced drilling operations in early April 2004. Comparative figures are shown for the period of development, being the period from the inception of the Company on September 3, 2003 to March 31, 2004.

Effective January 1, 2004, the Company and Enterra Energy Corp. (“Enterra”) entered into a Technical Services Agreement, which provides for JED to manage Enterra’s field operations and governs the allocation of general and administrative expenses between the two entities.  Under the Technical Services Agreement, JED and Enterra allocate the costs of management, development, exploitation, operations and general and administrative activities on the basis of production and capital expenditures, or as otherwise agreed to between the JED and Enterra. The Technical Services Agreement has no set termination date and can be cancelled with six months notice.

JED Oil Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In United States Dollars)

December 31, 2004

Under an Agreement of Business Principles, properties acquired by Enterra will be contract operated and drilled by JMG Exploration, Inc. (“JMG”), if they are exploration properties, and contract operated and drilled by JED if they are development projects.  Exploration of the properties will be done by JMG, which will pay 100% of the exploration costs to earn a 70% working interest in the properties. If JMG discovers commercially viable reserves on the exploration properties, Enterra will have the right to purchase 80% of JMG’s working interest in the properties at a fair value as determined by independent engineers.  Should Enterra elect to have JED develop the properties, development will be done by JED, which will pay 100% of the development costs to earn 70% of the interests of both JMG and Enterra.  Enterra will have a first right to purchase assets developed by JED.

(b)

Principles of consolidation

These consolidated financial statements include the accounts of the Company’s wholly owned legal subsidiary, JED Oil (USA) Inc., incorporated under the laws of the state of Wyoming on May 5, 2004.  All inter-company accounts and transaction have been eliminated.  Investments in Companies which give JED significant, but not control, over the investee are accounted for using the equity method.

(c)

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and balances invested in short-term, highly liquid securities with maturities less than 90 days from the date of purchase.

For year ended December 31, 2004, the average effective interest rate earned on cash equivalent balances was 2.76% (December 31, 2003 – .25%). As at December 31, 2004, the Company had $589,344 (December 31, 2003 - $nil) in cash and $18,067,663 (December 31, 2003 - $16,088,631) in short-term, highly liquids securities with maturities less than 90 days.

(2)

Foreign currency translation

As the majority of the Company’s operating activities are in Canada, the Company uses the Canadian dollar as its functional currency.  The Company’s operations are translated for financial statement reporting purposes into United States dollars in accordance with Statement of Financial Accounting Standards No. 52, Foreign Currency Translation, using the current rate method. Under this method, all assets and liabilities are translated at the period-end rate of exchange and all revenue and expense items are translated at the average rate of exchange for the period. Exchange differences arising on translation are classified as other comprehensive income in a separate component of stockholders’ equity.

JED Oil Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In United States Dollars)

December 31, 2004

Monetary assets and liabilities denominated in a currency other than the Company’s functional currency are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities denominated in a currency other than the Company’s functional currency are translated at historical exchange rates. Revenues and expenses are translated at average rates for the period.  Exchange gains or losses are reflected in the Statement of Operations for the period.

(e) Comprehensive loss

Comprehensive income includes net income (loss) and other comprehensive income (loss), which includes, but is not limited to, foreign currency translation adjustments.

(f) Revenue recognition

Oil and gas revenues are recognized when production is sold to a purchaser at a fixed or determinable price, when delivery has occurred and title has transferred, and if the collectibility of the revenue is probable.

(g) Joint operations

The majority of the Company’s petroleum and natural gas development activities are conducted jointly with others.  These financial statements reflect only the Company’s proportionate interest in such activities.

(h) Property and equipment

The Company uses the full-cost method of accounting for petroleum and natural gas properties.  Under this method, the Company capitalizes all costs relating to the exploration for and the development of oil and natural gas reserves including land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties and costs of drilling of productive and non-productive wells.  Proceeds from the disposal of properties are applied as a reduction of costs without the recognition of a gain or loss except where such disposals would result in a greater than 25% change in the depletion rate.

Capitalized costs are depleted and depreciated using the unit-of-production method based on the estimated proven oil and natural gas reserves before royalties as determined by independent engineers. Properties are evaluated on a quarterly basis by the Company’s internal engineers. Units of natural gas are converted into barrels of equivalents on a relative energy content basis.  Costs related to unproven properties are excluded from the costs subject to depletion until it is determined whether or not proved reserves exist or if impairment has occurred.

JED Oil Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In United States Dollars)

December 31, 2004

In performing its quarterly ceiling test, the Company limits, on a country-by-country basis, the capitalized costs of proved oil and gas properties, net of accumulated DD&A and deferred income taxes, to the estimated future net cash flows from proved oil and gas reserves based on period-end prices, discounted at 10 percent, net of related tax effects, plus the lower of cost or fair value of unproved properties included in the costs being amortized. If capitalized costs exceed this limit, the excess is charged to additional DD&A expense.

Given the volatility of oil and gas prices, it is reasonably possible that the Company’s estimate of discounted future net cash flows from proved oil and gas reserves could change in the near term. If oil and gas prices decline significantly, even if only for a short period of time, it is possible that write-downs of petroleum and natural gas properties could occur.

Unproved properties are assessed quarterly for possible impairments or reductions in value. If a reduction in value has occurred, the impairment is transferred to proved properties. Unproved properties that are individually insignificant are generally amortized over an average holding period.

Other property and equipment are recorded at cost.  Depreciation is provided using the straight-line method based over the estimated useful lives at a rate of 25 percent per annum.

(2)

Allowance for doubtful accounts

The Company considers accounts receivable to be fully collectible as recorded as of December 31, 2004 and 2003.  Accordingly, no allowance for doubtful accounts is required.

(j)

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consist of; accounts payable - $1,792,835, bonus payable - $2,178,684, capital accrual - $1,231,385 and other accruals - $123,224.

(2)

Income taxes

The Company accounts for income taxes under the Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”. Temporary differences between the tax basis of assets and liabilities and their reported amount in the financial statements that will result in taxable amounts in the future.  The Company routinely assesses the realizability of its deferred tax assets.  If it concludes that it is more likely than not that some portion or all of the deferred tax assets will not be realized, under accounting standards, the tax asset is reduced by a valuation allowance.  Numerous judgments and assumptions are inherent in the determination of future taxable income, including factors such as future operating conditions.

JED Oil Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In United States Dollars)

December 31, 2004

(2)

Stock-based compensation

The Company has a stock-based compensation plan which reserve shares of common stock for issuance to key employees and directors. The Company accounts for grants issued under this plan using the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS 123”) as amended by SFAS 148.  Under these provisions, the cost of options granted to employees is charged to net loss with a corresponding increase in additional paid-in capital, based on an estimate of the fair value determined using the Black-Scholes option pricing model.

During the fourth quarter of 2004, the Financial Accounting Standards Board (FASB) issued SFAS 123-R, a revision to SFAS No. 123, which requires all companies to expense stock-based compensation.  The rule is effective for the first interim period that begins after June 15, 2005. The Company early adopted this statement in 2004 electing to transition under the “Modified Retrospective Approach” as allowed under SFAS No. 123-R. Under this approach, the Company is required to expense all options and stock-based compensation that vested in the year of adoption based on the fair value of the stock compensation determined at the date of grant.  No shares vested prior to 2004.

In addition to the expensing provisions discussed above, SFAS No. 123-R requires the Company to estimate expected future forfeitures under ach stock compensation plan, the effects of changing the forfeitures estimates on existing stock plans.

As noted above as permitted by Statement 123, the Company currently accounts for share-based payments to employees using the fair value recognition provisions.  Accordingly, the adoption of SFAS No. 123-R has no effect on the Company’s 2004 operating results.

(m) Asset retirement obligation

The Company follows SFAS No 143. “Accounting for Asset Retirement Obligations”, which requires that an asset retirement obligation (ARO) associated with the retirement of a tangible long-lived asset be recognized as a liability in the period in which it is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated asset.  The cost of the tangible asset, including the initially recognized ARO, is depleted such that the cost of the ARO is recognized over the useful life of the asset.  The ARO is recorded at fair value, and accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value.  The fair value of the ARO is measured using expected future cash outflows discounted at the Company’s credit-adjusted risk-free interest rate.  The Company’s asset retirement obligations primarily relate to the plugging and abandonment of petroleum and natural gas properties.

JED Oil Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In United States Dollars)

December 31, 2004

Inherent in the fair value calculation of ARO are numerous assumptions and judgments including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement, and changes in the legal, regulatory, environmental and political environments.  To the extent future revisions to these assumptions impact the fair value of the existing ARO liability, a corresponding adjustment is made to the petroleum and natural gas properties balance.

(n) Measurement uncertainty

The amount recorded for depletion and amortization of oil and gas properties, the provision for asset retirement obligations and the ceiling test calculation are based on estimates of gross proven reserves, production rates, commodity prices, future costs and other relevant assumptions.  By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be significant.

(o)

Earnings per share

The Company accounts for per common share amounts in accordance with SFAS No. 128, “Earnings per Share.”  Under SFAS No. 128, basic per common share amounts is computed by dividing net loss attributable to common shareholders by the weighted average common shares outstanding without including any potentially dilutive securities. Diluted per common share amounts are computed by dividing net loss by the weighted average common shares outstanding plus, when their effect is dilutive, common stock equivalents.

(p)

Reclassifications

Certain other prior period amounts have been reclassified to confirm with the presentation adopted in the current year.

2.

LOAN RECEIVABLE

On December 23, 2004, the Company loaned $1,992,032 (Cdn $2,400,000) to Enterra Energy Corp., a joint venture partner that the Company’s Chairman is also Chairman of the Board of Directors of. The terms of the loan call for interest calculated at the Alberta Treasury Branches prime lending rate plus 0.4% per annum.  The loan is repayable on or before June 29, 2005.  Subsequent to December 31, 2004, the Company loaned additional funds of $7,968,127 (Cdn $9,600,000) under the same terms.  The effective interest rate of the loan is 4.65%. On March 18, 2005, Enterra Energy Corp. repaid the original loan amount of $1,992,032 together with accrued interest of $19,020.

On October 29, 2003, the Company entered into an arm’s length Loan Agreement with an unrelated junior oil and gas company (the “Borrower”), whereby the Company loaned the Borrower a total of $4,627,844 (Cdn $6,000,000) for drilling operations.  The terms of the Agreement called for interest calculated at the Alberta Treasury Branches’ prime lending rate plus

1% compounded monthly. The loan was repaid in full on January 28, 2004 together with accrued interest.

JED Oil Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In United States Dollars)

December 31, 2004

3.

ADVANCES TO JOINT VENTURE PARTNER

On January 28, 2004, pursuant to a farm-in/joint venture agreement signed in January 2004 with Enterra Energy Corp., the Company advanced Enterra $12,832,125 (Cdn $17,000,000). The advance was subsequently repaid on June 29, 2004 together with accrued interest.  Due to the strengthening of the Canadian dollar relative to the United States dollars, when the receipt of funds was translated from the operating currency of Canadian dollars to the reporting currency of United States dollars, a cash inflow of $12,636,587 was recorded on the consolidated statement of cash flows, which resulted in cash used in financing activities of $195,538.

4.

COMMITMENTS AND CONTINGENCIES

The Company has entered into indemnification agreements with all of its directors and officers, which provides for the indemnification and advancement of expenses by the Company. There is no pending litigation or proceeding involving any director or officer of the Company for which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification.  Accordingly, no provision has been made in these financial statements under the terms of the indemnification agreements.

The Company has no derivative financial hedges or physical delivery contracts in place at December 31, 2004.

6.

EQUITY INVESTMENT

On August 12, 2004, the Company acquired 250,000 common shares of JMG, representing approximately an 11% equity interest in the total voting share capital of JMG for cash consideration of $1,000,000.  The Company will be represented with two of the five seats on the JMG Board of Directors.

JMG has also committed to undertake a Initial Public Offering pursuant to a registration statement for Public Offering Units (“Units”) consisting of one common share and one common share purchase warrant exercisable at a price of $5.00 per share and expiring one year after the issuance date.  Each Unit will be priced at no less than $5.10, and 1,900,000 such Units will be offered initially to the Company.  On October 29, 2004, JMG filed a registration statement on Form SB-2 to register the units and the underlying common shares and common share purchase warrants.

The Company’s investment in JMG is accounted for using the equity method. At December 31, 2004, the Company owned 100% of the common shares of JMG and was required incorporate 100% of the equity loss of JMG for the period then ended.  JMG incurred a loss attributable to common shareholders for the period ended December 31, 2004 of $1,024,289.  The Company has reduced the carrying value of the investment to zero to reflect the loss.

JED Oil Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In United States Dollars)

December 31, 2004

1.

STOCK-BASED COMPENSATION

The fair value of common share options granted during year ended December 31, 2004 is estimated to be $1,048,973 ($0.15 per share) as at the date of grant using the Black-Scholes option pricing model and the following weighted average assumptions:

Weighted average risk-free interest rate (%) 4.83

Expected life (years) 5.0

Expected volatility (%) 2.67

Expected dividend yield (%) Nil

Prior to April 6, 2004, the Company was private.  Accordingly the expected volatility of the Company’s stock for options granted during the period prior to April 6, 2004 has been set at a nominal amount of 1%.

The estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis. For year ended December 31, 2004, stock based compensation expense of $223,842 (December 31, 2003 – Nil) was included in the Consolidated Statement of Operations.

There were no stock options granted prior to January 1, 2004.

2.

PROPERTY AND EQUIPMENT

December 31, 2004	Cost $	Accumulated depletion and depreciation $	Net book value $
Petroleum and natural gas properties	10,172,328	4,911,366	5,260,962
Other assets	180,811	37,379	143,432
	10,353,139	4,948,745	5,404,394

During 2004, approximately $969,500 of general and administrative costs were capitalized to petroleum and natural gas properties.  At December 31, 2004, the Company incurred a ceiling test write-down of oil and natural gas properties in the amount of $4,178,000 (December 31, 2003 – Nil) that is included in depletion, depreciation and accretion in the Consolidated Statement of Operations.

At December 31, 2004, a total of $322,000 (December 31, 2003 – Nil) was excluded from the calculation of depletion and depreciation expense.

JED Oil Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In United States Dollars)

December 31, 2004

3.

SHARE CAPITAL

(a)

Authorized

The Company has authorized an unlimited number of common voting shares and an unlimited number of preferred shares, issuable in series.  The Company has authorized the first series of preferred shares as Series A Preferred Shares which is comprised of 8,000,000 voting, convertible preferred shares which carry no dividends and which could be converted into an equal number of common shares during the ten-day period commencing on the date of the Company’s registration statement. Subsequent to the Company’s initial public offering, all the Series A Preferred Shares were converted into common shares of the Company.

(b)

Issued and outstanding

	Number of shares	$
Common Shares
Share capital as at September 3, 2003 (inception) and December 31, 2003	-	-
Preferred shares converted to common shares (i)	7,600,000	20,900,198
Shares issued for cash pursuant to initial public offering (i)	1,900,000	10,389,590
Share issue costs	-	(1,579,215)
Balance as at December 31, 2004	9,500,000	29,710,573
Series A Convertible Preferred Shares
Balance as at September 3, 2003	-	-
Issued for cash pursuant to a private placement	7,600,000	20,900,198
Share issue costs	-	(23,729)
Balance as at December 31, 2003	7,600,000	20,876,469
Share issue costs	-	(3,720)
Preferred shares converted to common shares (i)	(7,600,000)	(20,872,749)
Balance as at December 31, 2004	-	-

JED Oil Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In United States Dollars)

December 31, 2004

i)

Initial Public Offering

On April 5, 2004, the Company’s initial public offering registration statement for 1,675,000 shares of common stock and an underwriter’s over-allotment option of 225,000 shares of common stock, at a price of $5.50 per share, was declared effective.  Upon the closing of the initial public offering on April 12, 2004, the Company issued 1,900,000 shares of common stock at a price of $5.50 and 167,500 warrants for gross proceeds of $10,450,000. The warrants are exercisable into an equal number of common shares for a four-year period commencing on April 12, 2005 at an exercise price of $6.60 per common share. The warrants are restricted from sale, transfer or assignment of hypothecation until April 12, 2005. The Company has assigned a fair value of the warrants of $60,410 based on a Black-Scholes option model.

As part of the registration statement holders of 7,600,000 Series A Convertible Preferred Shares elected to convert their shares into 7,600,000 shares of common stock.

c)

Stock options

	Number of options	Weighted average exercise price $
Outstanding as at September 3, 2003 (inception) and December 31, 2003	-	-
Granted	807,500	6.84
Cancelled	(48,333)	5.50
Options outstanding as at December 31, 2004	759,167	6.92
Exercisable at December 31, 2004	-	-

	Options outstanding			Options exercisable
Range of exercise prices	Outstanding options	Weighted average exercise price $	Weighted average remaining contractual life (years)	Options exercisable	Weighted average exercise price $
$5.50	604,167	5.50	4.1	-	-
$11.40 - $12.59	155,000	12.47	4.8	-	-
	759,167	6.92	4.2	-	-

JED Oil Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In United States Dollars)

December 31, 2004

The 759,167 stock options outstanding at December 31, 2004 vest over a three-year period and expire at various dates in 2009. The Company has a total of 950,000 stock options reserved for issuance under the Stock Option Plan.

1.

INCOME TAXES

The Company provides deferred income taxes for differences between the tax reporting bases and the financial reporting bases of assets and liabilities. The Company follows the accounting procedures established by SFAS No. 109, “Accounting for Income Taxes.” The Company did not pay any Federal or Provincial income taxes in the period ended December 31, 2004.

The provision for income taxes recorded in the financial statements differs from the amount, which would be obtained by applying the statutory income tax rate to the loss before tax as follows:

	2004	2003
	$	$
Loss for the period	(8,546,930)	(359,604)
Statutory Canadian corporate tax rate	38.87%	40.62%
Anticipated tax recovery	(3,322,192)	(146,071)
Resource allowance	(112,804)	-
Non-deductible crown royalties	74,480	-
Stock-based compensation	92,515	-
Lower effective future tax rate	-	21,576
Anticipated tax recovery	(3,268,001)	(124,495)
Deferred tax asset valuation allowance	3,268,001	124,495
Income tax benefit	-	-

The components of the Company’s deferred income tax assets and liabilities are as follows:

	2004	2003
	$	$
Deferred tax assets (liabilities)
Non-capital loss carry-forwards	958,860	20,250
Income tax pools	681,309	-
Unrealized foreign exchange loss	-	125,821
Share issue costs	-	9,630
Other	2,172	-
Total future tax assets	1,642,341	155,701,
Valuation allowance	(1,642,341)	(155,701)
Net future tax assets	-	-

JED Oil Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In United States Dollars)

December 31, 2004

The Company provides a valuation allowance for the amount of deferred tax assets except where it is more likely than not that the asset will be realized.

The Company has non-capital losses for income tax purposes of approximately $2,852,000 which are available for application against future taxable income and which expire in the year 2011.  The potential benefits resulting from these non-capital losses have not been recorded in the financial statements.

The Company currently has no foreign operations.  All income tax information is related to the Company’s Canadian operations.

10.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2004, the Company entered into the following transactions with JMG, a private corporation in which the Company owns all of the common shares representing approximately 11% of the voting shares:

(i)

JED charged JMG for certain general and administrative services and oil and gas equipment in    the amount of $325,811 of which $315,811 is included in due from related party at December 31, 2004 (December 31, 203 – nil).  These services were provided at standard industry rates for similar services.

(ii) in consideration for the assignment of JED’s interests in certain oil and gas properties, JMG reimbursed the Company for drilling and other costs related to those properties in the amount of $1,422,655. As of December 31, 2004, a total of $1,483,699 has been expensed on those properties. The amount receivable as reimbursement for these additional costs, in the amount of $61,044, is included in due from related party as at December 31, 2004. The services were provided by third party, arms length entities and the Company was only acting as project manager for the oil and gas properties.

At December 31, 2004, due from related party includes $5,931 due from a company that is controlled by an officer and director of the Company.

JED Oil Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In United States Dollars)

December 31, 2004

1.

ASSET RETIREMENT OBLIGATIONS

The Company follows SFAS No 143. “Accounting for Asset Retirement Obligations”, which requires that an asset retirement obligation (ARO) associated with the retirement of a tangible long-lived asset be recognized as a liability in the period in which it is incurred and becomes determinable, with a corresponding increase in the carrying amount of the associated asset.  The cost of the tangible asset, including the initially recognized ARO, is depleted such that the cost of the ARO is recognized over the useful life of the asset.  The ARO is recorded at fair value, and accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value.  The fair value of the ARO is measured using expected future cash outflows discounted at the Company’s credit-adjusted risk-free interest rate.  The Company’s asset retirement obligations primarily relate to the plugging and abandonment of wells and facilities on petroleum and natural gas properties.

As at December 31, 2004, the estimated present value of the Company’s asset retirement obligation was $255,164 based on an estimated fair value of $530,871, determined using a credit adjusted risk free interest rate of 8.0%, and inflation rate of 2%.  These obligations will be settled at the end of the useful lives of the underlying assets, which currently extend up to 15 years into the future.

The following table describes the changes to the Company’s asset retirement obligations liability:

$
Asset retirement obligation at December 31, 2003	-
Liabilities incurred	246,682
Liabilities settled	-
Accretion expense	8,482
Asset retirement obligation at December 31, 2004	255,164

(A)

FINANCIAL INSTRUMENTS

(b)

Fair value of financial assets and liabilities

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, due from related parties, loan receivable and accounts payable. Unless otherwise noted, as at December 31, 2004 and 2003 there were no significant differences between the carrying amounts of these financial instruments and their estimated fair value.

JED Oil Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In United States Dollars)

December 31, 2004

(c)

Concentration of credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents, accounts receivable and loan receivable.  At December 31, 2004, the Company had all of its cash and cash equivalents with one banking institution.  The Company mitigates the concentration risk associated with cash deposits by only depositing material amounts of funds with major banking institutions.  Concentrations of credit risk with respect to accounts receivable are the result of joint venture operations with industry partners and are subject to normal industry credit risks.  The Company routinely assesses the credit of joint venture partners to minimize the risk of non-payment.

The Company has loaned Enterra Energy Corp. $1,992,032 and conducts a significant amount operations jointly with Enterra.  The Company believes that Enterra is a strong business entity and there is no concentration of credit risk and the risk of non-payment is minimal.

(c)

Interest rate risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates.  At December 31, 2004 and 2003, the Company had no outstanding indebtedness.

(d)

Foreign currency risk

Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect the Company’s operating and financial results. The Company is exposed to foreign currency risk as the Company holds cash and cash equivalents on hand that are denominated in United States currency.

No forward foreign currency exchange contracts were in place at December 31, 2004.

13.

LOSS PER SHARE

For the year ended December 31, 2004, the weighted average number of common shares outstanding was 7,066,292. All of the Company’s outstanding stock options and warrants currently have an anitdilutive effect on per common share amounts.  These stock options and warrants could be dilutive in future periods.

14.

SUPPLEMENTAL DISCLOSURE ABOUT OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

The following oil and gas information is provided in accordance with United States Financial Accounting Standards Board Statement No. 69 “Disclosure About Oil and Gas Producing Activities”.

JED Oil Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In United States Dollars)

December 31, 2004

(a)

Capitalized Costs

The aggregate amounts of costs capitalized for oil and gas producing activities, and related aggregate amounts of accumulated depreciation, depletion and amortization at December 31, 2004 and 2003 as follows:

	2004	2003
Property and Equipment
Proved properties	10,172,328	-
Other	180,811	-
Total capitalized costs	10,353,139	-

Less: accumulated depreciation, depletion and amortization	(4,948,745)	-
Net Capitalized costs	5,404,394	-

The following costs were incurred in oil and gas-producing activities during the year ended December 31, 2004 and for the period from inception on September 3, 2003 to December 31, 2003.

	2004	2003
Property acquisition costs:
Property acquisition	3,909	-
Development costs	10,349,230	-
Total costs incurred	10,353,139	-

(b)

Reserve Quantity Information

Estimated net quantities of proved oil and gas (including condensate) reserves at December 31, 2004 and 2003, and changes in the reserves during the year ended December 31, 2004 and from the period from inception on September 3, 2003 to December 31, 2003, are shown in the following tables.  Reserve volumes are shown on both net and gross of royalty basis:

JED Oil Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In United States Dollars)

December 31, 2004

	2004 Net	2003 Net	2004 Gross	2003 Net
Proved developed and undeveloped reserves – Oil (mboe)
At beginning of period	-	-	-	-
Changes in reserves:
Extension, discoveries and other additions	480.7	-	569.8	-
Production	(34.3)	-	(42.6)	-
At December 31	446.4	-	527.2	-

Proved developed reserves - Oil
At beginning of period	-	-	-	-
At December 31	400.5	-	467.3	-

	2004 Net	2003 Net	2004 Gross	2003 Net
Proved developed and undeveloped reserves – Gas (mboe)
At beginning of period	-	-	-	-
Changes in reserves:
Extension, discoveries and other additions	58.0	-	78.8	-
Production	(2.8)	-	(3.5)	-
At December 31	55.2	-	75.3	-

Proved developed reserves - Gas
At beginning of period	-	-	-	-
At December 31	43.0	-	58.7	-

All the Company’s reserves are located in Canada.

JED Oil Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In United States Dollars)

December 31, 2004

(c)

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein

The following tabulation has been prepared in accordance with the FASB’s rules for disclosure of a standardized measure of discounted future net cash flows relating to proved oil and gas reserve quantities owned by the Company, and is presented for the year ended December 31, 2004 and for the period from inception on September 3, 2003 to December 31, 2003.

	2004	2003
Future cash inflows	14,818,725	-
Less:
Future development costs	922,560	-
Future production, royalty and abandonment cost	7,770,833	-
Future Cash Flow	6,125,332	-
Less: Annual discount (10% a year)	1,051,710	-
Standardized measure of discounted future net cash flows	5,073,622	-

In the foregoing determination of future cash inflows, sales prices for gas and oil were based on contractual arrangements or market prices at year-end. Future costs of developing and producing the proved gas and oil reserves reported at the end of each period shown were based on costs determined at each such period end, assuming the continuation of existing economic conditions. Future income taxes were computed by applying the appropriate year-end or future statutory tax rate to future pretax net cash flows, less the tax basis of the properties involved, and giving effect to tax deductions, permanent differences and tax credits.

It is not intended that the FASB’s standardized measure of discounted future net cash flows represent the fair market value of the Company’s proved reserves. The Company cautions that the disclosures shown are based on estimates of proved reserve quantities and future production schedules that are inherently imprecise and subject to revision, and the 10 percent discount rate is arbitrary. In addition, costs and prices as of the measurement date are used in the determinations, and no value may be assigned to probable or possible reserves.

JED Oil Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In United States Dollars)

December 31, 2004

The following tabulation is a summary of changes between the total standardized measure of discounted future net cash flows at the beginning and end of each period.

	2004	2003
Standardized measure of discounted future net cash flows at beginning of period	-	-
Changes in period resulting from:
Sales and transfer of oil and gas produced during the year, net of production cost	(980,257)	-
Extensions, discoveries and other additions, net of future production and development cost	6,053,879	-
Standard measure of discounted future net cash flows at December 31	5,073,622	-