Form 20-F/A
period 2005-12-31
JED OIL INC.
filed 2006-09-26
CIK 1258021

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM 20-F
(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934.
Or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
For the fiscal year ended December 31, 2005.
Or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
For the transition period from                      to                      .
Or

☐	Shell Company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Date of event requiring this shell company report
Commission file number 001-32000
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
     Yes ☐       No ☑

Explanatory Note
This Amendment No. 1 to Form 20-F is being filed in order to comply with generally accepted accounting principles and our filing obligations under the Securities Exchange Act of 1934, as amended. We amended the 20-F to (1) amend the income statement to report general and administrative in accordance with GAAP, (2) reconcile the non-GAAP measure “funds from operations” to net income and expand the reason for the inclusion of the non-GAAP mearsure, (3) remove references to “funds from operations per share”, (4) added the name of our auditors to the audit report, (5) amended the financial statements to correct the references to the loan receivable from Enterra Energy Trust, (6) expanded the disclosure in Note 4 to the financial statements, (7) added Standardized Measure of Oil and Gas Reserves to the “Reserves Summary”, and (8) expanded Note 13 to the financial statements to include the value of the consideration agreed to be exchanges as part of the transaction with JMG Exploration, Inc.
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
Consolidated statements of operations data:
(In thousands, except per share data)

			120-Day Period Ended
	Year Ended December 31,		December 31,
	2005	2004	2003

Petroleum and natural gas, before royalties	$9,659	$1,519	—
Net earnings (loss)	$1,143	$(8,547)	$(360)
Basic earnings (loss) per share	$0.08	$(0.81)	—
Diluted earnings (loss) per share	$0.07	$(0.81)	—
The following table presents a summary of our consolidated balance sheet as at December 31, 2005, 2004 and 2003.

Consolidated balance sheet data:

	As at December 31,
(In Thousands)	2005	2004	2003

Cash and cash equivalents	$4,451	$18,657	$16,089
Accounts receivable and prepaid expenses	$9,466	$801	$4,840
Due from related parties	$13,468	$4,172	—
Property and equipment	$48,334	$5,404	—
Total assets	$75,719	$29,034	$20,929
Total debt	$48,115	$5,581	$64
Total stockholders’ equity	$27,605	$23,452	$20,865
Common shares outstanding	14,630,256	9,500	—
Preferred shares outstanding	—	—	11,400
Dividends paid on preferred shares	—	—	—
Dividends paid on common shares	—	—	—

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
Reserves Summary
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
Reserve Quantity Information
Estimated quantities of proved oil (including natural gas liquids) and natural gas reserves at December 31, 2005, 2004 and 2003 and changes in the reserves during those years, are shown in the following two tables:

	2005	2004	2003

Proved developed and undeveloped reserves – Oil (mboe)
At January 1	446.4	—	—
Extensions, discoveries and other additions	732.7	480.7	—
Production	(138.6)	(34.3)	—

At December 31	1,040.5	446.4	—

Proved developed reserves – Oil (mboe)
At January 1	400.4	—	—
At December 31	767.8	400.4	—

	2005	2004	2003

Proved developed and undeveloped reserves – Gas (mmcf)
At January 1	331.2	—	—
Extensions, discoveries and other additions	14,082.0	348.0	—
Production	(315.0)	(16.8)	—

At December 31	14,098.2	331.2	—

Proved developed reserves – Gas (mmcf)
At January 1	258	—	—
At December 31	6,109.8	258	—

Proved developed reserves are defined as reserves that can be expected to be recovered through existing wells with existing facilities and operating methods.
Proved undeveloped reserves are defined as reserves that can be expected to be recovered through the drilling of additional wells and building of additional facilities.
Total proved reserves increased to 3,390 mboe from 502 mboe at the end of 2004. Total proved reserves represent 65% (2004-76%) of total reserves. All of JED’s proved reserves are located in Canada.
Standardized Measure of Oil and Gas Reserves
Future net cash flows were calculated by applying year end prices to JED’s estimated future production of proved reserves and deducting estimates of future development and production expenses and income taxes. Future development and production expenses have been estimated based on the assumed continuation of cost levels and economic conditions existing at each year end. Similarly, future income taxes have been estimated based on statutory tax rates enacted at year end. The present values of the estimated future cash flows were determined by applying a 10 percent discount rate prescribed the Financial Accounting Standards Board.
The standardized measure of discounted future net cash flows employs uniform assumptions that do not necessarily reflect management’s best estimate of future events and anticipated outcomes. Acutual future net cash flows may differ significantly from those estimated due to, but not limited to, the following:
•	Production rates will differ from those estimated both in terms of timing and amount. For example, future production may include significant additional volumes from unproved reserves;

•	Future year rather than current year costs and prices will apply;

•	Economic, regulatory and operating conditions will change; and

•	Estimated income taxes will differ in terms of amounts and timing dependent on the above factors, changes in enacted rates and the impact of future expenditures on unproved properties.
Standardized Measure of Oil and Gas Reserves
(in thousands)

	2005	2004	2003
	$	$	$

Net cash flows
Future cash inflow	222,921.6	14,547.6	—
Future development costs	(45,508.1)	(922.6)
Future royalty, production expenses, and ARO	(70,166.7)	(7,967.6)	—
Future income taxes	(22,008.1)	—	—

Future net cash flows[1]	85,238.7	5,657.4	—
10% discount factor	(28,174.9)	(770.7)	—

Standardized measure	57,063.8	4,886.7	—

1 Future net cash flows were computed using year end prices and costs, and year end statutory tax rates that relate to existing proved developed and undeveloped oil and gas reserves

Changes in the Estimated Discounted Future Net Cash Flows
(in thousands)

	2005	2004	2003
	$	$	$

Changes in net cash flows
Balance at beginning of year	4,886.7	—	—

Changes resulting from:
Changes in estimated future development costs	(44,585.5)	(922.6)	—
Sales of oil and gas produced during the year	(6,590.1)	(980.3)
Net change due to extensions, discoveries, and improved recovery	152,765.0	7,560.3	—
Accretion of discount	(27,404.2)	(770.7)	—
Net changes in income taxes	(22,008.1)	—	—

Net increase for the year	52,177.1	4,886.7

Balance at end of year	57,063.8	4,886.7	—

Land Holdings
At December 31, 2005, 2004 and 2003, JED had the following land holdings, all of which are in Canada:

	2005		2004		2003
	gross	net	gross	net

Developed acres	23,352	16,622	2,177	1,504	—
Undeveloped acres	4,160	3,570	—	—	—

Total acres	27,512	20,192	2,177	1,504	—

Production
The following table summarizes JED’s working interest production, net before royalties, during the periods indicated:

	Years ended December 31,
	2005	2004	2003

Oil and NGL’s (mbbl)	167.2	42.6	—
Gas (mmcf)	379.6	20.7	—
Total (mboe)	230.3	46.0	—
Average production in boed	631.0	168.0	—

The average production for 2004 was for the period from the commencement of field operations on April 1, 2004 to December 31, 2004.
Definitions:

“boed”	means barrels of oil equivalent produced per day.

“mboe”	means thousands of barrels of oil equivalent, meaning one barrel of oil or one barrel of natural gas liquids or six mcf of natural gas.

“mbbl”	means thousands of barrels, with respect to production of crude oil or natural gas liquids.

“mmcf”	means millions of cubic feet, with respect to production of natural gas.

“NGL’s”	means natural gas liquids, being those hydrocarbon components recovered from raw natural gas as liquids by processing through extraction plants or recovered from field separators, scrubbers or other gathering facilities. These liquids include the hydrocarbon components ethane, propane, butanes and pentanes plus, or a combination thereof.
Average Sales Prices

	Year Ended December 31,
	2005	2004	2003

Oil, per barrel	$40.11	$33.28	$—
Natural Gas, per mcf	$7.78	$5.09	$—

Average Production Costs

	Year Ended December 31,
	2005	2004	2003

Per BOE	$6.14	$5.27	$—

Drilling
JED’s drilling history is as follows:

	2005		2004		2003
Development wells drilled	Gross (Net)		Gross (Net)		Gross (Net)

Oil	31	(12.6)	22	(10.4)	— (—)
Natural Gas	43	(31.0)	2	(1.0)	— (—)
Injection and water disposal	0	(0)	0	(0.0)	— (—)
Abandoned	6	(3.2)	3	(1.0)	— (—)

Total	80	(46.8)	27	(12.4)	— (—)

JED commenced commercial operations in April 2004. There were no wells were drilled in 2003.

Notes:
(1)	“Gross” wells mean the number of whole wells.

(2)	“Net” wells means JED’s working interest in the gross wells.
Oil and Gas Wells
The following table summarizes JED’s interest in producing and non-producing oil and gas wells as at December 31, 2005:

	Oil Wells		Gas Wells		Non Producing		Grand Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Canada	53	23.0	45	32.0	0	0	98	55.0

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
This MD&A contains the terms funds from operations. Funds from operations, as used by the Company, is before changes in operating assets and liabilities. Funds from operations, as presented, is not defined by generally accepted accounting principals (GAAP) and therefore is referred to as a non-GAAP measure. This non-GAAP measures may not be comparable to the calculation of similar measures for other entities.
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

SELECTED ANNUAL INFORMATION
(in thousands, except per share data)

	2005	2004	2003

Revenue, before royalties	$9,659	$1,519	—
Funds from operations (3)	$5,224	($1,276)	($49)
Net income (loss)	$1,143	($8,547)	($360)
Net income (loss) per share — basic (1)(2)	$0.08	($0.81)	—
Net income (loss) per share — diluted (1)(2)	$0.07	($0.81)	—
Capital expenditures	$43,708	$10,353	—
Working capital (deficiency)	($3,616)	$18,303	$20,865
Total assets	$75,719	$29,034	$20,929
Total long-term liabilities	$21,401	$255	—
Production (BOE/d)	631	126	—

(1)	Per share information and weighted average shares outstanding have been adjusted to reflect the 3-for-2 stock split that occurred on October 12, 2005. 2004 comparative numbers have been adjusted to reflect the stock split as if it occurred from the date of incorporation.

(2)	At December 31, 2003, the Company only had Series A Preferred Shares issued and outstanding and no common shares outstanding. Accordingly the preferred shares were excluded from the loss per share calculation resulting in a no loss per share for basic and diluted shares.

(3)	Funds from operation is a non-GAAP measure and may not be comparable to the calculation of a similar measure for other entities.
OPERATIONS SUMMARY
(in thousands, except percentages and per share data)

		2005			2004

	$	$/BOE	%	$	$/BOE	%

Petroleum and natural gas revenue	$9,659	$41.93	94.1	$1,519	$33.01	75.8
Interest	$605	$2.62	5.9	$484	$10.52	24.2

Total revenue	$10,264	$44.55	100.0	$2,003	$43.53	100.0
Royalties, net of ARTC	$1,654	$7.18	16.2	$296	$6.43	14.8
Production costs	$1,415	$6.14	13.8	$243	$5.27	12.1

Field netback (1)	$7,195	$31.23	70.0	$1,464	$31.83	73.1
General and administrative – cash portion	$1,125	$4.88	11.0	$2,740	$59.54	136.8
Interest on convertible note	$846	$3.67	8.2	—	—	—

Funds from operations (1)	$5,224	$22.68	50.8	($1,276)	($27.71)	(63.7)
General and administrative – non-cash portion	$1,078	$4.68	10.5	$224	$4.86	11.2
Depletion, depreciation and accretion	$3,503	$15.21	34.1	$4,958	$107.73	247.5
Foreign exchange (gain) loss	($500)	($2.17)	(4.9)	$1,089	$23.66	54.4
Loss on equity investment	—	—	—	$1,000	$21.73	49.9

Net income (loss)	$1,143	$4.96	11.1	($8,547)	($185.69)	(426.7)

(1)	Both field netback and funds from operations are non-GAAP measures and may not be comparable to the calculation of similar measures for other entities. Field netback is defined as total revenues less field related costs including royalties, net of ARTC, and production costs. Funds from operations is defined as cash provided by operations before change in working capital items. Funds from operations is an alternate financial measure to cash provided by operations and net income used to evaluate an entity’s operational performance. This measure gives an idea of the entity’s cash performance and gives an indication of funds available for financing and investing activities. This measure is also internally monitored as one of JED’s debt covenant is based on funds from operations.

PRODUCTION AND REVENUE
(in thousands except for percentages, volumes and per unit amounts)

	2005	2004	Change

Production
Crude oil and natural gas liquids (bbl/d)	458	117	291%
Natural gas (mcf/d)	1,040	57	1,725%

Oil equivalent (BOE/d)	631	126	401%

Production Revenue
Crude oil and natural gas liquids	$6,705	$1,413	375%
Natural gas (mcf/d)	$2,954	$106	2,686%

Production revenue	$9,659	$1,519	536%

Average Prices
Crude oil and natural gas liquids ($/bbl)	$40.11	$33.28	21%
Natural gas ($/mcf)	$7.78	$5.09	53%

Oil equivalent ($/BOE)	$41.92	$33.07	27%

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
ROYALTIES
(in thousands except BOE amounts)

	2005		2004
	$	$/BOE	$	$/BOE

Crown royalties	$1,046	$4.54	$232	$5.05
Other royalties	$949	$4.12	$64	$1.38

Gross royalties	$1,995	$8.66	$296	$6.43
Alberta Royalty Tax Credit (ARTC)	($341)	($1.48)	—	—

Net royalties	$1,654	$7.18	$296	$6.43

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
GENERAL AND ADMINISTRATIVE EXPENSES
(in thousands except for percentages and BOE amounts)

	2005	$/BOE	2004	$/BOE

General and administrative expenses – cash portion	$1,125	$4.88	$2,740	$59.54
General and administrative expenses – non-cash portion	$1,078	$4.68	$224	$4.91

General and administrative expenses	$2,203	$9.56	$2,964	$64.45

General and administrative expenses decreased 25.7% from $3.0 million in 2004 to $2.2 million in 2005. The main reason for the decline is due to a lower bonus expense in 2005 compared with the bonus expense recorded in 2004. On a boe basis, general and administrative expenses declined 85.2% from $64.45/boe to $9.56/boe. In 2004, general and administrative expenses per boe were high as the Company only commenced operations in mid 2004 and hired staff in anticipation for future growth.
General and administrative expenses – non-cash portion consists of stock-based compensation. Stock-based compensation for 2005 increased 381% to $1.1 million from $0.2 million in 2004. The increase is due to the increase in the fair value per share of the stock options issued based on the increase in the volatility of the Company’s stock throughout 2005. During 2004, when the majority of the stock options were issued, the Company was private and the volatility was set at a nominal level of 1%. The Company’s volatility is currently at 50%. Also contributing to the increase in the stock-based compensation is the immediate expensing of stock options issued to two directors of the Company. Stock options issued to members of the Board of Directors vest immediately and therefore, the fair value of director options are expensed in the period they are issued.
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
DEPLETION, DEPRECIATION AND ACCRETION
Depletion is determined on the unit-of-production method based on estimated gross proved reserves at constant prices and costs as determined by independent engineers. Costs of unproven properties, seismic and undeveloped land, net of impairments, are excluded from the depletion calculation and future capital costs associated with proved undeveloped reserves are included. The cost of unproved properties excluded from the depletion calculation at December 31, 2005 was $1.7 million ($0.1 million in 2004). The majority of the unproven properties excluded are located in North Dakota, an area the Company considers to be in the preproduction stage. All other development costs were incurred in Canada.
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
NET INCOME (LOSS)
(in thousands except for per share amounts)

	2005	2004

Net income (loss)	$1,143	($8,547)
Net income (loss) — per basic share (1)	$0.08	($0.81)
Net income (loss) — per diluted share (1)	$0.07	($0.81)
Weighted average shares outstanding — basic (1)	14,470	10,599
Weighted average shares outstanding — diluted (1)	15,274	11,157

(1)	Per share information and weighted average shares outstanding have been adjusted to reflect the 3-for-2 stock split that occurred on October 12, 2005. 2004 comparative numbers have been adjusted to reflect the stock split as if it occurred from the date of incorporation.
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

FUNDS FROM OPERATIONS
(in thousands except for percentages and per share amounts)
It is management’s view that funds from operations is a useful measure of performance and a good benchmark when comparing results from year to year or quarter to quarter. Funds from operations is a non-GAAP measure and is reconciled with GAAP cash provided by (used in) operations and net income (loss) in the table below:

	2005	2004

Cash provided by (used in) operations	$9,681	($13)
Reverse changes in operating assets and liabilities:
Increase in accounts receivable	$4,064	$2,529
Increase (decrease) in prepaid expenses	$313	($144)
Increase in due from Enterra Energy Trust	$4,409	—
Increase in due from JMG Exploration, Inc.	$25	$376
Increase (decrease) in due from related party	($6)	$6
Increase in accounts payable and accrued liabilities	($13,262)	($4,030)

Funds from operations (1)	$5,224	($1,276)

(1)	Funds from operation is a non-GAAP measure and may not be comparable to the calculation of a similar measure for other entities.

	2005	2004

Net income (loss)	$1,143	($8,547)
Add back (subtract) non-cash items:
Depletion, depreciation and accretion	$3,503	$4,958
Foreign exchange (gain) loss	($500)	$1,089
Stock-based compensation	$1,078	$224
Loss on equity investment	—	$1,000

Funds from operations (2)	$5,224	($1,276)
Weighted average shares outstanding — basic (1)	14,470	10,599
Weighted average shares outstanding — diluted (1)	15,274	11,157

(1)	Per share information and weighted average shares outstanding have been adjusted to reflect the 3-for-2 stock split that occurred on October 12, 2005. 2004 comparative numbers have been adjusted to reflect the stock split as if it occurred from the date of incorporation.

(2)	Funds from operation is a non-GAAP measure and may not be comparable to the calculation of a similar measure for other entities.
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
SUMMARY OF QUARTERLY RESULTS
(in thousands except for percentages and per share amounts)
2005 Quarter Ended

	March 31	June 30	September 30	December 31

Revenue before royalties	$1,740	$1,994	$3,294	$2,631
Funds from operations (1)	$822	$1,707	$1,475	$1,220
Net income	$134	$865	$446	($302)
Net income per share — basic	$0.01	$0.06	$0.03	($0.02)
Net income per share — diluted	$0.01	$0.05	$0.03	($0.02)
Capital expenditures	$7,313	$7,322	$1,382	$27,691
Production (BOE/d)	585	583	759	596

2004 Quarter Ended

	March 31	June 30	September 30	December 31

Revenue before royalties	—	$396	$570	$553
Funds from operations (1)	($80)	$69	$191	($1,456)
Net loss	($71)	($292)	($616)	($7,568)
Net loss per share — basic (2)	—	($0.02)	($0.04)	($0.53)
Net loss per share — diluted (2)	—	($0.02)	($0.04)	($0.53)
Capital expenditures	$546	$3,584	$672	$5,312
Production (BOE/d)	—	134	184	260

(1)	Funds from operation is a non-GAAP measure and may not be comparable to the calculation of a similar measure for other entities.

(2)	During the quarter ended March 31, 2004, the Company only had Series A Preferred Shares outstanding and no common shares outstanding. Accordingly, the preferred shares were excluded from the loss per share calculation resulting in no per share numbers for the quarter then ended. As a result of not having per share calculations for part of the year, the addition of all four quarters of 2004 will not reconcile to the yearly per share numbers.
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

	Annual Compensation				Long-Term Compensation
					Awards		Payout
					Securities	Shares
					under	subject to
Name &				Other Annual	Options	Resale		All Other
Principal		Salary		Compensation	Granted	Restrictions	LTIP	Compensation
Position	Year	($)	Bonus($)	($)	(#)	($)	Payouts($)	($)

Reginald J. Greenslade Former President and Chief Executive Officer	2005	—	—	—	—	—	—	—
	2004	200,000	194,625	—	50,000	—	—	10,450
	2003	—	—	—	—	—	—	—

Thomas J. Jacobsen Chief Executive Officer	2005	190,000	45,836	—	—	—	—	13,300
	2004	190,000	184,894	—	50,000	—	—	9,975
	2003	—	—	—	—	—	—	—

Alan F. Williams President	2005	173,333	41,816	—	—	—	—	11,912
	2004	25,173	100,000	—	50,000	—	—	—
	2003	—	—	—	—	—	—	—

Bruce A. Stewart Vice-President, Finance and CFO	2005	143,333	34,578	—	—	—	—	9,100
	2004	125,833	122,452	—	45,000	—	—	6,708
	2003	28,750	—	—	—	—	—	—

Tom Dirks Vice-President, Exploration	2004	130,000	126,506	—	45,000	—	—	6,825
	2003	—	—	—	—	—	—	—

Donald Ashton Vice-President, Operations	2004	124,167	120,830	—	45,000	—	—	6,592
	2003	—	—	—	—	—	—	—

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

		Percentage of
	Number of Shares	Shares
	Beneficially Owned	Outstanding
Reginald J. Greenslade (1)	302,268	2.02%
Thomas J. Jacobsen (2)	407,716	2.73%
Alan F. Williams (3)	2,549	0.02%
David C. Ho	Nil	0.00%

		Percentage of
	Number of Shares	Shares
	Beneficially Owned	Outstanding
Ludwig Gierstorfer	27,000	0.18%
Justin W. Yorke (4)	8,100	0.05%
Horst H. Engel	1,000	0.00%

All directors and executive officers as a group (eight persons)	748,633	5.00%

(1)	Mr. Greenslade’s beneficial ownership includes 150,000 shares held in the name of his wife and 2,268 shares held by Olympia Trust Company (“OTC”) as trustee of our Stock Savings Plan.

(2)	Mr. Jacobsen’s beneficial ownership is attributable to 407,716 shares held in Wells Gray Resorts and Resources Ltd., a private company controlled by him and 4,216 shares held by OTC as trustee of our Stock Savings Plan.

(3)	Mr. Williams’ beneficial ownership is attributable to 2,549 shares held by OTC as trustee of our Stock Savings Plan.

(4)	Mr. Yorke’s beneficial ownership is attributable to 8,100 shares held by the San Gabriel Fund, which he controls.
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
Section 110 of the Amex company guide permits Amex to consider the laws, customs and practices of foreign issuers in relaxing certain Amex listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is included on our website at www.jedoil.com.
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
A Holder will only be subject to taxation in Canada under the ITA on capital gains realized by the Holder on a disposition or deemed disposition of the Common Shares if the such shares constitute “taxable Canadian property” within the meaning of the ITA at the time of the disposition or deemed disposition and the Holder is not afforded relief under the Canada-U.S. Tax Convention. In general, the Common Shares will not be “taxable Canadian property” to a Holder if, at the time of their disposition, they are listed on a stock exchange that is prescribed in the Regulations (which includes American Stock Exchange), unless:
•	at any time within the 60-month period immediately preceding the disposition or deemed disposition, the Holder, persons not dealing at arm’s length with the Holder, or the Holder together with such non-arm’s length persons, owned 25% or more of the issued shares of any class or series of the Company’s capital stock;

•	the Holder was formerly resident in Canada and, upon ceasing to be a Canadian resident, elected under the ITA to have the Common Shares deemed to be “taxable Canadian property; or

•	the Holder’s Common Shares were acquired in a tax deferred exchange in consideration for property that was itself “taxable Canadian property.”
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
Item 16C. Principal Accountant Fees and Services
Ernst & Young LLP has served as our principal accountants for the fiscal years ended December 31, 2005 and 2004. The fees billed or expected to be billed by Ernst & Young LLP and its affiliates for their professional services for each of the last two fiscal years were as follows:

	2005	2004
Services Rendered	(in Canadian Dollars)
Audit Fees (1)	$136,623	$81,395
Audit-Related Fees (2)	$—	$35,123
Tax Fees (3)	$1,665	$7,881
All Other Fees (4)	$34,552	$2,788

Total	$172,840	$127,187

(1)	Audit Fees were fees billed for the audit of our annual consolidated financial statements and statutory and regulatory filings.

(2)	Audit-Related Fees were fees billed for the review of our interim financial statements.

(3)	Tax Fees were fees billed for the preparation and review of our tax returns and for investment tax advice.

(4)	All Other Fees were fees billed for review of our registration statement and for electronic database usage.

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
Item 18. Financial Statements
The Consolidated Financial Statements of JED Oil Inc. are attached as follows:

Page
Reports of Ernst & Young LLP, Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets as of December 31, 2005, 2004 and 2003	F-2
Consolidated Statements of Operations for the years ended December 31, 2005 and 2004 and for the 120-day period from inception on September 3, 2003 to December 31, 2003	F-3
Consolidated Statements of Cash Flows for the years ended December 31, 2005 and 2004 and for the 120-day period from inception on September 3, 2003 December 31, 2003	F-4
Statement of Consolidated Stockholders’ Equity	F-5
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2005 and 2004 and for the 120-day period from inception on September 3, 2003 December 31, 2003	F-6
Notes to Consolidated Financial Statements	F-7
Item 19. Exhibits

Number	Exhibit
1.1	Articles of Incorporation of the Registrant (1)

1.2	By-laws of the Registrant (1)

1.3	Articles of Amendment of the Registrant

4.1	Stock Option Plan (1)

4.2	Annual Bonus Plan (2)

4.3	Form of Officer and Director Indemnity Agreement (1)

4.4	Note Purchase Agreement, dated May 31, 2006, by and among JED Oil Inc. and each of the persons listed on the Schedule of Purchasers attached thereto (5)

Number	Exhibit
4.5	Form of 10% Senior Subordinated Convertible Note, to be issued by JED Oil Inc. and each of the persons listed on the Schedule of Purchasers attached to the Note Purchase Agreement in the principal amount set out by such person’s name on such schedule (5)

4.6	Form of Registration Rights Agreement, dated May 31, 2006, by and among JED Oil Inc. and each of the persons listed on the Schedule of Purchasers attached to the Note Purchase Agreement (5)

4.7	Form of Securities Purchase Agreement, dated May June 9, 2006, by and among JED Oil Inc. and each of the persons listed on the Schedule of Purchasers attached thereto (6)

4.8	Form of Registration Rights Agreement, dated June 9, 2006, by and among JED Oil Inc. and each of the person listed on the Schedule of Purchasers attached to the Securities Purchase Agreement (6)

8.1	List of Subsidiaries

12.1	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act

12.2	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certifications of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act

13.2	Certifications of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act

15.1	Consent from Ernst & Young LLP

15.2	Consent from McDaniel & Associates Consultants Ltd.*

15.3	2nd Amended and Restated Agreement of Business Principles with Enterra Energy Trust, JED Oil Inc. and JMG Exploration, Inc. (3)

15.4	Senior Subordinated Convertible Note issued by the Company in August 2005. (4)

(1)	Incorporated by reference from JED’s Registration Statement on Form S-1 (File No. 333-111435) filed December 22, 2003.

(2)	Incorporated by reference from JED’s Amended Registration Statement on Form S-1/A (File No. 333-111435) filed February 13, 2004.

(3)	Incorporated by reference from JED’s Annual Report on Form 20-F (File No. 333-111435) filed July 15, 2005.

(4)	Incorporated by reference from JED’s Registration Statement on Form F-3 (File No. 333-128711) filed September 30, 2005.

(5)	Incorporated by reference from JED’s Current Report on Form 6-K furnished June 6, 2006.

(6)	Incorporated by reference from JED’s Current Report on Form 6-K furnished June 21, 2006.

*	Previously Filed

Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JED OIL INC.
By:	/s/ Thomas J. Jacobsen
	Name:	Thomas J. Jacobsen
	Title:	Chief Executive Officer

	Date:	September 26, 2006

By:	/s/ David C. Ho
	Name:	David C. Ho
	Title:	Chief Financial Officer

	Date:	September 26, 2006

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

Calgary, Canada	/s/ “Ernst & Young LLP”
March 13, 2006	Chartered Accountants

JED Oil Inc. and Subsidiary
CONSOLIDATED BALANCE SHEETS
(In United States Dollars)

At December 31	2005	2004	2003
	$	$	$

ASSETS
Current
Cash and cash equivalents [note 2]	4,451,419	18,657,007	16,088,631
Accounts receivable [note 12]	4,837,054	773,433	40,805
Prepaid expenses	341,133	27,463	171,744
Loan receivable	—	—	4,627,844
Due from Enterra Energy Trust [note 11]	6,205,676	1,796,632	—
Due from JMG Exploration, Inc. [note 11]	401,142	376,855	—
Due from related party [note 11]	—	5,931	—
Loan receivable from Enterra Energy Trust [note 11]	6,861,054	1,992,032	—

	23,097,478	23,629,353	20,929,024

Drilling advance [note 3]	4,288,165	—	—

Property and equipment [note 4]
Oil and gas, on the basis of full cost accounting:
Proved properties	54,737,562	10,172,328	—
Unproved properties under development, not being depleted	1,629,017	—	—
Other	348,613	180,811	—

	56,715,192	10,353,139	—
Less: accumulated depletion and depreciation	(8,381,422)	(4,948,745)	—

	48,333,770	5,404,394	—

	75,719,413	29,033,747	20,929,024

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	16,799,364	1,792,835	64,176
Interest payable on convertible note	338,889	—	—
Accrued capital liabilities	8,125,334	1,231,385	—
Accrued other liabilities	1,450,081	2,301,908	—

	26,713,668	5,326,128	64,176

Convertible note payable [note 5]	20,000,000	—	—
Asset retirement obligations [note 6]	1,401,235	255,164	—

	48,114,903	5,581,292	64,176

Commitments and contingencies [note 7]
Stockholders’ equity
Share capital [note 8]

Common stock – no par value; unlimited authorized; 14,630,256 shares issued and outstanding at December 31, 2005 and 14,250,000 shares outstanding at December 31, 2004	32,087,197	29,710,573	—
Preferred Shares – Series A convertible preferred stock - $2.75 stated value; unlimited authorized in series; 12,000,000 shares authorized; nil shares issued and outstanding at December 31, 2004 and 11,400,000 outstanding at December 31, 2003	—	—	20,876,469
Additional paid-in capital	1,080,586	223,842	—
Share purchase warrants	37,506	60,410	—
Accumulated deficit	(7,763,390)	(8,906,534)	(359,604)
Accumulated other comprehensive income	2,162,611	2,364,164	347,983

	27,604,510	23,452,455	20,864,848

	75,719,413	29,033,747	20,929,024

The accompanying notes to the consolidated financial statements are an integral part of this statement.
On behalf of the Board

Reg J. Greenslade	James F. Dinning
Chairman	Director

JED Oil Inc. and Subsidiary
CONSOLIDATED STATEMENTS OF OPERATIONS
(In United States Dollars)

			For the 120 day
			period from
			inception on
	For the year	For the year	September 3,
	ended	ended	2003 to
	December 31,	December 31,	December 31,
	2005	2004	2003
	$	$	$

Revenue [note 11]
Petroleum and natural gas	9,658,790	1,519,089	—
Royalties, net of Alberta Royalty Tax Credit	(1,653,880)	(295,816)	—

	8,004,910	1,223,273	—
Interest	604,592	484,137	49,485

	8,609,502	1,707,410	49,485

Expenses [note 11]
Production	1,414,849	243,016	—
General and administrative [note 9]	2,202,632	2,964,072	99,336
Foreign exchange (gain) loss	(499,769)	1,088,921	309,753
Depletion, depreciation and accretion [note 4]	3,502,762	4,958,331	—
Loss on equity investment [note 11]	—	1,000,000	—
Interest on convertible note payable	845,884	—	—

	7,466,358	10,254,340	409,089

Net income (loss) [note 10]	1,143,144	(8,546,930)	(359,604)

Net income (loss) for the period per common share [note 8]
- basic	0.08	(0.81)	—
- diluted	0.07	(0.81)	—

The accompanying notes to the consolidated financial statements are an integral part of this statement.

JED Oil Inc. and Subsidiary
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In United States Dollars)

			For the 120 day
			period from
	For the year	For the year	inception on
	ended	ended	September 3, 2003
	December 31,	December 31,	to December 31,
	2005	2004	2003
	$	$	$

OPERATIONS
Net loss for the period	1,143,144	(8,546,930)	(359,604)
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Foreign exchange (gain) loss	(499,769)	1,088,921	309,753
Stock-based compensation	1,077,642	223,842	—
Depletion, depreciation and accretion	3,502,762	4,958,331	—
Loss on equity investment	—	1,000,000	—
Changes in operating assets and liabilities:
Increase in accounts receivable	(4,063,621)	(732,628)	(40,805)
(Increase) decrease in prepaid expenses	(313,670)	144,281	(171,744)
Increase in due from Enterra Energy Trust	(4,409,044)	(1,796,632)	—
Increase in due from JMG Exploration, Inc.	(24,287)	(376,855)	—
Decrease (increase) in due from related party	5,931	(5,931)	—
Increase in accounts payable and accrued liabilities	13,262,206	4,030,567	64,176

Cash provided by (used in) operations	9,681,294	(13,034)	(198,224)

FINANCING
Proceeds from issuance of convertible note	20,000,000	—	—
Issue of preferred shares, net of related costs	—	—	20,876,469
Issue of common shares, net of related costs	1,941,155	8,834,104	—
Issue of share purchase warrants	—	60,410	—

Cash provided by financing activities	21,941,155	8,894,514	20,876,469

INVESTING
Repayment (advance) of loan by (to) third party	—	4,527,277	(4,582,951)
(Increase) in loan to Enterra Energy Trust	(8,576,797)	(1,992,032)	—
Decrease in loan to Enterra Energy Trust	3,707,775	—	—
Increase in long-term investment	—	(1,000,000)	—
Purchase of property and equipment	(35,582,239)	(8,882,531)	—
Funds received from joint venture partner [note 11]	—	12,636,587	—
Funds advanced to joint venture partner [note 11]	—	(12,832,125)	—
Funds advanced to third party	(4,288,165)	—	—

Cash used in investing activities	(44,739,426)	(7,542,824)	(4,582,951)

Effect of foreign exchange on cash and cash equivalents	(1,088,611)	1,229,720	(6,663)

Net (decrease) increase in cash and cash equivalents	(14,205,588)	2,568,376	16,088,631

Cash and cash equivalents, beginning of period	18,657,007	16,088,631	—

Cash and cash equivalents, end of period	4,451,419	18,657,007	16,088,631

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

JED Oil Inc. and Subsidiary
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)
(In United States Dollars)

			For the 120
			period from
	For the year	For the year	inception on
	ended	ended	September 3, 2003
	December 31,	December 31,	to December 31,
	2005	2004	2003
	$	$	$

Net income (loss) for the period	1,143,144	(8,546,930)	(359,604)

Other comprehensive income
Foreign exchange translation adjustment	(201,553)	2,016,181	347,983

Comprehensive income (loss) for the period	941,591	(6,530,749)	(11,621)

Comprehensive income (loss) for the period per share [note 8]
- basic	0.07	(0.62)	—
- diluted	0.06	(0.62)	—

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
At December 31, 2005, the Company included $49,831,000 (2004 — $1,060,000; 2003 — $Nil) in future development costs in its depletable base.
Costs Not Being Amortized
At December 31, 2005, approximately $1,712,600 (2004 — $83,600; 2003 — $Nil) of unproved properties and seismic was excluded from the depletion calculation. In 2004, the Company incurred $83,600 in seismic costs which is excluded from the depletion base. In 2005, the Company incurred $1,629,000 (2004 – $Nil; 2003 – $Nil) in developments costs associated with unproved properties in North Dakota. The Company anticipates that these costs will be included in the depletion base in the fourth quarter of 2006.

JED Oil Inc. and Subsidiary
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In United States Dollars)

	Total	2005	2004	2003
	$	$	$	$

Development costs	1,629,000	1,629,000	—	—
Seismic costs	83,600	—	$83,600	—

Total	1,712,600	1,629,000	$83,600	—

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

JED Oil Inc. and Subsidiary
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In United States Dollars)
c)	Net income per common share
A reconciliation of the components of basic and diluted net income per common share is presented in the table below:

	2005
	Income	Shares	Per Share

Basic
Income attributable to common stock	$1,143,144	14,470,086	$0.08
Effect of dilutive securities
Stock options and warrants	—	803,696	—

Diluted
Income attributable to common stock, including assumed conversion	$1,143,144	15,273,782	$0.07

	2004
	Loss	Shares	Per Share

Basic
Loss attributable to common stock	$8,546,930	10,599,437	($0.81)

For the year ended December 31, 2004, the Company’s outstanding stock options and warrants have an anti-dilutive effect on per common share amounts.
d) Additional paid in capital

	2005	2004
	$	$

Balance, beginning of year	223,842	—
Stock-based compensation on issued stock options	1,269,307	223,842
Stock-based compensation of stock options exercised	(412,563)	—

Balance, end of year	1,080,586	223,842

JED Oil Inc. and Subsidiary
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In United States Dollars)
e)	Share purchase warrants
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
13. SUBSEQUENT EVENTS
JED and JMG on February 27, 2006 announced they have signed a letter of intent to pursue a possible acquisition of JMG by JED. The proposal would offer two-thirds of a share of common stock of JED for each share of common stock of JMG. This exchange ratio is based on the “market to market” recent trading prices of JED and JMG stock and the transaction is subject to the receipt of independent third party opinions that the transaction is fair to both the shareholders of JMG and shareholders of JED. As of March 13, 2006, JMG had (i) 5,038,578 common shares outstanding with a closing price of $8.40 per share on such date as reported on NYSE Arca Exchange and (ii) 1,854,235 publicly traded warrants outstanding with a closing price of $4.00. Outstanding options and warrants will be assumed at the same exchange ratio of two JED shares for three JMG shares. Completion of the transaction is also subject to receipt of all required regulatory and stock exchange approvals in both the United States and Canada, and to the approval of the shareholders of both JMG and JED. It is anticipated that all of the outstanding common shares, warrants and options of JMG will be converted at the above-mentioned exchange rate. The consideration for this transaction is estimated to be $63.7 million. The JMG Board of Directors has extended the JMG warrants that were to expire in August and December of 2006 to January 15, 2007.
On March 9, 2006, the Company entered into a C$20,000,000 (US$17,200,000) Revolving Loan Facility with a Canadian commercial lending institution. The facility bears interest at Canadian prime lending rate plus 0.25% and is repayable on demand. Security of the facility is provided by a floating first charge over all of the Company’s assets in Canada.