Form 20-F/A
period 2005-12-31
JED OIL INC.
filed 2006-11-06
CIK 1258021

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
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

		Percentage of
	Number of Shares	Shares
	Beneficially Owned	Outstanding
Reginald J. Greenslade (1)	152,268	1.02%
Thomas J. Jacobsen (2)	407,716	2.73%
Alan F. Williams (3)	2,549	0.02%
David C. Ho	Nil	0.00%

		Percentage of
	Number of Shares	Shares
	Beneficially Owned	Outstanding
Ludwig Gierstorfer	27,000	0.18%
Justin W. Yorke (4)	8,100	0.05%
Horst H. Engel	1,000	0.00%

All directors and executive officers as a group (eight persons)	598,663	4.00%

(1)	Mr. Greenslade’s beneficial ownership includes 2,268 shares held by Olympia Trust Company (“OTC”) as trustee of our Stock Savings Plan.

(2)	Mr. Jacobsen’s beneficial ownership is attributable to 407,716 shares held in Wells Gray Resorts and Resources Ltd., a private company controlled by him and 4,216 shares held by OTC as trustee of our Stock Savings Plan.

(3)	Mr. Williams’ beneficial ownership is attributable to 2,549 shares held by OTC as trustee of our Stock Savings Plan.

(4)	Mr. Yorke’s beneficial ownership is attributable to 8,100 shares held by the San Gabriel Fund, which he controls.
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
Item 18. Financial Statements
The Consolidated Financial Statements of JED Oil Inc. are attached as follows:

Page
Reports of Ernst & Young LLP, Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets as of December 31, 2005, 2004 and 2003	F-2
Consolidated Statements of Operations for the years ended December 31, 2005 and 2004 and for the 120-day period from inception on September 3, 2003 to December 31, 2003	F-3
Consolidated Statements of Cash Flows for the years ended December 31, 2005 and 2004 and for the 120-day period from inception on September 3, 2003 December 31, 2003	F-4
Statement of Consolidated Stockholders’ Equity	F-5
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2005 and 2004 and for the 120-day period from inception on September 3, 2003 December 31, 2003	F-6
Notes to Consolidated Financial Statements	F-7
Item 19. Exhibits

Number	Exhibit
1.1	Articles of Incorporation of the Registrant (1)

1.2	By-laws of the Registrant (1)

1.3	Articles of Amendment of the Registrant*

1.4	Articles of Amendment of the Registrant (7)

4.1	Stock Option Plan (1)

4.2	Annual Bonus Plan (2)

4.3	Form of Officer and Director Indemnity Agreement (1)

4.4	Note Purchase Agreement, dated May 31, 2006, by and among JED Oil Inc. and each of the persons listed on the Schedule of Purchasers attached thereto (5)

Number	Exhibit
4.5	Form of 10% Senior Subordinated Convertible Note, to be issued by JED Oil Inc. and each of the persons listed on the Schedule of Purchasers attached to the Note Purchase Agreement in the principal amount set out by such person’s name on such schedule (5)

4.6	Form of Registration Rights Agreement, dated May 31, 2006, by and among JED Oil Inc. and each of the persons listed on the Schedule of Purchasers attached to the Note Purchase Agreement (5)

4.7	Form of Securities Purchase Agreement, dated May June 9, 2006, by and among JED Oil Inc. and each of the persons listed on the Schedule of Purchasers attached thereto (6)

4.8	Form of Registration Rights Agreement, dated June 9, 2006, by and among JED Oil Inc. and each of the person listed on the Schedule of Purchasers attached to the Securities Purchase Agreement (6)

8.1	List of Subsidiaries*

12.1	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act

12.2	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certifications of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act

13.2	Certifications of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act

15.1	Consent from Ernst & Young LLP

15.2	Consent from McDaniel & Associates Consultants Ltd.*

15.3	2nd Amended and Restated Agreement of Business Principles with Enterra Energy Trust, JED Oil Inc. and JMG Exploration, Inc. (3)

15.4	Senior Subordinated Convertible Note issued by the Company in August 2005. (4)

(1)	Incorporated by reference from JED’s Registration Statement on Form S-1 (File No. 333-111435) filed December 22, 2003.

(2)	Incorporated by reference from JED’s Amended Registration Statement on Form S-1/A (File No. 333-111435) filed February 13, 2004.

(3)	Incorporated by reference from JED’s Annual Report on Form 20-F (File No. 333-111435) filed July 15, 2005.

(4)	Incorporated by reference from JED’s Registration Statement on Form F-3 (File No. 333-128711) filed September 30, 2005.

(5)	Incorporated by reference from JED’s Current Report on Form 6-K furnished June 6, 2006.

(6)	Incorporated by reference from JED’s Current Report on Form 6-K furnished June 21, 2006.

(7)	Incorporated by reference from JED’s Amended Registration Statement on Form F-3 (File No. 333-128711) filed on November 6, 2006.

*	Previously Filed

Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 to the annual report on its behalf.

JED OIL INC.
By:	/s/ Thomas J. Jacobsen
	Name:	Thomas J. Jacobsen
	Title:	Chief Executive Officer

	Date:	November 6, 2006

By:	/s/ David C. Ho
	Name:	David C. Ho
	Title:	Chief Financial Officer

	Date:	November 6, 2006

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

JED Oil Inc. and Subsidiary
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In United States Dollars)

			For the 120 day
			period from
	For the year	For the year	inception on
	ended	ended	September 3, 2003
	December 31,	December 31,	to December 31,
	2005	2004	2003
	$	$	$

OPERATIONS
Net loss for the period	1,143,144	(8,546,930)	(359,604)
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Foreign exchange (gain) loss	(499,769)	1,088,921	309,753
Stock-based compensation	1,077,642	223,842	—
Depletion, depreciation and accretion	3,502,762	4,958,331	—
Loss on equity investment	—	1,000,000	—
Changes in operating assets and liabilities:
Increase in accounts receivable	(4,063,621)	(732,628)	(40,805)
(Increase) decrease in prepaid expenses	(313,670)	144,281	(171,744)
Increase in due from Enterra Energy Trust	(4,409,044)	(1,796,632)	—
Increase in due from JMG Exploration, Inc.	(24,287)	(376,855)	—
Decrease (increase) in due from related party	5,931	(5,931)	—
Increase in accounts payable and accrued liabilities	13,262,206	4,030,567	64,176

Cash provided by (used in) operations	9,681,294	(13,034)	(198,224)

FINANCING
Proceeds from issuance of convertible note	20,000,000	—	—
Issue of preferred shares, net of related costs	—	—	20,876,469
Issue of common shares, net of related costs	1,941,155	8,834,104	—
Issue of share purchase warrants	—	60,410	—

Cash provided by financing activities	21,941,155	8,894,514	20,876,469

INVESTING
Repayment (advance) of loan by (to) third party	—	4,527,277	(4,582,951)
(Increase) in loan to Enterra Energy Trust	(8,576,797)	(1,992,032)	—
Decrease in loan to Enterra Energy Trust	3,707,775	—	—
Increase in long-term investment	—	(1,000,000)	—
Additions to property and equipment	(35,582,239)	(8,882,531)	—
Funds received from joint venture partner [note 11]	—	12,636,587	—
Funds advanced to joint venture partner [note 11]	—	(12,832,125)	—
Funds advanced to third party	(4,288,165)	—	—

Cash used in investing activities	(44,739,426)	(7,542,824)	(4,582,951)

Effect of foreign exchange on cash and cash equivalents	(1,088,611)	1,229,720	(6,663)

Net (decrease) increase in cash and cash equivalents	(14,205,588)	2,568,376	16,088,631

Cash and cash equivalents, beginning of period	18,657,007	16,088,631	—

Cash and cash equivalents, end of period	4,451,419	18,657,007	16,088,631

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
In performing its quarterly ceiling test, the Company limits, on a country-by-country basis, the estimated future development costs and the capitalized costs of proved oil and gas properties, net of accumulated depletion, depreciation and amortization (“DD&A”) and deferred income taxes, to the estimated future net cash flows from proved oil and gas reserves based on period-end prices, discounted at 10 percent, net of related tax effects, plus the lower of cost or fair value of unproved properties included in the costs being amortized. If capitalized costs exceed this limit, the excess is charged to additional DD&A expense.

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
At December 31, 2005, the Company included $42,737,000 (2004 — $880,000; 2003 — $Nil) in future development costs discounted at 10% in its depletable base.
Costs Not Being Amortized
At December 31, 2005, approximately $1,712,600 (2004 — $83,600; 2003 — $Nil) of unproved properties and seismic was excluded from the depletion calculation. In 2004, the Company incurred $83,600 in seismic costs which is excluded from the depletion base. In 2005, the Company incurred $1,629,000 (2004 – $Nil; 2003 – $Nil) in developments costs associated with unproved properties in North Dakota. The Company anticipates that these costs will be included in the depletion base in the fourth quarter of 2006. At December 31, 2005, the Company had no oil or gas production generated from the United States.

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