Form 20-F
period 2006-12-31
JED OIL INC.
filed 2007-07-02
CIK 1258021

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934.
Or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
For the fiscal year ended December 31, 2006.
Or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of
1934. For the transition period from                      to                      .
Commission file number 001-32000
JED OIL INC.
(Exact Name of Registrant as Specified in Its Charter)
Alberta, Canada
(Jurisdiction of Incorporation or Organization)
1601 – 15th Avenue
Didsbury, Alberta, Canada
T0M 0W0
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
Common Shares, without par value at December 31, 2006: 14,965,826
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Yes ☑     No ☐

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
The financial data as at December 31, 2006, 2005 and 2004 and for the years ended December 31, 2006, 2005 and 2004 have been derived from, and are qualified in their entirety by reference to, our audited consolidated financial statements, which have been prepared in accordance with United States Generally Accepted Accounting Principles (GAAP).
The following table presents a summary of our consolidated statement of operations derived from our audited consolidated financial statements for the years ended December 31, 2006, 2005 and 2004.
Consolidated statements of operations data:
(In thousands, except per share data)

	Year Ended December 31,
	2006	2005	2004

Petroleum and natural gas, before royalties	$25,253	$9,659	$1,519
Net earnings (loss)	$(74,153)	$1,143	$(8,547)
Basic earnings (loss) per share	$(5.21)	$0.08	$(0.81)
Diluted earnings (loss) per share	$(5.21)	$0.08	$(0.81)
The following table presents a summary of our consolidated balance sheet as at December 31, 2006, 2005 and 2004.

Consolidated balance sheet data:

	As at December 31,
(In Thousands)	2006	2005	2004

Cash and cash equivalents	$565	$4,451	$18,657
Accounts receivable and prepaid expenses	$4,050	$5,178	$801
Drilling advance	$3,881	$4,288	—
Deferred financing costs	$1,692	—	—
Due from related parties	$1,426	$13,468	$4,172
Property and equipment	$24,401	$48,334	$5,404
Total assets	$36,016	$75,719	$29,034
Total debt	$50,292	$48,115	$5,581
Total stockholders’ equity (deficiency)	$(42,251)	$27,605	$23,452
Common shares outstanding	14,966	14,630	14,250
Preferred shares outstanding	1,797	—	—
Dividends paid on preferred shares	926	—	—
Dividends paid on common shares	—	—	—
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
Our Business Has a Going Concern Uncertainty
The consolidated financial statements have been prepared on a going concern basis which assumes that JED will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.
The Company has incurred a net loss of $74,152,821 and realized a negative cash flow from operating activities of $4,927,696 for the year ended December 31, 2006. At December 31, 2006, the Company had a working capital deficiency of $3,033,553 and a stockholder’s deficiency of $42,250,864. The Company requires additional funds to maintain operations and discharge liabilities as they become due, as further discussed below. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.
As at December 31, 2006, the Company has recorded significant non-cash write-downs of its oil and gas assets totaling $49,570,895 relating to impairments of Canadian assets and $16,444,640 relating to impairments of U.S. assets. This has contributed to substantial losses and an accumulated deficit of $85,321,927. These write-downs do not have an immediate cash flow effect, however, they do reflect the ability of the underlying assets to produce cash flow in the future based on current year-end pricing for oil and gas. Management anticipates that cash flow generated by operations from these assets over the remaining term of the Convertible Notes Payable and the Convertible Preferred Shares Payable will not meet the amount required to repay these obligations as they become due. Therefore, the Company has recently offered many of the Company’s oil and gas assets for sale with a plan to re-invest the proceeds into new drilling activity in order to create additional value and cash flow. Additionally, management has been actively responding to these issues by cutting costs where possible including reducing staff . A rationalization of the assets has yielded sales which have been used to pay down liabilities incurred to develop the assets.
The Convertible Notes Payable and Convertible Preferred Shares outstanding are due to be repaid February 1, 2008 unless they are converted to common shares. The conversion price for the shares is in excess of the current market share price. Therefore the Company will require the support of the Note holders and Preferred Shareholders to continue as a going concern.
The outcome of these matters is dependant on factors outside of the Company’s control and cannot be predicted at this time.
The consolidated financial statements do not include any adjustments relating to the recoverability or classification of assets or the amounts or classification of liabilities that might be necessary should the Company be unable to continue as a going concern.
Our Limited Number of Staff Constitutes a Material Weakness in our Internal Controls
Due to the limited number of staff at the Company, there is an inherent weakness in the system of internal controls due to our inability to achieve segregation of duties across all significant financial close and reporting processes. Our limited number of staff also results in weaknesses with respect to accounting for complex and non-routine accounting transactions as the Company does not have a sufficient number of finance personnel with technical accounting knowledge to address all complex and non-routine accounting matters that may arise, or may not recognize, or act on information due to their lack of technical accounting knowledge. As a result of these weaknesses there is no guarantee that a material misstatement would not be prevented or detected. These items have been classified as material weaknesses. Management and Board review are utilized to mitigate the risk of material misstatement in financial reporting to ensure internal controls remain effective and we will be able to remediate these weaknesses by expanding the number of individuals in our financial reporting area as we grow the Company.
We received a notice of noncompliance from the American Stock Exchange (“AMEX”), and received an extension from AMEX until October 13, 2008. If we cannot demonstrate progress towards compliance over the extension period or achieve compliance with AMEX rules by October 13, 2008, we may be delisted from AMEX.
In April 2007, JED received notice from AMEX that at December 31, 2006, the Company was not in compliance with Section 1003(a)(i) of the AMEX Company Guide which requires that a listed company must have either $2.0 million in shareholders’ equity or not have sustained losses from continuing operations or net losses in two out of three of its most recent fiscal years. In June 2007, AMEX approved JED’s plan to come back into compliance and granted JED an extension until October 13, 2008 to achieve such compliance. JED will continue its listing during the extension, subject to periodic review. In the event that JED does not make progress towards compliance consist with its approved plan, or is not in compliance at the end of the plan period, the Company may be subject to delisting proceedings by AMEX.
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
Currently, the Company does not have any hedges in place, however we may use financial derivative instruments and other hedging mechanisms to try to limit a portion of the adverse effects resulting from changes in natural gas and oil commodity prices. To the extent we hedge our commodity price exposure, we forego the benefits we would otherwise experience if commodity prices were to increase. In addition, our commodity hedging activities could expose us to losses. Such losses could occur under various circumstances, including where the other party to a hedge does not perform its obligations under the hedge agreement, the hedge is imperfect or our hedging policies and procedures are not followed. Furthermore, we cannot guarantee that such hedging transactions will fully offset the risks of changes in commodities prices.
In addition, we regularly assess the carrying value of our assets in accordance with U.S. generally accepted accounting principles under the full cost method. If oil and natural gas prices become depressed or decline, the carrying value of our assets could be subject to downward revision. This occurred in the third quarter of 2006.
An increase in operating costs or a decline in our production level could have a material adverse effect on our results of operations and financial condition and, therefore, could affect the market price of the Common Shares.
Higher operating costs for our underlying properties will directly decrease the amount of cash flow received by JED. Electricity, chemicals, supplies, reclamation and abandonment and labour costs are a few of the operating costs that are susceptible to material fluctuation. The level of production from our existing properties may decline at rates greater than anticipated due to unforeseen circumstances, many of which are beyond our control. A significant decline in our production could result in materially lower revenues and cash flow. Our production levels will also decline as we sell production in accordance with our business plan and strategy.
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
If we expand our operations beyond oil and natural gas production in western Canada and the western United States we may face new challenges and risks, and if we were unsuccessful in managing these challenges and risks, our results of operations and financial condition could be adversely affected, which could affect the market price of our Common Shares.
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
The continuing production from a property, and to some extent the marketing of that production, is dependent upon the ability of the operators of those properties. At December 31, 2006, approximately 9% of our daily production was from properties operated by third parties. To the extent a third-party operator fails to perform its functions efficiently or becomes insolvent, our revenue may be reduced. Third party operators also make estimates of future capital expenditures more difficult.
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
Variations in interest rates and scheduled principal repayments could result in significant changes to the amount of the cash flow required to be applied to debt. The agreements governing our credit facility provide that if we are in default under the credit facility, exceed certain borrowing thresholds or fail to comply with certain covenants, we must repay the indebtedness at an accelerated rate. The agreements governing our 10% Senior Subordinated Convertible Notes provide that if we are in default or fail to comply with certain covenants, we can be required to immediately redeem the notes at 120% of their value.
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
The amounts available under our existing credit facility may not be sufficient for future operations, or we may not be able to obtain additional financing on economic terms attractive to us, if at all. Our current credit facility consists of a revolving operating demand loan. Repayment of all outstanding amounts may be demanded at any time. If this occurs, we may need to obtain alternate financing. Any failure to obtain suitable replacement financing may have a material adverse effect on our business.
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
We use the “full cost” method of accounting for petroleum and natural gas properties. All costs related to the exploration for and the development of oil and gas reserves are capitalized into two geographic cost centres representing JED’s activity which are undertaken in Canada and the U.S. Costs capitalized include land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties and costs of drilling productive and non-productive wells. Proceeds from the disposal of properties are applied as a reduction of cost without recognition of a gain or loss except where such disposals involve a significant portion of the Company’s proved reserves.
Capitalized costs are depleted and depreciated using the unit-of-production method based on the estimated gross proven oil and natural gas reserves before royalties as determined by independent engineers. Units of natural gas are converted into barrels of oil equivalents on a relative energy content basis. Capitalized costs, net of accumulated depletion and depreciation, are limited to estimated future net revenues from proven reserves, based on year-end prices, discounted at 10%. The amounts recorded for depletion and depreciation and the provision for future abandonment and site restoration costs are based on estimates of proven reserves and future costs. The recoverable value of capital assets is based on a number of factors including the estimated proven reserves and future costs. By their nature, these estimates are subject to measurement uncertainty and the impact on financial statements of future periods could be material.

We perform a cost recovery ceiling test which limits net capitalized costs to the estimated future net revenue from proven oil and gas reserves plus the cost of unproven properties less impairment, using year-end prices or average prices. Under U.S. GAAP, companies using the “full cost” method of accounting for oil and gas producing activities perform a ceiling test using discounted estimated future net revenue from proven oil and gas reserves with a discount factor of 10%. Prices used in the U.S. GAAP ceiling tests performed for this reconciliation were those in effect at the applicable year-end. Financing and administration costs are excluded from the calculation under U.S. GAAP. At December 31, 2006 JED realized a U.S. GAAP ceiling test write-down of $5,044,975. At September 30, 2006 JED realized a U.S. GAAP ceiling test write-down of $60,970,560. There were no such write-downs required at December 31, 2005.
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
Our operations are dependent on our management and staff, and loss of key management and other personnel could impact our business.
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
A component of future growth will depend on the ability to identify, negotiate, and acquire additional companies and assets that complement or expand existing operations. However we may be unable to complete any acquisitions, or any acquisitions we may complete may not enhance our business. Any acquisitions could subject us to a number of risks, including:
•	diversion of management’s attention;

•	inability to retain the management, key personnel and other employees of the acquired business; if needed;

•	inability to establish uniform standards, controls, procedures and policies;

•	exposure to legal claims for activities of the acquired business prior to acquisition; and

•	inability to integrate the acquired company’s assets into our organization effectively.
Item 4. Information on the Company
A. History and development of the Company
JED Oil Inc. is an independent energy corporation that was incorporated under the laws of the Province of Alberta, Canada on September 3, 2003. Our head and principal office is located at 1620 – 15th Avenue, Didsbury, Alberta, T0M 0W0. Our office telephone number is (403) 335-2100. JED owns 100% of JED Oil (USA) Inc., which was incorporated under the laws of the state of Wyoming on May 5, 2004.
Olympia Trust Company, Calgary, Alberta is our registered transfer agent. The principal and head office of Olympia Trust Company is located at 2300, 125 9th Avenue S.E., Calgary, Alberta T2G 0P6.
3 Year History
The concept for the organization of JED was created by the management of Enterra Energy Trust (the “Trust”) and its administrator, Enterra Energy Corp. (“Enterra”). The business purpose was the creation of a company that would operate and develop Enterra’s assets and possibly be a source of additional assets for the Trust. JED was appointed the operator of Enterra’s assets and the employees of Enterra except the Chief Executive Officer and the Chief Financial Officer became employees of JED.
In 2004, JMG Exploration, Inc. (‘JMG”) was incorporated under the laws of Nevada to be an exploration company. In February 2004, JED, the Trust and JMG formalized their verbal agreements for their synergistic relationships to each other and their joint business plans, by executing the Agreement of Business Principles, dated effective September 1, 2003 as between JED and the Trust, and August 1, 2005 as among JED, Enterra and JMG. Under the Agreement of Business Principles agreement Enterra would acquire assets, farmout the development drilling to JED and exploration drilling to JMG, and have the opportunity to acquire JED’s production when JED decided to sell. JED, Enterra and JMG shared office space and staff under a Joint Services Agreement.
During 2005 there was recognition that the initial relationship between JED and the Trust had served its purpose in the start-up phase of both, and that it was now time for the relationship to evolve into more separation between the parties and more of a standard arms-length relationship. Enterra acquired a new management team in June, 2005 and began to employ its own staff. Effective January 1, 2006, the Technical Services Agreement was terminated and replaced by Joint Services

Agreements between JED and Enterra, JED and JMG and Enterra and JMG. A number of JED’s employees that had worked primarily with the production from existing wells became employees of Enterra. In addition JED and Enterra no longer shared office space, and during 2006 completed the process of separating all remaining shared software systems and other resources. The Agreement of Business Principles and the Joint Services Agreements between JED and Enterra and JMG and Enterra were terminated effective September 28, 2006.
During 2006 JED continued to supply staff, other than the CEO and CFO, and administrative services to JMG under their Joint Services Agreement. The growth and evolution of the business in 2005 also led to a conclusion that both companies would be strengthened by combining, and JED and JMG announced plans for a merger. Due to the volatility of the market prices of both companies stock in the fall of 2006, JMG terminated the merger proposal, and is in the process of further separating its corporate operations from JED’s.
Significant Acquisitions
Effective September 1, 2006, JED did a property swap with Enterra, in which it disposed of all of its non-core Canadian assets to Enterra and accepted payment for outstanding amounts owing to JED by Enterra in exchange for equally valued assets of Enterra in the Ferrier area of Alberta. Following completion of this swap, JED held Canadian assets in the West Ferrier, North Ferrier, East Ferrier and Sousa areas of Alberta.
In June 2007, JED announced an offer to acquire Caribou Resources Corp., an arms length third party. Under the terms of the Offer, JED offered to pay the major secured creditor of Caribou and any other creditors with security in priority to the major secured creditor in cash; to provide a pool of $345,500 cash and 5,000,000 JED common shares for the balance of Caribou’s creditors under a Plan of Arrangement the (“CCAA Plan”) under the Companies’ Creditors Arrangement Act (Canada), and to acquire all of the issued and outstanding common shares of Caribou in exchange for JED common shares on the basis of one JED common shares for each ten Caribou common shares, pursuant to an Arrangement Agreement (the “ABCA Arrangement”) under the Business Corporations Act (Alberta). JED has acquired the position of the major secured creditor, including the liability owing by Caribou and a secured interest in all of Caribou’s assets, as the first step in the acquisition of Caribou. The CCAA Plan is subject to approval of the creditors of Caribou and the Alberta Court of Queen’s Bench (the “Court”). The ABCA Arrangement is subject to approval of Caribou’s shareholders and the Court. Under the rules of the American Stock Exchange, the issuance of the 9 million common shares of JED must also be approved by JED’s common shareholders.
Significant Dispositions
In November 2006, JED sold its assets in the East Ferrier area of Alberta, consisting of approximately 480 boed of production for approximately $25.8 million to an arms length third party. The assets were acquired from Enterra in the property swap described in the “Significant Acquisitions” section above.
In June 2007, JED sold its assets in the North Ferrier area of Alberta for approximately $33.9 million to an arms length third party. Proceeds from the sale paid JED’s outstanding draw on its revolving credit facility and financed the acquisition of the major secured debt and security against the assets of Caribou Resources Corp. described in the “Significant Acquisitions” section above.
Capital Expenditures
Since the inception of the Company in September 2003, we have invested $64.2 million in capital expenditures to drill wells and construct pipelines and facilities to transport and process our production volumes. A breakdown of the capital expended during this period is as follows:

Amount Spent From Inception to
Expenditure Type	December 31, 2006

Petroleum and Natural Gas Properties	$64,100,308
Other	$61,146

Total Capital Expenditures	$64,161,454

Capital Commitments
During the three months ending March 31, 2007 JED had capital expenditures of $3.9 million. For the year 2007 we expect to incur $19.3 million in capital expenditures. The capital program will be funded from cash flow, debt and possibly equity financing. We expect to spend the entire capital program in Canada and the Untied States.
B. Business Overview
Business Strategy
JED is engaged in the development and operation of low risk and low cost crude oil and natural gas in Western Canada and through JED Oil (USA) Inc. in the rocky mountain states of the United States, and the sale of developed production from time to time at a profit. Initially the majority of opportunities both to drill and to sell developed production were through the Trust and now have been expanded to include any opportunities that we source. Occasionally JED may purchase specific properties with drilling upside. Our drilling programs will be financed primarily with existing cash flow, sale of existing production at a profit and bank debt.
Revenues
JED’s revenue is principally from the sale of oil and natural gas liquids and natural gas, which sales occur in North America. For the year ended December 31, 2006, approximately 53.3% of the revenue from our properties was derived from natural gas and approximately 46.7% was derived from crude oil and natural gas liquids. (Following the property swap with Enterra, which increased our percentage of natural gas assets, currently JED’s revenues are split approximately 60.9%/39.1% between natural gas, and crude oil and natural gas liquids.) JED has also earned interest revenue from the investment of excess cash in interest-earning investments. The summary of revenues by revenue type for the years ended December 31, 2006, 2005 and 2004 is as follows:

	Year Ended December 31,
	2006	2005	2004

Revenue
Oil and natural gas liquids	$11,785,164	$6,705,384	$1,413,044
Natural gas	$13,468,089	$2,953,406	$106,045
Interest	$112,207	$604,592	$484,137

Total Revenue	$25,365,460	$10,263,382	$2,003,026

Employees
At December 31, 2006, we had approximately 16 employees and consultants working both in our head office and in field locations.
Office Facilities
In early 2007 we bought an office building in Didsbury, Alberta for $497,840 and moved our staff to that location. We are currently subleasing 1,146 square feet of space to two tenants for annual rent of $10,314.
Competition
The petroleum industry is highly competitive. JED competes with numerous other participants in the acquisition of oil and gas leases and properties, and the recruitment of employees. Any company can make acquisitions and bid on provincial leases in Alberta. Competitors include oil companies and income trusts, many of whom have greater financial resources, staff and facilities than those of JED. Our ability to increase reserves in the future will depend not only on our ability to develop existing properties, but also on our ability to select and acquire suitable additional producing properties or prospects for drilling. We also compete with numerous other companies in the marketing of oil. Competitive factors in the distribution and marketing of oil include price and methods and reliability of delivery.
Seasonality
JED’s exploration and development projects are not subject to seasonality.
Volatility of Commodity Prices
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
C. Organizational Structure
JED Oil Inc. is an independent energy corporation that was incorporated under the laws of the Province of Alberta, Canada on September 3, 2003. Our head and principal office is located at 1620 – 15th Avenue, Didsbury, Alberta, T0M 0W0. JED owns 100% of JED Oil (USA) Inc., which was incorporated under the laws of the state of Wyoming on May 5, 2004.
D. Property, Plant and Equipment
JED has assets in west Ferrier in west central Alberta, in Canada and through JED USA, we have assets in the Midale play in North Dakota and in Pinedale, Wyoming. JED has created a significant inventory of prospects in these areas and is in the process of evaluating and acquiring others, such as the acquisition of two sections in the Hines Creek area of Alberta in February 2007.
Alberta, Canada
Ferrier Area
The Ferrier property is located 85 miles southwest of the City of Edmonton, Alberta, and JED’s assets can be divided among the core area of West Ferrier, and East Ferrier and North Ferrier. Prior to the property swap with Enterra in September 2006, JED had the option to earn a 70% working interest per spacing unit by paying 100% of the drilling, completion and tie-in costs under a farm-in from Enterra on 35,877 acres of land. During 2006 JED drilled 16 wells (9.6 net) with 100% success encountering gas in the liquids rich Ellerslie and Rock Creek Formations for a total of 25 (15.9 net) wells in Ferrier. An 8 mmcf/d compression facility was also constructed in 2006 in this area and four sections of land were purchased at an Alberta Crown land sale. In the property swap with Enterra effective September 1, 2006, JED acquired additional assets in Ferrier. Effective November 1, 2006, JED sold its assets in East Ferrier because the assets lacked the parameters for upside that JED is targeting. At December 31, 2006, JED held interests in 20 wells (18.75 net). In June 2007 JED sold its North Ferrier assets consisting of 17 producing wells and two standing wells but retained its interest in West Ferrier, which includes one producing well completed subsequent to the year end.

Sousa Area
JED has a 50% interest in 1 and 100% interest in 17 gas wells in the Sousa area of Alberta, located 35 miles west of High Level. The wells are not operated by JED and no further development was planned in the area. On June 29, 2007, JED sold the Sousa assets with an effective date of May 1, 2007 for approximately $800,000, in addition to the assumption of liabilities.
North Dakota, USA
JED’s North Dakota properties are located in the northwestern corner of the state near the United States/Canadian border in Divide County (162N-164N, 94W-97W). There are two targets in the area: the Upper Mississippian Midale carbonates averaging 5’ in thickness and the Lower Mississippian Bakken sandstone averaging 10’ in thickness.
Midale Play
JED started drilling the Midale play in early 2006 as a follow up to an offsetting exploratory Midale horizontal well drilled by JMG in late 2005. During 2006 JED drilled 4 (1.8 net) Midale horizontal wells. This area has year round drilling access.
Bakken Play
JED USA had a 70% interest under farm-in from JMG in 1 Bakken horizontal well at Buck 3-8H offsetting an exploratory discovery well drilled by JMG. The Buck well was put on production in January, 2006. Effective October 1, 2006, JMG sold its Bakken assets and JED USA sold its interest in the Buck well to the same buyer.
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
JED has its reserves evaluated by independent engineers every year. McDaniel independently evaluated the JED’s reserves at December 31, 2006. These recovery and reserve estimates of JED’s interest in the described properties are estimates only; the actual in the properties in which we have an interest may be more or less than those calculated. The extent and character of the material information supplied by JED including, but not limited to, ownership, well data, production, price, revenues, operating costs and contracts were relied upon by McDaniel in preparing the report. In the absence of such information, McDaniel relied upon their opinion of reasonable practice in the industry. The McDaniel report may be examined at the office of JED located at 1620 – 15th Avenue, Didsbury, Alberta, T0M 0W0, during normal business hours.

Reserve Quantity Information
Estimated quantities of proved oil (including natural gas liquids) and natural gas reserves at December 31, 2006, 2005 and 2004 and changes in the reserves during those years, are shown in the following two tables:

	2006	2005	2004

Proved developed and undeveloped reserves – Oil (mboe)
At January 1	1,040.5	446.4	—
Extensions, discoveries and other additions	(536.6)	732.7	480.7
Production (sales)	(186.2)	(138.6)	(34.3)

At December 31	317.4	1,040.5	446.4

Proved developed reserves – Oil (mboe)
At January 1	767.8	400.4	—
At December 31	298.8	767.8	400.4

	2006	2005	2004

Proved developed and undeveloped reserves – Gas (mboe)

At January 1	2,349.7	55.2	—
Extensions, discoveries and other additions	(1,043.4)	2,347.0	58.0
Production (sales)	(301.0)	(52.5)	(2.8)

At December 31	1,005.3	2,349.7	55.2

Proved developed reserves – Gas (mboe)
At January 1	1,018.3	43.0	—
At December 31	946.9	1,018.3	43.0

Reserves are net reserves after royalty deductions plus royalty interest reserves.
Proved developed reserves are defined as reserves that can be expected to be recovered through existing wells with existing facilities and operating methods.
Proved undeveloped reserves are defined as reserves that can be expected to be recovered through the drilling of additional wells and building of additional facilities.
Total proved reserves decreased to 1,322.7 mboe from 3,390.3 mboe at the end of 2006.
Land Holdings
At December 31, 2006, 2005 and 2004, JED had the following land holdings, all of which are in Canada and the United States:

	2006		2005		2004
	gross	net	gross	net	gross	net

Developed acres	18,864	17,803	23,352	16,622	2,177	1,504
Undeveloped acres	23,030	13,018	4,160	3,570	—	—

Total acres	41,894	30,821	27,512	20,192	2,177	1,504

Production
The following table summarizes JED’s working interest production, net before royalties, during the periods indicated:

	Years ended December 31,
	2006	2005	2004

Oil and NGLs (mbbl)	236.2	167.2	42.6
Gas (mmcf)	2,215.8	379.6	20.7
Total (mboe)	605.5	230.3	46.0
Average production in boed	1659.0	631.0	168.0
The average production for 2004 was for the period from the commencement of field operations on April 1, 2004 to December 31, 2004.
Definitions:

“boed”	means barrels of oil equivalent produced per day.

“mboe”	means thousands of barrels of oil equivalent, meaning one barrel of oil or one barrel of natural gas liquids or six mcf of natural gas.

“mbbl”	means thousands of barrels, with respect to production of crude oil or natural gas liquids.

“mmcf”	means millions of cubic feet, with respect to production of natural gas.

“NGLs”	means natural gas liquids, being those hydrocarbon components recovered from raw natural gas as liquids by processing through extraction plants or recovered from field separators, scrubbers or other gathering facilities. These liquids include the hydrocarbon components ethane, propane, butanes and pentanes plus, or a combination thereof.
Average Sales Prices

	Year Ended December 31,
	2006	2005	2004

Oil, per barrel*	$50.87	$40.11	$33.28
Natural Gas, per mcf	$6.01	$7.78	$5.09

*	Not including NGLs
Average Production Costs

	Year Ended December 31,
	2006	2005	2004

Per BOE*	$7.80	$6.14	$5.27

*	Includes NGLs
Drilling
JED’s drilling history is as follows:

	2006		2005		2004
Wells drilled	Gross	(Net)	Gross	(Net)	Gross	(Net)

Oil	4	(1.8)	31	(12.6)	22	(10.4
Natural Gas	15	(9.6)	43	(31.0)	2	(1.0)
Injection and water disposal	1	(0.7)	0	(0.0)	0	(0.0)
Abandoned	2	(1.4)	6	(3.2)	3	(1.0)

Total	22	(13.5)	80	(46.8)	27	(12.4)

JED commenced commercial operations in April 2004.
Notes:
(1)	“Gross” wells mean the number of whole wells.

(2)	“Net” wells means JED’s working interest in the gross wells.
Oil and Gas Wells
The following table summarizes JED’s interest in producing and non-producing oil and gas wells as at December 31, 2006:

	Oil Wells		Gas Wells		Non Producing		Grand Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Alberta, Canada	0	0.0	27	26.5	8	8.0	35	34.5
North Dakota, USA	4	1.8	0	0.0	0	0.0	4	1.8
Wyoming, USA	0	0.0	2	1.1	0	0.0	2	1.1

Totals:	4	1.8	29	27.6	8	8.0	41	37.4

Item 5. Operating and Financial Review and Prospects
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.
The following management’s discussion and analysis should be read in conjunction with the audited consolidated financial statements of JED Oil Inc. (“JED”) for the years ended December 31, 2006 and 2005, together with accompanying notes.
Discussion with regard to JED’s 2006 outlook is based on currently available information. All amounts are stated in United States dollars except where otherwise indicated. The financial data presented below has been prepared in accordance with United States generally accepted accounting principles (GAAP). The reporting currency is the United States dollar and the functional currency is the Canadian dollar.
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
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This annual report includes forward looking statements. All statements other than statements of historical facts contained in this annual report, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described elsewhere in this MD&A.
Other sections of this MD&A may include additional factors, which could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
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
We undertake no obligation to update publicly or revise any forward-looking statements except as required by law. Furthermore, the forward-looking statements contained in this annual report are made as of the date of this report, and we undertake no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise except as required by law. The forward-looking statements in this annual report are expressly qualified by this cautionary statement.
GOING CONCERN UNCERTAINTY
The consolidated financial statements have been prepared on a going concern basis which assumes that JED Oil Inc. (the “Company” or “JED”) will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.
The Company has incurred a net loss of $74,152,821 and realized a negative cash flow from operating activities of $4,927,696 for the year ended December 31, 2006. At December 31, 2006, the Company had a working capital deficiency of $3,033,553 and a stockholder’s deficiency of $42,250,864. The Company requires additional funds to maintain operations and discharge liabilities as they become due, as further discussed below. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.
As at December 31, 2006, the Company has recorded significant non-cash write-downs of its oil and gas assets totaling $49,570,895 relating to impairments of Canadian assets and $16,444,640 relating to impairments of U.S. assets. This has contributed to substantial losses and an accumulated deficit of $85,321,927. These write-downs do not have an immediate cash flow effect, however, they do reflect the ability of the underlying assets to produce cash flow in the future based on current year-end pricing for oil and gas. Management anticipates that cash flow generated by operations from these assets over the remaining term of the Convertible Notes Payable and the Convertible Preferred Shares Payable will not meet the amount required to repay these obligations as they become due. Therefore, the Company has sold many of the Company’s oil and gas assets (note 20) with a plan to re-invest the proceeds into the acquisition of Caribou Resources and new drilling activity in order to create additional value and cash flow. Additionally, management has been actively responding to these issues by cutting costs where possible including reducing staff. A rationalization of the assets has yielded sales which have been used to pay down liabilities incurred to develop the assets.
The Convertible Notes Payable (note 8) and Convertible Preferred Shares (note 11) outstanding are due to be repaid February 1, 2008 unless they are converted to common shares. The conversion            price for the shares is in excess of the current market share price. Therefore the Company will require the support of the Note holders and Preferred Shareholders to continue as a going concern.
In April 2007, JED received notice from AMEX that at December 31, 2006, the Company was not in compliance with Section 1003(a)(i) of the AMEX Company Guide which requires that a listed company must have either $2.0 million in shareholders’ equity or not have sustained losses from continuing operations or net losses in two out of three of its most recent fiscal years. In June 2007, AMEX approved JED’s plan to come back into compliance and granted JED an extension until October 13, 2008 to achieve such compliance. JED will continue its listing during the extension, subject to periodic review. In the event that JED does not make progress towards compliance consist with its approved plan, or is not in compliance at the end of the plan period, the Company may be subject to delisting proceedings by AMEX.
The outcome of these matters is dependant on factors outside of the Company’s control and cannot be predicted at this time.

These consolidated financial statements do not include any adjustments relating to the recoverability or classification of assets or the amounts or classification of liabilities that might be necessary should the Company be unable to continue as a going concern.
RECENT EVENTS
In April 2007, JED received notice from the American Stock Exchange (“AMEX”) that at December 31, 2006, the Company is not in compliance with Section 1003(a)(i) of the AMEX Company Guide which requires that a listed company must have either $2.0 million in shareholders’ equity or not have sustained losses from continuing operations or net losses in two out of three of its most recent fiscal years. In June 2007, AMEX approved JED’s plan to come back into compliance and granted JED an extension until October 13, 2008 to achieve such compliance. JED will continue its listing during the extension, subject to periodic review.
In June 2007, JED announced an offer to acquire Caribou Resources Corp., an arms length third party. Under the terms of the Offer, JED offered to pay the major secured creditor of Caribou and any other creditors with security in priority to the major secured creditor in cash; to provide a pool of $345,500 cash and 5,000,000 JED common shares for the balance of Caribou’s creditors under a Plan of Arrangement the (“CCAA Plan”) under the Companies’ Creditors Arrangement Act (Canada), and to acquire all of the issued and outstanding common shares of Caribou in exchange for JED common shares on the basis of one JED common shares for each ten Caribou common shares, pursuant to an Arrangement Agreement (the “ABCA Arrangement”) under the Business Corporations Act (Alberta). JED has acquired the position of the major secured creditor, including the liability owing by Caribou and a secured interest in all of Caribou’s assets, as the first step in the acquisition of Caribou. The CCAA Plan is subject to approval of the creditors of Caribou and the Alberta Court of Queen’s Bench (the “Court”). The ABCA Arrangement is subject to approval of Caribou’s shareholders and the Court. Under the rules of the American Stock Exchange, the issuance of the 9 million common shares of JED must also be approved by JED’s common shareholders.
In June 2007, JED sold its assets in the North Ferrier area of Alberta for approximately $33.9 million to an arms length third party. Proceeds from the sale paid JED’s outstanding draw on its revolving credit facility and financed the acquisition of the major secured debt and security against the assets of Caribou Resources Corp. described in the previous paragraph. In June 2007, JED also sold its Sousa property for consideration consisting of approximately $0.8 million in cash in addition to assumed liabilities.
SELECTED ANNUAL INFORMATION
(in thousands, except per share data)

	2006	2005	2004

Revenue, before royalties	$25,253	$9,659	$1,519
Cash provided by (used in) operations	$(4,928)	$2,812	$(868)
Net income (loss) applicable to common stockholders	$(77,558)	$1,143	$(8,547)
Net income (loss) per share — basic (1)	$(5.21)	$0.08	$(0.81)
Net income (loss) per share — diluted (1)	$(5.21)	$0.07	$(0.81)
Preferred share dividends – per share	$0.92	—	—
Capital expenditures	$76,984	$43,708	$10,353
Working capital (deficiency)	$(3,034)	$(3,616)	$18,303
Total assets	$36,016	$75,719	$29,034
Total long-term liabilities	$40,989	$21,401	$255
Production (BOE/d)	1,659	631	126

(1)	Per share information and weighted average shares outstanding have been adjusted to reflect the 3-for-2 stock split that occurred on October 12, 2005.

OPERATIONS SUMMARY
(in thousands, except percentages and per share data)

	2006			2005
	$	$/BOE	%	$	$/BOE	%

Petroleum and natural gas revenue	$25,253	$41.71	99.6	$9,659	$41.93	94.1
Interest	$112	$0.18	0.4	$605	$2.62	5.9

Total revenue	$25,365	$41.90	100.0	$10,264	$44.55	100
Royalties, net of ARTC	$4,651	$7.68	18.4	$1,654	$7.18	16.2
Production costs	$4,725	$7.80	18.6	$1,415	$6.14	13.8

Field netback (1)	$15,989	$26.41	63.0	$7,195	$31.23	70.0
General and administrative(2)	$4,028	$6.65	15.9	$1,125	$4.88	11.0
Interest on convertible note and revolving loan	$4,495	$7.42	17.7	$846	$3.67	8.2

Funds from operations (1)	$7,466	$9.62	29.4	$5,224	$22.68	50.8
Stock based compensation	$632	$1.04	2.5	$1,078	$4.68	10.5
Amortization of deferred finance costs	$921	$1.52	3.6	—	—	—
Depletion, depreciation and accretion	$79,011	$130.50	311.5	$3,503	$15.21	34.1
Foreign exchange (gain) loss	$1,055	$1.74	4.2	$(500)	$(2.17)	(4.9)

Net income (loss)	$(74,153)	$(120.96)	(292.3)	$1,143	$4.96	11.1

Preferred share dividends	$1,655	$2.73	6.5	—	—	—

Amortization of preferred share issuance costs	$299	$0.49	1.18	—	—	—

Foreign exchange loss on preferred shares	$1,451	$2.40	5.72	—	—	—

Net income (loss) available to shareholders	$(77,558)	$(126.09)	(305.8)	$1,143	$4.96	11.1

(1)	Both field netback and funds from operations are non-GAAP measures and may not be comparable to the calculation of similar measures for other entities. Field netback is defined as total revenues less field related costs including royalties, net of ARTC, and production costs.

(2)	General and administrative expense is shown net of stock-based compensation
PRODUCTION AND REVENUE
(in thousands except for percentages, volumes and per unit amounts)

	2006	2005	Change

Production
Crude oil and natural gas liquids (bbl/d)	635	458	39%
Natural gas (mcf/d)	6,144	1,040	491%

Oil equivalent (BOE/d)	1,659	631	163%

Production Revenue
Crude oil and natural gas liquids	$11,785	$6,705	76%
Natural gas (mcf/d)	$13,468	$2,954	356%

Production revenue	$25,253	$9,659	161%

Average Prices
Crude oil and natural gas liquids ($/bbl)	$50.87	$40.11	27%
Natural gas ($/mcf)	$6.01	$7.78	(23)%

Oil equivalent ($/BOE)	$41.71	$41.92	0%

The increase in petroleum and natural gas revenue production of 163% includes a 491% increase in natural gas production and was due to significant drilling programs during the year. The Company also entered into an asset swap in the third quarter of the year which resulted in an exchange of properties whereby the Company acquired additional interests in the Ferrier area of Alberta, which is a primarily natural gas producing property, in exchange for properties that were mainly oil producing.
In 2005 the Company’s production was weighted over 2:1 crude oil and natural gas liquids to natural gas in both production and production revenues. The weighting of oil and products to natural gas production has shifted during 2006 to over 60% natural gas average production for the year, while natural gas revenues have only just surpassed crude oil and natural gas liquids revenues by a ratio of 53% natural gas revenues to 47% crude oil and natural gas liquids. The drop in natural gas prices by 23% with the Company’s production weighting switching toward that commodity has hampered revenue growth and cash flow.
In 2006, the Company continued with an aggressive growth strategy. Subsequent to the year end, JED sold most of its assets in Ferrier in west central Alberta, and Sousa in northern Alberta. Through our wholly-owned subsidiary, JED USA, we have assets in the Midale play in North Dakota and in Pinedale, Wyoming. JED is considering a farm-out strategy in the Pinedale area and is in the process of evaluating and acquiring other properties.
During 2006 JED drilled 16 wells (9.6 net) with 100% success encountering gas in the liquids rich Ellerslie and Rock Creek Formations for a total of 25 (15.9 net) wells in Ferrier. A compression facility was also constructed in 2006 in this area and four sections of land were purchased at an Alberta Crown land sale. In the property swap with Enterra effective July 1, 2006, JED acquired additional assets in Ferrier. Prior to the property swap with Enterra, JED had the option to earn a 70% working interest per spacing unit by paying 100% of the drilling, completion and tie-in costs under a farm-in from Enterra on 35,877 acres of land. Effective November 1, 2006, JED sold its assets in East Ferrier, because they lacked the parameters for upside that JED is targeting. At December 31, 2006, JED held interests in 20 wells (18.75 net) in North Ferrier, with an additional 4 to 6 possible drilling locations. Subsequent to year end in June 2007, JED sold its assets in the North Ferrier area of Alberta for approximately $33.9 million to an arms length third party. Proceeds from the sale paid JED’s outstanding draw on its revolving credit facility and financed the acquisition of the major secured debt and security against the assets of Caribou Resources Corp.
The Company also developed a property in north eastern British Columbia in the Desan area. JED drilled 6 wells resulting in 4 producing wells (net 2.8). The assets were sold as part of the swap agreement with Enterra.
JED Oil (USA) Inc. was also active during 2006 in North Dakota and Wyoming through farm-in agreements with JMG Exploration Inc. (“JMG”). JED started drilling the North Dakota Midale zone play in early 2006 as a follow up to an offsetting exploratory Midale horizontal well drilled by JMG in late 2005. During 2006 JED drilled 4 (1.8 net) Midale horizontal wells. The area has year round drilling access. The Wyoming property in the Pinedale area was very disappointing given its location. The property is adjacent to a large productive hydrocarbon pool and wells in the area are expensive to drill. The Company encountered water on its first drilling location which hampered production.
The Company had a 70% interest under farm-in from JMG, Inc. (a related party) in 1 North Dakota Bakken zone horizontal well offsetting an exploratory discovery well drilled by JMG. The well was put on production in January, 2006. Effective October 1, 2006, JMG sold its Bakken assets and JED USA sold its interest in the well to the same buyer.
JED Oil (USA) Inc. also drilled 2 natural gas wells (net 1.1) in the Pinedale area of Wyoming and put them on production during 2006 as part of a farm-in arrangement with JMG.
Production for the fourth quarter of 2006 averaged 1,278 BOE per day compared to 595 BOE per day for the fourth quarter of 2005. The increase of 115% was due to drilling results and the impact of the swap transaction. Results were lowered due to the sale of a portion of the Ferrier assets which was effective October 1, 2006. Petroleum and natural gas revenue for the fourth quarter of 2006 increased 86% to $4.9 million compared with $2.6 million for the same period in 2005. The increase is attributable to the increased production quantities but slightly offset by lower commodity prices for natural gas and the change in the Company’s relative balance of production between oil and natural gas.
The Company currently has no derivative financial or physical delivery contracts in place.
ROYALTIES
(in thousands except BOE amounts)

	2006		2005
	$	$/BOE	$	$/BOE

Crown royalties	$4,132	$6.82	$1,046	$4.54
Other royalties	$960	$1.59	$949	$4.12

Gross royalties	$5,092	$8.41	$1,995	$8.66
Alberta Royalty Tax Credit (ARTC)	$(441)	$(0.73)	$(341)	$(1.48)

Net royalties	$4,651	$7.68	$1,654	$7.18

Gross Royalties, before ARTC, on a barrel of oil equivalent basis, remained almost constant with a decrease of 3% from $8.66 in 2005 to $8.41 per BOE in 2006.
Crown royalties per BOE increased by 50% due to a higher percentage of total production volumes being produced from crown lands in 2006 compared with 2005. The lower natural gas commodity prices attracting a lower royalty per BOE partially offset the impact.
Other royalties, consisting of freehold royalties and gross overriding royalties, remained relatively the same on a total dollar basis but on a BOE basis declined 61% from $4.12 in 2005 to $1.59 in 2006. The reduction in per BOE cost is due to the concentration of production throughout the year in the Ferrier area which is primarily subject to crown royalties.
For the fourth quarter of 2006, net royalties increased from $0.5 million in 2005 to $0.9 million. The increase is attributable to the increased production for the fourth quarter of 2006 compared with the same period in 2005.
PRODUCTION EXPENSES
(in thousands except for percentages and BOE amounts)

	2006	2005	Change

Production expenses	$4,725	$1,415	234%

Production expenses per boe	$7.80	$6.14	27%

Production expenses, which include transportation costs, increased 27% to $7.80 per BOE from $6.14 per BOE in 2005. The increase per BOE is attributed to the overall increase in industry operating costs due to record oil and gas activity levels during 2005 and 2006.
Production expenses for the fourth quarter of 2006 were $0.8 million or $13.82 per BOE compared with $0.6 million and $10.29 per BOE in the fourth quarter of 2005. The increase of $3.53 per BOE, or 34% is partially due to the increase in industry cost, however, an additional cost related to the transition of operations due to the asset swap contributed to the increase.
GENERAL AND ADMINISTRATIVE EXPENSES
(in thousands except for percentages and BOE amounts)

	2006	$/BOE	2005	$/BOE

Gross general and administrative expense	$6,457	$10.67	$3,930	$17.06
2004 bonus recovery from Enterra	$—	$—	$(831)	$(3.61)

General and administrative expenses, net of bonus recovery	$6,457	$10.67	$3,099	$13.45
Overhead recoveries and capitalized general and administrative	$(1,797)	$(2.97)	$(897)	$(3.90)

General and administrative expenses, net of recovered amounts	$4,660	$7.70	$2,202	$9.56

The Technical Services Agreement between Enterra and JED was terminated at the start of 2006 and replaced by a Joint Services Agreement. The Joint Services Agreement was terminated later in 2006. The Companies are no longer considered related parties.
General and administrative expenses (“G&A”), before overhead recoveries and capitalized G&A increased by approximately 108% from $3.1 million in 2005 to $6.5 million in 2006. On a per Boe basis G&A costs decreased by 21% due to production and costs that were being reduced in the last quarter of 2006 and the larger stock compensation benefits incurred in 2005. The Company grew very quickly in 2005 as activity levels in the Company were also growing. The increase in general and administrative expenses in 2006 is due to increased staffing levels and associated personnel and office costs due to the increased drilling activities in 2006 and the increase in salary and benefits to retain quality staff in this very competitive market. The per Boe decrease reflects the fact that the Company was bringing more oil and natural gas production on-stream.
We anticipate much lower general and administrative expenses in 2007 once the costs of restructuring the Company are past us. In the fourth quarter of 2006, the Company started a plan to reduce expenses due to poor drilling results and the subsequent deterioration of the financial position of the Company. During the initial stages of that plan, the Company incurred additional one-time expenses for severance and other expenses relating to implementing the down-sizing of the staff in the fourth quarter of 2006. In order to avoid the high costs related to being located in a metropolitan centre, the Company moved its offices to Didsbury, Alberta, a smaller center in rural Alberta, at the end of March 2007.
STOCK-BASED COMPENSATION
Stock-based compensation decreased from $1.1 million in 2005 to $0.6 million in 2006. The expense reduction was due to adjustments that were necessary to the cost of previously issued options where the estimate of forfeitures had been at a much lower level than the actual forfeitures which accrued. The Company’s restructuring of staff meant that a large number of options were forfeited during the year. Increased volatility in the market price of the Company’s shares increases the fair value per share of the stock options. Therefore the value of the options issued during the year partially offset the impact of the forfeitures.
On December 14, 2006, the Company issued options to employees to encourage retention of staff. The total fair value associated with the option grant was $1.2 million of which only $20 thousand was expensed in the year. Stock-based compensation related to the issue of stock options is amortized over the vesting period of 3 years.
DEFERRED FINANCING COSTS
Costs incurred in the issuance of debt are capitalized and amortized over the life of the debt instrument.
FOREIGN EXCHANGE
The total foreign exchange loss for the year was $2.5 million down from a gain in 2005 of $0.5 million. The current year loss is made up of a $1.0 million foreign exchange loss included in the expense caption on the statement of operations relating to the translation during the period of balance sheet accounts except preferred share balances. The remaining $1.5 million loss relates to the Preferred Shares and is shown as a charge in calculating the net loss applicable to common shareholders. The impact of revaluing redeemable convertible preferred shares is recorded in stockholders’ equity. The United States dollar (“U.S.”) was quite strong against the Canadian dollar (“CAN”) at the start of 2006, weakened by over $0.05 in mid-year, fluctuated in the third quarter and then gained strength to end 2006 close to the years opening rate. The strengthening of the U.S. dollar from mid-year when we issued $50 million of convertible notes and convertible redeemable preferred shares has created the majority of the foreign exchange loss. Due to the fact that the Company’s functional currency is the Canadian dollar, the debt is carried in the Company’s records in Canadian dollars and translated at each reporting period end date.
DEPLETION, DEPRECIATION AND ACCRETION
Depletion is determined on the unit-of-production method based on estimated gross proved reserves at constant prices and costs as determined by independent engineers. Costs of unproven properties, seismic and undeveloped land, net of impairments, are excluded from the depletion calculation and future capital costs associated with proved undeveloped reserves are included. The Company did not have any costs of unproved properties to exclude from the depletion calculation at December 31, 2006 ($1.6 million in 2005). Drilling locations that are considered prospective by the Company are within developed land.
At December 31, 2006, the Company incurred a ceiling test write-down of Canadian oil and natural gas properties in the amount of $5,044,975 (2005 – $Nil) that is included in depletion, depreciation and accretion in the 2006 Consolidated Statement of Operations. The write-down was caused by higher than anticipated production declines in natural gas producing wells which resulted in a revision to the estimate of proved reserves for those wells. At September 30, 2006, the Company incurred a ceiling test write-down Canadian oil and natural gas properties in the amount of $44,525,920 (2005 — $Nil) and $16,444,640 (2005 – Nil) relating to impairment of oil and natural gas properties located in the United States. The September 30, 2006 write-downs were caused by higher than normal costs due to the Company performing the majority of its drilling activity through farm-ins; the reduction of proven reserves from reserve estimates due to uncertainty created by long regulatory approval of down-spacing applications; an exchange of interests in oil and natural gas properties which resulted in the Company swapping mature oil producing interests for interests in a natural gas field resulting in higher weighting of the Company’s assets in natural gas; and low natural gas prices at September 30, 2006 which resulted in a lower value for ceiling test purposes. For the year ended December 31, 2006, the Company recorded ceiling test write-downs totaling $66,015,535 and made up of $49,570,895 relating to impairments of Canadian assets and $16,444,640 relating to impairments of U.S. assets as part of the depletion and depreciation provision.
Depletion, depreciation and accretion, after removing the ceiling test write-down of $66.0 million at December 31, 2006, averaged $20.47 per BOE, an increase of 35% from $15.21 per BOE in 2005. The increase in depletion, depreciation and accretion is due to the high costs associated with the drilling programs during the year relative to reserve increases and production declines.
The Company recognizes an asset retirement obligation “ARO” associated with the retirement of a tangible long-lived assets as a liability in the period in which it is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated asset. The cost of the tangible asset, including the initially recognized ARO is depleted such that the cost of the ARO is recognized over the useful life of the asset. The ARO is recorded at fair value and accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value.
The provision for asset retirement obligations are determined by management in consultation with the Company’s independent engineers and are based on prevailing regulations, costs, technology and industry standards. The estimated present value of the Company’s asset retirement obligation is $1.2 million (2005 — $1.4 million) based on an estimated cost of $1.9 million (2005 – 2.7 million), determined using a credit adjusted risk free interest rate of 8.0% and an inflation rate of 2%. These obligations will be settled at the end of the estimated useful lives underlying the assets, which currently extend from 6 to 14 years into the future. Current expenditures for actual abandonment and site restoration in 2006 were $nil (2005 — $nil).
For the fourth quarter of 2006, depletion, depreciation and accretion expense was $5.1 million compared with $1.2 million in the fourth quarter of 2005. The increase is due to increased production for the period of 114%, high capital costs of new reserves, and reserve revisions at December 31, 2006.
INTEREST EXPENSE
Interest expense for 2006 is substantially higher than in the previous year. The Company arranged a line of credit in March of 2006 and increased convertible notes outstanding from $20 million at the end of 2005 to over $40 million in June 2006. Total interest expense for 2006 was $4.5 million versus $0.8 million in 2005.
Interest incurred in the fourth quarter of 2006 amounted to $1.8 million compared to $0.5 million in the fourth quarter of 2005.
INCOME TAXES
The Company has recorded no current or future income taxes, capital taxes or other taxes for the years 2006 and 2005. The Company incurred non-capital losses in Canada for income tax purposes for years 2003 to 2006 totaling approximately $13,736,000 of which $6,568,000 was used in the current year and $7,394,000 is available for application against future taxable income and will expire in the year 2012.
The Company incurred non-capital losses in the United States for income tax purposes for the years 2005 and 2006 totaling approximately $15,775,000 that are available against future taxable income and will expire in the years 2025 — $1,572,000 and 2026 — $14,203,000.
NET INCOME (LOSS)
(in thousand’s except for per share amounts)

	2006	2005

Net income (loss) applicable to common stockholders	$(77,558)	$1,143
Net income (loss) — per basic share (1)	$(5.21)	$0.08
Net income (loss) — per diluted share (1)	$(5.21)	$0.07
Weighted average shares outstanding — basic (1)	14,873	14,470
Weighted average shares outstanding — diluted (1)	14,873	15,274

(1)	Per share information and weighted average shares outstanding have been adjusted to reflect the 3-for-2 stock split that occurred on October 12, 2005.

Net income decreased by $78.7 million from a $1.1 million net income in 2005 to a loss of $77.6 million in 2006. The large ceiling test write downs were the largest single cause of the loss making up over $66 million of the amount. The Company had geared up its operations in the latter part of 2005 due to increased drilling activity and production. The costs associated with a larger staff, more assets, and higher production levels combined with revenues that were impacted negatively by the change in weighting of the Company’s assets from oil to natural gas and lower than expected natural gas prices.
Net income per share decreased to a loss of $(5.21) per basic share versus net income per share of $0.08 in 2005.
LIQUIDITY AND CAPITAL RESOURCES
As noted previously, the Company has added a going concern uncertainty disclosure to the notes to the financial statements. Presently, the Company has a working capital deficiency, as well as a stockholder’s deficiency as a result of operations. The Company’s bank, through which the Company has a $18 million revolving loan facility, is reviewing the Company’s assets and financial position in order to determine a new lending limit. We anticipate that the new limit will be less than the existing facility limit due to a sale of assets in the fourth quarter and subsequent to year end. Importantly, the Company’s long-term debt and convertible redeemable preferred shares mature at the first of February, 2008. Cash flows from existing assets, as projected, will not meet the amounts necessary to repay these obligations as they become due. The Company has sold some of its assets for approximately $34.7 million. Portions of the proceeds paid JED’s outstanding draw on its revolving credit facility and financed the acquisition of the major secured debt and security against the assets of Caribou Resources Corp.
The Company had capital expenditures of $76,984,000 during 2006 (2005 — $43.7 million) including non-cash amounts of $12,822,000 which were financed through a combination of the proceeds of the $50 million convertible note and convertible redeemable preferred share issue, the proceeds of the sale of a portion of the Company’s assets in the fourth quarter, the proceeds from the exercise of stock options and available lines of credit.
In March 2006, the Company entered into a Cdn$20 million (US$17.2 million) credit facility with a Canadian banking institution. The credit facility was subsequently increased to Cdn$21 million (US$18.1). The credit facility available to the Company is in part determined by the borrowing base of the Company. This borrowing base has an upper limit of Cdn$30 million ($25.7 million) pending the confirmation of certain production levels. The borrowing base may be reduced by several factors including the material decline in commodity prices or revisions in reserves estimates, thereby reducing the credit facility available to the Company. The Company expects a reduction of the line due to the sale of properties in the year and subsequent to year end.
The Company entered into a $20,000,000 Convertible Subordinated Note Agreement with a qualified investor limited partnership in August 2005. The convertible note bore interest at a rate of 10% per annum payable in quarterly payments commencing on November 1, 2005; the note was redeemable on February 1, 2008. The note was convertible at the holder’s option into 1,000,000 common shares of the Company at a value of $20 per share.
In May 2006, the Company offered the holders of the notes an opportunity to convert their debt at a revised conversion price of $17.50 per share. On May 17 and 19, holders of $100,000 and $900,000 of the principal balance converted their holdings for 5,714 and 51,428 common shares respectively.
On May 24, 2006 $5,765,000 of the face value of the August 3, 2005 note was replaced with the Amended and Restated Convertible Note. The Amended and Restated Convertible Note Payable bears interest at a rate of 10% per annum payable in quarterly instalments commencing on June 30, 2006. The note is convertible at the holder’s option into 360,315 common shares at a value of $16 per share. In the event of the Company undergoes a change in control, the holder can redeem the note for cash equivalent to 120% of the remaining note principal. The note matures on February 1, 2008.
In May of 2006, the Company permitted the holders of the August 3, 2005 note a one-time election to convert all or part of the Note to the Series “B” convertible preferred shares. On May 24, 2006, holders of $13,235,000 of the face value of the note converted their holdings to Series B Convertible Preferred Shares. The preferred shares are non-voting and pay dividends at a rate of 10% per annum payable in quarterly payments commencing on September 30, 2006. Payments shall be made on the fifteenth day of the month following the end of each such calendar quarter. The holders have the option of receiving the dividend in cash or in whole common shares valued at the trailing average fifteen day weighted average closing price immediately preceding the last day of such quarter. The preferred shares issued on conversion of notes and in the private placement are convertible at the holder’s option into 827,185 and 970,313 common shares of the Company, respectively, at a value of $16 per share. Upon a situation where the Company has undergone a change of control, the holder can redeem the shares for cash equal to 120% of the remaining principal balance of the preferred shares. The preferred shares are to be redeemed by the Company on February 1, 2008.
On June 1, 2006, the Company entered into a $34,475,000 10% Senior Subordinated Convertible Note Purchase Agreement with multiple investors through a private placement. The convertible note bears interest at a rate of 10% per annum payable in quarterly payments commencing on June 30, 2006. The note is convertible at the holders’ option into 2,154,688 common shares of the Company at a value of $16 per share. Upon a situation where the Company has undergone a change of control, the holder can redeem the note for cash equal to 120% of the remaining note principal. The note matures on February 1, 2008.
At December 31, 2006 the Company had a working capital deficiency of $3.0 million (2005 — $3.6 million) including a revolving bank loan of $1.5 million (2005 — $ nil).
On July 27, 2005, the Company entered into a Loan Agreement and Promissory Note with an arms length party whereby the Company advanced the party Cdn$5,000,000 (US$4,288,165) for the construction of drilling equipment. In return for the note, the Company was to be provided with five dedicated drilling rigs for a period of three years. The advance was to be repaid to the Company through payment from a portion of the drilling rigs daily charges from the date of rig delivery until paid in full. The note was secured by a General Security Agreement over all assets of the third party, bore no interest and had no set repayment schedule.
On May 3, 2007 the loan agreement was cancelled and settled with a cash payment due from the arms length party of Cdn$2,263,650 and the remaining balance owing was written off (Cdn$2,263,650) as at March 31, 2007. As a result of the termination of the agreements, no further obligations exist with respect to the Loan Agreement, Promissory Note, and daywork agreements on drilling rigs.
The Company has undiscounted future development costs of $3.8 million associated with the development of the Company’s proved non-producing and proved undeveloped properties, as estimated by the independent engineers. Should the Company not fulfill its future development obligations, the amount and value of the Company’s proved reserves could be reduced.
RELATED PARTY TRANSACTIONS
Under an Agreement of Business Principles dated September 1, 2003 as amended August 1, 2004, properties acquired by Enterra Energy Trust (“Enterra”) were contract operated and drilled by JMG Exploration, Inc. (“JMG”), if they were exploration properties, and contract operated and drilled by JED if they were development projects. Exploration of the properties was performed by JMG, which paid 100% of the exploration costs to earn a 70% working interest in the properties. When JMG discovered commercially viable reserves on the exploration properties, Enterra had the right to purchase 80% of JMG’s working interest in the properties at a fair value as determined by independent engineers. Should Enterra elect to have JED develop the properties, development would be done by JED, which would pay 100% of the development costs to earn 70% of the interests of both JMG and Enterra. Enterra had a first right to purchase assets developed by JED. The amended Agreement of Business Principles was terminated on September 13, 2006.
Under a Technical Services Agreement dated January 1, 2004, both the Company and Enterra provided operational, technical and administrative services in connection with the management, development and exploitation and operation of the assets of JED, Enterra and JMG. Each Company provided these services on an expense re-imbursement basis based on the monthly capital activity and production levels relative to the combined capital activity and production levels of all three companies. For the year ended December 31, 2005, the Company charged general and administrative expenses and field operating expenses to Enterra of $5,112,744. The total outstanding from Enterra at December 31, 2005 was $6,205,676 (December 31, 2004 — $1,796,632) and was settled as part of the asset swap agreement. Effective January 1, 2006, the Technical Services Agreement with Enterra and JMG was terminated by all parties and replaced with Joint Services Agreements between the Company and Enterra and between the Company and JMG separately. The Joint Services Agreement allowed for the temporary provision of services as mutually agreed upon on a grossed-up cost basis. Effective March 31, 2006, JED and Enterra had separate boards of directors, management, and employees and therefore Enterra was no longer considered a related party.

On January 28, 2004, pursuant to a farm-in/joint venture agreement signed in January 2004 with Enterra Energy Corp., the Company advanced Enterra $12,832,125 (Cdn$17,000,000). The advance was subsequently repaid on June 29, 2004 together with accrued interest of $231,043 at an effective interest rate of 4.39%. Due to the strengthening of the Canadian dollar relative to the United States dollars, when the receipt of funds was translated from the operating currency of Canadian dollars to the reporting currency of United States dollars, a cash inflow of $12,636,587 was recorded on the consolidated statement of cash flows, which resulted in cash used in financing activities of $195,538.
On December 23, 2004, the Company loaned $1,992,032 (Cdn$2,400,000) to Enterra, a joint venture partner whose Chairman of the Board was also Chairman of the Company’s Board. The loan was originally repayable on or before June 29, 2005, however, the term of the loan was extended. The revised terms of the loan called for interest to be calculated at a rate of 10% per annum. During the year ended December 31, 2005, the Company loaned additional funds of $8,576,797 under the same terms of which Enterra repaid $3,707,775. The total outstanding from Enterra, including accrued interest, under the promissory note at December 31, 2005 was $6,861,054 (December 31, 2004 - $1,992,032). During 2006 the entire loan together with accrued interest was repaid in full as part of the asset swap agreement.
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
During the year ended December 31, 2005, the Company entered into the following transactions with JMG:
(i)	JED charged JMG for certain general and administrative services and oil and gas equipment in the amount of $711,134. These services were provided under the terms of the Technical Services Agreement on an expense reimbursement basis.

(ii)	in consideration for the assignment of JED’s interests in certain oil and gas properties, the Company charged JMG for drilling and other costs related to those properties in the amount $85,085 for the year ended December 31, 2005, on a cost recovery basis.
In connection with these transactions the total amount receivable from JMG at December 31, 2005 was $401,142. Subsequent to year-end, this amount was repaid in full.
On January 1, 2006, the Company entered into a Joint Services Agreement with JMG. Under the terms of that agreement the Company provided certain general and administrative services to JMG on a grossed-up cost basis.
During the year ended December 31, 2006, the Company entered into the following transactions with JMG:
(i) JED charged JMG for certain general and administrative services and oil and gas equipment in the amount of $391,494.
(ii) JED charged JMG an operator’s overhead recovery based on capital expenditures made of $119,553.
(iii) JED charged JMG $5,187,286 in capital expenditures and $116,833 in operating costs for wells operated by JED where JMG was a joint venture partner.
(iv) JMG charged JED $5,857,320 in capital expenditures and $64,403 in operating costs for wells operated by JMG where JED was a joint venture partner.

In connection with these transactions the total amount receivable from JMG at December 31, 2006 $1,426,102 (December 31, 2005 — $401,142).
On February 27, 2006, the Company and JMG Exploration, Inc. announced that they had signed a letter of intent for JED to acquire JMG. The proposal would offer two-thirds of a share of common stock of JED for each share of common stock of JMG. Completion of the proposed transaction was subject to the receipt of independent third party opinions that the transaction is fair to both the shareholders of JMG and JED. In addition, completion of the transaction was subject to receipt of all regulatory and stock exchange approvals in the United States and Canada and the approval of the shareholders of both JMG and JED. On November 20, 2006 The Special Independent Committee of JMG gave notice to JED that it had decided not to pursue the proposed transaction citing material changes to both companies and general market conditions.
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
OIL AND GAS RISKS
Inherent in development of oil and gas reserves are risks, among others, of drilling dry holes, encountering production or drilling difficulties or experiencing high decline rates in producing wells. In addition, a major market risk exposure is in the pricing applicable to our oil and gas production. Realized pricing is primarily driven by the prevailing worldwide price for crude oil and spot prices applicable to our Canadian oil and natural gas production. Prices received for oil and gas production have been and remain volatile and unpredictable. If oil and gas prices decline significantly, even if only for a short period of time, it is possible that non-cash write-downs of our oil and gas properties could occur under the full-cost accounting method allowed by the U.S. Securities and Exchange Commission (SEC). Under these rules, we review the carrying value of our proved oil and gas properties each quarter on a country-by-country basis to ensure that capitalized costs of proved oil and gas properties, net of accumulated depreciation, depletion and amortization, and deferred income taxes, do not exceed the “ceiling.” This ceiling is the present value of estimated future net cash flows from proved oil and gas reserves, discounted at 10 percent, plus the lower of cost or fair value of unproved properties included in the costs being amortized, net of related tax effects. If capitalized costs exceed this limit, the excess is charged to additional depletion, depreciation and accretion expense. The calculation of estimated future net cash flows is based on the prices for crude oil and natural gas in effect on the last day of each fiscal quarter except for volumes sold under long-term contracts. Write-downs required by these rules do not impact cash flow from operating activities; however, as discussed above, sustained low prices would have a material adverse effect on future cash flows.

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
On July 27, 2005, the Company entered into a Loan Agreement and Promissory Note with an arms length party whereby the Company advanced the party Cdn$5,000,000 (US$4,288,165) for the construction of drilling equipment. In return for the note, the Company was to be provided with five dedicated drilling rigs for a period of three years. The advance was to be repaid to the Company through payment from a portion of the drilling rigs daily charges from the date of rig delivery until paid in full. The note was secured by a General Security Agreement over all assets of the third party, bore no interest and had no set repayment schedule.
On May 3, 2007 the loan agreement was cancelled and settled with a cash payment due from the arms length party of Cdn$2,263,650 and the remaining balance owing was written off (Cdn$2,263,650) as at March 31, 2007. As a result of the termination of the agreements, no further obligations exist with respect to the Loan Agreement, Promissory Note, and daywork agreements on drilling rigs.
SUMMARY OF QUARTERLY RESULTS
(in thousands except for percentages and per share amounts)
2006 Quarter Ended

	March 31	June 30	September 30	December 31

Revenue before royalties	$4,637	$8,639	$7,096	$4,881
Net loss applicable to common shareholders	$(22)	$468	$(61,555)	$(16,449)
Net loss per share – basic	$0.00	$0.03	$(4.12)	$(1.07)
Net loss per share – diluted	$0.00	$0.03	$(4.12)	$(1.07)
Capital expenditures (includes non-cash amounts)	$31,126	$10,011	32,521	$3,326
Production (BOE/d)	1,250	2,277	1,757	1,278
2005 Quarter Ended

	March 31	June 30	September 30	December 31

Revenue before royalties	$1,740	$1,994	$3,294	$2,631
Net income applicable to common shareholders	$134	$865	$446	($302)
Net income per share — basic	$0.01	$0.06	$0.03	($0.02)
Net income per share — diluted	$0.01	$0.05	$0.03	($0.02)
Capital expenditures (includes non-cash amounts)	$7,313	$7,322	$1,382	$27,691
Production (BOE/d)	585	583	759	596

OUTSTANDING SHARE DATA
As of March 27, 2007, there are 14,695,826 common shares outstanding, 1,492,500 stock options outstanding, 274,750 share purchase warrants outstanding, 2,515,003 common shares reserved for issuance upon conversion of the convertible redeemable notes, and 1,797,498 common shares reserved for issuance upon conversion of the convertible redeemable preferred shares.
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
Management believes the most critical accounting policies, including judgments in their application, which may have an impact on the Company’s financial results, relate to the accounting for property and equipment and asset retirement obligations. The rate at which the Company’s assets are depreciated or otherwise written off and the asset retirement liability provided for, with the associated accretion expense to the statement of operations, are subject to a number of judgments about future events, many of which are beyond managements control. Reserve recognition is central to much of the accounting for an oil and gas company as described below.
Reserves Recognition
Underpinning the Company’s oil and gas assets are its oil and gas reserves. Detailed rules and industry practice, to which the Company adheres, have been developed to provide uniform reserves recognition criteria. However, the process of estimating oil and gas reserves by independent engineers is inherently judgmental. There are two principal sources of uncertainty: technical and commercial. Technical reserves estimates are made using available geological and reservoir data as well as production performance data. As new data becomes available, including actual reservoir performance, reserve estimates may change. Reserves can also be classified as proved or probable with decreasing levels of certainty as to the likelihood that the reserves will ultimately produced.
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
The Company’s reserves and revisions to the those reserves, although not separately reported on the Company’s balance sheet or statement of operations, impact the Company’s reported net income (loss) through the depletion and depreciation of the Company’s property and equipment and the provision for future asset retirement obligations.
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

Depletion & Depreciation (D&D)
The Company follows the full-cost method of accounting for petroleum and natural gas properties. Under this method, the Company capitalizes all costs relating to the exploration for and the development of oil and natural gas reserves including land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties, costs of drilling of productive and non-productive wells and general and administrative costs directly related to exploration and development activities. Proceeds from the disposal of properties are applied as a reduction of costs without the recognition of a gain or loss except where such disposals significantly alter the relationship between costs and reserves.
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
Given the volatility of oil and gas prices, it is reasonably possible that the Company’s estimate of discounted future net cash flows from proved oil and gas reserves could change in the near term. If oil and gas prices decline significantly, even if only for a short period of time, it is possible that write-downs of petroleum and natural gas properties could occur, as demonstrated by the write-downs in 2006.
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
Monetary assets and liabilities denominated in a currency other than the Company’s functional currency are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities denominated in a currency other than the Company’s functional currency are translated at historical exchange rates. Revenues and expenses are translated at average rates for the period. Exchange gains or losses are reflected in the Consolidated Statement of Operations for the

period except for convertible redeemable preferred shares for which exchange gains or losses are recorded in stockholder’s equity.
Stock Based Compensation
The Company has a stock-based compensation plan which reserves shares of common stock for issuance to key employees, consultants and directors. The Company accounts for grants issued under this plan using the fair value recognition provisions of Statement of Financial Accounting Standards No. 123-R, Accounting for Stock-Based Compensation (“SFAS 123-R”). Under these provisions, the cost of options granted is charged to net loss with a corresponding increase in additional paid-in capital, based on an estimate of the fair value determined using the Black-Scholes option pricing model.
Convertible debt instruments
When convertible debt instruments contain embedded derivative instruments that are to be bifurcated and accounted for as liabilities, the total proceeds allocated to the convertible hybrid instrument are first allocated to the fair value of all the derivative instruments to be bifurcated determined using the Black Scholes model. The remaining proceeds, if any, are then allocated to the host instruments, usually resulting in those instruments being recorded at a discount from their face amount.
To the extent that the fair values of any bifurcated derivative instrument liabilities exceed the total proceeds received, an immediate charge to income is recognized in order to initially record the derivative instrument liabilities at their fair value. The bifurcated embedded derivatives are then revalued at each reporting date, with changes in the fair value reported as charges or credits to income.
The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to income, using the effective interest method.
INTERNAL CONTROLS
Due to the limited number of staff at the Company, there is an inherent weakness in the system of internal controls due to our inability to achieve segregation of duties across all significant financial close and reporting processes. Our limited number of staff also results in weaknesses with respect to accounting for complex and non-routine accounting transactions as the Company does not have a sufficient number of finance personnel with technical accounting knowledge to address all complex and non-routine accounting matters that may arise, or may not recognize, or act on information due to their lack of technical accounting knowledge. As a result of these weaknesses there is no guarantee that a material misstatement would not be prevented or detected. These items have been classified as material weaknesses. Management and Board review are utilized to mitigate the risk of material misstatement in financial reporting. We plan to remediate these weaknesses by expanding the number of qualified individuals in our financial reporting area as we grow the Company.
IMPACT OF NEW ACCOUNTING POLICIES
Accounting for Uncertainty in Income Taxes
In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation requires that the Corporation recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 were effective beginning January 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of deficit. The Corporation has evaluated the impact of FIN 48 and has determined that no adjustment is required to its consolidated financial statements.

Fair Value Measurements
In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements” (“FAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of 2008. The Company is currently evaluating the impact that FAS 157 will have on its consolidated financial statements.
The Fair Value Option for Financial Assets and Financial Liabilities
In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”, (“FAS 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. A business entity is required to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This statement is expected to expand the use of fair value measurement. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of 2008. The Company is currently evaluating the impact that FAS 159 will have on its consolidated financial statements.
RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC
JED does not engage in R&D activities as part of its oil and gas business.
OFF — BALANCE SHEET ARRANGEMENTS
On July 27, 2005, the Company entered into a Loan Agreement and Promissory Note with an arms length party whereby the Company advanced the party $4,228,165 for the construction of drilling equipment. In return for the note, the Company was to be provided with five dedicated drilling rigs for a period of three years per rig. The advance was to be repaid to the Company through payment from a portion of the drilling rigs daily charges from the date of rig delivery until paid in full. The note was secured by a General Security Agreement over all assets of the third party, bore no interest and had no set repayment schedule. One of the drilling rigs was delivered to the Company in December 2005 and two were delivered in 2006. The final two rigs were scheduled to be delivered by June 2006 but had not been delivered by the end of 2006.
Both JED and the third party agreed that it would be mutually beneficial to cancel the arrangement. The Company had entered into the agreement at a time when drilling rigs were in high demand, but by the end of 2006 there was a surplus of drilling rigs due to a substantial downturn in drilling. Over the next four years JED’s estimated commitment liability for the five rigs was $17.655 million. It was beneficial to the drilling company to terminate the arrangement as the Company’s advance was a liability on its books. In May 2007 the arrangement was terminated by mutual agreement. Through December 31, 2006, the 3 drilling rigs which had been delivered to JED had been utilized for fees of $427,037, which were offset as payments against the advance. Of the outstanding balance of the advance of $4,089,962, JED received 50%, being $2,044,981, and the remaining 50% was deemed paid as an offset to a termination fee to the drilling company.
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
JED’s officers, directors and executive officers as of June 21, 2007 are as follows:

Name	Age	Position

Justin W. Yorke (1) (2) (4)	40	Chairman and Director
Thomas J. Jacobsen (3)	72	Chief Executive Officer and Director
James T. Rundell	49	President
Richard D. Carmichael	52	Chief Financial Officer
Marcia L. Johnston	59	Vice-President Legal & Corporate Affairs
Raymond J. Schmidt	45	Vice-President Engineering

Name	Age	Position

Ludwig (Louie) Gierstorfer (1) (2) (3) (4)	60	Director
Horst Engel (1) (2) (4)	66	Director

(1)	Member of Audit Committee.

(2)	Member of Compensation Committee.

(3)	Member of Reserves Committee.

(4)	Member of Governance and Nominating Committee.
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
James T. Rundell was appointed President of JED on November 14, 2006. Prior to that date he had been an independent consultant to the oil and gas industry through Rundell Consulting since 1990 and has over 30 years experience in many areas of oilfield operations world-wide. Through Rundell Consulting, Mr. Rundell served as JED’s drilling manager since our incorporation in September, 2003, before being named President.
Richard D. Carmichael, c.a. joined JED as Chief Financial Officer on January 2, 2007. Prior to joining JED, he was CFO at Geophysical Service Incorporated since late February, 2004; a financial consultant from 2001 through February, 2004 consulting to Patch Safety Services Ltd., Advanced NPD Inc. and Krang Energy Inc., and Controller and Financial Advisor to Maximum Energy Trust 1998 – 2001. Mr. Carmichael has a Bachelor of Commerce degree from the University of Calgary and received his Chartered Accountant designation while employed with Ernst & Young LLP. Since leaving Ernst & Young in 1981 he has held financial positions in a number of companies in the oil and gas industry.
Marcia L. Johnston, q.c. joined JED as General Counsel in November 2004 and in May 2007 was appointed Vice-President Legal & Corporate Affairs and Corporate Secretary. Prior to joining JED she was a partner in the legal firm of Gowling Lafleur Henderson llp from 2000 to 2004. Ms. Johnston has over 25 years legal experience representing junior oil and gas companies in Canada and has served as the Corporate Secretary or Assistant Secretary of Shaker Petroleum Inc., 2001-2004; Toro Energy Inc., 2001-2004; King Energy Inc., 2000-2004; Caribou Resources Corp., 1996-2004; Westlinks Resources Ltd., 1999-2001; Brigadier Energy Inc., 1997; Beta Well Service Inc., 1992-1997; International Colin Energy Corporation, 1987-1996; Serenpet Inc. , 1990-1995; Strike Energy Inc. , 1988-1994; International Pedco Energy Corporation, 1993-1994; Rainbow Exploration Corp., 1991-1993; and J.C. International Petroleum Ltd., 1986-1988. All of the above companies were publicly traded in either the U.S., Canada, or both, during the periods indicated. Ms. Johnston has Juris Doctor and Bachelor of Arts degrees from Washburn University; was admitted to practice law in the State of Kansas in 1974; was admitted to the Bar Association of the Province of Alberta in 1985, and received Letters Patent as Queen’s Counsel in 2006.
Raymond J. Schmidt joined JED as Manager of Operations in August 2005 and was appointed Vice-President Engineering in March 2007. Previously Mr. Schmidt was working with Burlington Resources as an Operations Engineer since February 2005. Prior to this he worked with ARC Resources developing a company wide optimization process. He started his career with PanCanadian Petroleum Ltd. in May, 1985 where he worked for 18 year in a variety of positions in operations, production and reservoir engineering. Mr. Schmidt graduated with a Diploma in Reservoir Engineering Technology from the Southern Alberta Institute of Technology in 1983. In May 2004 he was certified through APEGGA as a Registered Professional Technologist (Engineering) to independently practice engineering in Alberta under a scope of practice.

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
B. Compensation
Summary of Executive Compensation
The following table provides a summary of compensation earned during the last three fiscal years by our Chief Executive Officer and for the next four most highly compensated executive officers during the last fiscal year (the “named executive officers”). The figures are in Canadian dollars.

		Annual Compensation			Long-Term Compensation
					Awards		Payout
					Securities	Shares
					under	subject to
				Other Annual	Options	Resale		All Other
Name & Principal		Salary		Compensation	Granted	Restrictions	LTIP	Compensation
Position	Year	($)	Bonus($)	($)	(#)	($)	Payouts($)	($)
Reginald J.	2006	133,333	—	—	—	—	—	13,080
Greenslade Chairman	2005	—	—	—	—	—	—	—
	2004	200,000	194,625	—	50,000	—	—	10,450

Thomas J. Jacobsen	2006	190,000	—	—	—	—	—	16,942
Chief Executive	2005	190,000	45,836	—	—	—	—	13,300
Officer	2004	190,000	184,894	—	50,000	—	—	9,975

Alan F. Williams	2006	191,538	—	—	—	—	—	198,838
Former	2005	173,333	41,816	—	—	—	—	11,912
President	2004	25,173	100,000	—	50,000	—	—	—

		Annual Compensation			Long-Term Compensation
					Awards		Payout
					Securities	Shares
					under	subject to
				Other Annual	Options	Resale		All Other
Name & Principal		Salary		Compensation	Granted	Restrictions	LTIP	Compensation
Position	Year	($)	Bonus($)	($)	(#)	($)	Payouts($)	($)
David C. Ho	2006	107,385	—	—	—	—	—	40,297
CFO	2005	—	—	—	—	—	—	—
	2004	—	—	—	—	—	—	—

Bruce Stewart,	2006	21,231	34,578	—	—	—	—	165,169
CFO	2005	143,333	34,578	—	—	—	—	9,100
	2004	125,833	122,452	—	45,000	—	—	6,708
Management Contracts
We had no employment contracts with any employees during fiscal 2006.
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
Option Grants During Fiscal Year 2006
There were 1,382,500 stock options outstanding at a weighted average price of $4.95 at the fiscal year ended December 31, 2006. At December 31, 2006, 114,082 shares were remaining available for future issuance under the stock option plan.
The following table discloses the grants of options to purchase or acquire shares of common stock to our executive officers during the period indicated.
Stock Options Granted During 2006

Market Value of
	Securities	% of Total		Securities
	Under Share	Options	Exercise Price	Underlying Share
	Options	Granted to	at Date of	Options at Date	Expiration
	Granted	Employees in	Grant	of Grant	Date
Name	(#)	Financial Year	($/Security)	($/Security)	(mm/dd/yyyy)

Reginald J. Greenslade	Nil	N/A	N/A	N/A	N/A
Thomas J. Jacobsen	Nil	N/A	N/A	N/A	N/A
Alan W. Williams	Nil	N/A	N/A		N/A
David C. Ho	50,000	7.6%	15.37	15.37	11/14/06 (1)

Note 1: The original expiry date when granted was April 11, 2011. The options were unvested and terminated on the date Mr. Ho left the Company’s employment.
Option Exercises in Fiscal Year 2006 and Option Values at the End of Fiscal Year 2006
The following table sets forth the aggregate of options exercised by our executive officers during the year ended December 31, 2006 and the December 31, 2006 year-end values for options granted to the executive officers.
None of the named executive officers exercised options during the fiscal year ending December 31, 2006. The following table sets forth the number and value of securities underlying options held as of December 31, 2006.
Aggregate Stock Options Exercised and Year-End Values

Common
	Shares			Value of Unexercised
	Acquired		Unexercised Stock Options	in the money Stock Options at
	on	Aggregate	at December 31, 2006	December 31, 2006(1)
	Exercise	Value Realized	Exercisable/Unexercisable	Exercisable/Unexercisable
Name	(#)	($)	(#)	(US$)

Reginald J. Greenslade	0	0	50,000 / 25,000	0 / 0

	Common
	Shares			Value of Unexercised
	Acquired		Unexercised Stock Options	in the money Stock Options at
	on	Aggregate	at December 31, 2006	December 31, 2006(1)
	Exercise	Value Realized	Exercisable/Unexercisable	Exercisable/Unexercisable
Name	(#)	($)	(#)	(US$)

Thomas J. Jacobsen	0	0	50,000 / 25,000	0 / 0
Alan F. Williams	0	0	0 / 0	0 / 0
David C. Ho	0	0	0 / 0	0 / 0

Notes:
(1)	The value of unexercised Stock Options at December 31, 2006 was based on a closing price per Common Share on the American Stock Exchange on December 27, 2006, the last trading day of 2006, of $2.76. Mr. Greenslade and Mr. Jacobsen’s Stock Options were not in the money on December 31, 2006, and Mr. Williams’ and Mr. Ho’s Stock Options had terminated prior to December 31, 2006.
Other Compensation Plans
Stock Savings Plan
Our Stock Savings Plan was adopted by the Board, approved by our stockholders, in 2004. The Stock Savings Plan allows all employees to purchase our shares at the current market price in an amount not to exceed 9% of the employee’s monthly salary, excluding overtime. We will match all employee contributions to the Stock Savings Plan up to their maximum contribution. All contributions made by us will be a taxable benefit to each employee.
Annual Bonus Program
Our Annual Bonus Program was adopted by the Board and approved by our stockholders in 2004. The Annual Bonus Program is designed to reward our head office employees and consultants based on the annual increase in our market capitalization. The increase in our market capitalization will be calculated as the year-end share price minus the beginning of the year share price, multiplied by the weighted average number of shares outstanding for the year. An amount equal to 0.7 for 2006 (1%- 2005; 0.7% — 2004).of this increase in market capitalization will then be used to create a bonus pool available to head office employees, consultants and directors. Each eligible person’s share of the bonus pool will be their pro-rata share of the total salaries and consulting fees for the particular year.
C. Board Practices
JED is authorized to have a board of at least three directors and no more than fifteen. JED currently has four directors. Directors are elected for a term of about one year, from annual meeting to annual meeting, or until an earlier resignation, death or removal. Each officer serves at the discretion of the Board or until an earlier resignation, death or removal. There are no family relationships among any of our directors or officers.
In 2006 no director fees were paid. (In 2005 and 2004 United States resident directors received US$10,000 annual compensation for service on the Board, and Canadian resident directors received CDN$10,000 annual compensation for service on the Board.) Directors are also compensated for out-of-pocket costs, including travel and accommodations, relating to their attendance at Board meetings. Directors are entitled to participate in our Stock Option Plan. Independent directors were each granted 60,000 options in December 2006 to acquire shares of common stock at $3.50 per share which expire December 14, 2011. Additionally, in 2004, Reginald J. Greenslade, former Chairman of the Board, and Thomas J. Jacobsen, Chief Executive Officer and Director, have each been granted options to acquire 75,000 shares of our Common Stock at $3.67 per share which expire in January 2009.
We have no service contracts with any of our directors.

Committees of the Board of Directors
Our Board currently has an Audit Committee, a Compensation Committee, a Governance and Nominating Committee and a Reserves Committee. During fiscal 2006 there was also a Special Committee for the proposed merger with JMG.
Audit Committee. Our Audit Committee consists of Mr. Yorke, Mr. Gierstorfer, and Mr. Engel. Mr. Yorke serves as Chairman of the Audit Committee, and is a financial expert under applicable SEC rules and regulations. All of the three members are independent directors under applicable American Stock Exchange and Canadian rules and regulations. The Audit Committee reviews in detail and recommends approval by the full Board of our annual and quarterly financial statements, recommends approval of the remuneration of our auditors to the full Board, reviews the scope of the audit procedures and the final audit report with the auditors, and reviews our overall accounting practices and procedures and internal controls with the auditors.
Compensation Committee. Our Compensation Committee consists of Mr. Engel, the committee chairman, Mr. Yorke and Mr. Gierstorfer. All of the three members are independent directors under applicable American Stock Exchange and Canadian rules and regulations. The Compensation Committee recommends approval to the full Board of the compensation of the Chief Executive Officer, the annual compensation budget for all other employees, bonuses, grants of stock options and any changes to our benefit plans.
Governance and Nominating Committee. Our Governance and Nominating Committee consists of Mr. Gierstorfer, the committee chairman, Mr. Yorke and Mr. Engel. All of the three members are independent directors under applicable American Stock Exchange and Canadian rules and regulations. The Governance and Nominating Committee determines the scope and frequency of periodic reports to the Board concerning issues relating to overall financial reporting, disclosure and other communications with our stockholders, and recommends approval to the full Board of director nominations.
Reserves Committee. Our Reserves Committee consists of Mr. Gierstorfer, the committee chairman, and Mr. Jacobsen. Mr. Gierstorfer is an independent director. The Reserves Committee retains our independent reservoir engineers, reviews our information systems and internal controls for the information provided to the independent reservoir engineers, and reviews and recommends approval to the full Board of our annual reserve report as prepared by the independent reservoir engineers.
Special Committee. During fiscal 2006, our Special Committee consisted of Mr. Yorke, the committee chairman, Mr. Gierstorfer and Mr. Engel, and was formed to oversee the process of the proposed merger with JMG, as Mr. Greenslade and Mr. Jacobsen were also directors of JMG.
D. Employees
At December 31, 2006, JED had approximately 16 (30 in 2005) employees working in its head office. JED also employs consultants in field operations. At December 31, 2004 JED had approximately 73 employees and consultants and provided all staff to Enterra, and nil employees and consultants at December 31, 2003 except for the President and CFO, as all staff was provided by Enterra. None of JED’s employees are members of a labor union.
E. Share Ownership
The following table sets forth information regarding beneficial ownership of our Common Stock as of June 22, 2007, by our executive officers and directors individually and as a group. The address of each executive officer and director is 1601 — 15th Avenue, Didsbury, Alberta, Canada, T0M 0W0.

		Percentage of
	Number of Shares	Shares
	Beneficially Owned	Outstanding
Thomas J. Jacobsen (1)	430,807	2.88%
James T. Rundell (2)	6,713	0.05%
Richard D. Carmichael (3)	5,859	0.04%
Marcia L. Johnston (4)	16,528	0.11%
Raymond J. Schmidt (5)	6,094	0.04%

		Percentage of
	Number of Shares	Shares
	Beneficially Owned	Outstanding
Ludwig Gierstorfer (6)	27,000	0.18%
Justin W. Yorke (7)	8,100	0.05%
Horst H. Engel (8)	2,000	0.01%

All directors and executive officers as a group (eight persons)	503,101	3.36%

(1)	Mr. Jacobsen’s beneficial ownership is attributable to 403,500 shares held in Wells Gray Enterprises Ltd., a private company wholly owned by him; 13,000 shares held by Six-Pack Investments Inc., a private company controlled by him and 14,307 shares held by Olympia Trust Company (“OTC”) as trustee of our Stock Savings Plan. Holdings do not include stock options to purchase 75,000 common shares at $3.67 expiring January 16, 2009 or stock options to purchase 150,000 common shares at $3.50 expiring May 11, 2012.

(2)	Mr. Rundell’s beneficial ownership is attributable to 6,713 shares held by OTC as trustee of our Stock Savings Plan. Holdings do not include stock options to purchase 150,000 common shares at $3.50 expiring December 14, 2011 or stock options to purchase 30,000 common shares at $12.30 expiring June 1, 2009.

(3)	Mr. Carmichael’s beneficial ownership is attributable to 5,859 shares held by OTC as trustee of our Stock Savings Plan. Holdings do not include stock options to purchase 110,000 common shares at $3.50 expiring January 2, 2012.

(4)	Ms. Johnston’s beneficial ownership is attributable to 10,528 shares held by OTC as trustee of our Stock Savings Plan. Holdings do not include stock options to purchase 30,000 common shares at $8.39 expiring November 4, 2009, stock options to purchase 90,000 common shares at $3.50 expiring December 14, 2011 or stock options to purchase 60,000 common shares at $3.50 expiring May 11, 2012.

(5)	Mr. Schmidt’s beneficial ownership is attributable to 6,094 shares held by OTC as trustee of our Stock Savings Plan. Holdings do not include stock options to purchase 100,000 common shares at $3.50 expiring December 14, 2011 or stock options to purchase 30,000 common shares at $17.79 expiring August 29, 2010.

(6)	Holdings do not include stock options to purchase 45,000 common shares at $3.67 expiring January 16, 2009 or stock options to purchase 60,000 common shares at $3.50 expiring December 14, 2011.

(7)	Mr. Yorke’s beneficial ownership is attributable to 8,100 shares held by the San Gabriel Fund, which he controls. Holdings do not include stock options to purchase 60,000 common shares at $3.50 expiring December 14, 2011.

(8)	Holdings do not include stock options to purchase 60,000 common shares at $3.50 expiring December 14, 2011.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
Principal Stockholders
As of June 22, 2007, no person is known by us to beneficially own more than 5% of our outstanding Common Stock, based on such person’s latest filings with the Securities and Exchange Commission.
To the best of our knowledge, JED is not directly or indirectly controlled by another corporation or the government of Canada or any other government. Our management believes that no single person or entity holds a controlling interest in our share capital. Major shareholders do not have different voting rights. As of June 22, 2007, 26 record holders in the United States held approximately 74% of our share capital.
B. Related Party Transactions
Under an Agreement of Business Principles dated September 1, 2003 as amended August 1, 2004, properties acquired by the Trust were contract operated and drilled by JMG, if they were exploration properties, and contract operated and drilled by JED if they were development projects. Exploration of the properties was performed by JMG, which paid 100% of the exploration costs to earn a 70% working interest in the properties. When JMG discovered commercially viable reserves on the exploration properties, Enterra had the right to purchase 80% of JMG’s working interest in the properties at a fair value as determined by independent engineers. Should Enterra elect to have JED develop the properties, development would be done by JED, which would pay 100% of the development costs to earn 70% of the interests of both JMG and Enterra. Enterra had a first right to purchase assets developed by JED. The amended Agreement of Business Principles was terminated on September 13, 2006.
Under a Technical Services Agreement dated January 1, 2004, both the Company and Enterra provided operational, technical and administrative services in connection with the management, development and exploitation and operation of the assets of JED, Enterra and JMG. Each Company provided these services on an expense re-imbursement basis based on the monthly capital activity and production levels relative to the combined capital activity and production levels of all three companies. The Technical Services Agreement with Enterra and JMG was terminated by all parties and replaced with Joint Services Agreements between the Company and Enterra and between the Company and JMG separately. The Joint Services Agreement allowed for the temporary provision of services as mutually agreed upon on a grossed-up cost basis. Effective March 31, 2006, JED and Enterra had separate boards of directors, management, and employees and therefore Enterra was no longer considered a related party.
On December 23, 2004, the Company loaned $1,992,032 (Cdn$2,400,000) to Enterra, a joint venture partner whose Chairman of the Board was also Chairman of the Company’s Board. The loan was originally repayable on or before June 29, 2005, however, the term of the loan was extended. The revised terms of the loan called for interest to be calculated at a rate of 10% per annum. During the year ended December 31, 2005, the Company loaned additional funds of $8,576,797 under the same terms of which Enterra repaid $3,707,775. The total outstanding from Enterra, including accrued interest, under the promissory note at December 31, 2005 was $6,861,054 (December 31, 2004 - $1,992,032). During 2006 the entire loan together with accrued interest was repaid in full as part of the asset swap agreement.
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
On January 1, 2006, the Company entered into a Joint Services Agreement with JMG. Under the terms of that agreement the Company provided certain general and administrative services to JMG on a grossed-up cost basis.
During the year ended December 31, 2006, the Company entered into the following transactions with JMG:
(i)	charged JMG for certain general and administrative services and oil and gas equipment in the amount of $391,494;

(ii)	charged JMG an operator’s overhead recovery based on capital expenditures made of $119,553;

(iii)	charged JMG $5,187,286 in capital expenditures and $116,833 in operating costs for wells operated by JED where JMG was a joint venture partner; and

(iv)	JMG charged JED $5,857,320 in capital expenditures and $64,403 in operating costs for wells operated by JMG where JED was a joint venture partner.
In connection with these transactions the total amount receivable from JMG at December 31, 2006 $1,426,102.
On February 27, 2006, the Company and JMG Exploration, Inc. announced that they had signed a letter of intent for JED to acquire JMG. The proposal would offer two-thirds of a share of common stock of JED for each share of common stock of JMG. Completion of the proposed transaction was subject to the receipt of independent third party opinions that the transaction is fair to both the shareholders of JMG and JED. In addition, completion of the transaction was subject to receipt of all regulatory and stock exchange approvals in the United States and Canada and the approval of the shareholders of both

JMG and JED. On November 20, 2006 The Special Independent Committee of JMG gave notice to JED that it had decided not to pursue the proposed transaction citing material changes to both companies and general market conditions.
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

	American Stock
	Exchange/Amex
	($)
Five most recent full fiscal years:	High	Low
Year ended December 31, 2006	18.96	2.65
Year ended December 31, 2005	21.50	9.44
Year ended December 31, 2004	14.77	9.46

Quarter ended March 31, 2007	2.90	1.30

Year ended December 31, 2006:
Quarter ended December 31, 2006	12.65	2.65
Quarter ended September 30, 2006	18.96	12.41
Quarter ended June 30, 2006	17.60	11.60
Quarter ended March 31, 2006	16.76	11.00

Year ended December 31, 2005:
Quarter ended December 31, 2005	19.33	11.65
Quarter ended September 30, 2005	21.50	15.93
Quarter ended June 30, 2005	17.13	10.11
Quarter ended March 31, 2005	12.73	9.44

Six most recent months ended:
June 2007	2.31	1.90
May 2007	2.45	1.36
April 2007	2.98	1.55
March 2007	2.39	1.30

	American Stock
	Exchange/Amex
	($)
	High	Low
February 2007	2.37	1.53
January 2007	2.90	2.10
December 2006	3.38	2.74
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
B. Plan of Distribution
Not applicable.
C. Markets
See Item 9.A.
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expense of the Issue
Not applicable.
Item 10. Additional Information
A. Share Capital
Description of Securities
The authorized share capital of JED consists of an unlimited number of Common Shares, and an unlimited number of Preferred Shares issuable in series, of which 8,000,000 Series A Preferred Shares and 2,200,000 Series B Preferred Shares are authorized. At March 31, 2007 there were 14,967,659 Common Shares issued and outstanding, 1,275,000 Common Shares reserved for issuance pursuant to stock options, 274,750 Common Shares reserved for issuance pursuant to share purchase warrants, 2,515,003 Common Shares reserved for the conversion of the outstanding 10% Senior Subordinated Convertible Notes and 1,797,498 Common Shares reserved for the conversion of the 1,797,498 Series B Preferred Shares issued and outstanding. No Series A Preferred Shares were issued and outstanding.
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
Holders of outstanding shares of common stock are entitled to those dividends declared by the Board of Directors out of legally available funds. In the event of liquidation, dissolution or winding up our affairs, holders of common stock are entitled to receive, pro rata, our net assets available after provision has been made for the preferential rights of the holders of preferred stock. Holders of outstanding common stock have no preemptive, conversion or redemption rights. All of the issued and outstanding shares of common stock are, and all unissued shares of common stock, when offered and sold will be, duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of common stock may be issued in the future, the relative interests of the then existing stockholders may be diluted. There were 14,965,826 common shares issued and outstanding at December 31, 2006, and 14,630,256 common shares issued and outstanding at December 31, 2005.
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

A total of 7,600,000 shares of Series A Convertible Preferred Stock were issued pursuant to a private placement completed in December 2003. The Series A Convertible Preferred Stock was all converted into an equal number of shares of common stock in April 2004 and none remain outstanding.
Series B Preferred Shares consisting of an authorized 2,200,000 shares were created May 26, 2006. The Series B Preferred Stock is non-voting, carries dividends of 10% per annum and is convertible to common stock on a one-for-one basis at any time at the holder’s option. A total of 970,313 shares of Series B Preferred Stock were issued pursuant to a private placement completed in June 2006 and an additional 827,185 Series B Preferred Stock was issued in May 2006 upon the conversion of Convertible Notes. The Series B Convertible Preferred Shares will be redeemed by the Company on February 1, 2008 if not converted earlier. Each quarter, holders may elect to receive their dividends in common shares of JED, valued at the trailing fifteen day volume weighted average trading price for the common shares prior to the record date for the dividend. The outstanding principal may be converted at any time at the holder’s option into common shares of the Company at a conversion price of $16.00 per share. In the event of certain new equity issues by the Company, holders of the Series B Convertible Preferred Shares shall have a right of first refusal to participate, on a pro rata basis, in such new issues.
Convertible Notes
In 2006, JED closed a private placement of $34,475,000 of 10% Senior Subordinated Convertible Notes. All documents for the closing are dated May 31, 2006 and funds were released from escrow on June 1, 2006. The Convertible Notes bear interest at the rate of 10% per annum, payable quarterly, and mature on February 1, 2008. The outstanding principle and interest may be converted at any time at the holder’s option into common shares of the Company at a conversion price of $16.00 per share. Notes outstanding on the maturity date will be redeemed by the Company. There are penalty provisions if the Company does not comply with the terms of the Convertible Notes. In the event of certain new equity issues by the Company, holders of the Convertible Notes have a right of first refusal to participate, on a pro rata basis, in such new issues. The Convertible Notes are unsecured and are subordinated to the credit facility granted by JED’s senior commercial financial institution.
In August 2005 the Company issued a similar 10% Senior Subordinated Convertible Note in the amount of $20 million, of which $1 million has been converted to common shares. In connection with the current private placement, the 2005 note was amended to have the identical terms of the Convertible Notes in the 2006 private placement, including the reduction of the conversion price into JED common shares to $16.00 per share from $20.00 per share. In addition the holder of the 2005 note was granted the right to convert the outstanding principle amount to Series B Convertible Preferred shares, and $13,235,000 of the Convertible Notes were so converted to 827,185 Series B Convertible Preferred shares.
Shares Eligible for Future Sale
Future sales of substantial amounts of our common stock in the public market or even the perception that such sales may occur, could adversely affect the market price for our common stock and could impair our future ability to raise capital through an offering of our equity securities.
At December 31, 2006 there were 1,382,500 options outstanding under the plan to purchase an equal number of shares of common stock. The outstanding options are exercisable at a weighted average price per share of $4.95.
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
C. Material Contracts
The Company has entered into material contracts that are other than in the ordinary course of business during the previous two years, other than as described elsewhere in this Form 20-F, as follows:

In August 2005, JED issued a Senior Subordinated Convertible Note in the amount of $20 million to an arms-length California limited partnership. The terms of the Convertible Note were amended in May 2006 to conform it to the form of the additional Convertible Notes issued. This Note bears interest at the rate of 10% per annum, is due February 1, 2008 and is convertible at the holder’s option into common shares for the principal amount and the conversion of accrued interest into common shares on the basis of $16.00 per share.
In connection with the private placement of the convertible notes in May 2006, we entered into a Registration Rights Agreement dated May 31, 2006 with the purchasers of the Notes (the “Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement, we agreed to prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement for the purpose of registering for resale all of the common shares of the Company issuable upon conversion of the Notes. We were obligated to file such registration statement no later than July 30, 2006, to have the SEC declare such registration statement effective no later than September 28, 2006 and, subject to certain exceptions, to keep such registration statement effective at all times until the all shares registered thereby have been sold thereunder or may be resold pursuant to rule 144(k) under the Securities Act of 1933, as amended. We filed the registration statement on time but the SEC did not declare it effective until November 2006. Accordingly we were obligated to pay certain liquidated damages.
In connection with the private placement of the Series B Convertible Preferred Stock, we entered into a Registration Rights Agreement with the purchasers of the preferred shares (the “Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement, we agreed to prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement for the purpose of registering for resale all of the common shares of the Company issuable upon conversion of the preferred shares. The Company was obligated to file such registration statement no later than August 9, 2006, to have the SEC declare such registration statement effective no later than October 6, 2006 and, subject to certain exceptions, to keep such registration statement effective at all times until the all shares registered thereby have been sold thereunder or may be resold pursuant to rule 144(k) under the Securities Act of 1933, as amended. We filed the registration statement on time but the SEC did not declare it effective until November 2006. Accordingly we were obligated to pay certain liquidated damages.
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
Reduced Tax Rates for Certain Dividends
For taxable years beginning before January 1, 2011, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).
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
As discussed below, the Company does not believe that it was a “passive foreign investment company” for the taxable year ended December 31, 2006, and does not expect that it will be a “passive foreign investment company” for the taxable year ending December 31, 2007. (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below). However, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its “passive foreign investment company” status or that the Company will not be a “passive foreign investment company” for the current or any future taxable year. Accordingly, although the Company expects that it may be a QFC, there can be no assurances that the IRS will not challenge the determination made by the Company concerning its QFC status, that the Company will be a QFC for the current or any future taxable year, or that the Company will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.
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
Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations under the Code, and a U.S. Holder of Common Shares should consult its own financial advisor, legal counsel, or accountant regarding these limitations.
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
Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive income.” The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

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
The Company does not believe that it was a PFIC for the taxable year ended December 31, 2006, and does not expect that it will be a PFIC for the taxable year ending December 31, 2007. However, the determination of whether the Company was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations. In addition, whether the Company will be a PFIC for the taxable year ending December 31, 2007 and each subsequent taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for the current or any future taxable year.
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
Box 1420
Didsbury, Alberta, Canada
T0M 0W0
(403) 335-2100
(403) 335-8391 (fax)
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
Interest Rate Risk
At December 31, 2006, JED has interest rate risk exposure on the portion of our debt held in the revolving loan. The interest payable on the loan varies based on charges to the Canadian prime lending rate. At December 31, 2006, the Revolving Loan Facility limit was $18,000,000.
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
Oil and Gas Risk
Inherent in development of oil and gas reserves are risks, among others, of drilling dry holes, encountering production or drilling difficulties or experiencing high decline rates in producing wells. In addition, a major market risk exposure is in the pricing applicable to our oil and gas production. Realized pricing is primarily driven by the prevailing worldwide price for crude oil and spot prices applicable to our Canadian oil and natural gas production. Prices received for oil and gas production have been and remain volatile and unpredictable. If oil and gas prices decline significantly, even if only for a short period of time, it is possible that non-cash write-downs of our oil and gas properties could occur under the full-cost accounting method allowed by the U.S. Securities and Exchange Commission (SEC). Under these rules, we review the carrying value of our proved oil and gas properties each quarter on a country-by-country basis to ensure that capitalized costs of proved oil and gas properties, net of accumulated depreciation, depletion and amortization, and deferred income taxes, do not exceed the “ceiling.” This ceiling is the present value of estimated future net cash flows from proved oil and gas reserves, discounted at 10 percent, plus the lower of cost or fair value of unproved properties included in the costs being amortized, net of related tax effects. If capitalized costs exceed this limit, the excess is charged to additional depletion, depreciation and accretion expense. The calculation of estimated future net cash flows is based on the prices for crude oil and natural gas in effect on the last day of each fiscal quarter except for volumes sold under long-term contracts. Write-downs required by these rules do not impact cash flow from operating activities; however, as discussed above, sustained low prices would have a material adverse effect on future cash flows. We have not entered into any derivative securities or hedging instruments to manage oil and gas risks.
Item 12. Description of Securities Other Than Equity Securities
Not applicable.
PART II
Item 13. Defaults, Dividends, Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15. Controls and Procedures
(a) Evaluation of disclosure controls and procedures
Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of JED’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report (the “Evaluation Date”), have concluded that, as of the Evaluation Date, our disclosure controls and procedures were not effective. See the report entitled “Managements Responsibility For Financial Statements” preceding the financial statements in Item 18.
(b) Management’s annual report on internal control over financial reporting
Management’s report on internal control over financial reporting is located in the report entitled “Managements Responsibility For Financial Statements” preceding the financial statements in Item 18.

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
Item 16B. Code of Ethics
We have adopted a Code of Ethics, which applies to all of our officers, directors, employees and consultants. The Code of Ethics is publicly available on our website at www.jedoil.com. A copy of the Code of Ethics is also available upon written request. There were no amendments to, or waivers granted under, the Code of Ethics during the fiscal year ended December 31, 2006.
Item 16C. Principal Accountant Fees and Services
Ernst & Young LLP has served as our principal accountants for the fiscal years ended December 31, 2006, 2005 and 2004. The fees billed or expected to be billed by Ernst & Young LLP and its affiliates for their professional services for each of the last two fiscal years were as follows:

Services Rendered	2006	%	2005	%
	(in Canadian Dollars)
Audit Fees (1)	$254,500	78	$136,623	79
Audit-Related Fees (2)	$26,450	8	$—	—
Tax Fees (3)	$5,000	2	$1,665	1
All Other Fees (4)	$40,550	12	$34,552	20

Total	$326,500	100	$172,840	100

(1)	Audit Fees were fees billed for the audit of our annual consolidated financial statements and statutory and regulatory filings.

(2)	Audit-Related Fees were fees billed for the review of our interim financial statements.

(3)	Tax Fees were fees billed for the preparation and review of our tax returns and for investment tax advice.

(4)	All Other Fees were fees billed for review of our registration statement and for electronic database usage.
Pre-Approval Policies and Procedures
The audit committee approves all audit, audit-related services, tax services and other services provided by Ernst & Young LLP. Any services provided by Ernst & Young LLP that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement. All services described above were pre-approved by the audit committee. Under the Sarbanes-Oxley Act of 2002, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception prior to the completion of an audit engagement.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not applicable.
PART III
Item 17. Financial Statements
We have responded to Item 18 in lieu of responding to this Item.
Item 18. Financial Statements
The Consolidated Financial Statements of JED Oil Inc. are attached as follows:
Report of Ernst & Young LLP, Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2006 and 2005
Consolidated Statements of Operations for the years ended December 31, 2006, 2005 and 2004
Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004
Consolidated Statements of Stockholders’ Equity (Deficiency)
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2006, 2005 and 2004
Notes to Consolidated Financial Statements
Item 19. Exhibits

Number	Exhibit
1.1	Articles of Incorporation of the Registrant (1)

1.2	By-laws of the Registrant (1)

1.3	Articles of Amendment of the Registrant (8)

1.4	Articles of Amendment of the Registrant (7)

4.1	Stock Option Plan (1)

4.2	Annual Bonus Plan (2)

4.3	Form of Officer and Director Indemnity Agreement (1)

4.4	Note Purchase Agreement, dated May 31, 2006, by and among JED Oil Inc. and each of the persons listed on the Schedule of Purchasers attached thereto (5)

4.5	Form of 10% Senior Subordinated Convertible Note, to be issued by JED Oil Inc. and each of the persons listed on the Schedule of Purchasers attached to the Note Purchase Agreement in the principal amount set out by such person’s name on such schedule (5)

4.6	Form of Registration Rights Agreement, dated May 31, 2006, by and among JED Oil Inc. and each of the persons listed on the Schedule of Purchasers attached to the Note Purchase Agreement (5)

4.7	Form of Securities Purchase Agreement, dated May June 9, 2006, by and among JED Oil Inc. and each of the persons listed on the Schedule of Purchasers attached thereto (6)

4.8	Form of Registration Rights Agreement, dated June 9, 2006, by and among JED Oil Inc. and each of the person listed on the Schedule of Purchasers attached to the Securities Purchase Agreement (6)

8.1	List of Subsidiaries

Number	Exhibit
12.1	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act

12.2	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certifications of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act

13.2	Certifications of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act

15.1	Consent of Ernst & Young LLP

15.2	Consent of McDaniel & Associates Consultants Ltd.

15.3	2nd Amended and Restated Agreement of Business Principles with Enterra Energy Trust, JED Oil Inc. and JMG Exploration, Inc. (3)

15.4	Senior Subordinated Convertible Note issued by the Company in August 2005. (4)

(1)	Incorporated by reference from JED’s Registration Statement on Form S-1 (File No. 333-111435) filed December 22, 2003.

(2)	Incorporated by reference from JED’s Amended Registration Statement on Form S-1/A (File No. 333-111435) filed February 13, 2004.

(3)	Incorporated by reference from JED’s Annual Report on Form 20-F (File No. 333-111435) filed July 15, 2005.

(4)	Incorporated by reference from JED’s Registration Statement on Form F-3 (File No. 333-128711) filed September 30, 2005.

(5)	Incorporated by reference from JED’s Current Report on Form 6-K furnished June 6, 2006.

(6)	Incorporated by reference from JED’s Current Report on Form 6-K furnished June 21, 2006.

(7)	Incorporated by reference from JED’s Amended Registration Statement on Form F-3 (No. 333-128711) filed on November 6, 2006.

(8)	Incorporated by reference from JED’s Annual Report on Form 20-F filed June 30, 2006.

Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JED OIL INC.

By:	/s/ Thomas J. Jacobsen

	Name:	Thomas J. Jacobsen
	Title:	Chief Executive Officer
	Date:	June 29, 2007

By:	/s/ Richard D. Carmichael

	Name:	Richard D. Carmichael, c.a.
	Title:	Chief Financial Officer
	Date:	June 29, 2007

Consolidated Financial Statements
JED Oil Inc. and Subsidiary
December 31, 2006
(In United States Dollars)

Managements Responsibility For Financial Statements
The management of JED Oil Inc. is responsible for the preparation and integrity of the consolidated financial statements of the Company. These financial statements have been prepared in accordance with U.S. generally accepted accounting principles, which are consistently applied, and appropriate in the circumstances. In preparing the financial statements, management makes appropriate estimates and judgements based upon available information. Management also prepared the other financial information in the annual report and is responsible for its accuracy and consistency with the financial statements.
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Management has conducted an evaluation of the Company’s internal control over financial reporting based on criteria established in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that evaluation, management has identified material weaknesses in internal control and financial reporting. Based on the management’s assessment as of December 31, 2006, the end of the Company’s fiscal year, management concludes that the Company’s internal control over financial reporting is not effective. The internal control deficiencies that were identified as material weaknesses relate to the limited number of staff and our resulting inability to achieve segregation of duties across all significant financial close and reporting processes, and, lack of personnel with sufficient U.S. GAAP technical expertise and knowledge which results in weaknesses with respect to accounting for complex and non-routine accounting transactions. Management and Board review are utilized to mitigate the risk of material misstatement in financial reporting and to ensure that existing internal controls remain effective until we are able to remediate these weaknesses. Management’s goal is to develop and maintain systems of internal accounting control, which are adequate to provide reasonable assurance that the financial statements are accurate, in all material respects. The concept of reasonable assurance recognizes that there are inherent limitations in all systems of internal control in that the costs of such systems should not exceed the benefits to be derived.
The Board of Directors, acting through an Audit Committee composed entirely of directors who are independent of the Company, is responsible for determining that management fulfills its responsibilities in the preparation of the financial statements. The Audit Committee recommends, and the Board of Directors appoints, the independent accountants. The independent accountants are assured of full and free access to the Audit Committee and meet with it to discuss their audit work, the Company’s internal controls, financial reporting, and other matters.
The financial statements have been audited by Ernst & Young LLP, which is responsible for conducting its examination in accordance with the standards of the Public Company Accounting Oversight Board (United States).
Reg J. Greenslade
Chairman

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of JED Oil Inc.
We have audited the accompanying consolidated balance sheets of JED Oil Inc. and subsidiary as of December 31, 2006 and 2005, the related consolidated statements of stockholders’ equity (deficiency) for each of the years in the two year period ended December 31, 2006, and the related consolidated statements of operations, comprehensive income (loss), and cash flows for each of the years in the three year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of JED Oil Inc. and subsidiary at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the years in the three year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the consolidated financial statements, the Company has incurred a substantial loss and realized a negative cash flow from operations for the year ended December 31, 2006. At December 31, 2006, the Company also had a working capital deficiency and a stockholders’ deficiency. The Company will require additional funds to meet its obligations as they become due. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments to reflect the possible future effects of the recoverability and classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.
As discussed in note 21 to the consolidated financial statements, the Consolidated Statement of Stockholders’ Equity (Deficiency) and the Consolidated Statement of Comprehensive Loss for 2006 have been restated.

Calgary, Canada
March 27, 2007	Chartered Accountants
(except for note 21 which is as of March 31, 2007
and note 20 which is as of June 29, 2007)

JED Oil Inc. and Subsidiary
CONSOLIDATED BALANCE SHEETS
(In United States Dollars)
(see Going Concern Uncertainty – note 1)

	2006	2005
At December 31	$	$

ASSETS
Current
Cash and cash equivalents [note 3]	565,266	4,451,419
Accounts receivable	3,989,508	4,837,054
Prepaid expenses	60,045	341,133
Due from Enterra Energy Trust [note 14]	—	6,205,676
Due from JMG Exploration, Inc. [note 14]	1,426,102	401,142
Due from related party
Loan receivable from Enterra Energy Trust [note 14]	—	6,861,054

	6,040,921	23,097,478

Drilling advance [note 4]	3,881,430	4,288,165
Deferred financing costs [note 5]	1,692,126	—

Property and equipment [note 6]
Oil and gas, on the basis of full cost accounting:
Proved properties	109,875,650	54,737,562
Unproved properties under development, not being depleted	—	1,629,017
Other	435,269	348,613

	110,310,919	56,715,192
Less: accumulated depletion and depreciation	(85,909,741)	(8,381,422)

	24,401,178	48,333,770

	36,015,655	75,719,413

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)
Current
Accounts payable	3,714,359	16,799,364
Interest payable on convertible note	—	338,889
Preferred share dividends payable	729,501	—
Accrued capital liabilities	1,821,539	8,125,334
Accrued other liabilities	1,333,222	1,450,081
Revolving loan [note 7]	1,475,853	—
	9,074,474	26,713,668
Convertible note payable with a face value of $40,240,000 [note 8]	40,031,999	20,000,000
Asset retirement obligations [note 9]	1,185,968	1,401,235

	50,292,441	48,114,903

Convertible redeemable preferred shares [note 11]	27,974,078	—

Commitments and contingencies [note 16]

Stockholders’ equity (deficiency)
Share capital [note 12]
Common stock – no par value; unlimited authorized; 14,965,826 shares issued and outstanding at December 31, 2006, 14,630,256 shares issued and outstanding at December 31, 2005	34,980,833	32,087,197
Additional paid-in capital	1,829,001	1,080,586
Share purchase warrants	948,679	37,506
Accumulated deficit	(85,321,927)	(7,763,390)
Accumulated other comprehensive income	5,312,550	2,162,611

	(42,250,864)	27,604,510

	36,015,655	75,719,413

The accompanying notes to the consolidated financial statements are an integral part of this statement.
On behalf of the Board

Reg J. Greenslade	Justin W. Yorke
Chairman	Director

JED Oil Inc. and Subsidiary
CONSOLIDATED STATEMENTS OF OPERATIONS
(In United States Dollars)

	2006	2005	2004
For the years ended December 31	$	$	$

Revenue
Petroleum and natural gas	25,253,253	9,658,790	1,519,089
Royalties, net of Alberta Royalty Tax Credit	(4,650,566)	(1,653,880)	(295,816)

	20,602,687	8,004,910	1,223,273
Interest	112,207	604,592	484,137

	20,714,894	8,609,502	1,707,410

Expenses
Production	4,724,959	1,414,849	243,016
General and administrative [notes 13 and 14]	4,659,877	2,202,632	2,964,072
Amortization of deferred financing costs	921,273	—	—
Foreign exchange (gain) loss	1,055,018	(499,769)	1,088,921
Depletion, depreciation and accretion [note 6]	79,011,109	3,502,762	4,958,331
Interest on convertible note payable and revolving loan	4,495,479	845,884	—
Loss on equity investment	—	—	1,000,000

	94,867,715	7,466,358	10,254,340

Net income (loss) [note 10]	(74,152,821)	1,143,144	(8,546,930)

Less: Preferred dividends to preferred shareholders	1,655,185	—	—

Amortization of preferred share issue costs (note 11)	299,313	—	—

Foreign exchange loss on preferred shares (note 11)	1,451,218	—	—

Net income (loss) applicable to common shareholders	(77,558,537)	1,143,144	(8,546,930)

Net income (loss) for the year per common share
[note 12(b)]
- basic	(5.21)	0.08	(0.81)
- diluted	(5.21)	0.07	(0.81)

The accompanying notes to the consolidated financial statements are an integral part of this statement.

JED Oil Inc. and Subsidiary
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In United States Dollars)

	2006	2005	2004
For the years ended December 31	$	$	$

OPERATIONS
Net income (loss)	(74,152,821)	1,143,144	(8,546,930)
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Foreign exchange (gain) loss	1,055,018	(499,769)	1,088,921
Stock-based compensation	632,396	1,077,642	223,842
Amortization of deferred financing costs	921,273	—	—
Depletion, depreciation and accretion	79,011,109	3,502,762	4,958,331
Loss on sale of asset	17,448	—	—
Loss on equity investment	—	—	1,000,000
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	847,546	(4,063,621)	(2,529,260)
(Increase) decrease in prepaid expenses	281,088	(313,670)	144,281
Increase in due from Enterra Energy Trust		—	(4,409,044)
Decrease (increase) in due from related party	—	5,931	(5,931)
(Decrease) increase in accounts payable and accrued liabilities	(13,201,864)	6,368,257	2,799,182
Decrease in interest on convertible note payable	(338,889)	—	—

Cash provided by (used in) operations	(4,927,696)	2,811,632	(867,564)

FINANCING
Issue of convertible note, net of related costs	34,174,307	20,000,000	—
Issue of preferred shares, net of related costs	14,724,801	—	—
Issue of common shares, net of related costs	1,313,551	1,941,155	8,834,104
Issue of share purchase warrants	—	—	60,410
Proceeds of revolving loan	1,475,853	—	—
Preferred share dividends	(925,684)	—	—
Deferred financing costs incurred	(1,978,090)	—	—

Cash provided by financing activities	48,784,738	21,941,155	8,894,514

INVESTING
Increase in due from JMG Exploration, Inc.	(1,024,960)	(24,287)	(376,855)
Increase in loan to Enterra Energy Trust	—	(8,576,797)	(1,992,032)
Decrease in loan to Enterra Energy Trust	—	3,707,775	—
Payment of drilling advance (note 4)	—	(4,288,165)	—
Purchase of property and equipment	(64,161,454)	(35,582,239)	(8,882,531)
Proceeds on disposal of property and equipment	23,748,568	—	—
(Decrease) increase in accrued capital liabilities	(6,303,795)	6,893,949	1,231,385
Increase in long-term investment	—	—	(1,000,000)
Funds received from joint venture partner (note 14)	—	—	12,636,587
Funds advanced to joint venture partner (note 14)	—	—	(12,832,125)
Advance of loan by third party	—	—	4,527,277

Cash used in investing activities	(47,741,641)	(37,869,764)	(6,688,294)

Effect of foreign exchange on cash and cash equivalents	(1,554)	(1,088,611)	1,229,720

Net (decrease) increase in cash and cash equivalents	(3,886,153)	(14,205,588)	2,568,376

Cash and cash equivalents, beginning of year	4,451,419	18,657,007	16,088,631

Cash and cash equivalents, end of year	565,266	4,451,419	18,657,007

During 2006, the Company paid cash interest of $3,984,849 (2005 – $505,479; 2004 – nil) on the convertible note, cash interest of $310,555 (2005 – nil; 2004 – nil) on the revolving loan, and paid no cash taxes.
The accompanying notes to the consolidated financial statements are an integral part of this statement.

JED Oil Inc. and Subsidiary
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)
(In United States Dollars)

	Shares	Amount
		$

Common stock
Balance, December 31, 2004	14,250,000	29,710,573
Shares issued upon exercise of stock options	285,006	1,934,618
Shares issued upon exercise of warrants	95,250	442,006

Balance, December 31, 2005	14,630,256	32,087,197
Shares issued upon exercise of stock options	240,005	1,617,192
Shares issued upon exercise of warrants	37,500	178,527
Shares issued upon conversion of convertible subordinated notes	57,142	1,085,484
Shares issued upon conversion of preferred share dividends	923	12,433

Balance, December 31, 2006	14,965,826	34,980,833

Additional paid-in capital

Balance, December 31, 2004		223,842
Stock-based compensation on issued stock options		1,269,307
Stock-based compensation pursuant to exercise of stock options and warrants		(412,563)

Balance, December 31, 2005		1,080,586
Stock-based compensation on issued stock options		711,910
Transfers on exercise of stock options and warrants		(286,073)
Discount on modification of convertible notes		322,578

Balance, December 31, 2006		1,829,001

Share purchase warrants

Balance, December 31, 2004		60,410
Warrants exercised		(22,904)

Balance, December 31, 2005		37,506
Warrants exercised		(9,564)
Share purchase warrants issued pursuant to preferred share and convertible note offering		920,737

Balance, December 31, 2006		948,679

Deficit

Balance, December 31, 2004		(8,906,534)
Net income		1,143,144

Balance, December 31, 2005		(7,763,390)
Net loss		(74,152,821)
Less: preferred share dividends		(1,655,185)

Less: Amortization of preferred share issue costs		(299,313)

Less: Foreign exchange loss on preferred shares		(1,451,218)

Balance, December 31, 2006		(85,321,927)

Accumulated other comprehensive income

Balance, December 31, 2004		2,364,164
Foreign exchange translation adjustment		(201,553)

Balance, December 31, 2005		2,162,611
Foreign exchange translation adjustment (restated – note 21)		3,149,939

Balance, December 31, 2006 (restated – note 21)		5,312,550

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(LOSS)
(In United States Dollars)
(restated – note 21)

	2006	2005	2004
For the years ended December 31	$	$	$

Net income (loss)	(74,152,821)	1,143,144	(8,546,930)

Other comprehensive income (loss)
Foreign exchange translation adjustment	3,149,939	(201,553)	2,016,181

Comprehensive income (loss)	(71,002,882)	941,591	(6,530,749)

The accompanying notes to the consolidated financial statements are an integral part of this statement.

JED Oil Inc. and Subsidiary
1. GOING CONCERN UNCERTAINTY
The accompanying consolidated financial statements have been prepared on a going concern basis which presumes that JED Oil Inc. (the “Company” or “JED”) will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.
The Company has incurred a net loss of $74,152,821 and realized a negative cash flow from operations of $4,927,696 for the year ended December 31, 2006. At December 31, 2006, the Company had a working capital deficiency of $3,033,553 and a stockholder’s deficiency of $42,250,864. The Company requires additional funds to maintain operations and discharge liabilities as they become due, as further discussed below. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.
As at December 31, 2006, the Company has recorded significant non-cash write-downs of its oil and gas assets totaling $49,570,895 relating to impairments of Canadian assets and $16,444,640 relating to impairments of U.S. assets. This has contributed to substantial losses and an accumulated deficit of $85,321,927. These write-downs do not have an immediate cash flow effect, however, they do reflect the ability of the underlying assets to produce cash flow in the future based on current year-end pricing for oil and gas. Management anticipates that cash flow generated by operations from these assets over the remaining term of the Convertible Notes Payable and the Convertible Preferred Shares Payable will not meet the amount required to repay these obligations as they become due. Therefore, the Company has sold many of the Company’s oil and gas assets (note 20) with a plan to re-invest the proceeds into the acquisition of Caribou Resources and new drilling activity in order to create additional value and cash flow. Additionally, management has been actively responding to these issues by cutting costs where possible including reducing staff. A rationalization of the assets has yielded sales which have been used to pay down liabilities incurred to develop the assets.
The Convertible Notes Payable (note 8) and Convertible Preferred Shares (note 11) outstanding are due to be repaid February 1, 2008 unless they are converted to common shares. The conversion price for the shares is in excess of the current market share price. Therefore the Company will require the support of the Note holders and Preferred Shareholders to continue as a going concern.
In April 2007, JED received notice from AMEX that at December 31, 2006, the Company was not in compliance with Section 1003(a)(i) of the AMEX Company Guide which requires that a listed company must have either $2.0 million in shareholders’ equity or not have sustained losses from continuing operations or net losses in two out of three of its most recent fiscal years. In June 2007, AMEX approved JED’s plan to come back into compliance and granted JED an extension until October 13, 2008 to achieve such compliance. JED will continue its listing during the extension, subject to periodic review. In the event that JED does not make progress towards compliance consist with its approved plan, or is not in compliance at the end of the plan period, the Company may be subject to delisting proceedings by AMEX.
The outcome of these matters is dependant on factors outside of the Company’s control and cannot be predicted at this time.
These consolidated financial statements do not include any adjustments relating to the recoverability or classification of assets or the amounts or classification of liabilities that might be necessary should the Company be unable to continue as a going concern.
2. SIGNIFICANT ACCOUNTING POLICIES
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
(a) Nature of operations
The Company is an independent energy company that explores for, develops and produces natural gas, crude oil and natural gas liquids in Canada and the United States.

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
(b) Principles of consolidation
These consolidated financial statements include the accounts of the Company’s wholly owned legal subsidiary, JED Oil (USA) Inc., incorporated under the laws of the state of Wyoming on May 5, 2004. All inter-company accounts and transactions have been eliminated. Investments in companies which give JED significant influence but not control over the investee, are accounted for using the equity method.
(c) Foreign currency translation
As the majority of the Company’s operating activities are in Canada, the Company uses the Canadian dollar as its functional currency. JED Oil (USA) Inc. uses the United States dollar as its functional currency. The Company’s operations are translated for financial statement reporting purposes into United States dollars in accordance with Statement of Financial Accounting Standards No. 52, Foreign Currency Translation, using the current rate method. Under this method, all assets and liabilities are translated at the period-end rate of exchange and all revenue and expense items are translated at the average rate of exchange for the period. Exchange differences arising on translation are classified as other comprehensive income in a separate component of stockholders’ equity (deficiency).
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
The convertible redeemable preferred shares are remeasured at current exchange rates and recorded through stockholders’ equity.
(d) Comprehensive income (loss)
Comprehensive income (loss) includes net income (loss) and other comprehensive income (loss), which includes, but is not limited to, foreign currency translation adjustments resulting from translation of items recorded in the Company’s functional currency to its reporting currency at period end as described in note 2(c).
(e) Revenue recognition
Petroleum and natural gas revenues are recognized when production is sold to a purchaser at a fixed or determinable price, when delivery has occurred and title has transferred, and if the collectibility of the revenue is probable.
(f) Shipping and handling costs
Shipping and handling costs of petroleum and natural gas products are included as a production expense.
(g) Joint operations
Substantially all of the Company’s petroleum and natural gas development activities are conducted jointly with others. Accordingly, these financial statements reflect only the Company’s proportionate interest in such activities.
(h) Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and balances invested in short-term, highly liquid securities with maturities less than 90 days from the date of purchase.

(i) Property and equipment
The Company uses the full-cost method of accounting for petroleum and natural gas properties. Under this method, the Company capitalizes all costs relating to the exploration for and the development of oil and natural gas reserves including land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties, and costs of drilling of productive and non-productive wells and general and administrative costs directly related to exploration and development activities. The Company also capitalizes a portion of the cost of stock-based compensation on the same basis as the capitalization of general and administration costs. Unless a significant portion of the Company’s proved reserve quantities in a particular country are sold (equal to or greater than 25 percent), proceeds from the sale of oil and gas properties are accounted for as a reduction to capitalized costs, and gains and losses are not recognized.
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
The Company evaluates its oil and gas assets quarterly, on a country-by-country basis, to determine that the costs are recoverable and do not exceed an amount equal to the present value, discounted at 10 percent, of the estimated future net revenues from proved oil and gas reserves less the future cash outflows associated with the asset retirement obligations that have been accrued in the balance sheet, plus the cost, or estimated fair value if lower, of unproved properties and the costs of any properties not being amortized. If the carrying value of the oil and gas assets is not assessed to be recoverable, the Company limits the capitalized costs of proved oil and gas properties, on a country-by-country basis, net of accumulated depletion and depreciation and deferred income taxes, to the estimated future net cash flows from proved oil and gas reserves based on period-end prices, discounted at 10 percent, net of related tax effects, plus the lower of cost or fair value of unproved properties included in the costs being amortized. Capitalized costs exceeding this limit are charged to additional depletion and depreciation expense.
Given the volatility of oil and gas prices, it is reasonably possible that the Company’s estimate of discounted future net cash flows from proved oil and gas reserves could change in the near term. If oil and gas prices decline significantly, even if only for a short period of time, it is possible that material write-downs of petroleum and natural gas properties could occur.
Unproved properties are assessed quarterly for possible impairments or reductions in value. If a reduction in value has occurred, the amount of the impairment is transferred to proved properties. Unproved properties that are individually insignificant are generally amortized over an average holding period.
Other property and office furniture, fixtures and equipment are recorded at cost. Depreciation is provided using the straight-line method based over the estimated useful lives at a rate of 20 percent per annum.
(j) Deferred financing costs
Costs incurred in the issuance of debt are capitalized and amortized over the life of the debt instrument.
(k) Allowance for doubtful accounts
The Company reviews its receivables regularly on an account-by-account basis to determine collectibility. The Company considers accounts receivable to be fully collectible as recorded as of December 31, 2006. Accordingly, no allowance for doubtful accounts is required (2005 – Nil).
(l) Income taxes
The Company accounts for income taxes under the Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”. Temporary differences are differences between the tax basis of assets and liabilities and their reported amount in the financial statements that will result in taxable or deductible amounts in the future. The Company routinely assesses the realizability of its deferred tax assets. If it concludes that it is not more likely than not that some portion or all of the deferred tax assets will be realized, under accounting standards, the tax asset is reduced by a valuation allowance. Numerous judgments and assumptions are inherent in the determination of future taxable income, including factors such as future operating conditions.

(m) Stock-based compensation
The Company has a stock-based compensation plan under which it reserves issuer shares of common stock for issuance to key employees, consultants and directors. In 2004 the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123-R, Accounting for Stock-Based Compensation (“SFAS 123-R”), to account for grants issued under this plan. Under these provisions, the cost of options granted is charged to net income (loss) over the vesting period with a corresponding increase in additional paid-in capital, based on an estimate of the fair value determined using the Black-Scholes option pricing model. The Company has incorporated an estimated forfeiture rate for options that will not vest. Modifications to the plan, or changes in estimated forfeitures, result in adjustments to paid-in capital and stock-based compensation expense as these events occur.
(n) Convertible debt instruments
When convertible debt instruments contain embedded derivative instruments that are to be bifurcated and accounted for as liabilities, the total proceeds allocated to the convertible hybrid instrument are first allocated to the fair value of all the derivative instruments to be bifurcated determined using the Black Scholes model. The remaining proceeds, if any, are then allocated to the host instruments, usually resulting in those instruments being recorded at a discount from their face amount.
To the extent that the fair values of any bifurcated derivative instrument liabilities exceed the total proceeds received, an immediate charge to income is recognized in order to initially record the derivative instrument liabilities at their fair value. The bifurcated embedded derivatives are then revalued at each reporting date, with changes in the fair value reported as charges or credits to income.
The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to income, using the effective interest method.
(o) Asset retirement obligations
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
Inherent in the fair value calculation of the ARO are numerous assumptions and judgments including the ultimate settlement amounts, inflation factors, credit-adjusted discount rates, timing of settlement, and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to these assumptions impact the fair value of the existing ARO liability, a corresponding adjustment is made to the petroleum and natural gas properties balance.
(p) Measurement uncertainty
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
(q) Net income (loss) per share
The Company accounts for per common share amounts in accordance with SFAS No. 128, “Earnings per Share.” Under SFAS No. 128, basic per common share amounts is computed by dividing net income (loss) attributable to common shareholders by the weighted average common shares outstanding without including any potentially dilutive securities. Diluted per common share amounts are computed by dividing net income (loss) attributable to common shareholders by the weighted average common shares outstanding plus, when their effect is dilutive, common stock equivalents such as stock options, warrants, convertible notes, and convertible preferred shares.

(r)	Warrants and embedded conversion options with exercise price denominated in a currency different from the company’s functional currency
Pending the completion of the FASB’s deliberations, the Company considers that the above instruments meet the criteria of paragraph 11(a) of FAS 133 and therefore, does not account for such instruments as liabilities.
3. CASH AND CASH EQUIVALENTS
For year ended December 31, 2006, the average effective interest rate earned on cash equivalent balances was 3.92% (2005 – 2.79%). As at December 31, 2006, the Company had $565,266 (2005 — $4,451,419) in cash and $Nil (2005 — $Nil) in short-term, highly liquid securities.
4. DRILLING ADVANCE
On July 27, 2005, the Company entered into a Loan Agreement and Promissory Note with an arms length party whereby the Company advanced the party Cdn$5,000,000 (US$4,288,165) for the construction of drilling equipment. In return for the note, the Company will be provided with five dedicated drilling rigs for a period of three years. The advance will be repaid to the Company through payment from a portion of the drilling rigs daily charges from the date of rig delivery until paid in full. The note is secured by a General Security Agreement over all assets of the third party, bears no interest and has no set repayment schedule. To date, three of the five rigs have been delivered. Subsequent to December 31, 2006, the outstanding amount was settled (see note 20).
5. DEFERRED FINANCING COSTS
As per Note 8, 10% Senior Subordinated Convertible Notes in the amount of $34,475,000 were issued on June 1, 2006. Debt issuance costs consisting of legal, accounting, brokerage fees and brokers warrants (note 12(d)) relating to the issuance are capitalized and amortized over the life of the notes.
6. PROPERTY AND EQUIPMENT

	2006	2005
	$	$

Petroleum and natural gas properties	109,875,650	56,366,579
Other	435,269	348,613

	110,310,919	56,715,192
Accumulated depletion and depreciation	(85,909,741)	(8,381,422)

	24,401,178	48,333,770

During 2006, $1,132,672 (2005 — $371,834) of general and administrative costs and $79,514 (2005 - $191,666) of stock-based compensation costs were capitalized to petroleum and natural gas properties.
At December 31, 2006, the Company incurred a ceiling test write-down in accordance with note 1, of Canadian oil and natural gas properties in the amount of $5,044,975 (2005 – $Nil) that is included in depletion, depreciation and accretion in the 2006 Consolidated Statement of Operations. The write-down was caused by higher than anticipated production declines in natural gas producing wells which resulted in a revision to the estimate of proved reserves for those wells. At September 30, 2006, the Company incurred a ceiling test write-down in accordance with note 1, of Canadian oil and natural gas properties in the amount of $44,525,920 (2005 — $Nil) and $16,444,640 (2005 – Nil) relating to impairment of oil and natural gas properties located in the United States. The September 30, 2006 write-downs were caused by higher than normal costs due to the Company performing the majority of it’s drilling activity through farm-ins; the reduction of proven reserves from reserve estimates due to uncertainty created by long regulatory approval of down-spacing applications; an exchange of interests in oil and natural gas properties which resulted in the Company swapping mature oil producing interests for interests in a natural gas field resulting in higher weighting of the Company’s assets in natural gas; and low natural gas prices at September 30, 2006 which resulted in a lower value for ceiling test purposes. For the year ended December 31, 2006, the Company recorded ceiling test write-downs totaling $49,570,895 relating to impairments of Canadian assets and $16,444,640 relating to impairments of U.S. assets as part of the depletion and depreciation provision.

At December 31, 2006, the Company did not have any unproved property and seismic costs and therefore none were excluded from the depletion calculation (2005 — $1,701,000).
On September 28, 2006, JED exchanged non-core oil and gas assets with Enterra Energy Corp., and Enterra Production Corp. (Enterra). As the companies had terminated a Technical Services Agreement on December 31, 2005, the companies were no longer related parties. Each company had their assets evaluated by an independent professional reservoir engineer using the same methodology, commodity pricing schedule, and evaluation criteria. The Company swapped assets based on proven and probable reserve values discounted at 10% plus approximately $11.7 million in receivables owed by Enterra for 100% of Enterra’s working interest in the North Ferrier area and approximately 57.5% of Enterra’s interest in the East Ferrier area which values were also based on proven and probable reserve values discounted at 10%.
On November 15, 2006, the Company sold all of its interest in East Ferrier to a third party for proceeds totaling Cdn $27,500,000 (US $23,576,818). No gain or loss was recognized on the sale in accordance with the Company’s accounting policy as per note 2(i). Proceeds from the sale were used to reduce outstanding payables and the Company’s operating loan payable.
The Company recorded a depletion and depreciation provision including the above write-downs related to its oil and gas properties of $78,684,381 for the year (2005 — $3,432,677).
7. REVOLVING LOAN
On March 9, 2006, JED entered into a Cdn $20,000,000 (US $17,000,000) Revolving Loan Facility with a Canadian commercial lending institution. The facility bears interest at Canadian prime lending rate plus 0.25% which averaged 6.22% during the year and is repayable on demand. The maximum loan limit will vary as the Company brings on new production or disposes of existing properties. At December 31, 2006 the Revolving Loan Facility limit was increased to Cdn $21,000,000 (US $18,000,000).
At September 30, 2006, JED breached its working capital and net debt to trailing cash flow debt covenants. For borrowing purposes, the definition of net debt excludes the convertible notes and preferred shares. The Company received a breach waiver from the Canadian commercial lending institution at September 30, 2006. At December 31, 2006 the Company was within the acceptable covenant ratios.
8. CONVERTIBLE NOTE PAYABLE
On August 3, 2005, the Company entered into a $20,000,000 Convertible Subordinated Note Agreement with a qualified investor limited partnership. The convertible note bore interest at a rate of 10% per annum payable in quarterly payments commencing on November 1, 2005; the note was redeemable on February 1, 2008. The note was convertible at the holder’s option into 1,000,000 common shares of the Company at a value of $20 per share.
In May 2006, the Company offered the holders of the notes an opportunity to convert their debt at a revised conversion price of $17.50 per share. On May 17 and 19, holders of $100,000 and $900,000 of the principal balance converted their holdings for 5,714 and 51,428 common shares respectively. The Company accounted for these transactions as induced conversions and recognized an expense $85,499 equal to the fair value of all securities transferred in the transaction in excess of the fair value of securities issuable pursuant to the original note conversion terms.
On May 24, 2006 $5,765,000 of the face value of the August 3, 2005 note was replaced with the Amended and Restated Convertible Note. The Amended and Restated Convertible Note Payable bears interest at a rate of 10% per annum payable in quarterly instalments commencing on June 30, 2006. The note is convertible at the holder’s option into 360,315 common shares at a value of $16 per share. In the event of the Company undergoes a change in control, the holder can redeem the note for cash equivalent to 120% of the remaining note principal. The note matures on February 1, 2008.
The Company considered the impact of the modification and concluded it was not substantial and therefore, there is no extinguishment of the original debt. The modification resulted in a debt discount of $322,578 with a corresponding increase in additional paid-in capital. The discount will be amortized over the life of the note using the effective interest method.

In May of 2006, the Company permitted the holders of the August 3, 2005 note a one-time election to convert all or part of the Note to the Series “B” convertible preferred shares. On May 24, 2006, holders of $13,235,000 of the face value of the note converted their holdings to Series B Convertible Preferred Shares as described in Note 11 to the consolidated financial statements. No gain or loss was recognized in connection with the extinguishment of this component of the note. On June 1, 2006, the Company entered into a $34,475,000 10% Senior Subordinated Convertible Note Purchase Agreement with multiple investors through a private placement. The convertible note bears interest at a rate of 10% per annum payable in quarterly payments commencing on June 30, 2006. The note is convertible at the holders’ option into 2,154,688 common shares of the Company at a value of $16 per share. Upon a situation where the Company has undergone a change of control, the holder can redeem the note for cash equal to 120% of the remaining note principal. The note matures on February 1, 2008.
The carrying value of the combined 10% Senior Subordinated Convertible Notes reflects the $40,240,000 face value of the notes net of the debt discount resulting from the modification discussed previously. It was determined that the fair value of the embedded derivative instruments within the convertible notes was $nil at issuance and at December 31, 2006.
9. ASSET RETIREMENT OBLIGATION
As at December 31, 2006, the estimated present value of the Company’s asset retirement obligation was $1,185,968 (2005 — $1,401,235) based on an estimated fair value of $1,938,204, determined using a credit-adjusted risk-free interest rate of 8.0%, and inflation rate of 2%. These obligations will be settled at the end of the estimated useful lives of the underlying assets, which currently extend from 6 to 14 years into the future.
     The following table describes the changes to the Company’s asset retirement obligations liability:

	2006	2005
	$	$

Asset retirement obligation, beginning of year	1,401,235	255,164
Liabilities incurred
- Properties drilled during the year	497,919	1,075,989
- Properties swapped in from Enterra (note 6)	402,599	—
Properties swapped out to Enterra (note 6)	(826,276)	—
Properties sold	(379,592)	—
Accretion expense	90,083	70,082

Asset retirement obligation, end of year	1,185,968	1,401,235

10. INCOME TAXES
The provision for income taxes recorded in the consolidated financial statements differ from the amount, which would be obtained by applying the statutory income tax rate to the net (loss) income before income taxes as follows:

For the year ended	2006	2005	2004

Net (loss) income before income taxes	$(74,152,821)	$1,143,144	$(8,546,930)
Statutory Canadian corporate tax rate	34.50%	37.62%	38.87%

Tax expense (recovery)	$(25,582,723)	$430,051	$(3,322,192)
Resource allowance	(394,733)	(275,797)	(112,804)
Non-deductible crown charges	486,331	158,309	74,480
ARTC	(98,823)	—	—
Stock-based compensation	217,141	411,299	92,515
Non-taxable portion of capital loss	864,653
Other	(293,259)	—	—
Change in statutory enacted tax rates	1,474,065	—	—
US Corporate tax rate difference	(876,550)	—	—

Anticipated tax (recovery) provision	$(24,203,898)	$723,862	$(3,268,001)
Deferred tax valuation allowance	24,203,898	(723,862)	3,268,001
Income taxes	$—	$—	$—

The components of the Company’s deferred income tax assets are as follows:

	2006		2005
As at December 31	United States	Canada	United States	Canada
Resource related tax pools	6,927	$15,938,057	$8,897	$912,774
Non-capital loss carry-forwards	6,310,133	3,131,074	—	898,519
Share and debt issuance costs	—	918,191	—	620,417
Other	24,725	316,044	—	645

Total future tax assets	6,341,785	20,303,366	8,897	2,432,355
Valuation allowance	(6,341,785)	(20,303,366)	(8,897)	(2,432,355)

Net future tax assets	$—	$—	$—	$—

The Company incurred non-capital losses in Canada for income tax purposes for years 2003 to 2006 totaling approximately $13,962,000 of which $4,214,000 was used in the current year and $9,748,000 is available for application against future taxable income and will expire in the years 2011 — $1,118,000 and 2012 — $8,630,000.
The Company incurred non-capital losses in the United States for income tax purposes for the years 2005 and 2006 totaling approximately $15,775,000 that are available against future taxable income and will expire in the years 2025 — $1,572,000 and 2026 — $14,203,000.
11. CONVERTIBLE REDEEMABLE PREFERRED SHARES

Series B convertible preferred stock, $16 stated value	Shares	$
Balance, December 31, 2005	—	—
Issued upon conversion of convertible subordinated notes	827,188	13,235,000
Issued for cash	970,311	15,525,000
Share issue costs, net of amortization	—	(785,922)

Balance, December 31, 2006	1,797,499	27,974,078

As per Note 8, on May 24, 2006, the Company issued $13,235,000 in Convertible Preferred Shares relating to the Convertible Note Payable originally issued on August 5, 2005. On June 12, 2006, the Company issued an additional $15,525,000 in Convertible Preferred Shares as a private placement to accredited investors. The preferred shares are non-voting and pay dividends at a rate of 10% per annum payable in quarterly payments commencing on September 30, 2006. Payments shall be made on the fifteenth day of the month following the end of each such calendar quarter. The holders have the option of receiving the dividend in cash or in whole common shares valued at the trailing average fifteen day weighted average closing price immediately preceding the last day of such quarter. The preferred shares issued on conversion of notes and in the private placement are convertible at the holder’s option into 827,185 and 970,313 common shares of the Company, respectively, at a value of $16 per share. Upon a situation where the Company has undergone a change of control, the holder can redeem the shares for cash equal to 120% of the remaining principal balance of the preferred shares. The preferred shares are to be redeemed by the Company on February 1, 2008.
When convertible equity instruments contain embedded derivative instruments that are to be bifurcated and accounted for as liabilities, the total proceeds allocated to the convertible hybrid instrument are first allocated to the fair value of all the derivate instruments to be bifurcated. The remaining proceeds, if any, are then allocated to the host instruments themselves, usually resulting in those instruments being recorded at a discount from their face amount.
To the extent that the fair values of any bifurcated derivative instrument liabilities exceed the total proceeds received, an immediate charge to income is recognized in order to initially record the derivate instrument liabilities at their fair value. The bifurcated embedded derivatives are then revalued at each reporting date, with changes in the fair value reported as charges or credits to income.

The carrying value of the Convertible Preferred Shares at December 31, 2006 reflects the $28,760,000 face value of the equity instruments less share issuance costs of $1,085,235 plus amortization of $299,313. It was determined that the fair value of the embedded derivative was $nil at issuance and at December 31, 2006.
12. SHARE CAPITAL
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
(a) Authorized
The Company has authorized an unlimited number of common voting shares and an unlimited number of preferred shares, issuable in series. The Series A Preferred Shares were issued during the period from October 2003 to April 2004, and were comprised of 11,400,000 voting, convertible preferred shares. As part of the registration statement, subsequent to the Company’s initial public offering in April 2004, holders of all 11,400,000 Series A Convertible Preferred Shares elected to convert their shares into 11,400,000 shares of common stock and all of the Series A Preferred Shares were cancelled. Series B Preferred Shares were issued on May 24, 2006 totaling $13,235,000 and on June 12, 2006 totaling $15,525,000 (see note 11). The Series B Preferred Shares are non-voting and pay dividends at a rate of 10% per annum payable quarterly on the 15th day of the month following a quarter-end. The holders have the option of receiving the dividend in cash or in whole common shares valued at the trailing fifteen day weighted average closing price immediately preceding the last day of the quarter. The preferred shares are convertible to common shares at the holder’s option at a value of $16 per common share which would result in the issue of 827,185 and 970,313 common shares on full conversion. Upon a situation where the Company has undergone a change in control, the holder can redeem the shares for cash equal to 120% of the remaining principal balance of the preferred shares. The preferred shares are to be redeemed by the Company on February 1, 2008.
(b) Common stock issued and outstanding

	2006		2005
		Amount		Amount
	Shares	$	Shares	$

Balance, beginning of year	14,630,256	32,087,197	14,250,000	29,710,573
Issued upon exercise of stock options	240,005	1,617,192	285,006	1,934,618
Issued upon exercise of warrants	37,500	178,527	95,250	442,006
Issued upon conversion of Convertible Subordinated Notes	57,142	1,085,484	—	—
Preferred share dividends converted to common stock	923	12,433	—	—

Balance, end of year	14,965,826	34,980,833	14,630,256	32,087,197

     (c) Net income (loss) per common share
     A reconciliation of the components of basic and diluted net income (loss) per common share is presented in the table below:

	2006
	Loss	Shares	Per Share

Basic and diluted
Loss attributable to common stock	$(77,558,537)	14,872,936	$(5.21)

For the year ended December 31, 2006, all of the Company’s outstanding convertible redeemable preferred shares and notes, stock options and warrants have an anti-dilutive effect on per common share amounts and therefore have been excluded from the calculation of the diluted loss per share.

	2005
	Income	Shares	Per Share

Basic
Income attributable to common stock	$1,143,144	14,470,086	$0.08
Effect of dilutive securities
Stock options and warrants	—	803,696	—
Diluted

Income attributable to common stock, including assumed conversion	$1,143,144	15,273,782	$0.07

     For the year ended December 31, 2005, all of the Company’s outstanding notes have an anti-dilutive effect on per common share amounts and therefore have been excluded from the calculation of the diluted income per share.

	2004
	Loss	Shares	Per Share

Basic and diluted
Loss attributable to common stock	$(8,546,930)	10,599,437	$(0.81)

For the year ended December 31, 2004, all of the Company’s outstanding stock options and warrants have an anti-dilutive effect on per common share amounts and therefore have been excluded from the calculation of the diluted loss per share.
     (d) Additional paid-in capital

	2006	2005
	$	$

Balance, beginning of year	1,080,586	223,842
Stock-based compensation	711,910	1,269,307
Transfers on exercise of stock options and warrants	(286,073)	(412,563)
Discount on modification of convertible notes	322,578	—

Balance, end of year	1,829,001	1,080,586

(e) Share purchase warrants
Upon the closing of the Company’s initial public offering in April 2004, the Company issued 251,250 share purchase warrants to the Underwriter of the offering. The warrants are exercisable into an equal number of common shares for a four-year period expiring on April 12, 2009 at an exercise price of $4.40 per common share. The Company assigned a fair value of the warrants of $60,410 based on a Black-Scholes option model and the following weighted average assumptions as at the date of grant:
Risk-free interest rate –4.10%
Expected life (years) – 4.87
Contractual life (years) – 5.0
Expected volatility – 96.2%
Estimated forfeitures – 23.35%
Expected dividend yield (%) – Nil
To December 31, 2006, 132,750 (2005 – 95,250) of the warrants have been exercised into common shares of the Company.
On June 12, 2006, the Company issued 10% Convertible Preferred Shares and 10% Convertible Notes. In conjunction with that offering, 156,250 warrants for common shares were issued as a placement agent’s fee. The Company assigned a fair value of the warrants of $920,737 based on a Black-Scholes option model and the following weighted average assumptions as at the date of grant:
Risk-free interest rate –4.14%
Expected life (years) – 5.0
Contractual life (years) – 5.0
Expected volatility – 44.0%
Estimated forfeitures – 0.0%
Expected dividend yield (%) – Nil

The fair value of the warrants were allocated to the Convertible Preferred Shares and to the Convertible Notes based on the percentage of the proceeds due to each security in relation to the total proceeds received. Of the total fair value of $920,737, an amount of $285,428 was allocated to the Convertible Preferred Shares, and $635,309 was allocated to the Convertible Notes.

	2006		2005
		Amount		Amount
	Shares	$	Shares	$

Balance, beginning of year	156,000	37,506	251,250	60,410
Warrants exercised	(37,500)	(9,564)	(95,250)	(22,904)
Warrants issued	156,250	920,737	—	—

Balance, end of year	274,750	948,679	156,000	37,506

(f) Stock options
The following summarizes information concerning outstanding and exercisable stock options as of December 31:

	2006		2005
		Weighted		Weighted
	Number of	average exercise	Number of	average
	options	price	options	exercise price

Balance, beginning of year	1,291,251	$8.49	1,138,751	$4.62
Granted	1,015,000	$4.98	625,000	$12.91
Cancelled	(683,746)	$11.52	(187,494)	$4.91
Exercised	(240,005)	$5.42	(285,006)	$5.34

Balance, end of year	1,382,500	$4.95	1,291,251	$8.49

Exercisable as at end of year	432,500	$4.78	261,261	$6.79

The following table summarizes the stock options outstanding at December 31, 2006

	Stock options outstanding			Stock options exercisable
			Weighted			Weighted
		Weighted	average		Weighted	average
		average	remaining		average	remaining
Range of	Outstanding	exercise	contractual	Options	exercise	contractual
exercise prices	options	price	life (years)	exercisable	price	life (years)

$3.50	885,000	$3.50	5.0	180,000	$3.50	5.0
$3.67	290,000	$3.67	2.0	195,000	$3.67	2.0
$8.39 - 13.34	155,000	$11.33	4.0	40,000	$10.40	3.1
$17.06 - 17.79	52,500	$17.50	4.5	17,500	$17.50	3.7

	1,382,500	$4.95	4.3	432,500	$4.78	3.4

The 1,382,500 stock options outstanding at December 31, 2006 vest over a three-year period from the grant date in equal amounts and expire at various dates in 2009 and 2011. The Company has a total of 1,382,500 stock options reserved for issuance under the Stock Option Plan.
13. STOCK-BASED COMPENSATION
The fair value of stock options granted during the year ended December 31, 2006 including modifications is estimated to be $2,113,398 or $2.28 per option (2005 — $2,751,379 or $4.40; 2004 — $1,048,973 or $1.32) using the Black-Scholes option pricing model and the following weighted average assumptions as at the date of grant:

	2006	2005	2004

Risk-free interest rate	4.10%	4.37%	4.83%
Expected life (years)	4.87	5.0	5.0
Contractual life (years)	5.0	5.0	5.0
Expected volatility	96.2%	32.8%	2.67%
Estimated forfeitures	23.35%	11%	10%
Expected dividend yield	Nil	Nil	Nil
The estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis. The value of the options may be adjusted should estimated forfeitures change based on experience. For the year ended December 31, 2006, this resulted in a $782,209 reduction to stock based compensation expense. Stock based compensation expense for the year ended December 31, 2006 of $632,396 (December 31, 2005 – $1,077,642; 2004 — $223,842) was included in the Consolidated Statement of Operations.
In conjunction with the December 14, 2006 grant for 180,000 options, there were 90,000 previously issued options which were deeply out of the money and were cancelled. Per FAS123(R), this grant / cancellation scenario needs to be accounted for as a modification of the original stock options. The Company has recognized an incremental amount of stock-based compensation expense of $81,000 which represents the difference between the fair value of the original options priced at the modification date versus the fair value of the new stock options granted on December 14, 2006. Stock-based compensation expense not yet recognized on unvested options at December 31, 2006 is $2,698,408 (2005 — $2,306,461; 2004 — $1,184,158).
As at December 31, 2006, the exercise price of all of the Company’s outstanding options were in excess of the market price of the Company’s stock.
14. RELATED PARTY TRANSACTIONS
Under an Agreement of Business Principles dated September 1, 2003 as amended August 1, 2004, properties acquired by Enterra Energy Trust (“Enterra”) were contract operated and drilled by JMG Exploration, Inc. (“JMG”), if they were exploration properties, and contract operated and drilled by JED if they were development projects. Exploration of the properties was performed by JMG, which paid 100% of the exploration costs to earn a 70% working interest in the properties. When JMG discovered commercially viable reserves on the exploration properties, Enterra had the right to purchase 80% of JMG’s working interest in the properties at a fair value as determined by independent engineers. Should Enterra elect to have JED develop the properties, development would be done by JED, which would pay 100% of the development costs to earn 70% of the interests of both JMG and Enterra. Enterra had a first right to purchase assets developed by JED. The amended Agreement of Business Principles was terminated on September 13, 2006.
Under a Technical Services Agreement dated January 1, 2004, both the Company and Enterra provided operational, technical and administrative services in connection with the management, development and exploitation and operation of the assets of JED, Enterra and JMG. Each Company provided these services on an expense re-imbursement basis based on the monthly capital activity and production levels relative to the combined capital activity and production levels of all three companies. For the year ended December 31, 2005, the Company charged general and administrative expenses and field operating expenses to Enterra of $5,112,744. The total outstanding from Enterra at December 31, 2005 was $6,205,676 (December 31, 2004 — $1,796,632) and was settled as part of the asset swap agreement. Effective January 1, 2006, the Technical Services Agreement with Enterra and JMG was terminated by all parties and replaced with Joint Services Agreements between the Company and Enterra and between the Company and JMG separately. The Joint Services Agreement allowed for the temporary provision of services as mutually agreed upon on a grossed-up cost basis. Effective March 31, 2006, JED and Enterra had separate boards of directors, management, and employees and therefore Enterra was no longer considered a related party.
On January 28, 2004, pursuant to a farm-in/joint venture agreement signed in January 2004 with Enterra Energy Corp., the Company advanced Enterra $12,832,125 (Cdn$17,000,000). The advance was subsequently repaid on June 29, 2004 together with accrued interest of $231,043 at an effective interest rate of 4.39%. Due to the strengthening of the Canadian dollar relative to the United States dollars, when the receipt of funds was translated from the operating currency of Canadian dollars to the reporting currency of United States dollars, a cash inflow of $12,636,587 was recorded on the consolidated statement of cash flows, which resulted in cash used in financing activities of $195,538.

On December 23, 2004, the Company loaned $1,992,032 (Cdn$2,400,000) to Enterra, a joint venture partner whose Chairman of the Board was also Chairman of the Company’s Board. The loan was originally repayable on or before June 29, 2005, however, the term of the loan was extended. The revised terms of the loan called for interest to be calculated at a rate of 10% per annum. During the year ended December 31, 2005, the Company loaned additional funds of $8,576,797 under the same terms of which Enterra repaid $3,707,775. The total outstanding from Enterra, including accrued interest, under the promissory note at December 31, 2005 was $6,861,054 (December 31, 2004 — $1,992,032). During 2006 the entire loan together with accrued interest was repaid in full as part of the asset swap agreement.
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
During the year ended December 31, 2004, the Company entered into the following transactions with JMG:
(i)	JED charged JMG for certain general and administrative services and oil and gas equipment in the amount of $325,811. These services were provided at standard industry rates for similar services.

(ii)	in consideration for the assignment of JED’s interests in certain oil and gas properties, the Company charged JMG for drilling and other costs related to those properties in the amount $1,422,655 for the year ended December 31, 2004, on a cost recovery basis.
In connection with these transactions the total amount receivable from JMG at December 31, 2004 was $376,855). Subsequent to year-end, this amount was repaid in full
During the year ended December 31, 2005, the Company entered into the following transactions with JMG:
(i)	JED charged JMG for certain general and administrative services and oil and gas equipment in the amount of $711,134. These services were provided under the terms of the Technical Services Agreement on an expense reimbursement basis.

(ii)	in consideration for the assignment of JED’s interests in certain oil and gas properties, the Company charged JMG for drilling and other costs related to those properties in the amount $85,085 for the year ended December 31, 2005, on a cost recovery basis.
In connection with these transactions the total amount receivable from JMG at December 31, 2005 was $401,142. Subsequent to year-end, this amount was repaid in full.
On January 1, 2006, the Company entered into a Joint Services Agreement with JMG. Under the terms of that agreement the Company provided certain general and administrative services to JMG on a grossed-up cost basis.
During the year ended December 31, 2006, the Company entered into the following transactions with JMG:
(i)	JED charged JMG for certain general and administrative services and oil and gas equipment in the amount of $391,494.

(ii)	JED charged JMG an operator’s overhead recovery based on capital expenditures made of $119,553.

(iii)	JED charged JMG $5,187,286 in capital expenditures and $116,833 in operating costs for wells operated by JED where JMG was a joint venture partner.

(iv)	JMG charged JED $5,857,320 in capital expenditures and $64,403 in operating costs for wells operated by JMG where JED was a joint venture partner.
In connection with these transactions the total amount receivable from JMG at December 31, 2006 $1,426,102 (December 31, 2005 — $401,142).
On February 27, 2006, the Company and JMG Exploration, Inc. announced that they had signed a letter of intent for JED to acquire JMG. The proposal would offer two-thirds of a share of common stock of JED for each share of common stock of JMG. Completion of the proposed transaction was subject to the receipt of independent third party opinions that the transaction is fair to both the shareholders of JMG and JED. In addition, completion of the transaction was subject to receipt of all regulatory and stock exchange approvals in the United States and Canada and the approval of the shareholders of both JMG and JED. On November 20, 2006 The Special Independent Committee of JMG gave notice to JED that it had decided not to pursue the proposed transaction citing material changes to both companies and general market conditions.
At December 31, 2004, due from related party was comprised of $5,931 due from a company that is controlled by an officer and director of the Company. These services were provided at standard industry rates for similar services. The entire amount was paid in full in 2005.
15. FINANCIAL INSTRUMENTS
(a) Fair value of financial assets and liabilities
At December 31, 2006, the Company’s financial instruments consist of cash and cash equivalents, accounts receivable, due from JMG Exploration Inc., accounts payable, interest payable on convertible note, preferred share dividends payable, revolving loan and convertible notes payable. The convertible notes are carried in the accounts of the Company at their face value of $40,240,000 less a debt discount net of amortization (see note 8). Interest on the convertible notes is paid at a rate of 10% per annum on a quarterly basis. The convertible notes come due at February 1, 2008. Since the convertible notes are not listed on a public market and cannot be traded, it is not practicable to estimate their market value. At December 31, 2005, the Company’s financial instruments also included due from Enterra and loan from Enterra. Unless otherwise noted, as at December 31, 2006 and 2005 there were no significant differences between the carrying amounts of these financial instruments and their estimated fair value.
(b) Concentration of credit risk
Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents, and accounts receivable. At December 31, 2006, the Company had all of its cash and cash equivalents with one banking institution. The Company mitigates the concentration risk associated with cash deposits by only depositing material amounts of funds with major banking institutions. Concentrations of credit risk with respect to accounts receivable are the result of joint venture operations with oil and gas industry partners and are subject to normal industry credit risks. The Company routinely assesses the credit of joint venture partners to minimize the risk of non-payment.
(c) Interest rate risk
At December 31, 2006, the interest rate risk exposure relates only to the revolving loan.
(d) Foreign currency risk
Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect the Company’s operating and financial results. The Company is exposed to foreign currency risk as the Company holds cash and cash equivalents on hand, convertible redeemable notes payable, and convertible redeemable preferred shares that are denominated in United States currency.
No forward foreign currency exchange contracts were in place at December 31, 2006 and 2005.

16. COMMITMENTS AND CONTINGENCIES
In conjunction with the Drilling Advance outlined in note 4, the Company has entered into five separate Standard Daywork Contracts with a drilling contractor who will supply the Company with five drilling rigs for a period of three years. The terms of each contract call for a minimum requirement of 250 operating days per year for a total of 750 operating days over the three-year term of each separate contract. At December 31, 2006, JED has received delivery of three of the rigs. The remaining two rigs are not scheduled to be delivered until the later half of 2007. The following outlines the Company’s estimated commitments over the life of the contracts:

	2007	2008	2009	2010	Total

Estimated minimum contract payments	$3,300,000	$6,600,000	$4,950,000	$2,805,000	$17,655,000

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
The Company had no derivative financial or physical delivery contracts in place at December 31, 2006 and 2005.
17. SEGMENT DISCLOSURE
In late 2005, JED commenced development activities in the states of North Dakota and Wyoming of the United States. Analysis of results by operating segment (determined by geographic location):

	2006	2005	2004
Petroleum and natural gas sales
Canadian Operations	$24,072,290	$9,622,195	$1,516,820
US operations	$1,180,963	$36,595	$2,269
	$25,253,253	$9,658,790	$1,519,089
Depletion, depreciation, and accretion
Canadian Operations	$62,394,204	$3,501,495	$4,958,331
US operations	$16,616,905	$1,267	$—
	$79,011,109	$3,502,762	$4,958,331
Net income (loss)
Canadian Operations	$(58,215,556)	$1,117,725	$(8,549,199)
US operations	$(15,937,265)	$25,419	$2,269
	$(74,152,821)	$1,143,144	$(8,546,930)
Assets (excluding intercompany balances)
Canadian Operations	$31,926,310	$72,222,718	$28,928,276
US operations	$3,676,394	$3,496,695	$105,471
	$35,602,704	$75,719,413	$29,033,747
Capital expenditures by segment
Canadian Operations	$48,243,947	$33,951,955	$8,882,531
US operations	$15,917,507	$1,630,284	$—
	$64,161,454	$35,582,239	$8,882,531

18. COMPARATIVE FIGURES
Certain of the prior period amounts have been reclassified to conform with the presentation adopted in the current period.
19. NEW ACCOUNTING STANDARDS
Accounting for Uncertainty in Income Taxes
In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation requires that the Corporation recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective beginning January 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of deficit. The Corporation is currently evaluating the impact FIN 48 will have on its consolidated financial statements.
Fair Value Measurements
In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements” (“FAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of 2008. The Company is currently evaluating the impact that FAS 157 will have on its consolidated financial statements.
The Fair Value Option for Financial Assets and Financial Liabilities
In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”, (“FAS 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. A business entity is required to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This statement is expected to expand the use of fair value measurement. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of 2008. The Company is currently evaluating the impact that FAS 159 will have on its consolidated financial statements.
20. SUBSEQUENT EVENTS
In April 2007, JED received notice from the American Stock Exchange (“AMEX”) that at December 31, 2006, the Company is not in compliance with Section 1003(a)(i) of the AMEX Company Guide which requires that a listed company must have either $2.0 million in shareholders’ equity or not have sustained losses from continuing operations or net losses in two out of three of its most recent fiscal years. In June 2007, AMEX approved JED’s plan to come back into compliance and granted JED an extension until October 13, 2008 to achieve such compliance. JED will continue its listing during the extension, subject to periodic review.
In June 2007, JED announced an offer to acquire Caribou Resources Corp., an arms length third party. Under the terms of the Offer, JED offered to pay the major secured creditor of Caribou and any other creditors with security in priority to the major secured creditor in cash; to provide a pool of $345,500 cash and 5,000,000 JED common shares for the balance of Caribou’s creditors under a Plan of Arrangement the (“CCAA Plan”) under the Companies’ Creditors Arrangement Act (Canada), and to acquire all of the issued and outstanding common shares of Caribou in exchange for JED common shares on the basis of one JED common shares for each ten Caribou common shares, pursuant to an Arrangement Agreement (the “ABCA Arrangement”) under the Business Corporations Act (Alberta). JED has acquired the position of the major secured creditor, including the liability owing by Caribou and a secured interest in all of Caribou’s assets, as the first step in the acquisition of Caribou. The CCAA Plan is subject to approval of the creditors of Caribou and the Alberta Court of Queen’s Bench (the “Court”). The ABCA Arrangement is subject to approval of Caribou’s shareholders and the Court. Under the rules of the American Stock Exchange, the issuance of the 9 million common shares of JED must also be approved by JED’s common shareholders.

In June 2007, JED sold its assets in the North Ferrier area of Alberta for approximately $33.9 million to an arms length third party. Proceeds from the sale paid JED’s outstanding draw on its revolving credit facility and financed the acquisition of the major secured debt and security against the assets of Caribou Resources Corp. described in the previous paragraph. In June 2007, JED also sold its Sousa property for consideration consisting of approximately $0.8 million in cash in addition to assumed liabilities.
21. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS
The Company’s previously issued financial statements contained errors in the Consolidated Statement of Stockholders’ Equity (Deficiency) and the Consolidated Statement of Comprehensive Income (Loss) for the year ended December 31, 2006. The Company has restated the amounts, all of which resulted from foreign exchange revaluations made just prior to issuance of the financial statements that were not reflected throughout the entire financial statements. None of the changes impacted the Consolidated Balance Sheets, the Consolidated Statements of Operations, or the Consolidated Statements of Cash Flows.
Restatements made to the Consolidated Statements of Stockholders’ Equity (Deficiency) include, under the section Accumulated other comprehensive income, a reduction of $314,653 to the Foreign exchange translation amount from $3,464,592 to $3,149,939 and to the Balance, December 31, 2006 from $5,627,203 to $5,312,550. The corresponding restatement in the Consolidated Statement of Comprehensive Loss for the year ended December 31, 2006 reduces the Foreign exchange translation adjustment amount from $3,464,592 to $3,149,939 and increases the total Comprehensive loss from $(70,688,229) to $(71,002,882).
In addition, a clerical error was made in Note 1, whereby stockholder’s deficiency was shown as $42,021,710 rather than $42,250,864. The restated amount increases the deficiency noted by $229,154.