Form 20-F/A
period 2006-12-31
JED OIL INC.
filed 2007-07-09
CIK 1258021

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
Yes ☑     No ☐

EXPLANATORY NOTE
This Amendment No.1 to our annual report on Form 20-F for the fiscal year ended December 31, 2006 is being filed to correct a clerical error appearing in consolidated financial statements filed as Item 18 of the Form 20-F filed on July 2, 2007 (the “Initial Form 20-F”). Item 18 and the accompanying consolidated financial statements are hereby replaced in their entirety. The line item “Due from related party” in the Consolidated Balance Sheets has been removed. The line item “Increase in due from Enterra Energy Trust” in the Consolidated Statements of Cash Flows in our consolidated financial statements has been amended to correct a formatting error that caused the entries to be presented in the incorrect column.
This Form 20-F/A consists of a cover page, this explanatory note, Item 18 (as amended), Item 19, the signature page, the required certifications of our chief executive officer and our chief financial officer and the consent of our accountants.
This amendment does not reflect events occurring after the filing of the Initial Form 20-F and should not be viewed as updating any information contained therein. Except as described above, no change has been made to the Initial Form 20-F.

Item 18. Financial Statements
The Consolidated Financial Statements of JED Oil Inc. are attached immediately following the signature page as follows:
Report of Ernst & Young LLP, Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2006 and 2005
Consolidated Statements of Operations for the years ended December 31, 2006, 2005 and 2004
Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004
Consolidated Statements of Stockholders’ Equity (Deficiency)
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2006, 2005 and 2004
Notes to Consolidated Financial Statements
Item 19. Exhibits

Number	Exhibit
1.1	Articles of Incorporation of the Registrant (1)

1.2	By-laws of the Registrant (1)

1.3	Articles of Amendment of the Registrant (8)

1.4	Articles of Amendment of the Registrant (7)

4.1	Stock Option Plan (1)

4.2	Annual Bonus Plan (2)

4.3	Form of Officer and Director Indemnity Agreement (1)

4.4	Note Purchase Agreement, dated May 31, 2006, by and among JED Oil Inc. and each of the persons listed on the Schedule of Purchasers attached thereto (5)

4.5	Form of 10% Senior Subordinated Convertible Note, to be issued by JED Oil Inc. and each of the persons listed on the Schedule of Purchasers attached to the Note Purchase Agreement in the principal amount set out by such person’s name on such schedule (5)

4.6	Form of Registration Rights Agreement, dated May 31, 2006, by and among JED Oil Inc. and each of the persons listed on the Schedule of Purchasers attached to the Note Purchase Agreement (5)

4.7	Form of Securities Purchase Agreement, dated May June 9, 2006, by and among JED Oil Inc. and each of the persons listed on the Schedule of Purchasers attached thereto (6)

4.8	Form of Registration Rights Agreement, dated June 9, 2006, by and among JED Oil Inc. and each of the person listed on the Schedule of Purchasers attached to the Securities Purchase Agreement (6)

8.1	List of Subsidiaries*

58

Number	Exhibit
12.1	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act

12.2	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certifications of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act

13.2	Certifications of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act

15.1	Consent of Ernst & Young LLP

15.2	Consent of McDaniel & Associates Consultants Ltd.*

15.3	2nd Amended and Restated Agreement of Business Principles with Enterra Energy Trust, JED Oil Inc. and JMG Exploration, Inc. (3)

15.4	Senior Subordinated Convertible Note issued by the Company in August 2005. (4)

(1)	Incorporated by reference from JED’s Registration Statement on Form S-1 (File No. 333-111435) filed December 22, 2003.

(2)	Incorporated by reference from JED’s Amended Registration Statement on Form S-1/A (File No. 333-111435) filed February 13, 2004.

(3)	Incorporated by reference from JED’s Annual Report on Form 20-F (File No. 333-111435) filed July 15, 2005.

(4)	Incorporated by reference from JED’s Registration Statement on Form F-3 (File No. 333-128711) filed September 30, 2005.

(5)	Incorporated by reference from JED’s Current Report on Form 6-K furnished June 6, 2006.

(6)	Incorporated by reference from JED’s Current Report on Form 6-K furnished June 21, 2006.

(7)	Incorporated by reference from JED’s Amended Registration Statement on Form F-3 (No. 333-128711) filed on November 6, 2006.

(8)	Incorporated by reference from JED’s Annual Report on Form 20-F filed June 30, 2006.

*	Previously filed.

59

Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

JED OIL INC.

By:	/s/ Thomas J. Jacobsen

	Name:	Thomas J. Jacobsen
	Title:	Chief Executive Officer
	Date:	July 6, 2007

By:	/s/ Richard D. Carmichael

	Name:	Richard D. Carmichael, c.a.
	Title:	Chief Financial Officer
	Date:	July 6, 2007

60

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

JED Oil Inc. and Subsidiary
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In United States Dollars)

	2006	2005	2004
For the years ended December 31	$	$	$

OPERATIONS
Net income (loss)	(74,152,821)	1,143,144	(8,546,930)
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Foreign exchange (gain) loss	1,055,018	(499,769)	1,088,921
Stock-based compensation	632,396	1,077,642	223,842
Amortization of deferred financing costs	921,273	—	—
Depletion, depreciation and accretion	79,011,109	3,502,762	4,958,331
Loss on sale of asset	17,448	—	—
Loss on equity investment	—	—	1,000,000
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	847,546	(4,063,621)	(2,529,260)
(Increase) decrease in prepaid expenses	281,088	(313,670)	144,281
Increase in due from Enterra Energy Trust	—	(4,409,044)	—
Decrease (increase) in due from related party	—	5,931	(5,931)
(Decrease) increase in accounts payable and accrued liabilities	(13,201,864)	6,368,257	2,799,182
Decrease in interest on convertible note payable	(338,889)	—	—

Cash provided by (used in) operations	(4,927,696)	2,811,632	(867,564)

FINANCING
Issue of convertible note, net of related costs	34,174,307	20,000,000	—
Issue of preferred shares, net of related costs	14,724,801	—	—
Issue of common shares, net of related costs	1,313,551	1,941,155	8,834,104
Issue of share purchase warrants	—	—	60,410
Proceeds of revolving loan	1,475,853	—	—
Preferred share dividends	(925,684)	—	—
Deferred financing costs incurred	(1,978,090)	—	—

Cash provided by financing activities	48,784,738	21,941,155	8,894,514

INVESTING
Increase in due from JMG Exploration, Inc.	(1,024,960)	(24,287)	(376,855)
Increase in loan to Enterra Energy Trust	—	(8,576,797)	(1,992,032)
Decrease in loan to Enterra Energy Trust	—	3,707,775	—
Payment of drilling advance (note 4)	—	(4,288,165)	—
Purchase of property and equipment	(64,161,454)	(35,582,239)	(8,882,531)
Proceeds on disposal of property and equipment	23,748,568	—	—
(Decrease) increase in accrued capital liabilities	(6,303,795)	6,893,949	1,231,385
Increase in long-term investment	—	—	(1,000,000)
Funds received from joint venture partner (note 14)	—	—	12,636,587
Funds advanced to joint venture partner (note 14)	—	—	(12,832,125)
Advance of loan by third party	—	—	4,527,277

Cash used in investing activities	(47,741,641)	(37,869,764)	(6,688,294)

Effect of foreign exchange on cash and cash equivalents	(1,554)	(1,088,611)	1,229,720

Net (decrease) increase in cash and cash equivalents	(3,886,153)	(14,205,588)	2,568,376

Cash and cash equivalents, beginning of year	4,451,419	18,657,007	16,088,631

Cash and cash equivalents, end of year	565,266	4,451,419	18,657,007

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