Form 20-F
period 2007-12-31
JED OIL INC.
filed 2008-07-15
CIK 1258021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2007.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ________________________ to ________________________
Commission file number 001-32000

JED OIL INC.
(Exact Name of Registrant as Specified in Its Charter)

Alberta, Canada
(Jurisdiction of Incorporation or Organization)

Box 1420
1601 - 15th Avenue
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

Common Shares, without par value at December 31, 2007: 23,852,292

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐ No ☒

If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒	International Financial Reporting Standards as issued ☐	Other ☐
by the International Accounting Standards Board

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐    Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

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

The financial data presented herein have been derived from, and are qualified in their entirety by reference to, our audited consolidated financial statements, which have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).

We publish our consolidated financial statements in United States (“U.S.”) dollars. In this report, except where otherwise indicated, all amounts are stated in U.S. dollars.

The following tables present a summary of our consolidated statements of operations and consolidated balance sheets derived from our audited consolidated financial statements for the five most recent financial years.

Consolidated statements of operations data:
(In thousands, except per share data)

	Year Ended December 31,
	2007	2006	2005	2004	2003
Petroleum and natural gas, before royalties	$14,859	$25,253	$9,659	$1,519	$	Nil
Net income (loss)	$10,540	$(74,153)	$1,143	$(8,547)		$(360)
Basic earnings (loss) per share	$0.64	$(5.21)	$0.08	$(0.81)	$	Nil
Diluted earnings (loss) per share	$0.64	$(5.21)	$0.07	$(0.81)	$	Nil

Consolidated balance sheet data:

(In Thousands)	As at December 31,
	2007	2006	2005		2004		2003
Total Assets	$79,616	$36,016		$75,719		$29,034		$20,929
Total stockholders’ equity (deficiency)	$(16,061)	$(42,251)		$27,605		$23,452		$20,865
Common shares outstanding	$23,852	$14,966		$14,630		$14,250		$0.00
Preferred shares outstanding	$1,797	$1,797		$0.00		$0.00		$11,400
Dividends declared on preferred shares	$2,775	$1,655	$	Nil	$	Nil	$	Nil

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

Our Business Has a Going Concern Uncertainty

The consolidated financial statements have been prepared on a going concern basis which assumes that JED Oil Inc. (“JED” or “the Company”) will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.

During the year ended December 31, 2007, the Company generated a net income of $10,539,797 (2006 - net loss of $74,152,821; 2005 - net income of $1,143,144) and realized a negative cash flow from operating activities of $503,405 (2006 - negative cash flow of $4,927,696; 2005 - positive cash flow of $2,811,632). The gain on sale of petroleum and natural gas properties of $12,301,908 was primarily responsible for the net income for the year ended December 31, 2007.

At December 31, 2007, JED had a consolidated working capital deficiency of $48,996,421 (December 31, 2006 - $3,033,553) and a stockholder’s deficiency of $16,061,026 (December 31, 2006 - $42,250,864). The Company’s large working capital deficiency and change in working capital from the prior year are as a result of the Convertible Note Payables becoming current during the year. The Company requires additional funds to maintain operations and discharge liabilities as they become due, as further discussed below. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The gain on sale of petroleum and natural gas properties and issues of common shares relating to the purchase of Caribou Resources Corp. during 2007 has significantly reduced the stockholder’s deficiency. The Company settled a contract for drilling services during the year ended December 31, 2007, that resulted in a loss of $1,931,327 and a payment by the drilling contractor to JED of an equal amount in cash. In the previous year, as at December 31, 2006, the Company had recorded significant non-cash write-downs of its petroleum and natural gas assets totaling $49,570,895 relating to impairments of Canadian assets and $16,444,640 relating to impairments of U.S. assets. These substantial losses in 2006 have contributed to an accumulated deficit of $73,353,000 at December 31, 2007 (December 31, 2006 - $85,321,927). There were no write-downs required for 2007.

On July 1, 2008, the holders of the Company’s 10% Senior Subordinated Convertible Notes (the “Notes”) have agreed to extend the Maturity Date for the redemption of the of the Notes, originally February 1, 2008, to September 30, 2008 to allow the Company to sell assets to redeem the Notes, or to October 21, 2008 if the sale transaction will require shareholder approval.

Preferred shareholders of the Company have agreed to an extension to the redemption date of their shares from February 1, 2008 to February 1, 2010 and have received a reduced conversion price to acquire common shares at $3.50 per share over that period. The agreement reduces the Company’s current cash requirement to redeem the preferred shares by $28,760,000 until 2010.

The outcome of these matters is dependant on factors outside of the Company’s control and cannot be predicted at this time.

The consolidated financial statements do not include any adjustments relating to the recoverability or classification of assets or the amounts or classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

We have identified Material Weaknesses in our Internal Controls

Management, including the Chief Executive Officer and Chief Financial Officer, carried out an assessment of the effectiveness of the Company’s internal controls over financial reporting and concluded that material weaknesses existed, as at December 31, 2007. See Item 15 “Controls and Procedures” for further information.

We received a notice of noncompliance from the American Stock Exchange (“AMEX”), and received an extension from AMEX until October 13, 2008. If we cannot demonstrate progress towards compliance over the extension period or achieve compliance with AMEX rules by October 13, 2008, we may be delisted from AMEX.

In April 2007, JED received notice from the AMEX that at December 31, 2006, the Company was not in compliance with Section 1003(a)(i) of the AMEX Company Guide which requires that a listed company must have either $2.0 million in shareholders’ equity or not have sustained losses from continuing operations or net losses in two out of three of its most recent fiscal years. In June 2007, the AMEX approved JED’s plan to come back into compliance and granted JED an extension until October 13, 2008 (the “Plan Period”) to achieve such compliance. JED will continue its listing during the extension, subject to periodic review. In the event that JED does not make progress towards compliance consistent with its approved plan, or is not in compliance at the end of the plan period, the Company may be subject to delisting proceedings by the AMEX.

In June 2008, the Company received correspondence from the AMEX informing the Company that, based on the recent announcements regarding the Canadian Chartered Bank not approving the $32 million credit facility without explanation, the Company currently risks its Plan Period being terminated based on the progress it has made with respect to its plan. Additionally, the AMEX is currently reviewing the Company with respect to its compliance with Section 1003(a)(iv) of the AMEX Company Guide which states that the Company must avoid financial impairment. The AMEX requested the Company provide a full discussion regarding its outstanding and maturing Notes, and what the Company has done, and will do, to address these. The Company responded to the AMEX’s request on June 30, 2008. Included in the response was a plan to sign an agreement with the holders of the Notes, which was signed on July 1, 2008 and has extended the Maturity Date for the redemption of the Notes, originally February 1, 2008, to September 30, 2008 to allow the Company to sell assets to redeem the Notes, or to October 21, 2008 if the sale transaction will require shareholder approval. The response also addressed the question of financial impairment and solvency of the Company through discussions of the Company’s reserves, average daily production and monthly cash flows. The Company has requested an extension to the Plan Period and is currently waiting for a response from the AMEX.

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

In addition, we regularly assess the carrying value of our assets in accordance with U.S. GAAP under the full cost method. If oil and natural gas prices become depressed or decline, the carrying value of our assets could be subject to downward revision. This occurred in the third quarter of 2006.

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

The price that we receive for a majority of our oil and natural gas is based on U.S. dollar denominated benchmarks, and therefore the price that we receive in Canadian dollars is affected by the exchange rate between the two currencies. A material increase in the value of the Canadian dollar relative to the U.S. dollar may negatively impact net production revenue by decreasing the Canadian dollars received for a given U.S. dollar price. We could be subject to unfavourable price changes to the extent that we have engaged, or in the future engage, in risk management activities related to foreign exchange rates, through entry into forward foreign exchange contracts or otherwise.

Actual reserves will vary from reserve estimates, and those variations could be material, and affect the market price of our Common Shares.

The reserve and recovery information contained in the independent engineering report prepared by CG Engineering Ltd. relating to our reserves is only an estimate and the actual production and ultimate reserves from our properties may be greater or less than the estimates prepared by CG Engineering Ltd.

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

The continuing production from a property, and to some extent the marketing of that production, is dependent upon the ability of the operators of those properties. At December 31, 2007, approximately 6% of our daily production was from properties operated by third (3rd) parties. To the extent a third (3rd) party operator fails to perform its functions efficiently or becomes insolvent, our revenue may be reduced. Third (3rd) party operators also make estimates of future capital expenditures more difficult.

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

We do no have a current credit facility. We may not be able to obtain financing on economic terms attractive to us, if at all.

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

We perform a cost recovery ceiling test which limits net capitalized costs to the estimated future net revenue from proven oil and gas reserves plus the cost of unproven properties less impairment, using year-end prices or average prices. Under U.S. GAAP, companies using the “full cost” method of accounting for oil and gas producing activities perform a ceiling test using discounted estimated future net revenue from proven oil and gas reserves with a discount factor of 10%. Prices used in the U.S. GAAP ceiling tests performed for this reconciliation were those in effect at the applicable year-end. Financing and administration costs are excluded from the calculation under U.S. GAAP. At December 31, 2006 JED realized a U.S. GAAP ceiling test write-down of $5,044,975. At September 30, 2006 JED realized a U.S. GAAP ceiling test write-down of $60,970,560. There were no such write-downs required at December 31, 2005 or 2007.

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

Item 4. Information on the Company

A.  History and development of the Company

JED Oil Inc. is an independent energy corporation that was incorporated under the laws of the Province of Alberta, Canada on September 3, 2003. Our head and principal office is located at Box 1420, 1601 - 15th Avenue, Didsbury, Alberta, T0M 0W0. Our office telephone number is (403) 335-2100. JED owns 100% of JED Oil (USA) Inc., which was incorporated under the laws of the state of Wyoming on May 5, 2004, and 100% of JED Production Inc., which was amalgamated under the laws of the Province of Alberta, Canada on January 1, 2005 as Caribou Resources Corp. and which we acquired effective July 31, 2007.

Olympia Trust Company, Calgary, Alberta is our registered transfer agent. The principal and head office of Olympia Trust Company is located at 2300, 125 9th Avenue S.E., Calgary, Alberta T2G 0P6.

3 Year History

The concept for the organization of JED was created by the management of Enterra Energy Trust (the “Trust”) and its administrator, Enterra Energy Corp. (“Enterra”). The business purpose was the creation of a company that would operate and develop Enterra's assets and possibly be a source of additional assets for the Trust. JED was appointed the operator of Enterra's assets and the employees of Enterra except the Chief Executive Officer and the Chief Financial Officer became employees of JED.

In 2004, JMG Exploration, Inc. (“JMG”) was incorporated under the laws of Nevada to be an exploration company. In February 2004, JED, the Trust and JMG formalized their verbal agreements for their synergistic relationships to each other and their joint business plans, by executing the Agreement of Business Principles, dated effective September 1, 2003 as between JED and the Trust, and August 1, 2005 as among JED, Enterra and JMG. Under the Agreement of Business Principles agreement Enterra would acquire assets, farmout the development drilling to JED and exploration drilling to JMG, and have the opportunity to acquire JED's production when JED decided to sell. JED, Enterra and JMG shared office space and staff under a Joint Services Agreement.

During 2005 there was recognition that the initial relationship between JED and the Trust had served its purpose in the start-up phase of both, and that it was now time for the relationship to evolve into more separation between the parties and more of a standard arms-length relationship. Enterra acquired a new management team in June, 2005 and began to employ its own staff. Effective January 1, 2006, the Technical Services Agreement was terminated and replaced by Joint Services Agreements between JED and Enterra, JED and JMG and Enterra and JMG. A number of JED's employees that had worked primarily with the production from existing wells became employees of Enterra. In addition JED and Enterra no longer shared office space, and during 2006 completed the process of separating all remaining shared software systems and other resources. The Agreement of Business Principles and the Joint Services Agreements between JED and Enterra and JMG and Enterra were terminated effective September 28, 2006.

During 2006 JED continued to supply staff, other than the CEO and CFO, and administrative services to JMG under their Joint Services Agreement. The growth and evolution of the business in 2005 also led to a conclusion that both companies would be strengthened by combining, and JED and JMG announced plans for a merger. Due to the volatility of the market prices of both companies stock in the fall of 2006, JMG terminated the merger proposal.

During 2007 JED did not provide any services to JMG, except to the extent that JED Oil (USA) Inc. is the operator of wells in which JMG has a working interest.

Significant Acquisitions

In June 2007, JED announced an offer to acquire Caribou Resources Corp. (“Caribou”), an arms length third party. Under the terms of the offer, JED offered to pay the major secured creditor of Caribou and any other creditors with security in priority to the major secured creditor in cash; to provide a pool of $345,500 cash and 5,000,000 JED common shares for the balance of Caribou’s creditors under a Plan of Arrangement the (“CCAA Plan”) under the Companies’ Creditors Arrangement Act (Canada), and to acquire all of the issued and outstanding common shares of Caribou in exchange for JED common shares on the basis of one JED common shares for each ten Caribou common shares, pursuant to an Arrangement Agreement (the “ABCA Arrangement”) under the Business Corporations Act (Alberta). JED acquired the position of the major secured creditor, including the liability owing by Caribou and a secured interest in all of Caribou’s assets, as the first step in the acquisition of Caribou. The CCAA Plan was approved by the creditors of Caribou and the Alberta Court of Queen’s Bench (the “Court”). The ABCA Arrangement was approved by Caribou’s shareholders and the Court, and was also approved by JED’s common shareholders under the rules of the American Stock Exchange. The acquisition of Caribou was completed July 31, 2007 and its name was changed to JED Production Inc.

On the acquisition of Caribou on July 31, 2007, the Company acquired petroleum and natural gas properties with a fair market value of $50.2 million, which included undeveloped land of $11.0 million.

Significant Dispositions

In June 2007, JED sold its petroleum and natural gas properties in the North Ferrier area of Alberta for approximately $33.9 million to an arms length third party. Proceeds from the sale paid JED’s outstanding draw on its revolving credit facility and financed the acquisition of the major secured debt and security against the assets of Caribou described in the “Significant Acquisitions” section above.

Capital Expenditures

Since the inception of the Company in September 2003 through December 31, 2007, we have invested $90.4 million in capital expenditures to drill wells and construct pipelines and facilities to transport and process our production volumes. A breakdown of the capital expended during this period is as follows:

Expenditure Type	Amount Spent From Inception to December 31, 2007
Petroleum and Natural Gas Properties	$89,434,628
Other	$960,594

Total Capital Expenditures	$90,395,222

Capital Commitments

During the three months ending March 31, 2008 JED had capital expenditures of $15.6 million. For the year 2008 we expect to incur $40 million in capital expenditures. The capital program will be funded from cash flow, debt and possibly equity financing. We expect to spend the entire capital program in Canada and the United States.

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

Revenues

JED’s revenue is principally from the sale of oil and natural gas liquids and natural gas, which sales occur in North America. For the year ended December 31, 2007, approximately 55% of the revenue from our properties was derived from natural gas and approximately 45% was derived from crude oil and natural gas liquids. JED has also earned interest revenue from the investment of excess cash in interest-earning investments. The summary of revenues by revenue type for the years ended December 31, 2007, 2006 and 2005 is as follows:

	Year Ended December 31,
	2007	2006	2005
Revenue
Oil and natural gas liquids	$6,683,143	$11,785,164	$6,705,384
Natural gas	$8,175,967	$13,468,089	$2,953,406
Interest	$707,060	$112,207	$604,592
Total Revenue	$15,566,170	$25,365,460	$10,263,382

Employees

At December 31, 2007, we had approximately twenty nine (29) employees and consultants working both in our head office and in field locations.

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

Seasonality

A significant portion of JED’s assets are located in north western Alberta and are subject to seasonal access restrictions. Summer access to many of the individual wellsites is limited to the use of all terrain vehicles or helicopter. Work requiring the movement of heavy equipment is done during the winter months when the construction of ice roads becomes possible. Additional access restrictions exist due to the presence of the endangered woodland caribou. The woodland caribou range covers much of JED’s property and is subject to additional regulatory requirements.

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

Pricing and Marketing - Oil and Natural Gas

The producers of oil are entitled to negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Such price depends in part on oil quality, prices of competing oils, distance to market, the value of refined products and the supply/demand balance. Oil exporters are also entitled to enter into export contracts with terms not exceeding one year in the case of light crude oil and two years in the case of heavy crude oil, provided that an order approving such export has been obtained from the National Energy Board of Canada, or NEB. Any oil export to be made pursuant to a contract of longer duration, to a maximum of twenty (25) years, requires an exporter to obtain an export license from the NEB and the issuance of such license requires the approval of the Governor in Council. In addition, the pro-rationing of capacity on the inter-provincial pipeline systems continues to limit oil exports.

The price of natural gas is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices with purchasers, provided that the export contracts meet certain other criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than two years or for a term of two to twenty years, in quantities of not more than 30,000 m3/day, must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration, up to a maximum of twenty five (25) years, or a larger quantity, requires an exporter to obtain an export license from the NEB and the issuance of such license requires the approval of the Governor in Council.

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

In the Province of Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the Alberta Royalty Tax Credit, (“ARTC”) program. The ARTC rate is based on a price sensitive formula and the ARTC rate varies between 75% at prices at and below $100 per thousand cubic metres and 25% at prices at and above $210 per thousand cubic metres. The ARTC rate is applied to a maximum of Cdn$2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from a corporation claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate will be established quarterly based on the average “par price”, as determined by the Alberta Department of Energy for the previous quarterly period.

Crude oil and natural gas royalty holidays for specific wells and royalty reductions reduce the amount of Crown royalties paid by JED to the provincial governments. In general, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties. Effective January 1, 2007, the ARTC program was terminated.

On October 25, 2007, the Alberta Government released its plan to modify the existing royalty structure within the Province of Alberta effective January 1, 2009. Details of the plan are published in the report entitled The New Royalty Framework and can be found on the Alberta Government website. JED continues to assess the modified royalty structure to determine the effects on its’ Alberta properties.

The North American Free Trade Agreement

On January 1, 1994, the North American Free Trade Agreement ("NAFTA") among the governments of Canada, the U.S. and Mexico became effective. The NAFTA carries forward most of the material energy terms contained in the Canada-U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports to the U.S. or Mexico will be allowed provided that any export restrictions do not: (i) reduce the proportion of energy resource exported relative to domestic use (based upon the proportion prevailing in the most recent 36-month period), (ii) impose an export price higher than the domestic price; and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

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

C. Organizational Structure

JED Oil Inc. is an independent energy corporation that was incorporated under the laws of the Province of Alberta, Canada on September 3, 2003. Our head and principal office is located at Box 1420, 1601 - 15th Avenue, Didsbury, Alberta, T0M 0W0. JED owns 100% of JED Oil (USA) Inc., which was incorporated under the laws of the state of Wyoming on May 5, 2004, and 100% of JED Production Inc., amalgamated as Caribou Resources Corp. on January 1, 2005 under the laws of the Province of Alberta, Canada and acquired July 31, 2007

D. Property, Plant and Equipment

JED has assets in the Steen, Bistcho, Larne and Lessard areas of Northern Alberta, and west Ferrier in west central Alberta, in Canada and through JED Oil (USA) Inc., we have assets in Pinedale, Wyoming. JED has created a significant inventory of prospects in these areas and is in the process of evaluating and acquiring others, such as the acquisition of an additional 5120 acres in Northern Alberta.

Alberta, Canada

Northern Alberta

JED has a 95% working interest in a very large group of assets controlled by JED Production Inc. (“JPI”), a wholly owned subsidiary of JED originating from the acquisition of Caribou Resources Corp. The Northern Alberta assets are located in the western corner of the province and provide a significant land base to pursue natural gas and light oil development opportunities.

JED’s 2007 drilling activities in Northern Alberta focused on light oil development drilling surrounding the Steen River Astrobleme structure. Three (3) wells (2.85 net) were drilled at Marlowe West. A workover was performed on an existing well and three (3) wells (2.85 net) were drilled at Marlowe North. As of December 31, 2007, all of the wells at Marlowe North were on production. The Marlowe West wells are awaiting completion and tie in operations.

Ferrier Area

JED refers to its remaining Ferrier assets as West Ferrier to distinguish it from the North Ferrier assets that were sold in June of 2007. The property is located in west central Alberta and consists of two (2) sections of land. In 2007, JED drilled three (3) (2.4 net) wells targeting the liquids rich Ellerslie and Rock Creek formations resulting in one (1) (0.8 net) Ellerslie producing gas well and two (2) (1.6 net) standing wells with Ellerslie and Rock Creek gas potential.

Wyoming, USA

Pinedale Area

JED has an interest in and operates two (2) producing wells located on the Pinedale Anticline. The Pinedale Anticline is in the north western part of the Green River Basin, immediately west of the Wind River Range and northeast of the prolific Jonah gas field. The Anticline produces gas from the Lance and Mesaverde formations at depths between 8000’ and 15000’. At present the company has no plans to further develop this property but is actively seeking a farmout arrangement.

Reserves and Present Value Summary

Proved oil and gas reserves are the estimated quantities of natural gas, crude oil, condensate and NGLs that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Reserve estimates are considered proved if economical productivity is supported by either actual production or conclusive formation tests. Estimated reserves that can be produced economically through application of improved recovery techniques are included in the “proved” classification when successful testing by a pilot project or the operation of an active, improved recovery program in the reservoir provides support for the engineering analysis on which the project or program is based. Estimated proved developed oil and gas reserves can be expected to be recovered through existing wells with existing equipment and operating methods.

JED emphasizes that its reported reserves are estimates which, by their nature, are subject to revision. The estimates are made using available geological and reservoir data, as well as production performance data. These estimates are reviewed annually, and revised either upward or downward, as warranted by additional performance data.

In this Form 20-F, certain natural gas volumes have been converted to barrels of oil equivalent (“BOEs’’) on the basis of six thousand cubic feet (“Mcf’’) to one (1) barrel (“bbl’’). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six Mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent equivalency at the wellhead.

JED has its reserves evaluated by independent engineers every year. CG Engineering Ltd. (“CG Engineering”) independently evaluated JED’s reserves at December 31, 2007. These recovery and reserve estimates of JED’s interest in the described properties are estimates only; the actual in the properties in which we have an interest may be more or less than those calculated. The extent and character of the material information supplied by JED including, but not limited to, ownership, well data, production, price, revenues, operating costs and contracts were relied upon by CG Engineering in preparing the report. In the absence of such information, CG Engineering relied upon their opinion of reasonable practice in the industry. The CG Engineering report may be examined at the office of JED located at Box 1420, 1601 - 15th Avenue, Didsbury, Alberta, T0M 0W0, during normal business hours.

Reserve Quantity Information

Estimated quantities of proved oil (including natural gas liquids) and natural gas reserves at December 31, 2007, 2006 and 2005 and changes in the reserves during those years, are shown in the following two tables:

	2007	2006	2005
Proved developed and undeveloped reserves - Oil & Natural Gas Liquids (mboe)
At January 1	317.4	1,040.5	446.4
Extensions, discoveries and other additions	1605.5	(536.6)	732.7
Production (sales)	113.5	(186.2)	(138.6)

At December 31	1809.4	317.4	1,040.5

Proved developed reserves - Oil & Natural Gas Liquids (mboe)
At January 1	298.8	767.8	400.4
At December 31	1292.0	298.8	767.8

	2007	2006	2005
Proved developed and undeveloped reserves - Gas (mboe)
At January 1	1,005.3	2,349.7	55.2
Extensions, discoveries and other additions	438.0	(1,043.4)	2,347.0
Production (sales)	217.6	(301.0)	(52.5)

At December 31	1,225.7	1,005.3	2,349.7

Proved developed reserves - Gas (mboe)
At January 1	946.9	1,018.3	43.0
At December 31	989.6	946.9	1,018.3

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

Total proved reserves increased to 3035.0 mboe from 1322.7 mboe at the end of 2006.

Land Holdings

At December 31, 2007, 2006 and 2005, JED had the following land holdings, all of which are in Canada and the United States:

	2007		2006		2005
	gross	net	gross	net	gross	net
Developed acres	6,682	4,861	18,864	17,803	23,352	16,622
Undeveloped acres	166,776	148,702	23,030	13, 018	4,160	3,570
Total acres	173,458	153,653	41,894	30,821	27,512	20,192

Production

The following table summarizes JED’s working interest production, net before royalties, during the periods indicated:

	Years ended December 31,
	2007	2006	2005
Oil and NGLs (mbbl)	113.5	236.2	167.2
Gas (mmcf)	217.6	2,215.8	379.6
Total (mboe)	331.1	605.5	230.3
Average production in boed	907	1,659.0	631.0

Definitions:

“boed”	means barrels of oil equivalent produced per day.

“mboe”	means thousands of barrels of oil equivalent, meaning one barrel of oil or one barrel of natural gas liquids or six mcf of natural gas.

“mbbl”	means thousands of barrels, with respect to production of crude oil or natural gas liquids.

“mmcf”	means millions of cubic feet, with respect to production of natural gas.

“NGLs”
means natural gas liquids, being those hydrocarbon components recovered from raw natural gas as liquids by processing through extraction plants or recovered from field separators, scrubbers or other gathering facilities. These liquids include the hydrocarbon components ethane, propane, butanes and pentanes plus, or a combination thereof.

Average Sales Prices

	Year Ended December 31,
	2007	2006	2005
Oil, per barrel*	$54.91	$50.87	$40.11
Natural Gas, per mcf	$6.26	$6.01	$7.78
* Not including NGLs

Average Production Costs

	Year Ended December 31,
	2007	2006	2005
Per BOE*	$12.94	$7.80	$6.14
* Includes NGLs

Drilling

JED’s drilling history is as follows:

	2007		2006		2005
Wells drilled	Gross	(Net)	Gross	(Net)	Gross	(Net)

Oil	6	(5.7)	4	(1.8)	31	(12.6)
Natural Gas	3	(2.4)	15	(9.6)	43	(31.0)
Injection and water disposal	0	(0)	1	(0.7)	0	(0.0)
Abandoned	1	(1)	2	(1.4)	6	(3.2)
Total	10	(10.5)	22	(13.5)	80	(46.8)

Notes:
(1)	“Gross” wells mean the number of whole wells.
(2)	“Net” wells means JED’s working interest in the gross wells.

Oil and Gas Wells

The following table summarizes JED’s interest in producing and non-producing oil and gas wells as at December 31, 2007:

	Oil Wells		Gas Wells		Non Producing		Grand Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta, Canada	15	(10.5)	61	(42)	85	(64.7)	161	(117.2)
Wyoming, USA	0	(0)	2	(1.1)	0	(0)	2	(1.1)
Totals:	15	(10.5)	63	(43.1)	8	(64.7)	163	(118.3)

Item 5. Operating and Financial Review and Prospects

A. Operating Results

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the audited consolidated financial statements of JED Oil Inc. for the years ended December 31, 2007, 2006 and 2005, together with accompanying notes.

Discussion with regard to JED’s 2008 outlook is based on currently available information. All amounts are stated in U.S. dollars except where otherwise indicated. The financial data presented below has been prepared in accordance with U.S. GAAP. The reporting currency is the U.S. dollar and the functional currency is the Canadian dollar.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report includes forward looking statements. All statements other than statements of historical facts contained in this report, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described elsewhere in this report.

Other sections of this report may include additional factors, which could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

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

BUSINESS AND OIL AND GAS RISKS

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

See Item 3.D for further discussions of risk factors that could materially adversely affect our operating results and financial condition.

GOING CONCERN UNCERTAINTY

The consolidated financial statements have been prepared on a going concern basis which assumes that JED will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. See Item 3. D “Risk Factors” for further discussion of going concern uncertainty.

OVERVIEW

The most significant event during 2007 was the acquisition of Caribou Resources Corp. which was completed in the third quarter. Funds were provided mainly through the sale of the North Ferrier and Sousa properties in Alberta as well as by the issuance of approximately 8,853,000 common shares of JED. The acquisition was completed on July 31, 2007 and the operations of Caribou have been included in the consolidated statements of operations from that date forward. Caribou is a wholly-owned subsidiary of JED and its name has been changed effective August 1, 2007 to JED Production Inc. The acquisition was accounted for as a business combination using the purchase price method of accounting. The fair market value of the liabilities assumed has been adjusted to equal the value of the consideration paid. Prior to the acquisition, Caribou had filed for protection under the Canadian Companies’ Creditors Arrangement Act (Canada) (“CCAA”) and therefore the acquisition was completed under plans of arrangement pursuant to the Business Corporations Act (Alberta) and the CCAA.

The Company had an active fourth quarter of 2007 with the implementation of its strategy of growth through the development of its Northern Alberta properties. The Company’s production for the fourth quarter of 2007 averaged 1,005 BOE/d compared to 1,278 BOE/d in the same quarter of 2006, and 907 BOE/d for the year 2007 compared to 1,659 BOE/d in 2006. Production is lower overall due to the sale of North Ferrier and Sousa assets in 2007. Production from the purchased assets has been increased substantially in late December due to the drilling program that began in late November 2007. The Company’s production exit rate at the end of 2007 was 2,108 BOE/d. The initial capital program will extend through the first quarter of 2008.

Revenue has declined in 2007 compared to 2006 due to the result of significant asset sales in the fourth quarter of 2006 that impacted 2007 production, additional sales in the second quarter of 2007 and normal production declines. The impact of these sales were partially offset by the purchase of Caribou’s assets. It is expected that 2008 will see a significant increase in revenue as a result of the drilling program, as wells come on-stream from those efforts.

RECENT EVENTS

On January 25, 2008, JED sold all of its petroleum and natural gas property interest in the Midale Prospect area of North Dakota, USA to a third party for proceeds totaling of $3.5 million.

On June 10, 2008, 312,500 Series B Preferred Shares at stated value of $16 per share were converted to 1,428,571 common shares at $3.50 per share.

On June 23, 2008, the Company changed the exercise price of all outstanding stock options to $1.50 per share.

On July 1, 2008, the holders of the Company’s 10% Senior Subordinated Convertible Notes have agreed to restructure the Notes and provide for their redemption as discussed under item 3. D.

SELECTED ANNUAL INFORMATION
(in thousands, except per share data)

	2007	2006	2005
Revenue, before royalties	$14,859	$25,253	$9,659
Cash provided by (used in) operations	$(503)	$(4,928)	$2,812
Net income (loss) applicable to common stockholders	$11,969	$(77,558)	$1,143
Net income (loss) per share - basic (1)	$0.64	$(5.21)	$0.08
Net income (loss) per share - diluted (1)	$0.64	$(5.21)	$0.07
Preferred share dividends - per share	$1.60	$0.92	$-
Capital expenditures	$26,234	$76,984	$43,708
Working capital (deficiency)	$(48,996)	$(3,034)	$(3,616)
Total assets	$79,616	$36,016	$75,719
Total long-term liabilities	$4,793	$40,989	$21,401
Production (BOE/d)	907	1,659	631

OPERATIONS SUMMARY
(in thousands, except percentages and per share data)

	2007			2006
	$	$/BOE	%	$	$/BOE	%
Petroleum and natural gas revenue	14,859	44.88	95.5	25,253	41.71	99.6
Interest	707	2.14	4.5	112	0.18	0.4
Total revenue	15,566	47.02	100.0	25,365	41.90	100.0
Royalties, net of ARTC	255	0.77	1.6	4,651	7.68	18.4
Production costs	4,284	12.94	27.5	4,725	7.80	18.6
Field netback (1)	11,027	33.31	70.8	15,989	26.41	63.0
General and administrative(2)	4,610	13.93	29.6	4,028	6.65	15.9
Interest on convertible note and revolving loan	3,529	10.66	22.7	4,495	7.42	17.7
Funds from operations (1)	2,887	8.72	18.5	7,466	12.33	29.4
Stock based compensation	821	2.48	5.3	632	1.04	2.5
Amortization of deferred finance costs	1,736	5.24	11.2	921	1.52	3.6
Depletion, depreciation and accretion	7,366	22.25	47.3	79,011	130.50	311.5
Foreign exchange (gain) loss	(7,008)	(21.17)	(45.0)	1,055	1.74	4.2
(Gain) on sale and settlements	(10,567)	(31.92)	(67.9)	-	-	-
Net income (loss)	10,540	31.84	67.7	(74,153)	(122.47)	(292.3)
Preferred share dividends	(2,775)	(8.38)	(17.8)	(1,655)	(2.73)	(6.5)
Amortization of preferred share issuance costs	(540)	(1.63)	(3.5)	(299)	(0.49)	(1.18)
Foreign exchange gain (loss) on preferred shares	4,744	14.33	30.5	(1,451)	(2.40)	(5.72)
Net income (loss) applicable to common stockholders	11,969	36.15	76.9	(77,558)	(128.09)	(305.8)
(1)
Both field netback and funds from operations are non-GAAP measures and may not be comparable to the calculation of similar measures for other entities. Field netback is defined as total revenues less field related costs including royalties, net of ARTC, and production costs.

(2)	General and administrative expense is shown net of stock based compensation expense.

PRODUCTION AND REVENUE
(in thousands except for percentages, volumes and per unit amounts)
	2007	2006	Change
Production
Crude oil and natural gas liquids (bbl/d)	311	635	(51%)
Natural gas (mcf/d)	3,577	6,144	(42%)
Oil equivalent (BOE/d)	907	1,659	(45%)

Production Revenue
Crude oil and natural gas liquids	$6,683	$11,785	(43%)
Natural gas (mcf/d)	$8,176	$13,468	(39%)
Production revenue	$14,859	$25,253	(41%)

Average Prices
Crude oil and natural gas liquids ($/bbl)	$58.87	$50.87	16%
Natural gas ($/mcf)	$6.26	$6.01	4%
Oil equivalent ($/BOE)	$44.88	$41.71	8%

Production increased 20% from the third quarter to the fourth quarter of 2007 but shows a decline of 21% in the fourth quarter of 2007 compared to the same quarter of 2006. As noted previously the sale of assets in late 2006 and early 2007 and natural declines, offset partially by the purchase of Caribou’s assets in mid 2007 led to the year to year decreases. The increase from the previous quarter is due to the difference in the date of purchase of the Caribou assets versus the sale of the Ferrier property. In the third quarter, the Company lost a month’s revenue from the Ferrier properties while the Caribou purchase was not effective until July 31, 2007.

In 2007, JED continued its development of its West Ferrier property in addition to assessing and evaluating of the assets associated with the Caribou Resources Corp. acquisition.

JED’s development of the West Ferrier property targeted liquids rich natural gas from the Ellerslie and Rock Creek formations. JED drilled 3 wells (2.4 net) resulting in one producing Ellerslie gas well (0.8 net) and 2 standing Ellerslie/Rock Creek wells (1.6 net). Production from the two producing West Ferrier wells as of December 31 2007 is 100 BOE/d (79BOE/d net). JED is currently considering offers for the West Ferrier assets as part of a plan to generate funds that would be re-invested into further drilling activity.

In Northern Alberta, JED, through its wholly owned subsidiary JED Production Inc. conducted a thorough geological review of the assets associated with the Caribou Resources acquisition. The company formulated an aggressive development plan to exploit what it believed to be overlooked oil production potential in a time of high and increasing oil prices. The successful workover of an existing well at Marlowe North was followed by an aggressive drilling program resulting in 3 (2.85 net) producing Keg River oil wells. The company also continued development at Marlowe West by drilling 3 wells (2.85 net) resulting in 2 (1.9 net) Keg River Oil wells and 1 (0.95 net) standing Keg River oil well.

All four Marlowe North wells were placed on production in Q4 and as of Dec. 31, 2007 were contributing an additional 1154 BOE/d. Completion, testing, and tie-in of the wells located at Marlowe North was completed in Q1 of 2008.

Petroleum and natural gas revenue during the fourth quarter of 2007 increased 57% from the previous quarter and was 3% lower than the same quarter in 2006. The changes in revenues are primarily due to the changes in volumes during those periods, as well as the increase in oil prices and the Company’s mix of oil versus natural gas.

The Company currently has no derivative financial or physical delivery contracts in place and did not have any in place throughout 2007 or 2006.

During 2006 JED drilled 16 wells (9.6 net) with 100% success encountering gas in the liquids rich Ellerslie and Rock Creek Formations for a total of 25 (15.9 net) wells in Ferrier. A compression facility was also constructed in 2006 in this area and four sections of land were purchased at an Alberta Crown land sale. In the property swap with Enterra effective July 1, 2006, JED acquired additional assets in Ferrier. Prior to the property swap with Enterra, JED had the option to earn a 70% working interest per spacing unit by paying 100% of the drilling, completion and tie-in costs under a farm-in from Enterra on 35,877 acres of land. Effective November 1, 2006, JED sold its assets in East Ferrier, because they lacked the parameters for upside that JED is targeting. At December 31, 2006, JED held interests in 20 wells (18.75 net) in North Ferrier, with an additional 4 to 6 possible drilling locations. JED is currently considering offers for the North Ferrier assets as part of a plan to generate funds that would be reinvested into further drilling activity.

The Company also developed a property in north eastern British Columbia in the Desan area. JED drilled six (6) wells resulting in four (4) producing wells (net 2.8). The assets were sold as part of the swap agreement with Enterra.

JED Oil (USA) Inc. (“JED USA”) was also active during 2006 in North Dakota and Wyoming through farm-in agreements with JMG Exploration Inc. (“JMG”). JED started drilling the North Dakota Midale zone play in early 2006 as a follow up to an offsetting exploratory Midale horizontal well drilled by JMG in late 2005. During 2006 JED drilled 4 (1.8 net) Midale horizontal wells. The area has year round drilling access. The Wyoming property in the Pinedale area was very disappointing given its location. The property is adjacent to a large productive hydrocarbon pool and wells in the area are expensive to drill. The Company encountered water on its first drilling location which hampered production.

The Company had a 70% interest under farm-in from JMG (a related party) in one North Dakota Bakken zone horizontal well offsetting an exploratory discovery well drilled by JMG. The well was put on production in January 2006. Effective October 1, 2006, JMG sold its Bakken assets and JED USA sold its interest in the well to the same buyer.

JED USA also drilled two (2) natural gas wells (net 1.1) in the Pinedale area of Wyoming and put them on production during 2006 as part of a farm-in arrangement with JMG.

ROYALTIES
(in thousands except BOE amounts)

	2007		2006
	$	$/BOE	$	$/BOE
Crown royalties	(13)	(0.04)	4,132	6.82
Other royalties	268	0.81	960	1.59
Gross royalties	255	0.77	5,092	8.41
Alberta Royalty Tax Credit (ARTC)	-	-	(441)	(0.73)
Net royalties	255	0.77	4,651	7.68

Gross Royalties on a barrel of oil equivalent basis declined substantially from 2006 due to production and revenue reductions during the year. The Company applied for and received gas cost allowances that reduced royalties owed for the year. Crown royalties per BOE were eliminated due to the impact of the gas cost allowance credits.

PRODUCTION EXPENSES
(in thousands except for percentages and BOE amounts)

	2007	2006	Change
Production expenses	$4,284	$4,725	(9%)
Production expenses per boe	$12.94	$7.80	66%

Production expenses, which include transportation costs, increased 66% to $12.94 per BOE from $7.80 per BOE in 2006. The increase per BOE is attributed to the mix of assets that JED had in 2007 with an increase in Northern Alberta assets which have much higher production costs.

Production expenses for the fourth quarter of 2007 were $2.2 million or $23.79 per BOE compared with $0.8 million and $13.82 per BOE in the fourth quarter of 2006. The increase reflects the high production costs relating to the gas properties in Northern Alberta. The Company estimates that production costs per BOE will be significantly reduced once the impact of new oil production from those assets is felt.

GENERAL AND ADMINISTRATIVE EXPENSES
(in thousands except for percentages and BOE amounts)

	2007	$/BOE	2006	$/BOE
Gross general and administrative expense	$6,095	$18.41	$6,457	$10.67
Overhead recoveries and capitalized general and administrative	$(664)	$(2.01)	$(1,797)	$(2.97)
General and administrative expenses, net of recovered amounts	$5,431	$16.41	$4,660	$7.70

Gross general and administrative expenses (“G&A”), decreased by 6% in 2007 when compared to 2006. On a per BOE basis net G&A costs increased by 213% mainly due to lower production in 2007. The Company did not have an equivalent level of recovery of costs as it did in 2006. The first quarter of 2007 also had higher G&A costs due to transitional costs of reducing staff and moving the head office to Didsbury, Alberta.

STOCK-BASED COMPENSATION

Stock-based compensation increased 30% in 2007 to approximately $820,000 compared to approximately $632,000 in 2006. The increase in expense was due to the impact of forfeiture adjustments.

Stock-based compensation related to the issue of stock options is amortized over the vesting period of three (3) years.

DEFERRED FINANCING COSTS

Costs incurred in the issuance of debt are capitalized and amortized over the life of the debt instrument.

FOREIGN EXCHANGE

The strengthening of the Canadian dollar against the U.S. dollar in 2007 has resulted in large unrealized gains on foreign exchange. The total foreign exchange gain in 2007 was $7.0 million compared to a loss of $1.1 million in 2006.

DEPLETION, DEPRECIATION AND ACCRETION

Depletion is determined on the unit-of-production method based on estimated gross proved reserves at constant prices and costs as determined by independent engineers. Costs of unproven properties, seismic and undeveloped land, net of impairments, are excluded from the depletion calculation and future capital costs associated with proved undeveloped reserves are included. The large decrease in depletion, depreciation, and accretion for the year 2007 versus the prior year 2006 is a result of production differences explained previously and a large ceiling test write-down in 2006. The ceiling test write-downs reduced the capitalized costs included in the depletion calculation which in turn reduced the expense amount recognized in 2007.

The Company recognizes an asset retirement obligation “ARO” associated with the retirement of tangible long-lived assets as a liability in the period in which it is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated asset. The cost of the tangible asset, including the initially recognized ARO is depleted such that the cost of the ARO is recognized over the useful life of the asset. The ARO is recorded at fair value and accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value.

The provision for asset retirement obligations are determined by management in consultation with the Company’s independent engineers and are based on prevailing regulations, costs, technology and industry standards. The estimated present value of the Company’s asset retirement obligation is $4.8 million (2006 - $1.2 million) based on an estimated cost of $7.8 million (2006 - $1.9 million), determined using a credit adjusted risk free interest rate of 8% and an inflation rate of 2%. These obligations will be settled at the end of the estimated useful lives underlying the assets, which currently extend up to 14 years into the future. Current expenditures for actual abandonment and site restoration in 2007 were $0.3 million (2006 - $nil).

For the fourth quarter of 2007, depletion, depreciation and accretion expense was $1.6 million compared with $5.1 million in the fourth quarter of 2006. The decrease is due to decreased production for the period and lower capital costs of new reserves.

INTEREST EXPENSE

Interest expense for 2007 is lower than in 2006 at $3.5 million versus $4.5 million a year earlier. The Company had the convertible notes outstanding for the full year with very little of its arranged line of credit outstanding in 2007. In 2006 the Company had significant lines of credit outstanding but only $20 million of convertible notes until it increased the convertible notes outstanding from $20 million to roughly $40 million in June 2006.

Interest incurred in the fourth quarter of 2007 amounted to $1.0 million compared to $1.8 million in the fourth quarter of 2006 when the Company had both convertible notes and bank lines outstanding.

INCOME TAXES

The Company has recorded no current or future income taxes, capital taxes or other taxes for the years 2007 and 2006. The Company has non-capital losses in Canada for income tax purposes totaling approximately $12.9 million that are available for application against future taxable income and will expire between the years 2012 and 2027.

The Company incurred non-capital losses in the United States for income tax purposes for the years 2007, 2006 and 2005 totaling approximately $15.1 million that are available against future taxable income and will expire between the years 2025 and 2026.

NET INCOME (LOSS)
(in thousand’s except for per share amounts)

	2007	2006
Net income (loss) applicable to common stockholders	$11,969	$(77,558)
Net income (loss) - per basic share (1)	$0.64	$(5.21)
Net income (loss) - per diluted share (1)	$0.64	$(5.21)
Weighted average shares outstanding - basic (1)	18,682	14,873
Weighted average shares outstanding - diluted (1)	18,682	14,873
(1)	Per share information and weighted average shares outstanding have been adjusted to reflect the 3-for-2 stock split that occurred on October 12, 2005.

Net income increased by $89.6 million from a $77.7 million net loss in 2006 to a net income of $12.0 million in 2007. The large ceiling test write-downs in 2006 were the largest single cause of the variance making up over $66 million of the amount. In addition the Company recorded a gain on the sale of properties of $12.3 million in 2007. Net income per share improved to $0.64 per share versus a loss of $5.21 per share in 2006

RELATED PARTY TRANSACTIONS

See Item 7 for discussion of related party transactions.

CRITICAL ACCOUNTING POLICIES

Policies and the Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect reported assets and liabilities, disclosures of contingencies and revenues and expenses. Management is also required to adopt accounting policies that require the use of significant estimates. Actual results could differ materially from those estimates. A summary of significant accounting policies adopted by the Company can be found in note 2 to the Consolidated Financial Statements. In assisting the Company’s Audit Committee to fulfill its financial statement oversight role, management regularly meets with the Committee to review the Company’s significant accounting policies, estimates and any significant changes thereto, including those discussed below.

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

Reserves recognition is also impacted by economic considerations. In order for reserves to be recognized, they must be reasonably certain of being produced under existing economic and operating conditions, which is viewed as being at year-end commodity prices with a cost profile based on current operations. As economic conditions change, primarily as a result of changes in commodity prices and, to a lesser extent, operating and capital costs, marginally profitable production, typically experienced in the later years of a field’s life cycle, may be added to reserves or conversely, may no longer qualify for reserves recognition.

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

Depletion and Depreciation Expense (D&D)

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

In performing its quarterly ceiling test, the Company limits, on a country-by-country basis, the capitalized costs of proved oil and gas properties, net of accumulated depletion, depreciation and amortization (“DD&A”) and deferred income taxes, to the estimated future net cash flows from proved oil and gas reserves based on period-end prices, discounted at 10%, net of related tax effects, plus the value of unproved properties. If capitalized costs exceed this limit, the excess is charged to additional DD&A expense.

Given the volatility of oil and gas prices, it is reasonably possible that the Company's estimate of discounted future net cash flows from proved oil and gas reserves could change in the near term. If oil and gas prices decline significantly, even if only for a short period of time, it is possible that write-downs of petroleum and natural gas properties could occur, as demonstrated by the write-downs in 2006.

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

Stock-Based Compensation

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

IMPACT OF NEW ACCOUNTING POLICIES

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157 and FSP FAS 157-2, “Fair Value Measurements” which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years except as delayed by FSP FAS 157-2 which defers the effective date on certain non-financial assets and liabilities to fiscal years beginning after November 15, 2008. This statement defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. Management has determined that this pronouncement does not have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities -Including an Amendment of FASB Statement No. 115”, which is effective for fiscal years beginning after November 15, 2007. This statement permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. Management has determined that this pronouncement does not have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.

Offsetting Fair Value Amounts

In April 2007, the FASB issued FASB Staff Position FIN 39-1, “Amendment of FASB Interpretation No. 39” (“FSP FIN 39-1”), which amended FIN 39, to indicate that the following fair value amounts could be offset against each other if certain conditions of FIN 39 are otherwise met: (a) those recognized for derivative instruments executed with the same counterparty under a master netting arrangement and (b) those recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) arising from the same master netting arrangement as the derivative instruments. In addition, a reporting entity is not precluded from offsetting the derivative instruments if it determines that the amount recognized upon payment or receipt of cash collateral is not a fair value amount. FSP FIN 39-1 is effective at the beginning of the first fiscal year after November 15, 2007. Management has determined that this pronouncement does not have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.

Non-controlling Interests in Consolidated Financial Statements

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements - an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 requires companies with non-controlling interests to disclose such interests clearly as a portion of equity but separate from the parent’s equity. The non-controlling interest’s portion of net income must also be clearly presented on the Income Statement. SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and the Company does not expect this pronouncement to have a significant impact on our consolidated financial position, results of operations or cash flows.

Business Combinations

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R broadens the guidance of SFAS 141, extending its applicability to all transactions and other events in which one entity obtains control over one or more other businesses. It broadens the fair value measurement and recognition of assets acquired, liabilities assumed, and interests transferred as a result of business combinations. SFAS 141R expands on required disclosures to improve the statement users’ abilities to evaluate the nature and financial effects of business combinations. SFAS 141R is effective for fiscal year beginning on or after December 15, 2008. Management is currently evaluating the potential impact of this statement on future business combinations.

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, FASB issued Statement 161, “Disclosures about Derivative Instruments and Hedging Activities”, an amendment of SFAS No. 133. The statement requires qualitative disclosures about the objectives and strategies for using derivatives, quantitative data about the fair value of gains and losses on derivative contracts and details of credit risk-related contingent features in their hedged positions. The statement also requires the disclosure of the location and amounts of derivative instruments in the financial statements. This statement is effective for fiscal years and interim periods beginning on or after November 15, 2008. Management does not expect the adoption of this statement to have a material impact on our results of operations or financial position.

SUMMARY OF QUARTERLY RESULTS
(in thousands except for percentages and per share amounts)

2007 Quarter Ended

	March 31	June 30	September 30	December 31
Revenue before royalties	$3,325	$3,791	$3,011	$4,732
Net income applicable to common stockholders	$(4,017)	$14,646	$(1,226)	$1,137
Net income per share - basic	$(0.27)	$0.98	$(0.06)	$0.06
Net income per share - diluted	$(0.27)	$0.98	$(0.06)	$0.06
Capital expenditures (includes non-cash amounts)	$3,206	$931	$10,449	$11,648
Production (BOE/d)	914	871	839	1,005

2006 Quarter Ended
	March 31	June 30	September 30	December 31
Revenue before royalties	$4,637	$8,639	$7,096	$4,881
Net loss applicable to common shareholders	$(22)	$468	$(61,555)	$(16,449)
Net loss per share - basic	$0.00	$0.03	$(4.12)	$(1.07)
Net loss per share - diluted	$0.00	$0.03	$(4.12)	$(1.07)
Capital expenditures (includes non-cash amounts)	$31,126	$10,011	$32,521	$3,326
Production (BOE/d)	1,250	2,277	1,757	1,278

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

See Item 15 “Controls and Procedures” for management’s report on internal controls over financial reporting.

B. Liquidity and Capital Resources

The Company added a going concern uncertainty note in the financial statements in 2006 and has retained the note for the current period. The Company has a large working capital deficiency primarily from the notes coming due within the year, as well as a stockholder’s deficiency as a result of operations. The Company no longer has a revolving facility with its bank due to the sale of many of its assets during the year and the impending maturity of its convertible notes.

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

On May 24, 2006, $5,765,000 of the face value of the August 3, 2005 note was replaced with the Amended and Restated Convertible Note. The Amended and Restated Convertible Note Payable bears interest at a rate of 10% per annum payable in quarterly installments commencing on June 30, 2006. The note is convertible at the holder’s option into 360,315 common shares at a value of $16 per share. In the event of the Company undergoes a change in control, the holder can redeem the note for cash equivalent to 120% of the remaining note principal. The note was to mature on February 1, 2008.

In May of 2006, the Company permitted the holders of the August 3, 2005 note a one-time election to convert all or part of the Note to the Series “B” convertible preferred shares. On May 24, 2006, holders of $13,235,000 of the face value of the note converted their holdings to Series B Convertible Preferred Shares. The preferred shares are non-voting and pay dividends at a rate of 10% per annum payable in quarterly payments commencing on September 30, 2006. Payments shall be made on the fifteenth (15th) day of the month following the end of each such calendar quarter. The holders have the option of receiving the dividend in cash or in whole common shares valued at the trailing average fifteen day weighted average closing price immediately preceding the last day of such quarter. The preferred shares issued on conversion of notes and in the private placement are convertible at the holder’s option into 827,185 and 970,313 common shares of the Company, respectively, at a value of $16 per share. Upon a situation where the Company has undergone a change of control, the holder can redeem the shares for cash equal to 120% of the remaining principal balance of the preferred shares. The preferred shares are to be redeemed by the Company on February 1, 2008.

On June 1, 2006, the Company entered into a $34,475,000 10% Senior Subordinated Convertible Note Purchase Agreement with multiple investors through a private placement. The convertible note bears interest at a rate of 10% per annum payable in quarterly payments commencing on June 30, 2006. The note is convertible at the holders’ option into 2,154,688 common shares of the Company at a value of $16 per share. Upon a situation where the Company has undergone a change of control, the holder can redeem the note for cash equal to 120% of the remaining note principal. The note was to mature on February 1, 2008.

Preferred shareholders of the Company have agreed to an extension to the redemption date of their shares from February 1, 2008 to February 1, 2010 and have received a reduced conversion price to acquire common shares at $3.50 per share over that period. The agreement reduces the Company’s current cash requirement to redeem the preferred shares by $28,760,000 until 2010.

The holders of the Company’s 10% Senior Subordinated Convertible Notes (the “Notes”) have agreed to extend the Maturity Date for the redemption of the of the Notes, originally February 1, 2008, to September 30, 2008 to allow the Company to sell assets to redeem the Notes, or to October 21, 2008 if the sale transaction will require shareholder approval.

The Company had capital expenditures of $26.2 million during 2007 (2006 - $77.0 million) which were financed through working capital.

At December 31, 2007 the Company had a working capital deficiency of $48.7 million (2006 - $3.0 million) including the convertible notes.

C.	Research and Development, Patents and Licenses, etc.

JED does not engage in R&D activities as part of its oil and gas business.

D.	Trend Information

See Item 5.A “Operating Results’’ for information on material trends affecting our business and results of operations.

E.	Off-Balance Sheet Arrangements

None.

F.	Tabular Disclosure of Contractual Obligations

JED does not have any material contractual obligations.

We have entered into indemnification agreements with all of our directors and officers, which provides for the indemnification and advancement of expenses by us. There is no pending litigation or proceeding involving any director or officer of for which indemnification is being sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

JED’s officers, directors and executive officers as of June 23, 2008 are as follows:

Name	Age	Position
Justin W. Yorke (1) (2) (4)	41	Chairman and Director
Thomas J. Jacobsen (3)	73	Chief Executive Officer and Director
James T. Rundell	50	President
Richard D. Carmichael	53	Chief Financial Officer
Marcia L. Johnston	60	Vice-President Legal & Corporate Affairs and Secretary
W. Jeffrey Huckle	36	Vice-President Operations
Ludwig (Louie) Gierstorfer (1) (2) (3) (4)	61	Director
Horst Engel (1) (2) (4)	67	Director

(1)	Member of Audit Committee.
(2)	Member of Compensation Committee.
(3)	Member of Reserves Committee.
(4)	Member of Governance and Nominating Committee.

Thomas J. Jacobsen became our President, Chief Operating Officer and Director in September 2003 and currently continues to serve as Chief Executive Officer and a Director. Mr. Jacobsen joined Westlinks Resources Ltd., a predecessor of Enterra, as a director in February 1999, and was appointed Executive Vice President, Operations in October 1999. In October 2000, he resigned from this position and was appointed Vice Chairman of The Board of Directors. Mr. Jacobsen became Enterra Chief Operating Officer in February 2002 and resigned in November 2003. Mr. Jacobsen has more than 40 years experience in the oil and gas industry in Alberta and Saskatchewan including serving as President, Chief Operating Officer and a director of Empire Petroleum Corporation from June 2001 to April 2002, President and Chief Executive Officer of Niaski Environmental Inc. from November 1996 to February 1999, President and Chief Executive Officer of International Pedco Energy Corporation from September 1993 to February 1996, and President of International Colin Energy Corporation from October 1987 to June 1993. All of the above companies were publicly traded in either the U.S., Canada, or both, during the periods indicated.

James T. Rundell was appointed President of JED on November 14, 2006. Prior to that date he had been an independent consultant to the oil and gas industry through Rundell Consulting since 1990 and has over 30 years experience in many areas of oilfield operations world-wide. Through Rundell Consulting, Mr. Rundell served as JED's drilling manager since our incorporation in September 2003, before being named President.

Richard D. Carmichael, C.A. joined JED as Chief Financial Officer on January 2, 2007. Prior to joining JED, he was CFO at Geophysical Service Incorporated since late February 2004; a financial consultant from 2001 through February 2004 consulting to Patch Safety Services Ltd., Advanced NPD Inc. and Krang Energy Inc., and Controller and Financial Advisor to Maximum Energy Trust 1998 - 2001. Mr. Carmichael has a Bachelor of Commerce degree from the University of Calgary and received his Chartered Accountant designation while employed with Ernst & Young LLP. Since leaving Ernst & Young in 1981 he has held financial positions in a number of companies in the oil and gas industry.

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

W. Jeffrey Huckle was appointed Vice-President, Operations in April 2008. Mr. Huckle has worked with the Company since its inception and was appointed Exploration Manager during JED’s management restructuring in October 2006. He has an Honours Diploma in Mineral Engineering Technology from the Northern Alberta Institute of Technology and has 10 years of industry experience, including working in the Powder River area of Wyoming, Williston area of North Dakota and Montana, the Western Sedimentary basin in Alberta, Saskatchewan and Northern British Columbia, and in Mongolia.

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

Name & Principal Position	Year	Annual Compensation			Long-Term Compensation			All Other Compensation (Cdn$)
		Salary (Cdn$)	Bonus (Cdn$)	Other Annual Compensation (Cdn$)	Awards		Payout
					Securities under Options Granted (#)	Shares subject to Resale Restrictions (Cdn$)	LTIP Payouts (Cdn$)
Thomas J. Jacobsen(1) CEO	2007 2006 2005	190,000 190,000 190,000	— — 45,836	— — —	150,000 — —	— — —	— — —	17,100 16,942 13,300
James T. Rundell (2) President	2007 2006 2005	200,000 25,000 —	— — —	— — —	— 150,000 —	— — —	— — —	10,988 1,266 (2) —
Richard D. Carmichael (3) CFO	2007 2006 2005	175,000 — —	— — —	— — —	110,000 — —	— — —	— — —	15,887 — —
Marcia L. Johnston (4) VP Legal & Corp. Affairs and Secretary	2007 2006 2005	176,000 155,000 140,000	24,590 — 32,506	— — —	60,000 90,000 —	— — —	— — —	16,821 11,387 9,799
W. Jeffrey Huckle (5) VP Operations	2007 2006 2005	130,000 102,000 —	— — —	— — —	— 60,000 —	— — —	— — —	— — —

Notes:
(1)	Mr. Jacobsen was appointed CEO in January 2005. Previously he was the President and Chief Operating Officer from JED’s inception.
(2)	Mr. Rundell was appointed President of JED on November 14, 2006, and prior to that was consulted to JED through Rundell Consulting. The amounts for 2006 are for November 14 through December 31 only.
(3)	Mr. Carmichael was appointed CFO on January 2, 2007, and was not employed with JED during 2006 or 2005.
(4)
Ms. Johnston was appointed Vice-President, Legal & Corporate Affairs and Secretary on May 28, 2007, but previously was employed by JED as General Counsel. The amounts prior to her appointment as an officer reflect her prior compensation.

(5)
Mr. Huckle was appointed Vice-President, Operations on April 24, 2008, but was previously employed by JED as Operations Manager at October 2007 and previously as a consultant senior geologist since incorporation.

Management Contracts

Neither of the Company, nor any of its subsidiaries, has any employment contracts with its employees or any compensatory plan, contract or arrangement where any named executive officer is entitled to receive more than $100,000 on resignation, termination, change of control, or change of responsibilities upon a change of control.

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

The Plan is administered by the Board and its Compensation Committee. The Compensation Committee has complete discretion to determine who should be granted a stock option, determine the type, number, vesting schedule and other terms and conditions of a grant, interpret the Plan, and make all other decisions relating to the operation of the Plan. The exercise price for non-statutory and incentive stock options granted under the Plan may not be less than one hundred percent (100%) of the fair market value of the Common Shares on the date of grant.

If there is a change in control of the Company, the outstanding stock options will immediately vest and become exercisable. A change in control includes: a merger or consolidation after which our then current stockholders own less than fifty percent (50%) of the surviving corporation; a sale of all or substantially all of our assets; or an acquisition of fifty percent (50%) or more of our outstanding stock by a person other than or a corporation owned by our stockholders in substantially the same proportions as their stock ownership in us.

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

If an optionee ceases to be eligible for stock options due to the loss of employment for any reason other than death, the stock options terminate in thirty (30) days, provided that in the event of termination of employment for cause, the Board may terminate the stock options on the same date. If an optionee dies, his or her legal representatives may exercise his or her unexercised stock options within the earlier of six months after the death or the normal expiry time of the unexercised stock options.

No Participant may be granted an option if it would cause the Participant to hold more than five percent (5%) of our outstanding Common Shares on the date of such grant. Stock options granted under the Plan are non-assignable and non-transferable for a period of time fixed by the Board, such period not to exceed the maximum term permitted by the stock exchange on which the Common Shares are listed (the “Option Period”). However, the Option Period must be reduced with respect to any option, as provided in the Plan, covering cessation of the Participant as a director, officer, employee or consultant of the Corporation or any of its subsidiaries, death of the Participant or change of control of the Corporation.

Option agreements may provide that, in the event a stockholder of the Company receives a “take-over” bid as defined in the Securities Act (Alberta), as amended from time to time, or any successor legislation thereto, pursuant to which the “offeror” as a result of such take-over bid, if successful, would beneficially own in excess of fifty percent (50%) of the outstanding Common Shares of the Corporation (a “Control Bid”), the Board may, at its option, require the acceleration of the vesting time for the exercise of such option to allow the Participant to exercise such option (including in respect of Common Shares not otherwise vested at such time) for the purpose of tendering the Common Shares received thereon to the Control Bid.

Option Grants During Fiscal Year 2007

There were one million seven hundred ninety two thousand and five hundred (1,792,500) stock options outstanding at a weighted average price of three dollars and sixty seven cents ($3.67) at the fiscal year ended December 31, 2007. At December 31, 2007, five hundred ninety two thousand and seven hundred twenty nine (592,729) were remaining available for future issuance under the stock option plan.

The following table discloses the grants of options to purchase or acquire shares of common stock to our executive officers during the period indicated.

Stock Options Granted During 2007

Name	Securities Under Share Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Price at Date of Grant (US$/Security)	Market Value of Securities Underlying Share Options at Date of Grant (US$/Security)	Expiration Date (mm/dd/yyyy)
Thomas J. Jacobsen	150,000	18.5%	3.50	1.84	05/11/2012
James T. Rundell	Nil	N/A	N/A	N/A	N/A
Richard D. Carmichael	110,000	13.6%	3.50	2.85	01/02/2012
Marcia L. Johnston	60,000	7.4%	3.50	1.84	05/11/2012
W. Jeff Huckle	Nil	N/A	N/A	N/A	N/A

Option Exercises in Fiscal Year 2007 and Option Values at the End of Fiscal Year 2007

The following table sets forth the aggregate of options exercised by our executive officers during the year ended December31, 2007 and the December 31, 2007 year-end values for options granted to the executive officers.

None of the named executive officers exercised options during the fiscal year ending December 31, 2007.

Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Stock Options at December 31, 2007 Exercisable/Unexercisable (#)	Value of Unexercised in the money Stock Options at December 31, 2007(1) Exercisable/Unexercisable (US$)
Thomas J. Jacobsen	0	0	225,000 / 225,000	0 / 0
James T. Rundell	0	0	50,000 / 100,000	0 / 0
Richard D. Carmichael	0	0	0 / 110,000	0 / 0
Marcia L. Johnston	0	0	80,000 / 100,000	0 / 0
W. Jeffrey Huckle	0	0	20,000 / 40,000	0 / 0

Notes:
(1)
The value of unexercised Stock Options at December 31, 2007 was based on a closing price per Common Share on the American Stock Exchange on December 31, 2007 of one dollar and forty three cents (US$1.43) in U.S. currency. With exercise prices of eight dollars and thirty nine cents (US$8.39), three dollars and sixty seven cents (US$3.67) and three dollars and fifty cents (US$3.50) in U.S. currency, the unexercised options were not in the money.

Other Compensation Plans

Stock Savings Plan

Our Stock Savings Plan was adopted by the Board and approved by our stockholders in 2004. The Stock Savings Plan allows all employees to purchase our shares at the current market price in an amount not to exceed nine percent (9%) of the employee’s monthly salary, excluding overtime. We will match all employee contributions to the Stock Savings Plan up to their maximum contribution. All contributions made by us will be a taxable benefit to each employee.

Annual Bonus Program

Our Annual Bonus Program was adopted by the Board and approved by our stockholders in 2004. The Annual Bonus Program is designed to reward our head office employees and consultants based on the annual increase in our market capitalization. The increase in our market capitalization will be calculated as the year-end share price minus the beginning of the year share price, multiplied by the weighted average number of shares outstanding for the year. An amount equal to one percent (1%) for 2007 (0.7% - 2006; 1% - 2005; 0.7% - 2004) of this increase in market capitalization will then be used to create a bonus pool available to head office employees, consultants and directors. Each eligible person’s share of the bonus pool will be their pro-rata share of the total salaries and consulting fees for the particular year. No bonuses were available under this plan for 2007 or 2006.

C. Board Practices

JED is authorized to have a board of at least three (3) directors and no more than fifteen (15). JED currently has five (5) directors. Directors are elected for a term of about one (1) year, from annual meeting to annual meeting, or until an earlier resignation, death or removal. Each officer serves at the discretion of the Board or until an earlier resignation, death or removal. There are no family relationships among any of our directors or officers.

In 2007, director fees of Cdn$12,000 was paid to Mr. Yorke who is also the Chairman of the Audit Committee, Cdn$10,000 each was paid to Mr. Gierstorfer and Mr. Engel and no director fee was paid to the Mr. Jacobsen who is also the CEO of JED. No director fees were paid in 2006 (In 2005 U.S. resident directors received ten thousand dollars (US$10,000) in U.S. currency being the annual compensation for service on the Board, and Canadian resident directors received ten thousand dollars (Cdn$10,000) in Canadian currency being the annual compensation for service on the Board). Directors are compensated for out-of-pocket costs, including travel and accommodations, relating to their attendance at Board meetings. Directors are entitled to participate in our Stock Option Plan. Independent directors were not granted options in 2007. Mr. Jacobsen, a director and JED’s CEO, was granted options to purchase one hundred fifty thousand (150,000) common shares at three dollars and fifty cents (US$3.50) in U.S. currency per share in May 2007.

We have no service contracts with any of our directors.

Committees of the Board of Directors

Our Board currently has an Audit Committee, a Compensation Committee, a Governance and Nominating Committee and a Reserves Committee. During fiscal 2006 there was also a Special Committee for the proposed merger with JMG.

Audit Committee. Our Audit Committee consists of Mr. Yorke, Mr. Gierstorfer, and Mr. Engel. Mr. Yorke serves as Chairman of the Audit Committee, and is a financial expert under applicable SEC rules and regulations. All of the three (3) members are independent directors under applicable American Stock Exchange and Canadian rules and regulations. The Audit Committee reviews in detail and recommends approval by the full Board of our annual and quarterly financial statements, recommends approval of the remuneration of our auditors to the full Board, reviews the scope of the audit procedures and the final audit report with the auditors, and reviews our overall accounting practices and procedures and internal controls with the auditors.

Compensation Committee. Our Compensation Committee consists of Mr. Engel, the committee chairman, Mr. Yorke and Mr. Gierstorfer. All of the three (3) members are independent directors under applicable American Stock Exchange and Canadian rules and regulations. The Compensation Committee recommends approval to the full Board of the compensation of the Chief Executive Officer, the annual compensation budget for all other employees, bonuses, grants of stock options and any changes to our benefit plans.

Governance and Nominating Committee. Our Governance and Nominating Committee consists of Mr. Gierstorfer, the committee chairman, Mr. Yorke and Mr. Engel. All of the three (3) members are independent directors under applicable American Stock Exchange and Canadian rules and regulations. The Governance and Nominating Committee determines the scope and frequency of periodic reports to the Board concerning issues relating to overall financial reporting, disclosure and other communications with our stockholders, and recommends approval to the full Board of director nominations.

Reserves Committee. Our Reserves Committee consists of Mr. Gierstorfer, the committee chairman, and Mr. Jacobsen. Mr. Gierstorfer is an independent director. The Reserves Committee retains our independent reservoir engineers, reviews our information systems and internal controls for the information provided to the independent reservoir engineers, and reviews and recommends approval to the full Board of our annual reserve report as prepared by the independent reservoir engineers, and reserve information publicly disclosed pursuant to Canadian National Instrument 51-101.

D. Employees

At December 31, 2007, JED had approximately twenty (29) (sixteen (16) in 2006) employees working in its head office and in the field. JED also employs consultants in field operations. None of JED’s employees are members of a labor union.

E. Share Ownership

The following table sets forth information regarding beneficial ownership of our Common Stock as of June 1, 2008, by our executive officers and directors individually and as a group. The address of each executive officer and director is Box 1420, 1601 - 15th Avenue, Didsbury, Alberta, Canada, T0M 0W0.

	Number of Shares Beneficially Owned	Percentage of Shares Outstanding
Thomas J. Jacobsen (1)	453,294	0.01%
James T. Rundell (2)	19,208	0.00%
Richard D. Carmichael (3)	26,570	0.00%
Marcia L. Johnston (4)	38,008	0.00%
W. Jeffrey Huckle (5)	3,347	0.00%
Ludwig Gierstorfer (6)	27,000	0.00%
Justin W. Yorke (7)	8,100	0.00%
Horst H. Engel (8)	2,000	0.00%
All directors and executive officers as a group (eight (8) persons)	577,527	0.01%

(1)
Mr. Jacobsen’s beneficial ownership is attributable to 403,500 shares held in Wells Gray Enterprises Ltd., a private company wholly owned by him; 13,000 shares held by Six-Pack Investments Inc., a private company controlled by him and 36,794 shares held by Olympia Trust Company (“Olympia”) as trustee of our Stock Savings Plan. Holdings do not include stock options to purchase 75,000 common shares at $1.50 expiring January 16, 2009; stock options to purchase 150,000 common shares at $1.50 expiring May 11, 2012 or stock options to purchase 50,000 common shares at $1.50 expiring May 9, 2013.

(2)
Mr. Rundell’s beneficial ownership is attributable to 19,208 shares held by Olympia as trustee of our Stock Savings Plan. Holdings do not include stock options to purchase 150,000 common shares at $1.50 expiring December 14, 2011; stock options to purchase 150,000 common shares at $1.50 expiring December 14, 2011, and stock options to purchase 125,000 common shares at $1.50 expiring May 13, 2013.

(3)
Mr. Carmichael’s beneficial ownership is attributable to 26,570 shares held by Olympia as trustee of our Stock Savings Plan. Holdings do not include stock options to purchase 110,000 common shares at $1.50 expiring January 2, 2012 and stock options to purchase 80,000 common shares at $1.50 expiring May 13, 2013.

(4)
Ms. Johnston’s beneficial ownership is attributable to 38,008 shares held by Olympia as trustee of our Stock Savings Plan. Holdings do not include stock options to purchase 30,000 common shares at $1.50 expiring November 4, 2009; stock options to purchase 90,000 common shares at $1.50 expiring December 14, 2011; stock options to purchase 60,000 common shares at $1.50 expiring May 11, 2012, or stock options to purchase 90,000 common shares at $1.50 expiring May 13, 2013.

(5)
Mr. Huckle’s beneficial ownership is attributable to 3,347 shares held by Olympia as trustee of our Stock Savings Plan. Holdings do not include stock options to purchase 60,000 common shares at $1.50 expiring December 14, 2011; stock options to purchase 60,000 common shares at $1.50 expiring April 1, 2013, or stock options to purchase 50,000 common shares at $1.50 expiring May 13, 2013.

(6)
Mr. Gierstorfer’s beneficial ownership is attributable to 27,000 shares. Holdings do not include stock options to purchase 60,000 common shares at $1.50) expiring December 14, 2011, or stock options to purchase 15,000 common shares at $1.50 expiring May 13, 2013.

(7)
Mr. Yorke’s beneficial ownership is attributable to 8,100 shares held by the San Gabriel Fund, which he controls. Holdings do not include stock options to purchase 60,000 common shares at 1.50 expiring December 14, 2011, or stock options to purchase $15,000 common shares at $1.50 expiring May 13, 2013.

(8)
Mr. Engel’s beneficial ownership is attributable to 2,000 shares. Holdings do not include stock options to purchase 60,000 common shares at $1.50 expiring December 14, 2011, or stock options to purchase 50,000 common shares at $1.50 expiring May 13, 2013.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Principal Stockholders

As of June 6, 2008, no person is known by us to beneficially own more than five percent (5%) of our outstanding common shares, based on such person’s latest filings with the Securities and Exchange Commission. “Deloitte & Touche Inc. in its Sole Capacity as Monitor of Caribou Resources Corp. and Not in its Personal Capacity” controls, but does not beneficially own, approximately sixteen point one percent (16.1%) of our common shares, which it is selling on behalf of creditors of Caribou.

To the best of our knowledge, JED is not directly or indirectly controlled by another corporation or the government of Canada or any other government. Our management believes that no single person or entity holds a controlling interest in our share capital. Major shareholders do not have different voting rights. As of June 18, 2008, thirty six (36) record holders in the United States held approximately sixty percent (60%) of our share capital.

B. Related Party Transactions

JED acquired two hundred and fifty thousand (250,000) shares of JMG Exploration Inc. (“JMG”) in 2004 for cash consideration of one million dollars ($1,000,000). JMG became a public company by completing an initial public offering in 2005, and as at December 31, 2007, the Company’s ownership is approximately four point sixty five percent (4.65%) with the Company and JMG having two (2) common directors represented on each board. The Company had accounted for it’s investment in JMG using the equity method in 2004 when it owned one hundred percent (100%) of the outstanding common shares. During that period JMG incurred losses that exceeded the value of JED’s net investment and therefore the Company reduced its net investment to zero (0). As JED has not guaranteed any obligations or is not committed to any further financial support, and since JED no longer has a controlling interest in JMG, no additional equity losses on the JMG investment have been recorded.

During the year ended December 31, 2005, JED charged JMG for certain general and administrative services and petroleum and natural gas equipment in the amount of seven hundred and eleven thousand one hundred thirty four dollars ($711,134). These services were provided under the terms of the Technical Services Agreement on an expense reimbursement basis. In consideration for the assignment of JED’s interests in certain petroleum and natural gas properties, the Company charged JMG for drilling and other costs related to those properties in the amount of eighty five thousand and eighty five dollars ($85,085) for the year ended December 31, 2005, on a cost recovery basis. In connection with these transactions the total amount receivable from JMG at December 31, 2005 was four hundred and one thousand one hundred forty two dollars ($401,142). During fiscal 2006, this amount was repaid in full.

On January 1, 2006, the Company entered into a Joint Services Agreement with JMG. Under the terms of that agreement the Company provided certain general and administrative services to JMG on a grossed-up cost basis. During the year ended December 31, 2006, JED charged JMG for certain general and administrative services and petroleum and natural gas equipment in the amount of three hundred ninety one thousand four hundred ninety four dollars ($391,494). The Company also charged JMG five million one hundred eighty seven thousand two hundred eighty six dollars ($5,187,286) in capital expenditures and one hundred sixteen thousand and eight hundred thirty three dollars ($116,833) in operating costs for wells operated by JED where JMG was a joint venture partner and an operator’s overhead recovery based on capital expenditures made of one hundred nineteen thousand five hundred fifty three dollars ($119,553). JMG charged JED five million eight hundred fifty seven thousand three hundred twenty dollars ($5,857,320) in capital expenditures and sixty four thousand four hundred and three dollars ($64,403) in operating costs for wells operated by JMG where JED was a joint venture partner.

During the year ended December 31, 2007, JED charged JMG for petroleum and natural gas equipment, operating costs, and general and administrative services totaling five hundred ten thousand one hundred twenty six dollars ($510,126). The amount charged by the Company included two hundred twelve thousand and seventy one dollars ($212,071) in capital expenditures including overhead recovery and two hundred ninety eight thousand and fifty five dollars ($298,055) in operating costs for wells operated by JED where JMG was a joint venture partner. JMG did not charge JED any amounts for capital expenditures or operating costs during the year. On September 4, 2007, JED acquired an increased working interest in petroleum and natural gas properties in the areas of North Dakota and Wyoming from JMG for a total cost of seven hundred ninety three thousand six hundred fifty dollars ($793,650). On September 4, 2007 also, JED purchased accounts receivable with a net book value of six hundred twenty thousand and fifty three dollars ($620,053) from JMG for four hundred thousand dollars ($400,000). In connection with these transactions the total amount receivable from JMG at December 31, 2007 was sixty eight thousand two hundred and two dollars ($68,202). (December 31, 2006 -$1,426,102).

During the twelve (12) months ended December 31, 2007, a corporation controlled by a director or officer of the Company paid JED two thousand and fifty three dollars ($2,053) in office rent.  There was no balance outstanding at December 31, 2007.

The above transactions were conducted in the normal course of operation and measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

C. Interests of Experts and Counsel

Not Applicable.

Item 8. Financial Information

A. Consolidated Financial Statements and Other Financial Information

See Item 18.

B.  Significant Changes

None.

Item 9. The Offer and Listing

A. Offer and Listing details

Not Applicable, except for Item 9A (4).

Price Range of Common Stock and Trading Markets

JED’s shares commenced trading on the AMEX under the symbol “JDO” on April 6, 2004. The following table sets forth the bid prices, in U.S. dollars, as reported by the AMEX and adjusted for the 3:2 stock split on October 10, 2005, for the periods shown.

	American Stock Exchange/AMEX ($)
Five most recent full fiscal years:	High	Low
Year ended December 31, 2007	2.98	1.26
Year ended December 31, 2006	18.96	2.65
Year ended December 31, 2005	21.50	9.44
Year ended December 31, 2004	14.77	9.46
Quarter ended March 31, 2008	1.55	0.90

Quarter ended December 31, 2007	1.90	1.26
Quarter ended September 30, 2007	2.62	1.66
Quarter ended June 30, 2007	2.98	1.36
Quarter ended March 31, 2007	2.90	1.30

Year ended December 31, 2006:
Quarter ended December 31, 2006	12.65	2.65
Quarter ended September 30, 2006	18.96	12.41
Quarter ended June 30, 2006	17.60	11.60
Quarter ended March 31, 2006	16.76	11.00

Year ended December 31, 2005:
Quarter ended December 31, 2005	19.33	11.65
Quarter ended September 30, 2005	21.50	15.93
Quarter ended June 30, 2005	17.13	10.11
Quarter ended March 31, 2005	12.73	9.44

Six most recent months ended:
July 1 - 9, 2008	0.44	0.34
June, 2008	1.01	0.32
May 2008	1.47	0.91
April 2008	1.33	1.13
March 2008	1.48	0.90
February 2008	1.55	1.16
January 2008	1.50	1.15
December 2007	1.61	1.26

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

Not Applicable.

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

The rights of holders of our common shares can be changed at any time in a shareholder meeting where the modifications are approved by 66 2/3 % of the shares represented by proxy or in person at a meeting at which a quorum exists.

All holders of our common shares are entitled to vote at annual or special meetings of shareholders, provided that they were shareholders as of the record date. The record date for shareholder meetings may precede the meeting date by no more than 50 days and not less than 21 days, provided that notice by way of advertisement is given to shareholders at least seven days before such record date. Notice of the time and place of meetings of shareholders may not be less than 21 or greater than 50 days prior to the date of the meeting. There are no:

•	limitations on share ownership;

•	provisions of the Articles or by-laws that would have the effect of delaying, deferring or preventing a change of control of our company;

•	by-law provisions that govern the ownership threshold above which shareholder ownership must be disclosed; and

•
conditions imposed by the Articles or by-laws governing changes in capital, but Alberta law requires any changes to the terms of share capital be approved by 66 2/3 % of the shares represented by proxy or in person at a shareholders’ meeting convened for that purpose at which a quorum exists.

Common Shares

Each holder of record of common shares is entitled to one vote for each share held on all matters properly submitted to the shareholders for their vote, except matters which are required to be voted on as a particular class or series of shares. Cumulative voting for directors is not permitted.

Holders of outstanding common shares are entitled to those dividends declared by the Board of Directors out of legally available funds. In the event of liquidation, dissolution or winding up our affairs, holders of common shares are entitled to receive, pro rata, our net assets available after provision has been made for the preferential rights of the holders of preferred shares. Holders of outstanding common shares have no preemptive, conversion or redemption rights. All of the issued and outstanding common shares are, and all unissued common shares, when offered and sold will be, duly authorized and validly issued as fully paid and non-assessable. To the extent that additional common shares may be issued in the future, the relative interests of the then existing shareholders may be diluted. There were 23,852,292 common shares issued and outstanding at December 31, 2007, and 14,965,826 common shares issued and outstanding at December 31, 2006.

Preferred Shares

Our Board is authorized to issue from time to time, without shareholder approval, in one or more designated series, unissued preferred shares with such dividends, redemption, conversion and exchange provisions as may be provided by the Board of Directors with regard to such particular series. Any series of preferred shares may possess voting, dividend, liquidation and redemption rights superior to those of the common shares.

The rights of the holders of common shares will be subject to and may be adversely affected by the rights of the holders of any preferred shares that we may issue in the future. Our issuance of a new series of preferred shares could make it more difficult for a third party to acquire, or discourage a third party from acquiring, our outstanding shares of common shares and make removal of the Board more difficult.

A total of 7,600,000 shares of Series A Convertible Preferred Shares were issued pursuant to a private placement completed in December 2003. The Series A Convertible Preferred Stock was all converted into an equal number of shares of common stock in April 2004 and none remain outstanding.

Series B preferred shares consisting of an authorized 2,200,000 shares were created May 26, 2006 and amended September 4, 2007. The Series B preferred shares are non-voting, carry dividends of 10% per annum and are convertible to common shares on the basis 4.57 common shares for each Series B preferred share so converted, at any time at the holder’s option. A total of 970,313 Series B preferred shares were issued pursuant to a private placement completed in June 2006 and an additional 827,185 Series B preferred shares were issued in May 2006 upon the conversion of Convertible Notes. The Series B preferred shares will be redeemed by the Company on February 1, 2010 if not converted earlier. Each quarter, holders may elect to receive their dividends in common shares of JED, valued at the trailing fifteen day volume weighted average trading price for the common shares prior to the record date for the dividend. The outstanding principal may be converted at any time at the holder’s option into common shares of the Company at a conversion price of $3.50 per share, based on a stated value of the preferred shares of $16.00 per share. In the event of certain new equity issues by the Company, holders of the Series B preferred shares have a right of first refusal to participate, on a pro rata basis, in such new issues.

On June 10, 2008, 312,500 Series B Preferred Shares at stated value of $16 per share were converted to 1,428,571 commons shares at $3.50 per share.

Convertible Notes

At the beginning of 2007, JED had outstanding 10% Senior Subordinated Convertible Notes in the aggregate principal amount of $40,240,000. The 10% Notes bore interest at 10% per annum, payable quarterly and were convertible at the holder’s option into common shares at a conversion price of $16.00 per share. The 10% Notes were redeemable by JED on February 1, 2008. For amendments to the 10% Notes and issuance of new 2 year 12% Notes, see “Subsequent Events” in the notes to the consolidated financial statements for the year ended December 31, 2007 and discussion of going concern uncertainty in Item 3. D.

Shares Eligible for Future Sale

Future sales of substantial amounts of our common shares in the public market or even the perception that such sales may occur, could adversely affect the market price for our common shares and could impair our future ability to raise capital through an offering of our equity securities.

At December 31, 2006 there were 1,792,500 options outstanding under the plan to purchase an equal number of shares of common stock. The outstanding options are exercisable at a weighted average price per share of $3.67.

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

C. Material Contracts

The Company has entered into material contracts that are other than in the ordinary course of business during the previous two years, other than as described elsewhere in this Form 20-F, as follows:

In connection with the private placement of the convertible notes in May 2006, we entered into a Registration Rights Agreement dated May 31, 2006 with the purchasers of the 10% Notes (the “Registration Rights Agreement for Note Holders”). Pursuant to the terms of the Registration Rights Agreement for Note Holders, we agreed to prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement for the purpose of registering for resale all of the common shares of the Company issuable upon conversion of the 10% Notes. We were obligated to file such registration statement no later than July 30, 2006, to have the SEC declare such registration statement effective no later than September 28, 2006 and, subject to certain exceptions, to keep such registration statement effective at all times until all the shares registered thereby have been sold thereunder or may be resold pursuant to rule 144(k) under the Securities Act of 1933, as amended. We filed the registration statement on time but the SEC did not declare it effective until November 2006. Accordingly we were obligated to pay certain liquidated damages.

In connection with the private placement of the Series B preferred stock, we entered into a Registration Rights Agreement with the purchasers of the preferred shares (the “Registration Rights Agreement for Preferred Shareholders”). Pursuant to the terms of the Registration Rights Agreement for Preferred Shareholders, we agreed to prepare and file with the SEC a registration statement for the purpose of registering for resale all of the common shares of the Company issuable upon conversion of the preferred shares. The Company was obligated to file such registration statement no later than August 9, 2006, to have the SEC declare such registration statement effective no later than October 6, 2006 and, subject to certain exceptions, to keep such registration statement effective at all times until all the shares registered thereby have been sold thereunder or may be resold pursuant to rule 144(k) under the Securities Act of 1933, as amended. We filed the registration statement on time but the SEC did not declare it effective until November 2006. Accordingly we were obligated to pay certain liquidated damages.

In connection with the acquisition of Caribou Resources Corp. in 2007, we entered into a Conveyance Agreement with Caribou’s senior secured lender to purchase the secured debt; an Arrangement Agreement for a Plan of Arrangement under the Companies’ Creditors Arrangement Act (Canada) to settle the liabilities of the creditors of Caribou other than those of the senior secured lender or other secured lenders with superior security, and an Arrangement Agreement under the Business Corporations Act (Alberta) to acquire all of the outstanding securities of Caribou in exchange for securities of JED. The acquisition was completed effective July 31, 2007.

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

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

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

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of a tax convention with the U.S. which the U.S. Secretary determines to be satisfactory that includes an exchange of information program, or (c) the Common Shares are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year. In 2003, the U.S. Department of the Treasury (the “Treasury”) and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC. Although these Treasury Regulations were not issued in 2004, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations. It is expected that these Treasury Regulations will obligate persons required to file information returns to report a distribution with respect to a foreign security issued by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a “passive foreign investment company” for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

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

Dividends Received Deduction

Dividends paid on the Common Shares generally will not be eligible for the “dividends received deduction”. There are limited circumstances where the deduction may apply to U.S. corporate shareholders that own at least ten percent (10%) of the shares of the Company by votes or value. The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

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

For purposes of the PFIC income test and assets test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

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

In Canada under the ITA on capital gains realized by the Holder on a disposition or deemed disposition of the Common Shares if such shares constitute “taxable Canadian property” within the meaning of the ITA at the time of the disposition or deemed disposition and the Holder is not afforded relief under the Canada-U.S. Tax Convention. In general, the Common Shares will not be “taxable Canadian property” to a Holder if, at the time of their disposition, they are listed on a stock exchange that is prescribed in the Regulations (which includes the American Stock Exchange), unless:

•
at any time within the 60-month period immediately preceding the disposition or deemed disposition, the Holder, persons not dealing at arm’s length with the Holder, or the Holder together with such non-arm’s length persons, owned 25% or more of the issued shares of any class or series of the Company’s capital stock;

•	the Holder was formerly resident in Canada and, upon ceasing to be a Canadian resident, elected under the ITA to have the Common Shares deemed to be “taxable Canadian property; or

•	the Holder’s Common Shares were acquired in a tax deferred exchange in consideration for property that was itself “taxable Canadian property”.

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

If you are a shareholder, you may request a copy of these filings at no cost by contacting us at:

JED Oil Inc.
Box 1420
Didsbury, Alberta, Canada
T0M 0W0
(403) 335-2100
(403) 335-8391 (fax)

I. Subsidiary Information

JED Oil (USA) Inc., (“JED USA”), a Wyoming corporation, is wholly owned by JED. JED Production Inc., (“JPI”) an Alberta corporation, formerly Caribou Resources Corp. , is wholly owned by JED and was acquired effective July 31, 2007.

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

Interest Rate Risk

At December 31, 2007, JED had no interest rate risk exposure, as the only outstanding liability for interest was the flat 10% per annum of the 10% Notes.

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

Oil and Gas Risk

Inherent in development of oil and gas reserves are risks, among others, of drilling dry holes, encountering production or drilling difficulties or experiencing high decline rates in producing wells. In addition, a major market risk exposure is in the pricing applicable to our oil and gas production. Realized pricing is primarily driven by the prevailing worldwide price for crude oil and spot prices applicable to our Canadian oil and natural gas production. Prices received for oil and gas production have been and remain volatile and unpredictable. If oil and gas prices decline significantly, even if only for a short period of time, it is possible that non-cash write-downs of our oil and gas properties could occur under the full-cost accounting method allowed by theSEC. Under these rules, we review the carrying value of our proved oil and gas properties each quarter on a country-by-country basis to ensure that capitalized costs of proved oil and gas properties, net of accumulated depreciation, depletion and amortization, and deferred income taxes, do not exceed the “ceiling.” This ceiling is the present value of estimated future net cash flows from proved oil and gas reserves, discounted at 10 percent, plus the lower of cost or fair value of unproved properties included in the costs being amortized, net of related tax effects. If capitalized costs exceed this limit, the excess is charged to additional depletion, depreciation and accretion expense. The calculation of estimated future net cash flows is based on the prices for crude oil and natural gas in effect on the last day of each fiscal quarter except for volumes sold under long-term contracts. Write-downs required by these rules do not impact cash flow from operating activities; however, as discussed above, sustained low prices would have a material adverse effect on future cash flows. We have not entered into any derivative securities or hedging instruments to manage oil and gas risks.

Item 12. Description of Securities Other Than Equity Securities

Not Applicable.
PART II

Item 13. Defaults, Dividends, Arrearages and Delinquencies

Interest on the Company’s Notes accrued at the rate of 10% per annum through January 31, 2008, and increased to 2% per month on February 1, 2008 until the Notes are redeemed. The interest has not been paid since December 31, 2007. The holders of the Notes have agreed to suspend the quarterly payments. Under the Forbearance and Note Amending Agreement dated July 1, 2008 a certain portion of the Company’s monthly oil and gas revenues, plus all net proceeds from the sale of assets, is dedicated to the Note holders. Such funds will first be applied to the Note holders’ out of pocket expenses for the amendments, then to accrued interest and then to reduction of principal.

The Company is in default of some of its trade and joint venture payables that are due 30 days after the invoice date. The reason for the default is that current consolidated monthly operating cash flow is not sufficient to pay off all the payables on a timely basis while the Notes are undergoing restructuring. The amount in default exceeds five percent of the total consolidated assets.

The Company’s Series B convertible redeemable preferred shares are non-voting and pay dividends at a rate of 10% per annum payable quarterly on the 15th day of the month following the end of each calendar quarter. The holders have the option of receiving the dividend in cash or in whole common shares valued at the trailing fifteen day weighted average closing price immediately preceding the last day of the quarter. For the dividend payment for the quarter ended March 31, 2008, the preferred shareholders were offered in anticipation of the Company closing its banking facility and being prohibited from paying that dividend in cash a second election to elect payment in common shares. The dividends for those holders who did not elect payment in common shares were not paid in cash on April 15, 2008, but have been accrued on the Company’s records for future payment in cash when the Company is permitted to do so.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Effective September 4, 2007, we amended our Articles of Incorporation to amend the provisions of the Series B Preferred shares. The Maturity Date for redemption of the outstanding Preferred Shares was extended from February 1, 2008 to February 1, 2010, and the price at which holders of the Preferred shares may elect to convert to common shares at any time was reduced from sixteen dollars (US$16.00) per common share to three dollars and fifty cents (US$3.50) per common share.

Item 15. Controls and Procedures

(a) Evaluation of disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of JED’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report (the “Evaluation Date”), have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective and provide management a reasonable level of assurance that information required to be disclosed by the Company on a continuous basis and in annual and interim filings or other reports is recorded, processed, summarized, and reported or disclosed on a timely basis as required.

It should be noted that while our Chief Executive Officer and Chief Financial Officer believe that the Company’s disclosure controls and internal control procedures provide a reasonable level of assurance that they are effective, they do not expect disclosure controls and internal control procedures over financial reporting will prevent all errors and fraud. A control system no matter how well conceived or operated can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(b) Management’s annual report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) for the Company as required by Sarbanes-Oxley Act of 2002, Section 404 - Management Assessment of Internal Controls.

Our ICFR are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable U.S. GAAP. ICFR should include those policies and procedures that establish that reasonably assure detailed and accurate records; assure that all necessary transactions have been recorded according to U.S. GAAP; that only authorized expenditures are being made; and that will prevent or detect unauthorized acquisition, disposition or us of the Company’s assets.

Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions.

Management, including the Chief Executive Office and Chief Financial Officer, carried out an assessment of the effectiveness of the Company’s internal controls over financial reporting. In evaluating the effectiveness of the Company’s ICFR, management used the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management concluded that as at December 31, 2007, the Company’s ICFR is ineffective with the following material weaknesses existed:

•
Due to limited resources, adequate segregation of duties within the accounting group was not achieved. This creates a risk that inaccurate journal entries could be made and not corrected on a timely basis. The result is that the Company is highly reliant on the performance of mitigating procedures during its financial close processes and in order to ensure the financial statements present fairly in all material respects.

•
Some control procedures were not being completed on a timely basis and therefore errors could go unresolved for a period of time risking loss to the Company. The Company is implementing a scheduling process to ensure that these control procedures occur on a more regular and timely basis.

•
Many of the Company’s control procedures were not comprehensively documented or evidenced. The lack of documentation creates the risk that such activities are not performed consistently. Subsequent to the year end, the Company has begun to document its internal control processes and procedures.

•
The Company has substantially prepared but has not formalized and implemented a comprehensive backup and recovery strategy. Without a documented disaster recovery plan, the organization runs the risk of having an inability to recover computer services in a timely fashion.

•
Detailed budgets are not created for the Company as a whole, including capital and operational budgets. Because of this, no variance analyses are conducted, indicating to the Company whether it is on track with operational goals. As soon as possible after the year end the Company intends on implementing a complete budgeting program tied to its internal management reporting package in order to ensure that variance analysis can take place for comparison to operational goals.

•
The process for calculating capital accruals was not in place for the full year during the fiscal year end 2007. The Company has been updating and improving its capital accrual process during the year to ensure that it accurately measures the amount of expenditures made during the period.

This annual report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for non-accelerated filers.

 (c) Attestation report of the registered public accounting firm

Not Applicable.

(d) Changes in internal control over financial reporting

There has been no change in JED’s internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, JED’s internal control over financial reporting.

Item 16. [Reserved]

A. Audit Committee Financial Expert

Our Board of Directors has determined that Justin W. Yorke, a director of the Company and the Chairman of the Audit Committee, possesses the attributes required of an “audit committee financial expert,” and is “independent,” under applicable AMEX rules.

B. Code of Ethics

We have adopted a Code of Ethics, which applies to all of our officers, directors, employees and consultants. The Code of Ethics is publicly available on our website at www.jedoil.com. A copy of the Code of Ethics is also available upon written request. There were no amendments to, or waivers granted under, the Code of Ethics during the fiscal year ended December 31, 2007.

C. Principal Accountant Fees and Services

Meyers Norris Penny LLP was appointed our principal accountants on October 26, 2007. Ernst & Young LLP served as our principal accountants for the fiscal years ended December 31, 2006, 2005 and 2004. The fees billed or expected to be billed by Meyers Norris Penny LLP and Ernst & Young LLP and their respective affiliates for their professional services for each of the last two fiscal years were as follows:

	2007		%	2006	%
Services Rendered	(in Canadian Dollars)
Audit Fees (1)		$190,250	65%	$254,500	78%
Audit-Related Fees (2)		$103,013	35%	$26,450	8%
Tax Fees (3)	$	Nil	0%	$5,000	2%
All Other Fees (4)	$	Nil	0%	$40,550	12%
Total		$293,263	100%	$326,500	100%

(1)	Audit Fees were fees billed for the audit of our annual consolidated financial statements and statutory and regulatory filings.

(2)	Audit-Related Fees were fees billed for the review of our interim financial statements.

(3)	Tax Fees were fees billed for the preparation and review of our tax returns and for investment tax advice.

(4)	All Other Fees were fees billed for review of our registration statement and for electronic database usage.

Pre-Approval Policies and Procedures

The audit committee approves all audit, audit-related services, tax services and other services provided by Meyers Norris Penny LLP. Any services provided by Meyers Norris Penny LLP that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement. All services described above were pre-approved by the audit committee. Under the Sarbanes-Oxley Act of 2002, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception prior to the completion of an audit engagement.

D. Exemptions from the Listing Standards for Audit Committees

Not Applicable.

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

The financial statements required by this item are at the end of this annual report, beginning on page F-1.

Item 19. Exhibits

Number	Exhibit
1.1	Articles of Incorporation of the Registrant (1)
1.2	By-laws of the Registrant (1)
1.3	Articles of Amendment of the Registrant (6)
1.4	Articles of Amendment of the Registrant (5)
1.5	Articles of Amendment of the Registrant (2007)
4.1	Stock Option Plan (1)
4.2	Annual Bonus Plan (2)
4.3	Form of Officer and Director Indemnity Agreement (1)
4.4	Note Purchase Agreement, dated May 31, 2006, by and among JED Oil Inc. and each of the persons listed on the Schedule of Purchasers attached thereto (3)
4.5
Form of 10% Senior Subordinated Convertible Note, to be issued by JED Oil Inc. and each of the persons listed on the Schedule of Purchasers attached to the Note Purchase Agreement in the principal amount set out by such person’s name on such schedule (3)

4.6	Form of Registration Rights Agreement, dated May 31, 2006, by and among JED Oil Inc. and each of the persons listed on the Schedule of Purchasers attached to the Note Purchase Agreement (3)
4.7	Form of Securities Purchase Agreement, dated May June 9, 2006, by and among JED Oil Inc. and each of the persons listed on the Schedule of Purchasers attached thereto (4)
4.8	Form of Registration Rights Agreement, dated June 9, 2006, by and among JED Oil Inc. and each of the person listed on the Schedule of Purchasers attached to the Securities Purchase Agreement (4)
8.1	List of Subsidiaries
12.1	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act
12.2	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act
13.1	Certifications of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act
13.2	Certifications of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act
15.1	Consent of Meyers Norris Penny LLP
15.2	Consent of CG Engineering Ltd.
15.3	CCAA Plan of Arrangement
15.4	ABCA Plan of Arrangement

(1)	Incorporated by reference from JED’s Registration Statement on Form S-1 (File No. 333-111435) filed December 22, 2003.
(2)	Incorporated by reference from JED’s Amended Registration Statement on Form S-1/A (File No. 333-111435) filed February 13, 2004.
(3)	Incorporated by reference from JED’s Current Report on Form 6-K furnished June 6, 2006.
(4)	Incorporated by reference from JED’s Current Report on Form 6-K furnished June 21, 2006.
(5)	Incorporated by reference from JED’s Amended Registration Statement on Form F-3 (File No. 333-128711) filed November 6, 2006.
(6)	Incorporated by reference from JED’s Annual Report on Form 20-F filed June 30, 2006.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JED OIL INC.

By:	/s/ Thomas J. Jacobsen
Name: Thomas J. Jacobsen Title: Chief Executive Officer
Date: July 15, 2008

By:	/s/ Richard D. Carmichael
Name: Richard D. Carmichael, C.A. Title: Chief Financial Officer
Date: July 15, 2008

Consolidated Financial Statements

JED Oil Inc. and Subsidiaries
December 31, 2007
(In United States Dollars)

Management’s Responsibility For Financial Statements

The management of JED Oil Inc. is responsible for the preparation and integrity of the consolidated financial statements of the Company. These financial statements have been prepared in accordance with U.S. generally accepted accounting principles, which are consistently applied, and appropriate in the circumstances. In preparing the financial statements, management makes appropriate estimates and judgments based upon available information. Management also prepared the other financial information in the annual report and is responsible for its accuracy and consistency with the financial statements.

The Chief Executive Officer and Chief Financial Officer are responsible for certifying the design of the Company’s internal control over financial reporting (“ICFR”) as required by Sarbanes-Oxley Act of 2002, Section 404 - Management Assessment of Internal Controls. Our ICFR are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable U.S. GAAP. Management, including the Chief Executive Officer and Chief Financial Officer, carried out an assessment of the design of the Company’s internal controls over financial reporting and concluded that weaknesses existed, as at December 31, 2007. The internal control deficiencies that were identified relate to the limited number of staff and our resulting inability to achieve segregation of duties across all significant financial processes, a lack of internal control documentation, and lack of evidence of review of internal controls in some cases. In other cases internal controls such as reconciliations were being performed but not on a timely or regular basis. Management and Board review are utilized to mitigate the risk of material misstatement in financial reporting and to ensure that existing internal controls remain effective until we are able to implement remediation of these weaknesses. The Chief Executive Officer and Chief Financial Officer have also concluded that the disclosure controls and procedures at the company provide management a reasonable level of assurance that information required to be disclosed by the Company on a continuous basis and in annual and interim filings or other reports is recorded, processed, summarized, and reported or disclosed on a timely basis as required. It should be noted that while our Chief Executive Officer and Chief Financial Officer believe that the Company’s disclosure controls and internal control procedures provide a reasonable level of assurance that they are effective, they do not expect disclosure controls and internal control procedures over financial reporting will prevent all errors and fraud. A control system no matter how well conceived or operated can provide only reasonable, not absolute, assurance that the objectives of the control system are met. The concept of reasonable assurance recognizes that there are inherent limitations in all systems of internal control in that the costs of such systems should not exceed the benefits to be derived.

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

The financial statements have been audited by the firm of Meyers Norris Penny LLP, which is responsible for conducting its examination in accordance with the standards of the Public Company Accounting Oversight Board (United States).

/s/ Tom Jacobson
Chief Executive Officer

Report of The Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of JED Oil Inc:

We have audited the accompanying consolidated balance sheet of JED Oil Inc. as of December 31, 2007 and the consolidated statements of stockholders’ deficiency, operations, comprehensive income (loss), and cash flows for the year ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of JED Oil Inc. as at December 31, 2006 and 2005 and for the years then ended were audited by other accountants who expressed an opinion without reservation on those statements in their report dated March 31, 2007.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of JED Oil Inc. at December 31, 2007, and the consolidated results of its operations and its cash flows for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in note 1 to the consolidated financial statements, the Company’s ability to continue as a going concern is dependent on obtaining sufficient working capital and financing to fund future operations. Management’s plans in regard to those matters is also described in note 1. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Calgary, Canada	/s/ Meyers Norris Penny LLP
March 26, 2008	Chartered Accountants

JED Oil Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS
(In United States Dollars)
(see Going Concern Uncertainty - note 1)

At December 31	2007	2006
	$	$
ASSETS
Current
Cash and cash equivalents [note 4]	1,139,592	565,266
Accounts receivable	11,271,979	3,989,508
Prepaid expenses	902,781	60,045
Due from JMG Exploration, Inc. [note 15]	68,202	1,426,102
	13,382,554	6,040,921

Drilling advance [note 5]	-	3,881,430
Deferred financing costs [note 6]	118,664	1,692,126

Property, plant and equipment [note 7]
Petroleum and natural gas properties, on the basis of full cost accounting:
Proved properties	66,226,568	109,875,650
Unproved properties under development, not being depleted	20,099,575	-
Land, building and other assets	1,463,418	435,269
	87,789,561	110,310,919
Less: accumulated depletion and depreciation	(21,674,886)	(85,909,741)
	66,114,675	24,401,178
Total assets	79,615,893	36,015,655

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY
Current
Accounts payable	12,622,183	3,714,359
Preferred share dividends payable	718,999	729,501
Accrued capital liabilities	8,125,828	1,821,539
Accrued other liabilities	687,965	1,333,222
Revolving loan [note 8]	-	1,475,853
Convertible notes payable (face value of $40,240,000) [note 9]	40,224,000	-
	62,378,975	9,074,474

Convertible note payable (face value of $40,240,000) [note 9]	-	40,031,999
Asset retirement obligations [note 10]	4,793,177	1,185,968
	67,172,152	50,292,441

Convertible redeemable preferred shares [note 12]	28,504,767	27,974,078

Stockholders’ deficiency
Share capital [note 13]
Common stock;- no par value; unlimited authorized; 23,852,292 and 14,965,826 shares issued and outstanding at December 31, 2007 and 2006, respectively	53,875,095	34,980,833
Additional paid-in capital	2,867,712	1,829,001
Share purchase warrants	948,679	948,679
	57,691,486	37,758,513

Accumulated deficit	(73,353,000)	(85,321,927)
Accumulated other comprehensive income (loss)	(399,512)	5,312,550
	(16,061,026)	(42,250,864)
Total liabilities and deficiency	79,615,893	36,015,655
The accompanying notes to the consolidated financial statements are an integral part of these statements.

JED Oil Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIENCY
(In United States Dollars unless otherwise stated)

	Shares	Amount
		$
Common stock, issued and outstanding
Balance, December 31, 2004	14,250,000	29,710,573
Shares issued upon exercise of stock options	285,006	1,934,618
Shares issued upon exercise of warrants	95,250	442,006
Balance, December 31, 2005	14,630,256	32,087,197
Shares issued upon exercise of stock options	240,005	1,617,192
Shares issued upon exercise of warrants	37,500	178,527
Shares issued upon conversion of convertible subordinated notes [note 9]	57,142	1,085,484
Shares issued upon conversion of preferred share dividends [note 13]	923	12,433
Balance, December 31, 2006	14,965,826	34,980,833
Shares issued for settlement of Caribou‘s creditors [note 3]	5,000,000	10,636,364
Shares issued for acquisition of Caribou common shares [note 3]	3,852,956	8,196,288
Shares issued upon conversion of preferred share dividends	8,510	18,610
Restricted shares issued in payment of financing fee	25,000	43,000
Balance, December 31, 2007	23,852,292	53,875,095

Additional paid-in capital
Balance, December 31, 2004		223,842
Stock-based compensation on issued stock options		1,269,307
Transfers on exercise of stock options and warrants		(412,563)
Balance, December 31, 2005		1,080,586
Stock-based compensation on issued stock options		711,910
Transfers on exercise of stock options and warrants		(286,073)
Discount on modification of convertible notes		322,578
Balance, December 31, 2006		1,829,001
Stock-based compensation on issued stock options		1,038,711
Balance, December 31, 2007		2,867,712

Share purchase warrants
Balance, December 31, 2004		60,410
Warrants exercised		(22,904)
Balance, December 31, 2005		37,506
Warrants exercised		(9,564)
Share purchase warrants issued pursuant to preferred share and convertible note offering		920,737
Balance, December 31, 2007 and 2006		948,679

Accumulated deficit
Balance, December 31, 2004		(8,906,534)
Net income		1,143,144
Balance, December 31, 2005		(7,763,390)
Net loss applicable to common shareholders		(77,558,537)
Balance, December 31, 2006		(85,321,927)
Net income applicable to common shareholders		11,968,927
Balance, December 31, 2007		(73,353,000)

Accumulated other comprehensive income (loss)
Balance, December 31, 2004		2,364,164
Foreign exchange translation adjustment		(201,553)
Balance, December 31, 2005		2,162,611
Foreign exchange translation adjustment		3,149,939
Balance, December 31, 2006		5,312,550
Foreign exchange translation adjustment		(5,712,062)
Balance, December 31, 2007		(399,512)

Total stockholder’s deficiency		(16,061,026)
The accompanying notes to the consolidated financial statements are an integral part of these statements.

JED Oil Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS
(In United States Dollars unless otherwise stated)

For the years ended December 31	2007	2006	2005
	$	$	$
Revenue
Petroleum and natural gas	14,859,110	25,253,253	9,658,790
Royalties, net of Alberta Royalty Tax Credit	(255,399)	(4,650,566)	(1,653,880)
	14,603,711	20,602,687	8,004,910

Expenses
Production	4,284,000	4,724,959	1,414,849
General and administrative [note 14]	5,430,980	4,659,877	2,202,632
Amortization of deferred financing costs	1,736,159	921,273	-
Foreign exchange (gain) loss	(7,007,673)	1,055,018	(499,769)
Depletion, depreciation and accretion [note 7]	7,366,180	79,011,109	3,502,762
Interest on convertible note payable and revolving loan	3,528,764	4,495,479	845,884
Loss on settlement of drilling contact [note 5]	1,931,327	-	-
	17,269,737	94,867,715	7,466,358

Income (loss) from operations	(2,666,026)	(74,265,028)	538,552

Other income
Interest and other income	707,060	112,207	604,592
Gain on sale of assets [note 7]	12,301,908	-	-
Gain on purchase of accounts receivable	196,855	-	-
Net income (loss)	10,539,797	(74,152,821)	1,143,144

Add: Foreign exchange gain (loss) on preferred shares	4,744,350	(1,451,218)	-
Less: Preferred dividends to preferred shareholders	(2,775,261)	(1,655,185)	-
Amortization of preferred share issue costs	(539,959)	(299,313)	-
Net income (loss) applicable to common stockholders	11,968,927	(77,558,537)	1,143,144

Net income (loss) per common share [note 13(c)]
- basic	0.64	(5.21)	0.08
- diluted	0.64	(5.21)	0.07
The accompanying notes to the consolidated financial statements are an integral part of these statements.

JED Oil Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In United States Dollars unless otherwise stated)

For the years ended December 31	2007	2006	2005
	$	$	$

Net income (loss)	10,539,797	(74,152,821)	1,143,144

Other comprehensive income (loss)
Foreign exchange translation adjustment	(5,712,062)	3,149,939	(201,553)
Comprehensive income (loss)	4,827,735	(71,002,882)	941,591
The accompanying notes to the consolidated financial statements are an integral part of these statements.

JED Oil Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In United States Dollars unless otherwise stated)

For the years ended December 31	2007	2006	2005
	$	$	$
OPERATIONS
Net income (loss)	10,539,797	(74,152,821)	1,143,144
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Foreign exchange (gain) loss	(7,007,673)	1,055,018	(499,769)
Stock-based compensation	820,517	632,396	1,077,642
Financing fee paid by share issuance	43,000	-	-
Amortization of deferred financing costs	1,736,159	921,273	-
Depletion, depreciation and accretion	7,366,180	79,011,109	3,502,762
(Gain) Loss on sale of assets	(12,301,908)	17,448	-
Loss on settlement of drilling contract	1,931,327	-	-
Accretion of debt discount on convertible note payable	192,001	-	-
Abandonment of petroleum and natural gas properties	(310,022)	-	-
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(1,146,644)	847,546	(4,063,621)
(Increase) decrease in prepaid expenses	(468,079)	281,088	(313,670)
Increase in due from Enterra Energy Trust	-	-	(4,409,044)
Decrease in due from related party	-	-	5,931
Decrease in due from JMG Exploration, Inc.	776,321	-	-
Increase (decrease) in accounts payable and accrued liabilities	(2,674,381)	(13,201,864)	6,368,257
Decrease in interest on convertible notes payable	-	(338,889)	-
Cash provided by (used in) operations	(503,405)	(4,927,696)	2,811,632
FINANCING
Issue of convertible notes, net of related costs	-	34,174,307	20,000,000
Issue of preferred shares, net of related costs	-	14,724,801	-
Issue of common shares, net of related costs	-	1,313,551	1,941,155
Increase in (repayment of) revolving loan	(1,475,853)	1,475,853	-
Preferred share dividends paid	(2,857,386)	(925,684)	-
Deferred financing costs incurred	-	(1,978,090)	-
Cash provided by (used in) financing activities	(4,333,239)	48,784,738	21,941,155
INVESTING
Increase in accounts payable	6,450,938	-	-
(Increase) decrease in due from JMG Exploration, Inc.	581,579	(1,024,960)	(24,287)
Increase in loan to Enterra Energy Trust	-	-	(8,576,797)
Decrease in loan to Enterra Energy Trust	-	-	3,707,775
(Increase) decrease in drilling advance [note 5]	1,950,103	-	(4,288,165)
Purchase of property and equipment, net	(26,233,768)	(64,161,454)	(35,582,239)
Proceeds from sale of property and equipment	43,763,160	23,748,568	-
Increase (decrease) in accrued capital liabilities	5,671,257	(6,303,795)	6,893,949
Acquisition of Caribou Resources Corp., net cash acquired	770,403	-	-
Acquisition of Caribou Resources Corp., transaction costs paid	(654,041)	-	-
Settlement to creditors of Caribou Resource Corp., cash paid	(351,551)	-	-
Purchase of other asset	(27,255,063)	-	-
Cash provided by (used in) investing activities	4,693,017	(47,741,641)	(37,869,764)
Effect of foreign exchange on cash and cash equivalents	717,953	(1,554)	(1,088,611)
Net increase (decrease) in cash and cash equivalents	574,326	(3,886,153)	(14,205,588)
Cash and cash equivalents, beginning of year	565,266	4,451,419	18,657,007
Cash and cash equivalents, end of year	1,139,592	565,266	4,451,419

During the year ended December 31, 2007, the Company and its subsidiaries paid cash interest of $4,024,000 (2006 -$3,984,849; 2005 - $565,479) on the convertible note, cash interest of $90,148 (2006 - $310,555; 2005 - $Nil) on the revolving loan, and paid no cash taxes.

The accompanying notes to the consolidated financial statements are an integral part of these statements.

JED Oil Inc. and Subsidiaries

NOTES TO THE FINANCIAL STATEMENTS
(in United States Dollars unless otherwise stated)

1.  GOING CONCERN UNCERTAINTY

The accompanying consolidated financial statements have been prepared on a going concern basis which presumes that JED Oil Inc. (the “Company” or “JED”) will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.

During the year ended December 31, 2007, the Company generated a net income of $10,539,797 (2006 - net loss of, $74,152,821; 2005 - net income of $1,143,144) and realized a negative cash flow from operating activities of $503,405 (2006 - negative cash flow of $4,927,696; 2005 - positive cash flow of $2,811,632). The gain on sale of petroleum and natural gas properties of $12,301,908 was primarily responsible for the net income for the year ended December 31, 2007.

At December 31, 2007, JED had a consolidated working capital deficiency of $48,996,421 (December 31, 2006 - $3,033,553) and a stockholder’s deficiency of $16,061,026 (December 31, 2006 - $42,250,864). The Company’s large working capital deficiency and change in working capital from the prior year are as a result of the Convertible Note Payables becoming current during the year. The Company requires additional funds to maintain operations and discharge liabilities as they become due, as further discussed below. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The gain on sale of petroleum and natural gas properties and issues of common shares relating to the purchase of Caribou Resources Corp. during 2007 has significantly reduced the stockholder’s deficiency. The Company settled a contract for drilling services during the year ended December 31, 2007, that resulted in a loss of $1,931,327 and a payment by the drilling contractor to JED Oil Inc. of an equal amount in cash. In the previous year, as at December 31, 2006, the Company had recorded significant non-cash write-downs of its petroleum and natural gas assets totaling $49,570,895 relating to impairments of Canadian assets and $16,444,640 relating to impairments of U.S. assets. These substantial losses in 2006 have contributed to an accumulated deficit of $73,353,000 at December 31, 2007 (December 31, 2006 - $85,321,927). There were no write-downs required for 2007.

The holders of the Company’s 10% Senior Subordinated Convertible Notes (the “Notes”) have agreed to restructure the Notes and provide for their redemption. Under the terms of the agreement, the company has until May 15, 2008 to complete the credit facility offered by a Canadian Chartered Bank of approximately $32 million. Net proceeds from the loan facility will be used to repay approximately $26 million of the outstanding notes plus accrued interest, an extension fee, and to reduce the working capital deficiency. Notes in the amount of approximately $14 million will be amended or replaced and an additional note in the amount of $4 million will be issued for cash which will be applied to the working capital deficiency. These notes will pay interest quarterly at a rate of 12% per annum and be convertible into common shares of JED at an exercise price of $1.25 per share. Approximately $11 million of the Notes will have a maturity date of 1 year from the date of closing and Notes totaling approximately $7 million will mature 2 years from the closing date.

Preferred shareholders of the Company have agreed to an extension to the redemption date of their shares from February 1, 2008 to February 1, 2010 and have received a reduced conversion price to acquire common shares at $3.50 per share over that period. The agreement reduces the Company’s current cash requirement to redeem the preferred shares by $28,760,000 until 2010.

In a letter dated April 12, 2007, the Company received notification from the American Stock Exchange (“AMEX”) that at December 31, 2006, the Company was not in compliance with Section 1003(a)(i) of the AMEX Company Guide. This section requires that a listed company must have either $2,000,000 in shareholders’ equity or not have sustained losses from continuing operations or net losses in two out of three of its most recent fiscal years. The Company submitted a detailed plan to AMEX on May 22, 2007 outlining the steps it has taken and will take to bring the Company back into compliance no later than October 13, 2008. The plan has been approved by the AMEX Listings Qualifications Department and the Company will continue its listing during the plan period of up to 18 months, subject to periodic review. In the event that the Company does not make progress towards compliance consistent with its approved plan, or is not in compliance at the end of the plan period, the Company may be subject to delisting proceedings by AMEX. Compliance may be achieved through the Company either showing profits from continuing operations and a net profit for fiscal 2007 or by increasing shareholders’ equity to at least $2,000,000.

JED Oil Inc. and Subsidiaries

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(in United States Dollars unless otherwise stated)

Milestones in the plan submitted to AMEX that have been achieved include the sale of petroleum and natural gas properties which was completed June 8, 2007, the acquisition of Caribou Resources Corp. which was closed on July 31, 2007, and the renegotiation of the terms of the preferred shares to extend the redemption provision to February 1, 2010 which was approved by the shareholders on July 30, 2007. The Company also completed drilling it had proposed in the plan and returned to profitability for the fourth quarter and the year ended December 31, 2007. The refinancing of the 10% Senior Subordinated Convertible Notes also fulfills a milestone within the Company’s plan. The Company must remain profitable in 2008 as a further milestone to be accomplished.

These consolidated financial statements do not include any adjustments relating to the recoverability or classification of assets or the amounts or classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.  SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of JED have been prepared by management in accordance with accounting principles generally accepted in the United States.

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

The Company’s future financial position and results of operations will depend upon prices received for its oil and natural gas production and the costs of finding, acquiring, developing and producing reserves. Prices for oil and natural gas are subject to fluctuations in response to change in supply, market uncertainty and a variety of other factors beyond the Company’s control. These factors include worldwide political instability, the foreign supply of oil and natural gas, the price of foreign imports, the level of consumer demand, and the price and availability of alternative fuels.

(b)  Principles of consolidation

These consolidated financial statements include the accounts of the Company’s wholly owned legal subsidiaries, JED Oil (USA) Inc., incorporated under the laws of the state of Wyoming on May 5, 2004, and JED Production Inc. (formerly Caribou Resources Corp.), a publicly traded company acquired on July 31, 2007 (note 3).

All inter-company accounts and transactions have been eliminated. Investments in companies which give JED significant influence but not control over the investee are accounted for using the equity method.

(c)  Foreign currency translation

As the majority of JED’s operating activities are in Canada, the Company uses the Canadian dollar as its functional currency. JED Oil (USA) Inc. uses the United States dollar as its functional currency. The Company’s operations are translated for financial statement reporting purposes into United States dollars in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, Foreign Currency Translation, using the current rate method. Under this method, all assets and liabilities are translated at the period-end rate of exchange and all revenue and expense items are translated at the average rate of exchange for the period. Exchange differences arising on translation are classified as other comprehensive income in a separate component of stockholders’ equity or deficiency.

JED Oil Inc. and Subsidiaries

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(in United States Dollars unless otherwise stated)

Monetary assets and liabilities denominated in a currency other than the functional currency are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities denominated in a currency other than the functional currency are translated at historical exchange rates. Revenues and expenses are translated at average rates for the period. Exchange gains or losses are reflected in the consolidated statement of operations for the period.

The convertible redeemable preferred shares are remeasured at current exchange rates and recorded through stockholders’ equity or deficiency.

(d)  Comprehensive income or loss

Comprehensive income or loss includes net income or loss and other comprehensive income or loss, which includes, but is not limited to, foreign currency translation adjustments resulting from translation of items recorded in the Company’s functional currency to reporting currency at period end as described in note 2(c).

(e)  Revenue recognition

Petroleum and natural gas revenues are recognized when production is sold to a purchaser at a fixed or determinable price, when delivery has occurred and title has transferred, and if the collectibility of the revenue is probable.

(f)  Shipping and handling costs

Shipping and handling costs of petroleum and natural gas products are included as a production expense.

(g)  Joint operations

Substantially all of the Company’s and its subsidiaries’ petroleum and natural gas development activities are conducted jointly with others. Accordingly, these consolidated financial statements reflect only the Company’s proportionate interest in such activities.

(h)  Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and balances invested in short-term, highly liquid securities with maturities less than 90 days from the date of purchase.

(i)  Property and equipment

The Company uses the full-cost method of accounting for petroleum and natural gas properties. Under this method, the Company capitalizes all costs relating to the exploration for and the development of oil and natural gas reserves including land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties, costs of drilling of productive and non-productive wells and general and administrative costs directly related to exploration and development activities. The Company also capitalizes a portion of the cost of stock-based compensation on the same basis as the capitalization of general and administration costs. Unless a significant portion of the Company’s proved reserve quantities in a particular country are sold (equal to or greater than 25 percent), proceeds from the sale of petroleum and natural gas properties are accounted for as a reduction of capitalized costs, and gains and losses are not recognized.

Capitalized costs are depleted and depreciated using the unit-of-production method based on the estimated proved petroleum and natural gas reserves before royalties as determined by independent engineers. Properties are evaluated on a quarterly basis by the Company’s internal engineers. Units of natural gas are converted into barrels of equivalents on a relative energy content basis. Costs related to unproved properties are excluded from the costs subject to depletion until it is determined whether or not proved reserves exist or if impairment has occurred.

JED Oil Inc. and Subsidiaries

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(in United States Dollars unless otherwise stated)

The Company evaluates its petroleum and natural gas assets quarterly, on a country-by-country basis, to determine that the costs are recoverable and do not exceed an amount equal to the present value, discounted at 10 percent, of the estimated future net revenues from proved petroleum and natural gas reserves less the future cash outflows associated with the asset retirement obligations that have been accrued in the balance sheet, plus the cost, or estimated fair value if lower, of unproved properties and the costs of any properties not being amortized. If the carrying value of the petroleum and natural gas assets is not assessed to be recoverable, the Company limits the capitalized costs of proved petroleum and natural gas properties, on a country-by-country basis, net of accumulated depletion and depreciation and deferred income taxes, to the estimated future net cash flows from proved petroleum and natural gas reserves based on period-end prices, discounted at 10 percent, net of related tax effects, plus the lower of cost or fair value of unproved properties included in the costs being amortized. Capitalized costs exceeding this limit are charged to income or loss as additional depletion and depreciation expense.

Given the volatility of petroleum and natural gas prices, it is reasonably possible that the Company's estimate of discounted future net cash flows from proved petroleum and natural gas reserves could change in the near term. If petroleum and natural gas prices decline significantly, even if only for a short period of time, it is possible that material write-downs of petroleum and natural gas properties could occur.

Unproved properties are assessed quarterly for possible impairments or reductions in value. If a reduction in value has occurred, the amount of the impairment is transferred to proved properties and included in amounts subject to depletion and depreciation. Unproved properties that are individually insignificant are generally amortized over an average holding period.

Other property includes land, building, fixtures, and office furniture and equipment are recorded at cost. Except for land which is not depreciated, depreciation is provided using the straight-line method based over the estimated useful lives at a rate of 5 percent per annum for the building and 20 percent per annum for other assets..

(j)  Capitalization of interest

Interest is capitalized on unproved properties and major development projects that are not included in the costs subject to depletion and depreciation, and on which exploration and development activities are in progress.  The amount of interest capitalized is calculated using the weighted-average interest rate on the Company’s consolidated borrowings during the period, limited to the amount of interest actually incurred.

(k)  Deferred financing costs

Costs incurred in the issuance of debt are capitalized and amortized over the life of the debt instrument.

(l)  Allowance for doubtful accounts

Management reviews the Company’s receivables regularly on an account-by-account basis to determine collectibility. Allowance for doubtful accounts are provided for accounts deemed uncollectible.

(m)  Income taxes

The Company accounts for income taxes under the SFAS No. 109, “Accounting for Income Taxes”. SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that the related tax benefits will not be realized. Numerous judgments and assumptions are inherent in the determination of future taxable income, including factors such as future operating conditions.

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48 “Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)”. This interpretation clarified the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. This pronouncement did not have a significant impact on our consolidated financial position, results of operations or cash flows.

JED Oil Inc. and Subsidiaries

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(in United States Dollars unless otherwise stated)

(n)  Stock-based compensation

The Company has a stock-based compensation plan under which it reserves shares of common stock for issuance to certain key employees, consultants and directors. The Company adopted the fair value recognition provisions of SFAS No. 123-R, Accounting for Stock-Based Compensation (“SFAS 123-R”), to account for grants issued under this plan. Under these provisions, the cost of options granted is charged to net income or loss over the vesting period with a corresponding increase in additional paid-in capital, based on an estimate of the fair value determined using the Black-Scholes option pricing model. The Company has incorporated an estimated forfeiture rate for options that will not vest. Modifications to the plan, or changes in estimated forfeitures, result in adjustments to paid-in capital and stock-based compensation expense as these events occur. Upon exercise of the stock options, consideration paid together with the previously recognized additional paid-in capital is recorded as an increased in share capital.

(o)  Convertible debt instruments

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

To the extent that the fair values of any bifurcated derivative instrument liabilities exceed the total proceeds received, an immediate charge to income or loss is recognized in order to initially record the derivative instrument liabilities at their fair value. The bifurcated embedded derivatives are then revalued at each reporting date, with changes in the fair value reported as charges or credits to income or loss.

The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to income or loss, using the effective interest method.

(p)  Asset retirement obligations

The Company follows SFAS No. 143. “Accounting for Asset Retirement Obligations”, which requires that an asset retirement obligation (“ARO”) associated with the retirement of a long-lived asset be recognized as a liability in the period in which it is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated asset. The cost of the asset, including the initially recognized ARO, is depleted such that the cost of the ARO is recognized over the useful life of the asset. The ARO is recorded at fair value, and accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value. The fair value of the ARO is measured using expected future cash outflows discounted at the Company’s credit-adjusted risk-free interest rate. The Company’s asset retirement obligations include those legal obligations where the Company will be required to retire tangible long-lived assets such as producing well sites and processing plants and of the reclamation of the associated petroleum and natural gas properties.

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

(q)  Measurement uncertainty

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the period.

The amount recorded for depletion and amortization of petroleum and natural gas properties, the provision for asset retirement obligations and the ceiling test calculation are based on estimates of gross proved reserves, production rates, commodity prices, future costs and other relevant assumptions. Accounts receivable are stated after evaluation as to their collectibility and provision for appropriate allowance for doubtful accounts. Stock-based compensation expense is based on estimates of volatility and forfeiture rates. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be significant.

JED Oil Inc. and Subsidiaries

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(in United States Dollars unless otherwise stated)

These estimates and assumptions are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

(r)  Net income or loss per share

The Company accounts for net income or loss per common share in accordance with SFAS No. 128, “Earnings per Share.” Under SFAS No. 128, basic per common share amount is computed by dividing net income or loss attributable to common shareholders by the weighted average common shares outstanding without including any potentially dilutive securities. Diluted per common share amounts are computed by dividing net income or loss attributable to common stockholders by the weighted average number of common shares outstanding plus, when their effect is dilutive, common stock equivalents such as stock options, warrants, convertible notes, and convertible preferred shares. The dilutive effect of potential common shares is not considered in the earnings per share calculation for the year if the impact would have been anti-dilutive.

(s)	Warrants and embedded conversion options with exercise price denominated in a currency different from the Company’s functional currency

Pending the completion of the FASB’s deliberations, the Company considers that the above instruments meet the criteria of paragraph 11(a) of FAS 133 and therefore, does not account for such instruments as liabilities.

(s)  Business segment information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”) establishes standards for reporting information about operating segments. The Company and its subsidiaries acquire, develop, explore for and produce petroleum and natural gas in the United States and Canada. Accordingly, the Company and its subsidiaries have two geographic operating segments.

(t)  Recent accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. Management does not expect this pronouncement to have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities -Including an Amendment of FASB Statement No. 115”, which is effective for fiscal years beginning after November 15, 2007. This statement permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. We are currently evaluating the potential impact on the Company’s consolidated financial position, results of operations or cash flows.

In April 2007, the FASB issued FASB Staff Position FIN 39-1, “Amendment of FASB Interpretation No. 39” (“FSP FIN 39-1”), which amended FIN 39, to indicate that the following fair value amounts could be offset against each other if certain conditions of FIN 39 are otherwise met: (a) those recognized for derivative instruments executed with the same counterparty under a master netting arrangement and (b) those recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) arising from the same master netting arrangement as the derivative instruments. In addition, a reporting entity is not precluded from offsetting the derivative instruments if it determines that the amount recognized upon payment or receipt of cash collateral is not a fair value amount. FSP FIN 39-1 is effective at the beginning of the first fiscal year after November 15, 2007. Management is currently evaluating the potential impact on our consolidated financial position, results of operations or cash flows.

JED Oil Inc. and Subsidiaries

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(in United States Dollars unless otherwise stated)

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 requires companies with noncontrolling interests to disclose such interests clearly as a portion of equity but separate from the parent’s equity. The noncontrolling interest’s portion of net income must also be clearly presented on the Income Statement. SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and the Company does not expect this pronouncement to have a significant impact on our consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141R”). SFAS 141R broadens the guidance of SFAS 141, extending its applicability to all transactions and other events in which one entity obtains control over one or more other businesses. It broadens the fair value measurement and recognition of assets acquired, liabilities assumed, and interests transferred as a result of business combinations. SFAS 141R expands on required disclosures to improve the statement users’ abilities to evaluate the nature and financial effects of business combinations. SFAS 141R is effective for fiscal year beginning on or after December 15, 2008. Management is currently evaluating the potential impact of this statement on future business combinations.

3.  ACQUISITION OF CARIBOU RESOURCES CORP.

On July 31, 2007, JED completed the acquisition of Caribou Resources Corp. (“Caribou”), a publicly traded company with properties in the Northern and Central Alberta area. As of that date, JED acquired all of the issued and outstanding common shares of Caribou (“Caribou Shares”) in exchange for common shares of JED (“JED Shares”), on the basis of one JED Share for ten Caribou Shares. A total of 3,852,956 JED Shares were issued in exchange for the outstanding Caribou Shares. Outstanding stock options and warrants to acquire Caribou Shares which were not exercised by the option or warrant holders as of July 31, 2007 were terminated by Caribou as of that date. As a result of the acquisition, Caribou became a wholly-owned subsidiary of JED on July 31, 2007. On August 1, 2007, Caribou changed its name to JED Production Inc.

Prior to the acquisition, Caribou had filed for protection under the Canadian Companies’ Creditors Arrangement Act (Canada) (“CCAA”) similar to “Chapter 11” protection in the U.S. As a result, the acquisition was completed under both plans of arrangement pursuant to the Business Corporations Act (Alberta) (“ABCA Arrangement”) and the CCAA (“CCAA Arrangement”). Under the CCAA Arrangement, creditors of Caribou ranking in priority behind the major secured lender, whose position JED acquired on June 8, 2007, received Cdn$375,000 (US$351,551) plus 5 million JED Shares (“JED Shares”). The secured creditors whose security ranks behind JED’s will share in the net proceeds from the sale of 800,000 of the JED Shares and the unsecured creditors will share in the balance of the cash proceeds from the sale of the remaining JED Shares.

JED Oil Inc. and Subsidiaries

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(in United States Dollars unless otherwise stated)

The acquisition was accounted for as a business combination using the purchase price method of accounting, as follows:

	Shares	Amount
		$
Fair value of consideration
JED Shares issued in exchange for outstanding Caribou Shares	3,852,956	8,196,288
Transaction costs		654,041
Assumption of short-term bridge facility (Cdn$28 million)		26,249,180
	3,852,956	35,099,509
JED Shares issued to Caribou’s creditors	5,000,000	10,636,364
Cash paid to Caribou’s creditors (Cdn$375,000)		351,551
	5,000,000	10,987,915
	8,852,956	46,087,424
Allocation of purchase price
Net working capital		(10,294,429)
Petroleum and natural gas properties		50,160,381
Other		64,507
Asset retirement obligations		(4,830,950)
		35,099,509
Settlement of Caribou’s pre-CCAA creditors		10,987,915
		46,087,424

4.  CASH AND CASH EQUIVALENTS

For year ended December 31, 2007, the average effective interest rate earned on cash equivalent balances was Nil% (2006 - 3.92%). As at December 31, 2007, the Company had $1,139,592 (2006 - $565,266) in cash and $Nil (2006 - $Nil) in short-term, highly liquid securities.

5.  DRILLING ADVANCE

On July 27, 2005, JED entered into a Loan Agreement and Promissory Note with an arms length party, whereby JED advanced the party Cdn$5,000,000 (US$4,288,165) for the construction of drilling equipment. In return for the promissory note, the Company was to be provided with five dedicated drilling rigs for a period of three years. The advance was to be repaid to the Company through offsetting a portion of the drilling rigs daily charges made to the Company from the date of the rig delivery until repaid in full (“Daywork Agreements”). On May 3, 2007, the loan agreement and the associated Daywork Agreements were cancelled. The advance was settled with a cash payment of Cdn$2,263,650 (US$1,950,103) from the arms length party to the Company, with the remaining balance owing of Cdn$2,263,650 (US$1,931,327) written off. As a result of the termination of the agreements, no further obligations with respect to the Loan Agreement, Promissory Note, or Daywork Agreements on the drilling rigs existed for either the Company or the arms length party.

6.  DEFERRED FINANCING COSTS

As discussed in note 9, the Company issued a 10% senior subordinated convertible note in the amount of $34,475,000 on May 31, 2006. Related issuance costs consisting of legal, accounting and brokerage fees and brokers warrants are capitalized and amortized over the life of the notes.

7.  PROPERTY, PLANT AND EQUIPMENT

On September 28, 2006, JED exchanged non-core petroleum and natural gas properties with Enterra Energy Corp. and Enterra Production Corp. (collectively “Enterra”), which were not related parties to JED since the termination of a Technical Services Agreement between these companies and JED on December 31, 2005. Each company in the exchange had their assets evaluated by an independent professional reservoir engineer using the same methodology, commodity pricing schedule, and evaluation criteria. JED swapped assets based on proven and probable reserve values discounted at 10% plus receivables owed by Enterra of approximately $11.7 million for 100% of Enterra’s working interest in the North Ferrier area and approximately 57.5% of Enterra’s interest in the East Ferrier area of which the values were also based on proven and probable reserve values discounted at 10%.

JED Oil Inc. and Subsidiaries

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(in United States Dollars unless otherwise stated)

On November 15, 2006, the Company sold all of its petroleum and natural gas property interest in the East Ferrier area to a third party for proceeds totaling Cdn$27,500,000 (US$23,576,818). In accordance with the Company’s accounting policy as detailed in note 2(i), no gain or loss was recognized on the sale, and proceeds from the sale were used to reduce outstanding payables and the Company’s operating loan payable.

At September 30, 2006, the Company incurred a ceiling test write-down of its Canadian petroleum and natural gas properties in the amount of $44,525,920 (2005 - $Nil), and of its petroleum and natural gas properties located in the United States in the amount of $16,444,640 (2005 - $Nil). The write-downs were caused by higher than normal costs due to the Company performing the majority of it’s drilling activity through farm-ins; the reduction of proven reserves from reserve estimates due to uncertainty created by long regulatory approval of down-spacing applications; an exchange of interests in petroleum and natural gas properties which resulted in the Company swapping mature petroleum producing interests for interests in a natural gas field resulting in higher weighting of the Company’s assets in natural gas; and low natural gas prices at September 30, 2006 which resulted in a lower value for ceiling test purposes. At December 31, 2006, the Company incurred a ceiling test write-down of its Canadian petroleum and natural gas properties in the amount of $5,044,975 (2005 - $Nil). The write-down was caused by higher than anticipated production declines in natural gas producing wells which resulted in a revision to the estimate of proved reserves for those wells. These ceiling test write-downs have been included in the depletion and depreciation expense in the consolidated statement of operations for the year ended December 31, 2006.

There is no ceiling test write-down for the year ended December 31, 2007.

On June 8, 2007, the Company sold its petroleum and natural gas properties in the North Ferrier area to an arms-length third party for cash consideration of $33.5 million. Proceeds from the sale were used to assume the position of a major secured lender to Caribou (note 3). On June 29, 2007, JED sold its petroleum and natural gas properties in the Sousa area to an arms-length third party for $0.7 million. Total gains on sales of these properties amounted to $12.3 million.

On the acquisition of Caribou on July 31, 2007, the Company acquired petroleum and natural gas properties with a fair market value of $50.2 million (note 3).

On October 10, 2007, the Company sold its petroleum and natural gas properties in the Redwater area to an arms-length third party for cash consideration of $7.1 million (Cdn$7.0 million).  On December 19, 2007, the Company sold a 5% working interest in its petroleum and natural gas properties in northern Alberta to an arms-length third party for cash consideration of $2.5 million (Cdn$2.5 million). The purchaser is responsible for a pro-rata share of the capital program costs on these properties.

During the year ended December 31, 2007, general and administrative costs in the amount of $664,212 (2006 - $1,132,672; 2005 - $371,834 ) and stock-based compensation costs in the amount of $218,194 (2006 - $79,514; 2005 - $191,666) directly related to exploration and development activities, as well as interest of $907,815 relating to unproved properties, were capitalized to petroleum and natural gas properties.

At December 31, 2007, the Company had unproved petroleum and natural gas properties of $20.1 million (2006 - $Nil; 2005 - $1.6 million) and salvage value of equipment of $1.6 million (2006 - $1.7 million; 2005 - $Nil) that were excluded from the depletion calculation. The Company’s unproved properties at December 31, 2007 included undeveloped land of $11.0 million and other unproved properties under development of $9.1 million acquired from and further developed by the Company after the acquisition of Caribou (note 3).

During the year ended December 31, 2007, the Company recorded depletion and depreciation expense including the above ceiling test write-downs for its petroleum and natural gas properties of $7,021,782 (2006 - $78,684,381; 2005 - $3,432,677).

JED Oil Inc. and Subsidiaries

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(in United States Dollars unless otherwise stated)

8.  REVOLVING LOAN

On March 9, 2006, the Company entered into a Cdn$20,000,000 (US$17,000,000) Revolving Loan Facility with a Canadian commercial lending institution. The facility bore interest at Canadian prime lending rate plus 0.25% which averaged 6.10% during the year ended December 31, 2007 (2006 - 6.22%) and was repayable on demand. The facility was terminated during the year due to the sale of assets that were security for the facility.

At September 30, 2006, the Company breached its working capital and net debt to trailing cash flow debt covenants. For these borrowing purposes, the definition of net debt excluded the convertible notes and preferred shares. The Company received a breach waiver from the Canadian commercial lending institution at September 30, 2006. At December 31, 2006 the facility limit was increased to Cdn$21,000,000 (US$18,000,000) and the Company was within the acceptable covenant ratios.

Subsequent to the sale of the Company’s North Ferrier petroleum and natural gas properties on June 8, 2007 (note 7), the revolving loan was repaid in full and the facility was terminated.

9.  CONVERTIBLE NOTES PAYABLE

(a)    Convertible subordinated note, August 3, 2005

On August 3, 2005, the Company entered into a $20,000,000 Convertible Subordinated Note Agreement with a qualified investor limited partnership.  This convertible subordinated note (“August 3, 2005 Note”) bore interest at 10% per annum payable in quarterly payments commencing on November 1, 2005, was convertible at the holder’s option into 1,000,000 common shares of the Company at $20 per share, and was due to mature and be redeemable on February 1, 2008.

In May 2006, the Company offered the holder of the August 3, 2005 Note an opportunity to convert their debt at a revised conversion price of $17.50 per share.

On May 17 and 19, 2006, the holder converted $100,000 and $900,000 of the principal balance of the August 3, 2005 Note at the revised conversion price of $17.50 for 5,714 and 51,428 common shares of the Company, respectively, and had the common shares transferred to two of the limited partners.  The Company accounted for these conversions as induced conversions and recognized an expense of $85,499 being the fair value of all securities transferred in the conversions in excess of the fair value of securities issuable pursuant to the original conversion terms of the convertible note.

In May 2006, the Company also permitted the holder of the August 3, 2005 Note a one-time election to convert all or part of the August 3, 2005 Note to Series “B” Convertible Preferred Shares.

On May 24, 2006, the holder of the face value of $19,000,000 of the August 3, 2005 Note converted $13,235,000 of its holding to Series B Convertible Preferred Shares and transferred the shares to a number of its limited partners (see note 12).  No gain or loss was recognized in connection with the extinguishment of this component of the note.

On May 24, 2006, the remaining face value of $5,765,000 of the August 3, 2005 Note was replaced with the Amended and Restated Convertible Note (“Amended and Restated Note”). The Amended and Restated Note bore interest at a rate of 10% per annum payable in quarterly installments commencing on June 30, 2006.  The Amended and Restated Note was convertible at the holder’s option into 360,315 common shares at $16 per share.  In the event of the Company undergoes a change in control, the holder can redeem the Amended and Restated Note for cash equivalent to 120% of its remaining principal balance. The Amended and Restated Note was due to mature and redeemable on February 1, 2008.  The Company considered the impact of this amendment and restatement to the August 3, 2005 Note and concluded that the modification was not substantial and therefore, there was no extinguishment of the original debt.  The modification resulted in a debt discount of $322,578 with a corresponding increase in additional paid-in capital.  The discount is amortized over the life of the Amended and Restated Note using the effective interest method. In October, 2007 the holder of the Amended and Restated Note transferred the notes to its remaining limited partners and dissolved. The transferred notes were identical in form to the Senior Notes.

JED Oil Inc. and Subsidiaries

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(in United States Dollars unless otherwise stated)

(b)  10% senior subordinated convertible note

On May 31, 2006, the Company entered into a Note Purchase Agreement pursuant to which it issued 10% Senior Subordinated Convertible Notes in the amount of $34,475,000 with multiple investors through a private placement.  The 10% senior subordinated convertible note (“Senior Notes”) bear interest at a rate of 10% per annum payable in quarterly payments that commenced on June 30, 2006.  The Senior Notes are convertible at the holders’ option into 3,880,424 common shares of the Company at $10.37 per share.

(c)  Combined subordinated convertible notes

At December 31, 2007 and 2006, the carrying value of convertible notes reflects the combined face value in the amount of $40,240,000 of the Amended and Restated Note and the Senior Note (collectively, the “Notes”), net of debt discount resulting from modification discussed in note 9(a) above.

The Notes bear interest at 10% per annum payable in quarterly installments.  The Notes were convertible at the holders’ option into common shares at $16 per share.  The issuance of the JED common shares to the former Caribou shareholders (see note 3) reduced the conversion price of the Notes from $16 to $12.22 per share effective July 31, 2007.  Effective September 5, 2007, the amendment of JED’s preferred shares conversion price (see note 12) further reduced the conversion prices of the Notes from $12.22 to $10.37.  The Notes are now convertible at each holder’s option into an additional aggregate of 777,960 and 587,462 common shares, for an aggregate total of 3,880,424 common shares.

Upon breaches of a number of terms and conditions of the Notes, including a change of control event, the Company is required to immediately redeem the Notes for cash equal to 120% of the outstanding principal.

The Notes originally matured on February 1, 2008, but the maturity was subsequently extended on February 1, 2008, February 15, 2008, March 18, 2008 and March 19, 2008. The Notes now mature on May 15, 2008 (see notes 1 and 20).

10.  ASSET RETIREMENT OBLIGATIONS

As at December 31, 2007, the estimated present value of the Company’s asset retirement obligation was $4,793,177 (2006 - $1,185,968) based on an estimated undiscounted value of $7.8 million (2006 - $1.9 million), determined using a credit-adjusted risk-free interest rate of 8.0%, and inflation rate of 2%. These obligations will be settled at the end of the estimated useful lives of the underlying assets, which currently extend from 1 to 27 years into the future.

The following table describes the changes to the Company’s asset retirement obligations liability:

	2007 $	2006 $	2005 $
Asset retirement obligation, beginning of year	1,185,968	1,401,235	255,164
Liabilities incurred
Properties drilled during the year	282,894	497,919	1,075,989
Acquisition of Caribou Resources Corp.	4,830,950	-	-
Changes in estimates	212,448	-	-
Properties swapped in from Enterra [note 7]	-	402,599	-
Properties swapped out to Enterra [note 7]	-	(826,276)	-
Liabilities eliminated on dispositions of properties	(2,159,722)	(379,592)	-
Liabilities settled on abandonment of properties	(310,222)	-	-
Accretion expense	207,369	90,083	70,082
Foreign exchange difference	543,492	-	-
Asset retirement obligation, end of year	4,793,177	1,185,968	1,401,235

JED Oil Inc. and Subsidiaries

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(in United States Dollars unless otherwise stated)

11.  INCOME TAXES

The provision for income taxes recorded in the consolidated financial statements differ from the amount, which would be obtained by applying the statutory income tax rate to the net (loss) income before income taxes as follows:

For the year ended December 31,	2007	2006	2005
Net income (loss) income before income taxes	$10,539,797	$(74,152,821)	$1,143,144
Statutory Canadian corporate tax rate	32.12%	34.50%	37.62%
Tax expense (recovery)	$(3,385,000)	(25,582,723)	$430,051
Resource allowance	-	(394,733)	(275,797)
Non-deductible crown charges	-	486,331	158,309
ARTC	-	(98,823)	-
Stock-based compensation	351,000	217,141	411,299
Non-taxable portion of capital (gain) loss	(3,756,000)	864,653	-
Change in statutory enacted tax rates and other	(2,444,000)	1,180,806	-
US Corporate tax rate difference	28,000	(876,550)	-
Anticipated tax (recovery) provision	(9,206,000)	(24,203,898)	723,862
Change in the deferred tax valuation allowance	9,206,000	24,203,898	(723,862)
Income taxes	$-	$-	$-

The components of the Company’s deferred income tax assets are as follows:

As at December 31	2007		2006
	United States $	Canada $	United States $	Canada $
Resource related tax pools	85,000	24,704,000	6,927	15,938,057
Non-capital loss carry-forwards	5,665,000	3,662,000	6,310,133	3,131,074
Share and debt issuance costs	-	1,714,000	-	918,191
Other	-	22,000	24,725	316,044
Total future tax assets	5,750,000	30,102,000	6,341,785	20,303,366
Valuation allowance	(5,750,000)	(30,102,000)	(6,341,785)	(20,303,366)
Net future tax assets	-	-	-	-

The Company has non-capital losses in Canada for income tax purposes totaling approximately $12,851,000 that are available for application against future taxable income and will expire between the years 2012 and 2027.

The Company has net operating losses in the United States for income tax purposes totaling approximately $15,107,000 that are available against future taxable income and will expire between the years 2025 and 2027.

12.  CONVERTIBLE REDEEMABLE PREFERRED SHARES

(a)        Authorized preferred shares

The Company has authorized an unlimited number of preferred shares, issuable in series.

(b)      Series A Convertible Preferred Shares

The Series A Convertible Preferred Shares were issued during the period from October 2003 and April 2004. As at December 31, 2006 and 2007, all of the Series A Convertible Preferred Shares were cancelled.

JED Oil Inc. and Subsidiaries

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(in United States Dollars unless otherwise stated)

(c)      Series B Convertible Preferred Shares

Series B convertible preferred stock, $16 stated value	Shares	Amount $
Balance, December 31, 2005	-	-
Issued upon conversion of convertible subordinated notes	827,188	13,235,000
Issued for cash	970,311	15,525,000
Share issue costs, net of amortization	-	(785,922)
Balance, December 31, 2006	1,797,499	27,974,078
Amortization of share issue costs	-	530,689
Balance, December 31, 2007	1,797,499	28,504,767

As discussed in note 9, on May 24, 2006, the Company issued Series B Convertible Preferred Shares (“Preferred Shares”) totaling $13,235,000 as a result of a conversion of the August 3, 2005 Note. On June 12, 2006, the Company issued additional Preferred Shares totaling $15,525,000 through a private placement to accredited investors. The Preferred Shares are non-voting and pay dividends at a rate of 10% per annum payable quarterly on the 15th day of the month following the end of each calendar quarter, commencing on September 30, 2006.

The holders have the option of receiving the dividend in cash or in whole common shares valued at the trailing fifteen day weighted average closing price immediately preceding the last day of the quarter.

In their original terms, the Preferred Shares were convertible to common shares at the holder’s option at a value of $16 per common share which would result in the issue of 827,185 and 970,313 common shares on full conversion. During the third quarter of 2007, the holders of 1,797,499 of the Preferred Shares voted to amend, among other things, the conversion price and maturity date when the Preferred Shares are redeemable. As a result, the conversion price of the Preferred Shares was amended from $16 to $3.50 per share and are now convertible into an additional 6,419,644 common shares, for a total of 8,217,143 common shares, and the maturity date was extended from February 1, 2008, to February 1, 2010 (see notes 1 and 20).

Upon a situation where the Company has undergone a change in control, the holder can redeem the shares for cash equal to 120% of the remaining principal balance of the Preferred Shares.

When convertible equity instruments contain embedded derivative instruments that are to be bifurcated and accounted for as liabilities, the total proceeds allocated to the convertible hybrid instrument are first allocated to the fair value of all the derivate instruments to be bifurcated. The remaining proceeds, if any, are then allocated to the host instruments themselves, usually resulting in those instruments being recorded at a discount from their face amount. To the extent that the fair values of any birfurcated derivative instrument liabilities exceed the total proceeds received, an immediate charge to income is recognized in order to initially record the derivative instrument liabilities at their fair value. The bifurcated embedded derivatives are then revalued at each reporting date, with changes in the fair value reported as charges or credits to income. It was determined that the fair value of the embedded derivative of the Preferred Shares was $Nil at issuance, and at December 31, 2007 and 2006. The carrying value of the Preferred Shares at December 31, 2007 and 2006 reflects the $28,760,000 face value of the equity instruments less share issuance costs of $1,085,235 plus amortization of $830,002 (2006 - $299,313).

13.  SHARE CAPITAL

(a)      Authorized common stock

The Company has authorized an unlimited number of common voting shares.

(b)      Common stock issued and outstanding

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

JED Oil Inc. and Subsidiaries

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(in United States Dollars unless otherwise stated)

Common shares issued and outstanding during the years ended and as at December 31, 2007, 2006 and 2005 are summarized on the consolidated statements of stockholders’ deficiency.

(c)      Net income (loss) per common share

A reconciliation of the components of basic and diluted net income (loss) per common share is presented in the table below:

	2007
	Income	Weighted average number of shares	Per share
	$		$
Basic and diluted
Income attributable to common stock	11,968,927	18,682,403	0.64

	2006
	Loss	Weighted average number of shares	Per share
	$		$
Basic and diluted
Loss attributable to common stock	(77,558,537)	14,872,936	(5.21)

	2005
	Income	Weighted average number of shares	Per share
	$		$
Basic
Income attributable to common stock	1,143,144	14,470,086	0.08
Effect of dilutive securities
Stock options and warrants	-	803,696	-
Diluted
Income attributable to common stock, including assumed conversion	1,143,144	15,273,782	0.07

For the years ended December 31, 2007 and 2006, all of the Company’s outstanding convertible redeemable preferred shares and notes, stock options and warrants had an anti-dilutive effect on per common share amounts and therefore were excluded from the calculation of the diluted loss per share

JED Oil Inc. and Subsidiaries

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(in United States Dollars unless otherwise stated)

(d)      Share purchase warrants

Upon the closing of the Company’s initial public offering in April 2004, the Company issued 251,250 share purchase warrants to the Underwriter of the offering. The warrants were exercisable into an equal number of common shares for a four-year period expiring on April 12, 2009 at an exercise price of $4.40 per common share. The Company assigned a fair value of the warrants of $60,410 based on a Black-Scholes option pricing model.

Risk-free interest rate	4.14%
Expected life	4.87 years
Contractual life	5 years
Expected volatility	96.2%
Estimated forfeitures	23.35%
Expected dividend yield	0%

On June 12, 2006, the Company issued 10% convertible preferred shares and 10% senior subordinated convertible note. In conjunction with that offering, 156,250 share purchase warrants were issued as a placement agent’s fee. The Company assigned a fair value of the warrants granted of $920,737 based on the Black-Scholes option pricing model and the following weighted average assumptions as at the date of grant:

Risk-free interest rate	4.14%
Expected life	5 years
Contractual life	5 years
Expected volatility	44.0%
Estimated forfeitures	0%
Expected dividend yield	0%

The fair value of the warrants were allocated to the convertible preferred shares and to the convertible notes based on the percentage of the proceeds due to each security in relation to the total proceeds received. Of the total fair value of the warrants granted of $920,737, $285,428 and $635,309 was allocated to the convertible preferred shares and the convertible notes, respectively.

During the year ended December 31, 2006, 132,750 warrants were exercised into common shares of the Company.

On July 31, 2007, the Company amended the conversion price of 156,250 share purchase warrants from $16 to $11.86. On September 4, 2007 the Company further amended the conversion price of the same 156,250 share purchase warrants from $11.86 to $10.37. The share purchase warrants are now exercisable into an additional 54,543 and 28,900 common shares, respectively for a total of 358,193 common shares.

(e)      Stock options

The following summarizes information concerning outstanding and exercisable stock options as of December 31:

	2007		2006
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$

Balance, beginning of year	1,382,500	4.95	1,291,251	8.49
Granted	810,000	3.50	1,015,000	4.98
Cancelled	(400,000)	7.76	(683,746)	11.52
Exercised	-	-	(240,005)	5.42
Balance, end of year	1,792,500	3.67	1,382,500	4.95

Exercisable, end of year	826,668	3.82	432,500	4.78

JED Oil Inc. and Subsidiaries

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(in United States Dollars unless otherwise stated)

The following table summarizes the stock options outstanding at December 31, 2007:

Exercise price	Stock Option Outstanding	Stock options exercisable	Weighted average remaining contractual life (years)

$3.50	1,475,000	511,668	4.03
$3.67	280,000	280,000	1.09
$8.39	30,000	30,000	1.84
$17.06	7,500	5,000	2.74
	1,792,500	826,668	2.95

The 1,792,500 stock options outstanding at December 31, 2007 vest over periods from two years and 7 months to three years from the grant date in equal amounts and expire at various dates from 2009 through 2012. At December 31, 2007, the Company has a total of 1,792,500 (2006 - 1,382,500) stock options reserved for issuance under the Stock Option Plan.

14.  STOCK-BASED COMPENSATION

The fair value of stock options granted during the year ended December 31, 2007 including modifications was estimated to be $898,290 or $1.11 per option (2006 - $2,113,398 or $2.28; 2005 - $2,751,379 or $4.40) using the Black-Scholes option pricing model and the following weighted average assumptions as at the date of grant:

	2007	2006	2005
Risk-free interest rate	4.17-4.41%	4.10%	4.37%
Expected life	4.67 years	4.87 years	5 years
Contractual life	5 years	5 years	5 years
Expected volatility	86% - 87%	96.2%	32.8%
Estimated forfeitures	20%	23.35%	11.0%
Expected dividend yield	Nil	Nil	Nil

The estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis. The value of the options may be adjusted should estimated forfeitures change based on experience. Stock-based compensation expense for the year ended December 31, 2007 of $820,517 (December 31, 2006 - $632,396; December 31, 2005 - $1,077,642) was included in the Consolidated Statement of Operations.

Stock-based compensation expense not yet recognized on unvested options at December 31, 2007 is $1,658,616 (2006 - $1,799,037; 2005 - $2,306,461).

As at December 31, 2007, the exercise price of all of the Company’s outstanding options were in excess of the market price of the Company’s stock.

15.  RELATED PARTY TRANSACTIONS

On August 1, 2004, the Company acquired 250,000 common shares of JMG Exploration Inc. (“JMG”) for cash consideration of $1,000,000. JMG became a public company by completing an initial public offering in 2005, and as at December 31, 2007, the Company’s ownership is approximately 4.65% with the Company and JMG having two common directors represented on each board. The Company had accounted for it’s investment in JMG using the equity method in 2004 when it owned 100% of the outstanding common shares. During that period JMG incurred losses that exceeded the value of the Company’s net investment and therefore the Company reduced its net investment to zero. As the Company has not guaranteed any obligations or is not committed to any further financial support, and since the Company no longer has a controlling interest in JMG, no additional equity losses on the JMG investment have been recorded.

JED Oil Inc. and Subsidiaries

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(in United States Dollars unless otherwise stated)

During the year ended December 31, 2005, the Company charged JMG for certain general and administrative services and petroleum and natural gas equipment in the amount of $711,134. These services were provided under the terms of the Technical Services Agreement on an expense reimbursement basis. In consideration for the assignment of the Company’s interests in certain petroleum and natural gas properties, the Company charged JMG for drilling and other costs related to those properties in the amount $85,085 for the year ended December 31, 2005, on a cost recovery basis. In connection with these transactions the total amount receivable from JMG at December 31, 2005 was $401,142. During fiscal 2006, this amount was repaid in full.

On January 1, 2006, the Company entered into a Joint Services Agreement with JMG. Under the terms of that agreement the Company provided certain general and administrative services to JMG on a grossed-up cost basis. During the year ended December 31, 2006, the Company charged JMG for certain general and administrative services and petroleum and natural gas equipment in the amount of $391,494. The Company also charged JMG $5,187,286 in capital expenditures and $116,833 in operating costs for wells operated by the Company where JMG was a joint venture partner and an operator’s overhead recovery based on capital expenditures made of $119,553. JMG charged the Company $5,857,320 in capital expenditures and $64,403 in operating costs for wells operated by JMG where JED was a joint venture partner.

During the year ended December 31, 2007, JED charged JMG for petroleum and natural gas equipment, operating costs, and general and administrative services totaling $510,126. The amount charged by the Company included $212,071 in capital expenditures including overhead recovery and $298,055 in operating costs for wells operated by the Company where JMG was a joint venture partner. JMG did not charge the Company any amounts for capital expenditures or operating costs during the year. On September 4, 2007, JED acquired an increased working interest in petroleum and natural gas properties in the areas of North Dakota and Wyoming from JMG for total proceeds of $793,650. On September 4, 2007 also, the Company purchased accounts receivable with a net book value of $620,053 from JMG for total cost of $400,000.

In connection with these transactions the total amount receivable from JMG at December 31, 2007 $68,202 (December 31, 2006 - $1,426,102).

During the 12 months ended December 31, 2007, a corporation controlled by a director or officer of the Company paid the Company $2,053 in office rent.  There was no balance outstanding at December 31, 2007.

The above transactions were conducted in the normal course of operation and measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

16.  FINANCIAL INSTRUMENTS

(a)      Fair value of financial assets and liabilities

At December 31, 2007, the Company’s financial instruments consist of cash and cash equivalents, accounts receivable, due from JMG Exploration Inc., accounts payable, interest payable on convertible note, preferred share dividends payable, revolving loan and convertible notes payable. The convertible notes are carried in the accounts of the Company at their face value of $40,240,000 less a debt discount net of amortization (see note 9). Interest on the convertible notes is paid at a rate of 10% per annum on a quarterly basis. The convertible notes come due at February 1, 2008 with extensions to March 24, 2008 (see note 1 and 20). Since the convertible notes are not listed on a public market and cannot be traded, it is not practicable to estimate their market value. Unless otherwise noted, as at December 31, 2007 and 2006 there were no significant differences between the carrying amounts of these financial instruments and their estimated fair value.

(b)      Concentration of credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents, and accounts receivable. At December 31, 2007, the Company had its cash and cash equivalents with two banking institutions. The Company mitigates the concentration risk associated with cash deposits by only depositing material amounts of funds with major banking institutions. Concentrations of credit risk with respect to accounts receivable are the result of joint venture operations with petroleum and natural gas industry partners and are subject to normal industry credit risks. The Company routinely assesses the credit of joint venture partners to minimize the risk of non-payment.

JED Oil Inc. and Subsidiaries

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(in United States Dollars unless otherwise stated)

(c)      Interest rate risk

At December 31, 2007, the Company had no interest rate risk exposure as the Company’s revolving loan facility was terminated during the year due to the sale of assets that were security for the facility. At December 31, 2006, the interest rate risk exposure related only to the revolving loan.

(d)       Foreign currency risk

Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect the Company’s operating and financial results. The Company is exposed to foreign currency risk as the Company holds cash and cash equivalents, convertible redeemable notes payable, and convertible redeemable preferred shares that are denominated in amounts other than the functional currency.

No forward foreign currency exchange contracts were in place at December 31, 2007 and 2006.

(e)      Petroleum and natural gas prices

The Company’s results of operations and financial condition are dependent on the prices received for its petroleum and natural gas production. Petroleum and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil producing regions, which are beyond the control of the Company. Any decline in oil and natural gas prices could have a material adverse effect on the Company’s operations, financial condition, proven reserves and the level of expenditures of the development of its petroleum and natural gas reserves. The Company may manage the risk associated with changes in commodity prices and foreign exchange rates from time to time, by entering into oil or natural gas price hedges and forward foreign exchange contracts. To the extent that the Company engages in risk management activities related to commodity prices and foreign exchange rates, it will be subject to credit risks associated with counter parties with which it contracts.

At December 31, 2007 and 2006 the Company had no derivative financial or physical delivery contracts in place.

17.  COMMITMENTS AND CONTINGENCIES

The Company has entered into indemnification agreements with all of its directors and officers, which provides for the indemnification and advancement of expenses by the Company. There is no pending litigation or proceeding involving any director or officer of the Company for which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification. Accordingly, no provision has been made in these consolidated financial statements under the terms of the indemnification agreements.

The Company has received notification of a legal action against it by one of its note holders. In its complaint, the party has alleged a breach of a covenant of the convertible note and has claimed a right of redemption at 120% of the face value of the note plus interest. The claim totals $3,607,500 plus interest which includes the original face value of the note and an additional $607,500 which has not been booked as management of the Company does not consider that the action has merit and is vigorously defending against it.

Various of the Company’s petroleum and natural gas properties have had liens registered against them by suppliers totaling approximately $2.4 million in the normal course of business. There exists a possibility of additional liabilities for creditors of Caribou that may be secured by security superior to that of the security acquired by JED.

During the year ended December 31, 2007, the Company experienced a well-site blow out. The total potential environmental clean-up costs cannot be estimated at this date but the Company expects any amounts paid to be covered by insurance claims.

JED Oil Inc. and Subsidiaries

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(in United States Dollars unless otherwise stated)

18.  SEGMENT DISCLOSURE

In late 2005, JED commenced development activities in the states of North Dakota and Wyoming of the United States. At the end of 2007, activity was only occurring in the state of Wyoming. Analysis of results by operating segment (determined by geographic location):

	2007 $	2006 $	2005 $
Petroleum and natural gas sales
Canadian Operations	13,394,754	24,072,290	9,622,195
US operations	1,464,356	1,180,963	36,595
	14,859,110	25,253,253	9,658,790
Depletion, depreciation, and accretion
Canadian Operations	6,824,578	62,394,204	3,501,495
US operations	541,602	16,616,905	1,267
	7,366,180	79,011,109	3,502,762
Net income (loss)
Canadian Operations	10,017,973	(58,215,556)	1,117,725
US operations	521,824	(15,937,265)	25,419
	10,539,797	(74,152,821)	1,143,144
Total Assets (excluding intercompany balances)
Canadian Operations	77,725,644	31,926,310	72,222,718
US operations	2,504,773	3,676,394	3,496,695
	80,230,417	35,602,704	75,719,413
Capital expenditures
Canadian Operations	25,168,355	48,243,947	33,951,955
US operations	1,065,413	15,917,507	1,630,284
	26,233,768	64,161,454	35,582,239

19.  COMPARATIVE FIGURES

Certain of the prior period amounts have been reclassified to conform with the presentation adopted in the current period.

20.  SUBSEQUENT EVENTS

On January 25, 2008, JED sold all of its petroleum and natural gas property interest in the Candak Prospect area of North Dakota, USA to a third party for proceeds totaling of $3.5 million.

Subsequent to December 31, 2007, the holders of the Company’s Notes (see note 9) have agreed to restructure the Notes and provide for their redemption. Under the terms of the agreement, the Company has until May 15, 2008 to complete the credit facility offered by a Canadian Chartered Bank of approximately $32 million. Net proceeds from the loan facility will be used to repay approximately $26 million of the outstanding notes plus accrued interest, an extension fee, and to reduce the working capital deficiency. Notes in the amount of approximately $14 million will be amended or replaced and an additional note in the amount of $4 million will be issued for cash which will be applied to the working capital deficiency. These notes will pay interest quarterly at a rate of 12% per annum and be convertible into common shares of JED at an exercise price of $1.25 per share. Approximately $11 million of the Notes will have a maturity date of one year from the date of closing and Notes totaling approximately $7 million will mature two years from the closing date.